This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
As Confidentially Submitted to the Securities and Exchange Commission on November 12, 2013
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bankwell Financial Group, Inc.
(Exact Name of Registrant as specified in its Charter)

Connecticut	6022	20-8251355
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)
220 Elm Street
New Canaan, Connecticut 06840
(203) 652-6300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ernest J. Verrico, Sr.
Executive Vice President and Chief Financial Officer
Bankwell Financial Group, Inc.
220 Elm Street
New Canaan, Connecticut 06840
(203) 652-6300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

William W. Bouton III, Esq. Sarah M. Lombard, Esq. Hinckley, Allen & Snyder LLP 20 Church Street, 18th Floor Hartford, Connecticut 06103 (860) 331-2626	Michael P. Reed, Esq. Frank M. Conner III, Esq. DLA Piper LLP (US) 500 Eighth Street, NW Washington, DC 20004 (202) 799-4000
Approximate date of commencement of proposed sale to the public: As soon as practical after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered		Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee
Common stock, no par value	$		$
(1)
  Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o).
(2)
  Includes the offering price of shares to cover over-allotments, if any, pursuant to the option granted to the underwriters.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED            , 2013

          Shares
BANKWELL FINANCIAL GROUP, INC.
Common Stock
This prospectus relates to the initial public offering and sale of Bankwell Financial Group, Inc.’s common stock. We are offering             shares of our common stock.
Prior to this offering, there has been no established public market for our common stock. We currently estimate that the public offering price will be between $          and $          per share. We have applied to list our common stock on the Nasdaq Global Market under the symbol “BWFG.”
We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.
Please see “Risk Factors” beginning on page 19, for a discussion of certain risks that you should consider before making an investment decision to purchase our common stock.

		Per Share		Total
Initial public offering price of common stock	$		$
Underwriting discount(1)	$		$
Proceeds to us, before expenses	$		$

(1)
  See “Underwriting” for additional information regarding the underwriting discount and certain expenses payable to the underwriters by us.
We have granted the underwriters a 30-day option to purchase up to              additional shares of our common stock at the initial public offering price, less underwriting discount within 30 days from the date of this prospectus, to cover over-allotments, if any.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The shares of our common stock are not savings accounts, deposits, or other obligations of our bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, or the FDIC, or any other governmental agency.
The underwriters expect to deliver the shares of our common stock against payment on            , 2013.
Sandler O’Neill + Partners, L.P.
Prospectus dated          , 2013

ABOUT THIS PROSPECTUS
We, and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus by or on behalf of us to which we have referred you. We, and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.
No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of common stock.
For further information, please see the section of this prospectus entitled “Where You Can Find More Information.”
Industry and Market Data
Industry and market data used in this prospectus has been obtained from independent industry sources and publications available to the public, sometimes with a subscription fee, as well as from research reports prepared for other purposes. We did not commission the preparation of any of the sources or publications referred to in this prospectus. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.
Implications of Being an Emerging Growth Company
Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, as a company with less than $1.0 billion in revenues during our last fiscal year, we qualify as an “emerging growth company.” An emerging growth company may take advantage of reduced regulatory and reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:
•
  we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;
•
  we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;
•
  we are permitted to provide less extensive disclosure about our executive compensation arrangements; and
•
  we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.
We may take advantage of these provisions for up to five years unless we earlier cease to be an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual gross revenues, have more than $700.0 million in market value of our common stock held
i

by non-affiliates as of any June 30 before that time, or issue more than $1.0 billion of non-convertible debt in a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected in this prospectus to take advantage of scaled disclosure relating to executive compensation arrangements.
The JOBS Act also permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have “opted out” of this provision. As a result, we will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.
ii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision to purchase common stock in this offering. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements, and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, before making an investment decision to purchase our common stock. Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “Bankwell” and the “Company” refer to Bankwell Financial Group, Inc., a Connecticut corporation, and its consolidated subsidiaries.
Company Overview
We are a bank holding company, headquartered in New Canaan, Connecticut and offer a broad range of financial services through our banking subsidiary, Bankwell Bank, or the Bank, a Connecticut state commercial bank founded in 2002. Our primary market is the greater Fairfield County, Connecticut area, which we serve from our main office located in New Canaan, Connecticut and five branch offices located throughout the Fairfield County area. According to the U.S. Department of Commerce, Fairfield County is located in the fourth wealthiest metropolitan statistical area in the United States. As of June 30, 2013, on a consolidated basis, we had total assets of approximately $654.3 million, total loans of approximately $575.2 million, total deposits of approximately $519.3 million, and shareholders’ equity of approximately $60.6 million.
We are committed to becoming the premier “Hometown” bank in Fairfield County and its surrounding areas. We believe that our market exhibits highly attractive demographic attributes and presents favorable competitive dynamics, thereby offering long-term opportunities for growth. We have a history of building long-term customer relationships and attracting new customers through what we believe is our superior customer service and our ability to deliver a diverse product offering. In addition, we believe that our strong capital position and extensive local ownership, coupled with a highly respected and experienced executive management team and board of directors, give us instant credibility with our customers and potential customers in our market. Our focus is on building a franchise with meaningful market share and consistent revenue growth complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns for our shareholders.
Our History and Growth
Bankwell Bank was originally chartered as two separate banks, The Bank of New Canaan (including a separate division, Stamford First Bank) and The Bank of Fairfield. It was chartered with a commitment to building the premier community bank in the market we serve. We began operations in April 2002 with an initial capitalization of $8.6 million. Since December 31, 2007, Bankwell has experienced significant growth, with over $430.3 million in loan growth and $376.3 million in deposit growth, for compound annual growth rates of 30% and 26%, respectively, through June 30, 2013. In addition, our net interest margin has remained in 4.00% range despite pressures experienced industry-wide. In September 2013, The Bank of New Canaan and The Bank of Fairfield were merged and rebranded as “Bankwell Bank.”
Our financial and operational highlights include the following:
•
  Growing our total assets to approximately $654.3 million at June 30, 2013, from $190.9 million at December 31, 2007, representing a 25% compound annual growth rate; our total loans outstanding to approximately $575.2 million at June 30, 2013 from $144.9 million at December 31, 2007, representing a 30% compound annual growth rate; and our non-interest bearing deposits to approximately $95.2 million at June 30, 2013 from $26.0 million at December 31, 2007, representing a 27% compound annual growth rate;
•
  Maintaining low rates of net loan charge-offs as a result of our disciplined underwriting. Our highest annual rate of net loan charge-offs to average loans over the past five years was 0.18% in 2009, and our average annual rate of net loan charge-offs to average loans from December 31,

2008 to June 30, 2013 was 0.07%. Additionally, our average ratio of nonperforming assets to total assets was 0.68% for the five years ended December 31, 2012 and was 0.25% at June 30, 2013 and the ratio of total past due loans to total loans at June 30, 2013 was 0.36%;
•
  Maintaining a strong net interest margin of approximately 4.07% in 2012 and 4.03% for the six months ended June 30, 2013, in spite of industry-wide downward pressure driven by loan volume;
•
  Making continued strides in revenue improvements and operational efficiencies by entering new lines of business with commercial mortgage loan sales, merging the banks together and undergoing a core system conversion and reducing our efficiency ratio year-over-year from 76.93% for the six months ended June 30, 2012 to 72.93% for the six months ended June 30, 2013;
•
  Achieving revenue momentum including an increase in our noninterest income from $168,000 for the six months ended June 30, 2012 to $1.8 million for the six months ended June 30, 2013, which represents 13% of total revenue compared to 2% for the six months ended each of June 30, 2013 and 2012;
•
  Expanding our footprint and solidifying our presence in Fairfield County, with the acquisition of The Wilton Bank, full branch offices in Fairfield and Stamford, Connecticut and plans to establish a new branch in Norwalk, Connecticut in the first quarter of 2014;
•
  Strengthening our commitment to commercial and industrial lending by expanding into Bridgeport, Connecticut with a new loan production office during 2012;
•
  Launching Bankwell Investment Services, a new wealth management services division in October 2013 through an agreement with an investment brokerage firm to provide on-site wealth management specialists who will be able to provide advice and support to individuals and businesses and increase our fee income;
•
  Named Number 1 Community Bank in Connecticut in October 2011 by The Commercial Record’s Annual Readers Poll; and
•
  Rebranding under the Bankwell name in an effort to continue to capture market share and resonate with consumers, allowing a more centralized marketing approach.
Our Competitive Strengths
We believe that we are especially well-positioned to create value for our shareholders as a result of the following competitive strengths:
•
  Our Market.   Our current market is defined as the greater Fairfield County area, which is part of the fourth most affluent metropolitan statistical area in the United States, the Bridgeport-Stamford-Norwalk, Connecticut Metropolitan Statistical Area, or MSA, according to the U.S. Department of Commerce. The Stamford market area includes numerous affluent suburban communities of professionals who work at the 14 Fortune 500 companies headquartered in Connecticut or commute into New York City, approximately 50 miles from our headquarters, and many small to mid-sized businesses which support these communities. Fairfield County is the wealthiest county in Connecticut, with a 2007-2011 median household income of $82,558 according to estimates from United States Census Bureau. We believe that this market has economic and competitive dynamics that are favorable to executing our growth strategy.
•
  Experienced and Respected Management Team with a Proven and Successful Track Record.   Our executive management team, led by Peyton R. Patterson, is comprised of seasoned professionals with significant banking experience, a history of high performance at local financial institutions and success in identifying, acquiring and integrating financial institutions. Ms. Patterson has over 25 years of commercial banking experience, previously serving as Chairman, President and CEO at NewAlliance Bancshares, an approximately $9 billion asset bank headquartered in New Haven, Connecticut which was acquired by First Niagara Financial Group, Inc. in 2011. Our senior management team also includes Heidi S. DeWyngaert, Executive Vice President, Chief Lending Officer (nine years with us), Ernest J. Verrico, Sr., Executive Vice President, Chief Financial

Officer (four years with us), Gail E.D. Brathwaite, Executive Vice President, Chief Operating Officer (formerly worked with Ms. Patterson for nine years at NewAlliance, eight months with us), Peter Russell, Senior Vice President, Chief Credit Officer (two years with us), and Diane Knetzger, Senior Vice President, Director of Marketing (nine years with us).
•
  Dedicated Board of Directors with Strong Community Involvement.   Our board of directors is comprised of a group of local business leaders who understand the need for strong community banks that focus on serving the financial needs of their customers. Two of our directors, Frederick R. Afragola and Merrill Jay Forgotson, were formerly our officers and instrumental in our organization and growth. Mr. Afragola was the Chief Executive Officer and President of The Bank of New Canaan from its opening in 2002 until his retirement in 2008 and played an integral role in building our foundation and guiding our growth. Mr. Forgotson was our President and Chief Executive Officer from 2008 until his retirement in 2012 and continued to lead our strategic growth and expansion. The interests of our executive management team and directors are aligned with those of our shareholders through common stock ownership. At June 30, 2013, our directors and officers beneficially owned approximately 60% of our common stock. By capitalizing on the close community ties and business relationships of our executive management team and directors, we are positioned to continue taking advantage of the market opportunity present in our primary market.
•
  Sound Credit Quality.   By adhering to rigorous underwriting criteria, we have built a diversified asset portfolio anchored by commercial real estate loans, with significant credit protection and attractive yields in our primary market of Fairfield County, Connecticut. We strive to underwrite the customer relationship and not just the credit, allowing us to originate higher-quality assets, which we believe generate more predictable and more stable returns on a risk-adjusted basis. Our focus on the long-term success of our business through increasing risk-adjusted returns, as opposed to short-term profit goals, has enabled us to remain profitable in various market conditions across business cycles.
•
  Strong Capital Position.   At June 30, 2013, the Company had a 7.58% tangible common equity ratio, and The Bank of New Canaan and The Bank of Fairfield each had a 7.65% Tier 1 leverage ratio and a 9.31% Tier 1 risk-based ratio and 8.41% Tier 1 leverage ratio and a 10.31% Tier 1 risk-based ratio, respectively. We believe that our ability to attract capital has facilitated our growth and is an integral component to the execution of our business plan.
•
  Scalable Operating Platform.   We provide banking technology, including remote deposit capture, internet banking and mobile banking, to provide our customers with the most choices and to create a scalable platform to accommodate our future growth aspirations. We believe that our advanced technology combined with responsive and personal service provides the Bank’s customers with a superior banking experience
Our Business Strategy
We seek to position ourselves as the “Hometown” bank and to be the banking provider of choice in our highly attractive market area and serve as a locally based alternative to our larger competitors. To attain our objective, we utilize the following business strategies:
•
  Disciplined Focus on Risk Management.   Effective risk management is a key component of our strong corporate culture. We use our strong risk management infrastructure to monitor our existing loan and investment securities portfolios, support operational decision-making and improve our ability to generate earning assets with strong credit quality. To maintain our strong credit quality, we use a comprehensive underwriting process and we seek to maintain a diversified loan portfolio and a conservative investment securities portfolio. Board-approved policies contain approval authorities, as appropriate, and are reviewed at least annually. We have a Risk Management Steering Committee comprised of executive officers who oversee new business initiatives and other activities that warrant oversight of risk and related mitigants. Internal review procedures are performed regarding anti-money laundering and consumer compliance requirements. We have a Chief Risk Officer who reports directly to the Chairman of our board of director’s Audit Committee.

•
  Responsive, Customer-Centric Products and Services and a Community Focus.   We offer a broad array of products and services which we customize to allow us to focus on building long-term relationships with our customers through high-quality, responsive and personal customer service. By focusing on the entire customer relationship, we build the trust of our customers which leads to long-term relationships and generates our organic growth. In addition, we are committed to meeting the needs of the communities that we serve. Our employees are involved in many civic and community organizations which we support through sponsorships. As a result, customers and potential customers within our market know about us and frequently interact with our employees which allows us to develop long-term customer relationships without extensive advertising.
•
  Strategic Acquisitions.   To complement our organic growth, we focus on strategic acquisitions in or around our existing markets that further our objectives. We believe there are many banking institutions that continue to face credit challenges, capital constraints and liquidity issues and that lack the scale and management expertise to manage the increasing regulatory burden and will likely need to partner with an institution like ours. As we evaluate potential acquisitions, we will continue to seek acquisitions that provide meaningful financial benefits, long-term organic growth opportunities and expense reductions, without compromising our risk profile.
•
  Utilization of Efficient and Scalable Infrastructure.   We employ a systematic and calculated approach to increasing our profitability and improving our efficiencies. We have recently improved our operating infrastructure particularly in the areas of technology, data processing, compliance and personnel. We believe that our scalable infrastructure provides us with an efficient operating platform from which to grow in the near term, while continuing to deliver our high-quality, responsive customer service and without incurring significant incremental noninterest expenses, which will enhance our ability to grow and increase our returns.
Recent Developments
Rebranding.   On September 9, 2013, we changed our name from BNC Financial Group, Inc. to Bankwell Financial Group, Inc., and we merged together our two bank subsidiaries, The Bank of Fairfield and The Bank of New Canaan and rebranded the combined entity “Bankwell Bank.”
Expansion Activities.   On November 5, 2013, we acquired The Wilton Bank for approximately $5 million in cash, and merged The Wilton Bank into Bankwell Bank. The acquisition added one branch, approximately $28.0 million in loans, $65.0 million in deposits and will expand our presence in Fairfield County. In addition, we plan to open a new branch in Norwalk, Connecticut in the first quarter of 2014, which will expand our footprint in Fairfield County.
Capital Raising Activities.   In the third quarter of 2013, we raised approximately $6.2 million in additional capital through the sale of 370,000 shares, approximately 9.73% of issued and outstanding shares, of our common stock to Wellington Fund and its affiliates. As a result of this private placement, our tangible common equity ratio improved from 7.58% as of June 30, 2013, to 8.36% as of September 30, 2013. In connection with this private placement, we granted Wellington Fund and its affiliates a preemptive right to participate in any private or public offering of shares of our common stock by us, including this offering, until September 30, 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” for a reconciliation of tangible common equity ratio to the most directly comparable GAAP financial measure.
Financial Highlights for the Third Quarter of 2013.   On November 6, 2013, we reported results for the third quarter of 2013. We reported net income of $1.3 million for the third quarter of 2013, a 665% increase over the $172 thousand earned during the same period of 2012, a 27% increase over the second quarter of 2013 (excluding securities gains taken in the second quarter of 2013), and the third consecutive quarter of record earnings. We reported year-to-date record earnings per share of $1.01, up from $0.32 per share for the same period of 2012.
At September 30, 2013, total assets were $683.5 million, a $102 million or 18% increase over September 30, 2012. Loans outstanding continued to show strong momentum with loan originations a record high at $92 million for the quarter, a 22% increase over the quarter ended September 30, 2012. Our credit quality remained strong, with nonperforming assets to total assets dropping to 0.21%. Deposits also hit a record level at $544 million at September 30, 2013, an increase of $89 million or 20%, year over year. Tangible book value also reached an historic level of $15.26 per share.
For the nine months ended September 30, 2013, we had total revenue of $21.6 million, an increase of $5.9 million, or 38%, over the nine months ended September 30, 2012. While our net interest margin decreased slightly from the second quarter of 2013 to 3.99%, our increases in loans outstanding contributed to our strong revenue growth. We also had growth in our non-interest income, which totaled $2.9 million for the nine months ended September 30, 2013 representing 13% of our total revenue, up from 2% for the fiscal year ended December 31, 2012.
Risk Factors
There are a number of risks that should be considered before making an investment in this offering. These risks are discussed more fully in the section entitled “Risk Factors” beginning on page 19 of this prospectus. These risks include but are not limited to the following:
•
  Our business may be adversely affected by general business and economic conditions.
•
  We rely heavily on our management team and could be adversely affected by the unexpected loss of key officers.
•
  Lack of seasoning in our loan portfolio could increase risk of credit defaults in the future.
•
  The additional capital raised in this offering will be deployed to support our growth plans. There is no guarantee that our growth initiatives will be successful as our historic organic growth has been.
•
  Our interest rate sensitivity profile was liability sensitive as of June 30, 2013, which will result in our income decreasing more in a rising rate environment than a falling rate environment.
•
  We operate in a highly regulated environment, which could restrain our growth and profitability.
Additional Information
Our principal executive office is located at 220 Elm Street, New Canaan, Connecticut 06840, and our telephone number is (203) 652-6300. Our website address is www.mybankwell.com. The information contained on or accessible through our website is not a part of or incorporated by reference into this prospectus.

THE OFFERING

Securities offered
             shares of common stock
Underwriter purchase option
             shares of common stock
Securities offered as a percentage of outstanding shares of common stock
       % assuming the underwriters do not exercise their purchase option.
Common stock outstanding after closing of this offering(1)
             shares of common stock, assuming the underwriters do not exercise their purchase option.
Use of proceeds
We intend to use the net proceeds of this offering to support organic growth and other general corporate purposes. We also plan to use the capital to support future asset growth and continued expansion of the Bank’s business through acquisitions of branches, whole financial institutions and related lines of business. For additional information, see “Use of Proceeds.”
Dividend policy
We have never paid cash dividends to holders of our common stock. We believe payment of dividends on a regular basis is an appropriate way to enhance shareholder value in the long term. Any future determinations to pay dividends relating to our dividend policy will be made at the discretion of our board of directors depending upon our capital needs and dividend-paying capacity. For additional information, see “Dividend Policy.”
Listing
We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “BWFG.”
Purchases by Officers and Directors
Certain of our directors and executive officers have indicated an interest in participating in this offering. Collectively, our directors and executive officers own 1,862,226 shares of our common stock as of November 8, 2013.
Risk factors
An investment in the common stock involves risks. See “Risk Factors” on page 19, for a discussion of factors that you should carefully consider before making an investment decision.

(1)
  Unless expressly indicated or the context requires otherwise, all information in this prospectus:
•
  assumes no exercise by the underwriters of their right to purchase up to an additional        shares of our common stock to cover over-allotments;
•
  does not attribute to any director, officer, or principal shareholder any purchases of shares of our common stock in this offering, including through the directed share program described in “Underwriting — Directed Share Program”;

•
  does not include as outstanding 263,818 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $14.84 per share (of which options to purchase 237,682 shares have vested);
•
  does not include 304,460 shares of our common stock issuable upon the exercise of outstanding warrants; and
•
  does not include as outstanding 60,000 shares of our common stock reserved for issuance in connection with stock awards that remain available for issuance under our stock incentive plans.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF
BANKWELL FINANCIAL GROUP, INC.
You should read the selected historical consolidated financial and operating data set forth below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization,” as well as the consolidated financial statements and the related notes included elsewhere in this prospectus. The selected historical financial data as of and for the years ended December 31, 2012 and 2011, except for the selected ratios, has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical financial data for the years ended December 31, 2010, 2009 and 2008, except for the selected ratios, has been derived from our audited consolidated financial statements not included in this prospectus. The selected historical earnings data for the six months ended June 30, 2013 and 2012 and the selected historical financial condition data as of June 30, 2013, has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, and our selected historical financial condition data as of June 30, 2012, has been derived from our unaudited consolidated financial statements not included in this prospectus. The selected historical financial data for the six months ended June 30, 2013 and 2012 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles, or GAAP. Our results of operations for the six months ended June 30, 2013 are not necessarily indicative of our results of operations that may be expected for the year ending December 31, 2013, or future performance. Certain prior year amounts have been reclassified to conform to the current year financial statement presentation. These reclassifications only changed the reporting categories but did not affect our results of operations or financial position. The performance, asset quality and capital ratios are unaudited and derived from the financial statements as of and for the periods presented. Average balances have been computed using daily averages. We have presented certain information in the table below on a non-GAAP basis. We believe that these non-GAAP ratios, when taken together with the corresponding ratios calculated in accordance with GAAP, provide meaningful supplemental information regarding our performance for the periods presented. Reconciliations for all non-GAAP measures included in the table below are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
(Dollars in thousands, except per share data)	2013	2012	2012	2011	2010	2009	2008
Statements of Income:
Interest and dividend income	$13,577	$11,625	$24,397	$20,587	$16,877	$13,950	$12,329
Interest expense	1,244	1,492	3,192	2,870	3,209	3,651	3,388
Net interest income	12,333	10,133	21,205	17,717	13,668	10,299	8,941
Provision for loan losses	442	1,190	1,821	1,049	1,311	1,741	1,618
Net interest income after provision for loan losses	11,891	8,943	19,384	16,668	12,357	8,558	7,323
Noninterest income	1,808	168	345	1,134	1,695	896	620
Noninterest expense	9,729	7,977	17,858	14,601	13,331	10,555	8,385
Income (loss) before income tax	3,970	1,134	1,871	3,201	721	(1,101)	(442)
Income tax expense (benefit)	1,490	434	657	997	214	(271)	1
Net income (loss)	2,480	700	1,214	2,204	507	(830)	(443)
Preferred stock dividends and net accretion	55	55	132	206	261	427	—
Net income (loss) available to common shareholders	$2,425	$645	$1,082	$1,998	$246	$(1,257)	$(443)
Per Share Data:
Basic earnings (loss) per share	$0.73	$0.23	$0.39	$0.72	$0.10	$(0.51)	$(0.18)
Diluted earnings (loss) per share	0.69	0.23	0.38	0.71	0.09	(0.50)	(0.18)
Book value per share (end of period)(a)	14.85	14.36	14.50	13.85	12.81	12.51	12.97
Tangible book value per share (end of period)(a)	14.85	14.36	14.50	13.85	12.81	12.51	12.97
Shares outstanding (end of period)(a)	3,338,153	2,758,200	2,797,200	2,758,200	2,756,200	2,450,349	2,435,349
Weighted average shares outstanding – basic	3,332,000	2,758,000	2,768,000	2,757,000	2,531,000	2,447,000	2,435,000
Weighted average shares outstanding – diluted	3,493,000	2,862,000	2,865,000	2,811,000	2,588,000	2,492,000	2,524,000
Annualized Performance Ratios:
Return on average assets(b)	0.79%	0.28%	0.22%	0.50%	0.14%	(0.29)%	(0.20)%
Return on average common shareholders’ equity(b)	10.12%	3.59%	3.07%	6.70%	0.75%	(4.04)%	(1.40)%
Return on average shareholders’ equity(b)	8.27%	2.80%	2.40%	5.03%	1.33%	(2.47)%	(1.40)%
Average shareholders’ equity to average assets	9.55%	9.89%	9.34%	10.01%	10.37%	11.70%	14.11%
Net interest margin	4.03%	4.12%	4.07%	4.24%	4.08%	3.73%	4.25%
Asset Quality Ratios:
Total past due loans to total loans(c)	0.36%	1.23%	0.75%	1.01%	0.79%	2.68%	0.62%
Nonperforming loans to total loans	0.28%	1.23%	0.75%	1.01%	0.79%	0.96%	0.62%
Nonperforming assets to total assets(d)	0.25%	1.11%	0.80%	0.78%	0.57%	0.75%	0.50%
Allowance for loan losses to nonperforming loans	514.64%	131.63%	200.84%	171.88%	239.23%	177.83%	248.57%
Allowance for loan losses to total loans(c)	1.43%	1.61%	1.50%	1.74%	1.87%	1.70%	1.54%
Net charge-offs to average loans(c)	0.03%	0.08%	0.07%	0.02%	0.09%	0.18%	0.01%
Statements of Financial Condition:
Total assets	$654,252	$527,933	$611,788	$477,355	$395,708	$328,160	$247,041
Gross portfolio loans(c)	575,222	452,578	530,050	369,294	288,425	257,268	197,701
Investment securities	34,692	55,994	46,412	94,972	58,152	34,060	30,975
Deposits	519,254	414,567	462,101	367,115	309,137	244,215	170,732
Borrowings	69,000	61,000	91,000	58,000	44,000	46,000	43,000
Total equity	60,559	50,589	51,534	49,188	40,354	35,695	31,577
Non-GAAP Financial Measures:
Efficiency ratio(e)	72.43%	76.93%	82.76%	78.50%	84.93%	94.28%	78.90%

(a)
  Excludes preferred stock
(b)
  Calculated based on net income before preferred stock dividends and net accretion
(c)
  Calculated using the principal amounts outstanding on loans
(d)
  Nonperforming assets consist of nonperforming loans and other real estate owned
(e)
  The efficiency ratio represents the ratio of noninterest expenses, net of other real estate owned expenses to the sum of net interest income before provision for loan losses and noninterest income, excluding security and other real estate owned gains or losses. In 2008, noninterest expenses are also net of costs related to organizing The Bank of Fairfield and BNC Financial Group. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

SELECTED HISTORICAL FINANCIAL DATA OF THE WILTON BANK
You should read the selected historical financial and operating data set forth below in conjunction with the financial statements and the related notes included elsewhere in this prospectus. The selected historical financial data as of and for the years ended December 31, 2012 and 2011, except for the selected ratios, has been derived from The Wilton Bank’s audited financial statements included elsewhere in this prospectus. The selected historical financial data for the years ended December 31, 2010, 2009 and 2008, except for the selected ratios, has been derived from The Wilton Bank’s audited financial statements not included in this prospectus. The selected historical earnings data for the six months ended June 30, 2013 and 2012 and the selected historical financial condition data as of June 30, 2013, has been derived from The Wilton Bank’s unaudited financial statements included elsewhere in this prospectus, and The Wilton Bank’s selected historical financial condition data as of June 30, 2012, has been derived from unaudited financial statements not included in this prospectus. The selected historical financial data for the six months ended June 30, 2013 and 2012 has not been audited but, in the opinion of management, contains all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly The Wilton Bank’s financial position and results of operations for such periods in accordance with GAAP. The Wilton Bank’s results of operations for the six months ended June 30, 2013 are not necessarily indicative of results of operations that may be expected for the year ending December 31, 2013, or future performance. The performance, asset quality and capital ratios are unaudited and derived from the financial statements as of and for the periods presented. Average balances have been computed using daily averages.

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
(Dollars in thousands, except per share data)	2013	2012	2012	2011	2010	2009	2008
Statements of Income:
Interest and dividend income	$922	$1,039	$1,954	$2,034	$2,619	$4,364	$6,244
Interest expense	72	91	177	244	397	807	1,493
Net interest income	850	948	1,777	1,790	2,222	3,557	4,751
Provision for loan losses	—	—	—	900	560	3,200	—
Net interest income after provision for loan losses	850	948	1,777	890	1,662	357	4,751
Noninterest income	129	135	278	1,061	273	276	(1,289)
Noninterest expense	1,943	1,825	3,796	3,870	3,842	3,485	3,090
(Loss) income before income tax	(964)	(742)	(1,741)	(1,919)	(1,907)	(2,852)	372
Income tax expense	—	—	—	1,351	(391)	(1,124)	84
Net (loss) income	$(964)	$(742)	$(1,741)	$(3,270)	$(1,516)	$(1,728)	$288
Per Share Data:
Basic (loss) income per share	$(2.59)	$(1.99)	$(4.67)	$(8.77)	$(4.07)	$(4.61)	$0.75
Diluted (loss) income per share	(2.59)	(1.99)	(4.67)	(8.77)	(4.07)	(4.61)	0.75
Book value per share (end of period)	18.94	24.21	21.53	26.20	34.97	38.79	44.06
Shares outstanding (end of period)	481,245	481,245	481,245	481,245	481,245	481,245	481,245
Weighted average shares outstanding – basic	372,985	372,985	372,985	372,985	372,985	372,985	381,212
Weighted average shares outstanding – diluted	372,985	372,985	372,985	372,985	372,985	375,260	381,905
Annualized Performance Ratios:
Return on average assets	(2.60)%	(2.04)%	(2.38)%	(4.17)%	(1.66)%	(1.77)%	0.29%
Return on average common shareholders’ equity	25.64%	(15.89)%	(19.32)%	(28.85)%	(10.74)%	(10.97)%	1.66%
Return on average shareholders’ equity	(25.64)%	(15.89)%	(19.32)%	(28.85)%	(10.74)%	(10.97)%	1.66%
Average shareholders’ equity to average assets	10.13%	12.83%	12.34%	14.44%	15.44%	16.18%	17.34%
Net interest margin	2.61%	2.99%	2.80%	2.57%	2.71%	4.06%	5.04%
Asset Quality Ratios:
Total past due loans to total loans(a)	21.10%	25.01%	22.05%	31.50%	39.09%	12.91%	16.23%
Nonperforming loans to total loans	20.83%	24.27%	21.60%	31.37%	39.09%	12.91%	15.55%
Nonperforming assets to total assets(b)	11.63%	17.06%	13.85%	20.72%	25.26%	9.96%	12.54%
Allowance for loan losses to nonperforming loans	14.16%	12.63%	15.31%	10.06%	10.39%	32.94%	15.73%
Allowance for loan losses to total loans	2.95%	3.06%	3.31%	3.16%	4.06%	4.25%	2.44%
Net charge-off’s to average loans	0.72%	0.42%	0.50%	3.52%	2.29%	3.05%	0.68%
Statements of Financial Condition:
Total assets	$75,180	$73,404	$76,124	$76,412	$84,285	$95,360	$106,311
Gross portfolio loans	29,733	37,109	33,656	41,330	50,067	66,199	68,880
Investment securities	1,027	999	1,032	2,499	8,036	8,067	9,593
Deposits	67,898	64,192	67,881	66,448	70,982	80,539	85,364
Borrowings	—	—	—	—	—	—	3,500
Total equity	7,066	9,030	8,031	9,772	13,044	14,555	16,828

(a)
  Calculated using the principal amounts outstanding on loans.
(b)
  Nonperforming assets consist of nonperforming loans and other real estate owned.

SUMMARY SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
The following unaudited pro forma condensed consolidated financial data combines data from the historical consolidated balance sheets and historical consolidated statements of income of Bankwell Financial Group, Inc., or the Company, and the historical statements of financial condition and historical statements of income of The Wilton Bank, giving effect to the merger of The Wilton Bank into Bankwell Bank, a wholly-owned subsidiary of the Company.
The unaudited pro forma condensed consolidated balance sheet data as of June 30, 2013 combine data from the historical consolidated balance sheet of the Company as of June 30, 2013 and the historical statements of financial condition of The Wilton Bank as of June 30, 2013, giving effect to the merger as if it had been consummated on June 30, 2013. The unaudited pro forma condensed consolidated balance sheet data as of December 31, 2012 combine data from the historical condensed consolidated balance sheet of the Company as of December 31, 2012 and the historical statements of financial condition of The Wilton Bank as of December 31, 2012, giving effect to the merger and related events as if they had been consummated on December 31, 2012.
The unaudited pro forma combined condensed statements of income data for the six months ended June 30, 2013 combine data from the historical consolidated statements of income of the Company for the six months ended June 30, 2013 and the historical statements of income of The Wilton Bank for the six months ended June 30, 2013, giving effect to the merger as if it had been consummated on January 1, 2013. The unaudited pro forma combined condensed statements of income data for the year ended December 31, 2012 combine the historical consolidated statements of income of the Company for the year ended December 31, 2012 and the historical statements of income of The Wilton Bank for the year ended December 31, 2012, giving effect to the merger as if it had been consummated on January 1, 2012.
The unaudited pro forma condensed consolidated financial data give effect to the merger using acquisition accounting as required by accounting principles generally accepted in the United States of America.
The unaudited pro forma condensed consolidated financial data are provided for informational purposes only. The pro forma unaudited consolidated financial data presented are not necessarily indicative of the actual results that might have been achieved for the periods or dates indicated, nor are they necessarily indicative of the future results of the combined company following the consummation of the merger. The unaudited pro forma financial data are based on preliminary estimates and assumptions set forth below.
The pro forma unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto of each of the Company and The Wilton Bank contained elsewhere in this prospectus.
The unaudited pro forma net earnings (loss) and common stockholders’ equity derived from the above assumptions are qualified by the statements set forth under this caption and should not be considered indicative of the market value of the Company’s common stock or the actual results of operations of the Company for any period. Such pro forma data may be materially affected by the actual expenses incurred in connection with the merger with The Wilton Bank.
Pro forma adjustments are necessary to reflect estimated fair value adjustments on financial assets and liabilities and the amortization of identifiable intangible assets created in the merger with The Wilton Bank. The pro forma adjustments give effect to events that are directly attributable to the acquisition of The Wilton Bank.
The pro forma condensed consolidated financial data do not reflect adjustments for estimated transaction costs or cost savings expected to be realized from the elimination of certain expenses and from synergies expected to be created or the costs to achieve such cost savings or synergies. No assurance can be given that cost savings or synergies will be realized. Income taxes do not reflect the amounts that would have resulted had the Company, the Bank and The Wilton Bank filed consolidated income tax returns during the periods presented. Such entries will be recorded as incurred, are non-recurring and are thus not reflected in the calculations of pro forma income (loss).

June 30, 2013 Pro Forma Balance Sheet Data.   The following table presents pro forma balance sheet information at June 30, 2013.
Bankwell Financial Group
Pro Forma Balance Sheet Data
As of June 30, 2013

In thousands, except per share amounts	Bankwell Financial Group	The Wilton Bank	Mark to Market Adjustments		Financing and Transaction Adjustments		Pro Forma
ASSETS
Cash and cash equivalents	$38,610	$37,745	$—		$(8,405	)(6)	$67,950
Securities	34,692	1,027	—		—		35,719
Total loans	573,712	29,688	(2,867)		—		600,533
Allowance for loan losses	(8,224)	(877)	877		—		(8,224)
Loans receivable, net	565,488	28,811	(1,990	)(1)	—		592,309
Foreclosed real estate	26	2,550	—		—		2,576
Premises and equipment, net	2,334	4,341	340	(2)	—		7,015
Core deposit intangible	—	—	—		600	(7)	600
Deferred income taxes	3,403	—	952	(3)	—		4,355
Other assets	9,699	706	577	(4)	—		10,982
Total Assets	$654,252	$75,180	$(121)		$(7,805)		$721,506
LIABILITIES AND CAPITAL
Liabilities
Deposits	$519,254	$67,898	$—		$(3,370	)(8)	$583,782
Other liabilities	74,439	216	—		965		75,620
Total liabilities	593,693	68,114	—		(2,405)		659,402
Capital Accounts
Common stock	49,579	12,614	(5,669	)(5)	(5,400)		51,124
Preferred stock	10,980	—	—		—		10,980
Treasury stock	—	(5,548)	5,548	(5)	—		—
Total capital	60,559	7,066	(121)		(5,400)		62,104
Total liabilities and capital	$654,252	$75,180	$(121)		$(7,805)		$721,506
Shares Outstanding	3,338	373	—		(373)		3,338
Common Book Value per Share	$14.85	$18.94					$15.32
Tangible Book Value per Share	$14.85	$18.94					$15.14
Tangible Equity / Total Assets	9.26%	9.40%					8.52%
Tangible Common Equity / Total Assets	7.58%	9.40%					7.00%

(1)
  Adjustment to net loans of $2.0 million represents the credit mark net of the elimination of the allowance for loan losses.
(2)
  Adjustment for the market value of branch property (land) acquired in the merger.
(3)
  Adjustment for the maximum realizable amount of The Wilton Bank’s deferred tax asset to be released over a carry forward period of 20 years.
(4)
  Adjustment for the amount of deferred tax asset created as a result of the transaction.
(5)
  Adjustment to eliminate the capital accounts of The Wilton Bank pursuant to acquisition accounting.
(6)
  Includes merger consideration of $5 million paid to The Wilton Bank and estimated run-off of deposits at close, reduced by accrued transaction expenses.

(7)
  Core deposit intangible, which equals 1% of total core deposits (total deposits less jumbo time deposits), represents the economic value of the acquired core deposit base. The core deposit intangible will be amortized over an estimated life of 10 years based upon the specific composition and characteristics of the deposit base acquired from The Wilton Bank.
(8)
  Reduction in The Wilton Bank’s deposits due to run-off at transaction close, estimated at 5%.

June 30, 2013 Pro Forma Statement of Income Data.   The following table presents pro forma statement of income information for the six months ended June 30, 2013.
Bankwell Financial Group
Pro Forma Statement of Income Data
For the Six Months Ended June 30, 2013

In thousands	Bankwell Financial Group	The Wilton Bank	Mark to Market Adjustments		Financing and Transaction Adjustments	Pro Forma
Interest and dividend income	$13,577	$922	$3	(1)	$—	$14,502
Interest expense	1,244	72	—		58 (3)	1,374
Net interest income	12,333	850	3		(58)	13,128
Provision for loan losses	442	—	—		—	442
Net income after provision for loan losses	11,891	850	3		(58)	12,686
Other income	1,808	129	—		—	1,937
Other expenses	9,729	1,943	—		60 (4)	11,732
Income (loss) before income tax expense	3,970	(964)	3		(118)	2,891
Income tax expense (benefit)	1,490	—	(23	)(2)	(41)	1,426
Net income (loss)	$2,480	$(964)	$26		$(77)	$1,465
Preferred stock dividends	(55)	—	—		—	(55)
Net income (loss) attributable to common shareholders	$2,425	$(964)	$26		$(77)	$1,410

(1)
  Adjustment to interest income represents the accretion of the credit mark adjustment for loans. The loan mark is amortized using the interest method over the projected lives of the related loans.
(2)
  Adjustment includes $24 thousand to recognize the net operating loss carry forward based on the maximum realizable amount of deferred tax asset of $952 thousand over the carry forward period of 20 years.
(3)
  Adjustment to interest expense represents the cost of capital for cash funding of the acquisition.
(4)
  Adjustment to noninterest expense represents amortization of the core deposit intangible over 10 years on a sum-of-the-years digits basis. The pro forma noninterest expense adjustment excludes the impact of one-time restructuring and transaction costs.

December 31, 2012 Pro Forma Balance Sheet Data.   The following table presents pro forma balance sheet information at December 31, 2012.
Bankwell Financial Group
Pro Forma Balance Sheet Data
As of December 31, 2012

In thousands, except per share amounts	Bankwell Financial Group	The Wilton Bank	Mark to Market Adjustments		Financing and Transaction Adjustments		Pro Forma
ASSETS
Cash and cash equivalents	$28,927	$34,125	$—		$(8,405	)(6)	$54,647
Securities	46,412	1,032	—		—		47,444
Total loans	527,217	33,608	(3,103)		—		557,722
Allowance for loan losses	(6,425)	(1,113)	1,113		—		(6,425)
Loans receivable, net	520,792	32,495	(1,990	)(1)	—		551,297
Foreclosed real estate	962	3,270	—		—		4,232
Premises and equipment, net	2,518	4,392	340	(2)	—		7,250
Core deposit intangible	—	—	—		600	(7)	600
Deferred income taxes	2,798	—	952	(3)	—		3,750
Other assets	9,379	810	577	(4)	—		10,766
Total Assets	$611,788	$76,124	$(121)		$(7,805)		$679,986
LIABILITIES AND CAPITAL
Liabilities
Deposits	$462,101	$67,881	$—		$(3,370	)(8)	$526,612
Other liabilities	98,153	212	—		965		99,330
Total liabilities	560,254	68,093	—		(2,405)		625,942
Capital Accounts
Common stock	40,554	13,579	(5,669	)(5)	(5,400)		43,064
Preferred stock	10,980	—	—		—		10,980
Treasury stock	—	(5,548)	5,548	(5)	—		—
Total capital	51,534	8,031	(121)		(5,400)		54,044
Total liabilities and capital	$611,788	$76,124	$(121)		$(7,805)		$679,986
Shares Outstanding	3,327	373	—		(373)		3,327
Common Book Value per Share	$12.19	$21.53					$12.94
Tangible Book Value per Share	$12.19	$21.53					$12.76
Tangible Equity / Total Assets	8.42%	10.55%					7.86%
Tangible Common Equity / Total Assets	6.63%	10.55%					6.24%

(1)
  Adjustment to net loans of $2.0 million represents the credit mark net of the elimination of the allowance for loan losses.
(2)
  Adjustment for the market value of branch property (land) acquired in the merger.
(3)
  Adjustment for the maximum realizable amount of The Wilton Bank’s deferred tax asset to be released over a carry forward period of 20 years.
(4)
  Adjustment for the amount of deferred tax asset created as a result of the transaction.
(5)
  Adjustment to eliminate the capital accounts of The Wilton Bank pursuant to acquisition accounting.
(6)
  Includes merger consideration of $5 million paid to The Wilton Bank and estimated run-off of deposits at close, reduced by accrued transaction expenses.

(7)
  Core deposit intangible, which equals 1% of total core deposits (total deposits less jumbo time deposits), represents the economic value of the acquired core deposit base. The core deposit intangible will be amortized over an estimated life of 10 years based upon the specific composition and characteristics of the deposit base acquired from The Wilton Bank.
(8)
  Reduction in The Wilton Bank’s deposits due to run-off at transaction close, estimated at 5%.

December 31, 2012 Pro Forma Statement of Income Data.   The following table presents pro forma statement of income information for the year ended December 31, 2012.
Bankwell Financial Group
Pro Forma Statement of Income Data
For the Year Ended December 31, 2012

In thousands	Bankwell Financial Group	The Wilton Bank	Mark to Market Adjustments		Financing and Transaction Adjustments	Pro Forma
Interest and dividend income	$24,397	$1,954	$6	(1)	$—	$26,357
Interest expense	3,192	177	—		115 (3)	3,484
Net interest income	21,205	1,777	6		(115)	22,873
Provision for loan losses	1,821	—	—		—	1,821
Net income after provision for loan losses	19,384	1,777	6		(115)	21,052
Other income	345	278	—		—	623
Other expenses	17,858	3,796	—		119 (4)	21,773
Income (loss) before income tax expense	1,871	(1,741)	6		(234)	(98)
Income tax expense (benefit)	657	—	(46	)(2)	(82)	529
Net income (loss)	$1,214	$(1,741)	$52		$(152)	$(627)
Preferred stock dividends	(132)	—	—		—	(132)
Net income (loss) attributable to common shareholders	$1,082	$(1,741)	$52		$(152)	$(759)

(1)
  Adjustment to interest income represents the accretion of the credit mark adjustment for loans The loan mark is amortized using the interest method over the projected lives of the related loans.
(2)
  Adjustment includes $48 thousand to recognize the net operating loss carry forward based on the maximum realizable amount of deferred tax asset of $952 thousand over the carry forward period of 20 years.
(3)
  Adjustment to interest expense represents the cost of capital for cash funding of the acquisition.
(4)
  Adjustment to noninterest expense represents amortization of the core deposit intangible over 10 years on a sum-of-the-years digits basis. The pro forma noninterest expense adjustment excludes the impact of one-time restructuring and transaction costs.

RISK FACTORS
Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to invest in our common stock. Any of the following risks, as well as risks that we currently do not know or deem immaterial, could have a material adverse effect on our business, financial condition, results of operations, future prospects and cash flows. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.
Risks Relating to Our Business
As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.
Our businesses and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States. In addition, economic conditions in foreign countries, including uncertainty over the stability of the euro currency, could affect the stability of global financial markets, which could hinder U.S. economic growth. Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is also characterized by interest rates at historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our investment portfolio. All of these factors are detrimental to our business, and the interplay between these factors can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.
The business of lending is inherently risky, including risks that the principal of or interest on any loan will not be repaid timely or at all or that the value of any collateral supporting the loan will be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower’s business sector and local, regional and national market and economic conditions. Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. Finally, many of our loans are made to middle market businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. A failure to effectively measure and limit the credit risk associated with our loan portfolio could have a material adverse effect on our business, financial condition, results of operations and future prospects.
Our allowance for loan losses may not be adequate to absorb losses inherent in our loan portfolio, which could have a material adverse effect on our financial condition and results of operations.
We maintain an allowance for loan losses to provide for nonperforming loans. Maintaining an adequate allowance for loan losses is critical to our financial results and condition. The level of our allowance for loan losses reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes. Inaccurate management assumptions, continuing deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses. In addition, our regulators, as an integral part of their examination process, review our loans and the adequacy of our allowance for loan losses and may direct us to make additions to our allowance for loan losses based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to our allowance for loan losses, we may need additional provision for loan losses to restore the adequacy of our allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could have a material adverse effect on our business, financial condition, results of operations and future prospects.
At June 30, 2013, our allowance for loan losses as a percentage of total loans was 1.43% and as a percentage of total non-accrual loans was 514.64%. Although we believe that our allowance for loan losses is adequate to cover known and probable incurred losses included in the portfolio, we cannot assure you that we will not further increase our allowance for loan losses or that our regulators will not require us to increase it. Either of these occurrences could adversely affect our earnings.
Our concentration of large loans to certain borrowers may increase our credit risk.
Our growth over the last several years has been partially attributable to our ability to originate and retain loans. Many of these loans have been made to a small number of borrowers, resulting in a high concentration of large loans to certain borrowers. As of June 30, 2013, our five largest borrowing relationships ranged from approximately $8.0 million to $24.0 million, and comprised in the aggregate, approximately 12.0% of our loan portfolio. In addition to other typical risks related to any loan, such as deterioration of the collateral securing the loans, this high concentration of borrowers presents a risk to our lending operations. If any of one of these borrowers becomes unable to repay their loan obligations for any reason, our nonperforming loans and our allowance for loan losses could increase significantly, which could adversely and materially affect our business, financial condition and results of operations.
Our commercial real estate loan portfolio exposes us to risks that may be greater than the risks related to our other mortgage loans.
Our loan portfolio includes non-owner-occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties, as well as real estate construction and development loans. As of June 30, 2013, our non-owner-occupied commercial real estate loans totaled $192.2 million, or 33% of our total loan portfolio. There were no nonperforming non-owner-occupied commercial real estate loans as of June 30, 2013. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. This may be adversely affected by changes in the economy or local market conditions. These loans expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on these loans, our holding period for the collateral typically is longer than for a 1-4 family residential property because there are fewer potential purchasers of the collateral. Additionally, non-owner-occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on non-owner-occupied commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. Unexpected deterioration in the credit quality of our commercial real estate loan portfolio would require us to increase our provision for loan losses, which would reduce our profitability and could materially adversely affect our business, financial condition, results of operations and future prospects.
Lack of seasoning of our loan portfolio could increase risk of credit defaults in the future.
As a result of our growth over the past three years, a large portion of loans in our loan portfolio and of our lending relationships are of relatively recent origin. As of June 30, 2013, we had $398.9 million in commercial loans outstanding. Approximately 70%, or $277.6 million, of these loans, were originated in the last 3 years. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because a large portion of our portfolio is relatively new, the current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned. If delinquencies and defaults increase, we could experience an increase in delinquencies and charge-offs and, we may be required to increase our allowance for loan losses, which could materially adversely affect our business, financial condition, results of operations and prospects.
A prolonged downturn in the real estate market could result in losses and adversely affect our profitability.
As of June 30, 2013, approximately 88% of our loan portfolio was composed of commercial and consumer real estate loans. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. The recent recession has adversely affected real estate market values across the country, and values may continue to decline. A further decline in real estate values could further impair the value of our collateral and our ability to sell the collateral upon any foreclosure, which would likely require us to increase our provision for loan losses. In the event of a default with respect to any of these loans, the amounts we receive upon sale of the collateral may be insufficient to recover the outstanding principal and interest on the loan. If we are required to re-value the collateral securing a loan to satisfy the debt during a period of reduced real estate values or to increase our allowance for loan losses, our profitability could be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We are subject to interest rate risk that could negatively impact our profitability.
Our profitability, like that of most financial institutions, depends to a large extent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowings. Our interest sensitivity profile was liability sensitive as of June 30, 2013, meaning that we estimate our net interest income would decrease more from rising interest rates than from falling interest rates.
Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the U.S. Federal Reserve Board, or the Federal Reserve or the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities, and the average duration of our assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore net income, could be adversely affected. While there is a low probability that interest rates will decline materially from current levels, a continuation of the current levels of historically low interest rates could cause the spread between our loan yields and our deposit rates paid to compress our net interest margin and our net income could be adversely affected. Further, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our business, financial condition, results of operations and future prospects.
In addition, an increase in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also necessitate further increases to our allowance for loan losses, each of which could have a material adverse effect on our business, results of operations, financial condition and future prospects.
Our business is concentrated in Fairfield County, Connecticut, and we are more sensitive than our more geographically diversified competitors to adverse changes in the local economy.
We conduct substantially all of our operations in Fairfield County, Connecticut. Substantially all of the real estate loans in our loan portfolio are secured by properties located in Fairfield County and a smaller number in the New York metropolitan area. In addition, as of June 30, 2013, approximately 92% of the loans in our loan portfolio (measured by dollar amount) were made to borrowers who live or conduct business in the New York metropolitan area. We compete against a number of financial institutions who maintain significant operations located outside of the New York metropolitan area and outside the State of Connecticut. Accordingly, any regional or local economic downturn, or natural or man-made disaster, that affects Connecticut or the New York metropolitan area or existing or prospective property or borrowers in Connecticut or the New York metropolitan area may affect us and our profitability more significantly and more adversely than our more geographically diversified competitors, which could cause a material adverse effect on our business, financial condition, results of operations and prospects.
Strong competition within our market area could reduce our profits and slow growth.
Competition in the financial services industry in our market and the surrounding area is strong. Numerous commercial banks, savings banks and savings associations maintain offices or are headquartered in or near our primary market area. Commercial banks, savings banks, savings associations, money market funds, mortgage brokers, finance companies, credit unions, insurance companies, investment firms and private lenders compete with the Bank for various segments of the Bank’s business. These competitors often have far greater resources than we do and are able to conduct more intensive and broader based promotional efforts to reach both commercial and individual customers.
Our ability to compete successfully will depend on a number of factors, including, among other things:
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  our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;
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  the scope, relevance and pricing of products and services that we offer;
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  customer satisfaction with our products and personalized services;
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  industry and general economic trends; and
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  our ability to keep pace with technological advances and to invest in new technology.
Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could reduce our profitability. We derive a majority of our business from our primary market area of Fairfield County, Connecticut, which includes the Town of New Canaan and the neighboring communities of Wilton and the City of Stamford and the Town of Fairfield and the neighboring communities of Easton, Weston and Westport. Our failure to compete effectively in our primary market could cause us to lose market share and could have a material adverse effect on our business, financial condition, results of operations and future prospects.
We are a community bank and our ability to maintain our reputation is critical to the success of our business.
We are a community bank, and our reputation is one of the most valuable components of our business. In September 2013, following the merger of The Bank of Fairfield into The Bank of New Canaan, we combined these brands as well as Stamford First Bank under one single name, Bankwell Bank. Although we believe that operating under a single name will help us to achieve operational efficiencies, strengthen our brand and grow our institution, there can be no assurance that this brand change will be successful or that integration of the banks will not compromise customer confidence or provide marketing opportunities for our competitors. We strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected.
We may not be able to execute our management team’s growth strategy.
As part of our management team’s growth strategy, we intend to use a portion of the net proceeds from this initial public offering to pursue a business plan focused on the development and growth of our franchise in our existing market and surrounding areas. In addition to pursuing organic growth, a significant element of our management team’s strategy will be to acquire other branches, whole financial institutions or related lines of business. We intend to actively seek potential acquisition opportunities following the completion of this offering. There are numerous risks that may make it difficult for us to execute this growth strategy and we cannot assure you that we will be successful in executing any part of our management team’s strategy. Challenges we will face include obtaining regulatory approvals with respect to acquisitions, assuring that we will not become subject to regulatory actions in the future that could restrict our growth, identifying appropriate targets for acquisitions, negotiating acquisitions on terms that are acceptable to us, and encountering competition for acquisitions from financial institutions and other entities with similar business strategies that have greater financial resources, relevant experience and more personnel than us. Accordingly, there can be no assurance that we will be successful in completing future acquisitions at all or on terms that are acceptable to us. Our ability to grow will be limited if we are unable to successfully make acquisitions in the future.
Some institutions we may acquire may have distressed assets and there can be no assurance that we would be able to realize the value we predict from these assets or that we would make sufficient provision for future losses in the value of, or accurately estimate the future write-downs taken in respect of, these assets.
The decline in home prices in many markets across the United States and weakening general economic conditions may result in increases in delinquencies and losses in the loan portfolios and other assets of financial institutions that we may acquire in amounts that exceed our initial forecasts developed during the due diligence investigation prior to acquiring those institutions. In addition, the allowance for loan losses of institutions we may acquire may prove inadequate or be negatively affected, and asset values may be impaired, in the future due to factors we cannot predict, including significant deterioration in economic conditions and further declines in collateral values and credit quality indicators. Any of these events could adversely affect the financial condition, liquidity, capital position and value of any institutions that we acquire and of the bank as a whole.
The success of investment and acquisition transactions will depend on our ability to successfully combine the target banking institution’s business with our business, and, if we experience difficulties with the integration process, the anticipated benefits of the acquisition may not be realized fully or at all or may take longer to realize than expected.
The success of investment and acquisition transactions will depend, in part, on our ability to successfully combine the target financial institution’s business with our business. As with any acquisitions involving financial institutions, there may be business disruptions that result in the loss of customers or cause customers to remove their accounts and move their business to competing banking institutions. It is possible that the integration process could result in the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the acquisition. Integration efforts, including integration of the target financial institution’s systems into our systems, if any, will also divert our management’s attention and resources. If we experience difficulties with the integration process, the anticipated benefits of the investment or acquisition transaction may not be realized fully or at all or may take longer to realize than expected. Additionally, we may be unable to recognize synergies, operating efficiencies and/or expected benefits within expected time-frames or at all, or within expected cost projections. We may not be able to preserve any goodwill of acquired institutions.
As a result of an investment or acquisition transaction, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition and results of operations, which could cause you to lose some or all of your investment.
We must conduct due diligence investigations of target institutions we intend to acquire. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target institution with which we combine, this diligence may not reveal all material issues that may affect a particular target institution, and factors outside the control of the target institution and outside of our control may later arise. If, during our diligence process, we fail to identify issues specific to a target institution or the environment in which the target institution operates, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. These charges may also occur if we are not successful in integrating and managing the operations of the target institution with which we combine. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming preexisting debt held by a target institution or by virtue of our obtaining debt financing.
We may not be able to overcome the integration and other risks associated with acquisitions, which could adversely affect our growth and profitability.
We may from time to time consider acquisition opportunities that we believe complement our activities and have the ability to enhance our profitability. Our acquisition activities could be material to our business and involve a number of risks, including the following:
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  incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;
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  using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;
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  intense competition from other banking organizations and other inquirers for acquisitions;
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  potential exposure to unknown or contingent liabilities of banks and businesses we acquire;
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  the time and expense required to integrate the operations and personnel of the combined businesses;
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  experiencing higher operating expenses relative to operating income from the new operations;
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  creating an adverse short-term effect on our results of operations;
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  losing key employees and customers as a result of an acquisition that is poorly received;
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  significant problems relating to the conversion of the financial and customer data of the entity;
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  integration of acquired customers into our financial and customer product systems; or
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  risks of impairment to goodwill or other than temporary impairment.
Depending on the condition of any institution or assets or liabilities that we may acquire, that acquisition may, at least in the near term, adversely affect our capital and earnings and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not be successful in overcoming these risks or any other problems encountered in connection with pending or potential acquisitions, and any acquisition we may consider will be subject to prior regulatory approval. Our inability to overcome these risks could have an adverse effect on our profitability, return on equity and return on assets, our ability to implement our business strategy and enhance shareholder value, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects. In order to mitigate some of these risks, we recently invested in hiring an executive with extensive experience in operational and integration matters.
We may not realize all of the anticipated benefits of our acquisition of The Wilton Bank.
We acquired The Wilton Bank on November 5, 2013, and we will need to successfully combine and integrate the operations of The Wilton Bank into our existing operations in order to fully realize the benefits of this acquisition. The combination and integration of separate businesses is a complex, costly and time-consuming process. As a result, we will be required to devote significant management attention and resources to integrating the business and operations of The Wilton Bank into our existing business, which may divert the attention of our executive officers and management from day-to-day operations. If the integration of The Wilton Bank into our existing operations is not implemented effectively, we may not realize all of the expected benefits of the transaction. If we fail to meet the challenges involved in integrating successfully the operations of The Wilton Bank into our existing business or otherwise fail to realize any of the anticipated benefits of the transaction we could experience an interruption of, or a loss of momentum in, our business activities, which could harm our results of operations. In addition, in integrating The Wilton Bank into our existing operations, we may experience unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and diversion of management’s attention.
Even if the operations of The Wilton Bank are integrated successfully into our business, we may not fully realize the expected benefits of the transaction, including the synergies, cost savings, or growth opportunities. These benefits may not be achieved within the anticipated time frame, or at all. As a result, we cannot assure you that the acquisition of The Wilton Bank will result in the realization of the full benefits anticipated from the transaction.
Resources could be expended in considering or evaluating potential acquisitions that are not consummated, which could materially and adversely affect subsequent attempts to locate and acquire or merge with another business.
We anticipate that the process of identifying and investigating institutions for potential acquisitions and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to complete a specific acquisition transaction, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target institution, we may fail to consummate the transaction for any number of reasons, including those beyond our control. Any such event will result in a loss to us of the related costs incurred, which could materially and adversely affect subsequent attempts to locate and acquire or merge with another institution.
Our lending limit may restrict our growth and prevent us from effectively implementing our business strategy.
We are limited in the amount we can loan to a single borrower by the amount of our capital. Generally, under current law, we may lend up to 15.0% of our unimpaired capital and surplus to any one borrower. We have also established an informal, internal limit on loans to one borrower of $8.0 million. Based upon our current capital levels and our informal, internal limit on loans, the amount we may lend both in the aggregate and to any one borrower is significantly less than that of many of our competitors and may discourage potential borrowers who have credit needs in excess of our lending limit from doing business with us. We accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy may not always be available. If we are unable to compete effectively for loans from our target customers, we may not be able to effectively implement our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.
Regulatory changes allowing the payment of interest on commercial accounts may negatively affect our deposits and our net interest income.
Our noninterest-bearing commercial accounts lower our cost of funds. One of the changes imposed by The Dodd-Frank Act permits the payment of interest on such accounts, which was previously prohibited. If we determine to make available interest-bearing commercial accounts, this will increase our interest expense and our cost of funds and, as a result, decrease our net interest income which would adversely impact our results of operations.
We are dependent on our executive management team and other key employees and we could be adversely affected by the unexpected loss of their services.
We are led by an experienced core management team with substantial experience in the market that we serve, and our operating strategy focuses on providing products and services through long-term relationship managers. Accordingly, our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. In particular, we believe that retaining the services and skills of our management team, including Ms. Patterson, Ms. DeWyngaert, Ms. Brathwaite, Mr. Verrico and Mr. Russell is important to our success. The unexpected loss of services of any of these or other key personnel could have an adverse impact on us because of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, which could cause a material adverse effect on our business, financial condition, results of operations and prospects.
The dividend rate on our Series C preferred stock fluctuates based on the changes in our “qualified small business lending” and other factors, which could adversely affect income to holders of our common stock.
In August 2011, we issued $10,980,000 in Series C preferred stock to the U.S. Treasury in connection with the Small Business Lending Fund program. The dividend rate is subject to adjustment for the second through tenth dividend periods and could be as high as 5% per annum if our “qualified small business lending” or “QSBL” decreases below certain thresholds or we otherwise fail to comply with certain terms of our Series C preferred stock. For the eleventh dividend period through 4.5 years from our issuance of the Series C preferred stock, the annual dividend rate will be fixed at a rate between 1% and 7% based upon our QSBL at the end of the ninth dividend period. Additionally, if our QSBL at the end of the ninth dividend period does not exceed our baseline calculation, we will also be subject to a special lending incentive fee of 2% per annum, payable quarterly, based on the liquidation value of our Series C preferred stock, beginning with a dividend payment date on or after April 1, 2014 and ending April 1, 2016. The dividend rate increases to a fixed rate of 9% after 4.5 years from the issuance of our Series C preferred stock. Since the issuance of the Series C preferred stock, we have maintained our QSBL at levels that have qualified us for the lowest dividend rate of 1%. If we are unable to maintain our QSBL at these levels or if we fail to comply with other provisions of the Series C preferred stock or if we are unable to redeem the stock within 4.5 years following issuance, the dividend rate on our Series C preferred stock could result in materially greater dividend payments, which could adversely impact our business, financial condition and results of operations.
The fair value of our investment securities can fluctuate due to factors outside of our control.
As of June 30, 2013, the fair value of our investment securities portfolio was approximately $34.7 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.
Our financial results depend on management’s selection of accounting methods and certain assumptions and estimates.
Our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with Accounting Principles Generally Accepted in the United States, or GAAP, and with general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of related revenues and expenses. Certain accounting policies inherently are based to a greater extent on estimates, assumptions and judgments of management and, as such, have a greater possibility of producing results that could be materially different than originally reported. They require management to make subjective or complex judgments, estimates or assumptions, and changes in those estimates or assumptions could have a significant impact on our consolidated financial statements. These critical accounting policies include the allowance for loan losses, accounting for income taxes, the determination of fair value for financial instruments and accounting for stock-based compensation.

Because of the uncertainty of estimates involved in these matters, we may be required to significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the reserve provided, significantly increase our accrued tax liability or otherwise incur charges that could have a material adverse effect on our business, financial condition, results of operations and future prospects.
We may be adversely affected by the soundness of other financial institutions.
Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, and other financial intermediaries. Further, our private banking channel relies on relationships with a number of other financial institutions for referrals. As a result, declines in the financial condition of, or even rumors or questions about, one or more financial institutions, financial service companies or the financial services industry generally, may lead to market-wide liquidity, asset quality or other problems and could lead to losses or defaults by us or by other institutions. These problems, losses or defaults could have a material adverse effect on our business, financial condition, results of operations and future prospects.
We rely on third parties to provide key components of our business infrastructure, and failure of these parties to perform for any reason could disrupt our operations.
Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We face various technological risks that could adversely affect our business.
We rely on communication and information systems to conduct business. Potential failures, interruptions or breaches in system security could result in disruptions or failures in our key systems, such as general ledger, deposit or loan systems. The risk of electronic fraudulent activity within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting bank accounts and other customer information is on the rise. We have developed policies and procedures aimed at preventing and limiting the effect of failure, interruption or security breaches, including cyber-attacks of information systems; however, there can be no assurance that these incidences will not occur, or if they do occur, that they will be appropriately addressed. The occurrence of any failures, interruptions or security breaches, including cyber-attacks of our information systems could damage our reputation, result in the loss of business, subject us to increased regulatory scrutiny or subject us to civil litigation and possible financial liability, any of which could have an adverse effect on our results of operation and financial condition.
We are subject to losses due to fraudulent and negligent acts on the part of loan applicants, our borrowers, other vendors and our employees.
When we originate mortgage loans, we rely heavily upon information supplied by third parties, including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the borrower, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold prior to detection of the misrepresentation, and the persons and entities involved are often difficult to locate and it is often difficult to collect any monetary losses that we have suffered from them. We have controls and processes designed to help us identify misrepresented information in our loan origination operations. We cannot assure you, however, that we have detected or will detect all misrepresented information in our loan originations.
Unauthorized access, cyber-crime and other threats to data security may require significant resources, harm our reputation, and adversely affect our business.
We necessarily collect, use and hold personal and financial information concerning individuals and businesses with which we have a banking relationship. Threats to data security, including unauthorized access, and cyber-attacks, rapidly emerge and change, exposing us to additional costs for protection or remediation and competing time constraints to secure our data in accordance with customer expectations and statutory and regulatory privacy and other requirements. It is difficult or impossible to defend against every risk being posed by changing technologies, as well as criminal intent on committing cyber-crime. Increasing sophistication of cyber-criminals and terrorists make keeping up with new threats difficult and could result in a breach. Controls employed by our information technology department and our other employees and vendors could prove inadequate. We could also experience a breach due to intentional or negligent conduct on the part of employees or other internal sources, software bugs or other technical malfunctions, or other causes. As a result of any of these threats, our customer accounts may become vulnerable to account takeover schemes or cyber-fraud. Our systems and those of our third-party vendors may also become vulnerable to damage or disruption due to circumstances beyond our or their control, such as from catastrophic events, power anomalies or outages, natural disasters, network failures, and viruses and malware.
A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs, and reputational damage, any of which could have a material adverse effect on our business, results of operations, financial condition and future prospects.
We are subject to environmental liability risk associated with our lending activities.
In the course of our business, we may purchase real estate, or we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could cause a material adverse effect on our business, financial condition, results of operations and future prospects.
Risks Applicable to the Regulation of our Industry
We operate in a highly regulated environment, which could have a material and adverse impact on our operations and activities, financial condition, results of operations, growth plans and future prospects.
Banking is highly regulated under federal and state law. We are subject to extensive regulation and supervision that governs almost all aspects of our operations. As a registered bank holding company, we are subject to supervision, regulation and examination by the Federal Reserve. As a commercial bank chartered under the laws of Connecticut, the Bank is subject to supervision, regulation and examination by the State of Connecticut Department of Banking and the FDIC.
The primary goals of the bank regulatory system are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. This system is intended primarily for the protection of the FDIC’s Deposit Insurance Fund and bank depositors, rather than our shareholders and creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the authority, among other things, to enjoin “unsafe or unsound” practices, require affirmative action to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, and, with respect to banks, terminate our charter, terminate our deposit insurance or place the Bank into conservatorship or receivership. In general, these enforcement actions may be initiated for violations of laws and regulations or unsafe or unsound practices.
Compliance with the myriad laws and regulations applicable to our organization can be difficult and costly. In addition, these laws, regulations and policies are subject to continual review by governmental authorities, and changes to these laws, regulations and policies, including changes in interpretation or implementation of these laws, regulations and policies, could affect us in substantial and unpredictable ways and often impose additional compliance costs. Further, any new laws, rules and regulations, such as the Dodd-Frank Act, could make compliance more difficult or expensive. All of these laws and regulations, and the supervisory framework applicable to our industry, could have a material adverse impact on our operations and activities, financial condition, results of operations, growth plans and future prospects.
Federal and state regulators periodically examine our business and we may be required to remediate adverse examination findings.
The Federal Reserve, the FDIC and the Connecticut Department of Banking periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a regulatory agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have a material adverse effect on our business, results of operations, financial condition and future prospects.
The Bank’s FDIC deposit insurance premiums and assessments may increase.
The deposits of the Bank are insured by the FDIC up to legal limits and, consequently, subject it to the payment of FDIC deposit insurance assessments. The Bank’s regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. The Deposit Insurance Fund has been put under significant pressure as a result of the financial crisis that began in 2008. The FDIC increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions, in order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could materially and adversely affect our business, financial condition, results of operations and prospects.
The short-term and long-term impact of the newly proposed regulatory capital rules is uncertain.
In July 2013, federal banking regulatory agencies issued final rules (in the case of the FDIC, interim final rules) for new capital requirements for banks that are consistent with the Basel III capital framework. Basel III creates a new regulatory capital standard based on Tier 1 common equity and increases the minimum leverage and risk-based capital ratios applicable to all banking organizations. Basel III also changes how a number of the regulatory capital components are calculated. While the final rules will require us to maintain higher regulatory capital standards in the future, it is not certain at this time how these new rules will ultimately affect us. A significant increase in our capital requirement could reduce our growth and profitability and could have a material adverse effect on our business, financial condition, results of operations and future prospects.

The Bank may become subject to further reporting requirements under FDIC regulations.
We will be subject to further reporting requirements under the rules of the FDIC as of for the fiscal year in which the Bank’s total assets exceed $1.0 billion, including a requirement for management to prepare a report that contains an assessment by management of the Bank’s effectiveness of internal control structure and procedures for financial reporting as of the end of such fiscal year. In addition, we will be required to obtain an independent public accountant’s attestation report concerning its internal control structure over financial reporting. The rules for management to assess the Bank’s internal controls over financial reporting are complex, and require significant documentation, testing and possible remediation. The effort to comply with regulatory requirements relating to internal controls will likely cause us to incur increased expenses and will cause a diversion of management’s time and other internal resources. If the Bank cannot favorably assess the effectiveness of its internal controls over financial reporting, or if its independent registered public accounting firm is unable to provide an unqualified attestation report on the Bank’s internal controls, the price of our common stock as well as investor confidence could be adversely affected and we may be subject to additional regulatory scrutiny.
We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act, or CRA, and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.
Various laws impose nondiscriminatory lending requirements on financial institutions, including the CRA, the Equal Credit Opportunity Act and the Fair Housing Act. A successful regulatory challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and prospects.
We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
Financial institutions are required to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate under The Bank Secrecy Act, The USA PATRIOT ACT of 2001 and certain other laws and regulations. Significant civil penalties can be assessed by a variety of regulators and governmental agencies for violations of these laws and regulations. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could materially and adversely affect our business, financial condition, results of operations and prospects.
Risks Related to Investing in Our Common Stock
An active, liquid market for our common stock may not develop or be sustained following this offering.
Prior to this offering, the market for our common stock has been illiquid and the stock did not trade frequently. We anticipate that our common stock will be approved for listing on Nasdaq, but we may be unable to meet continued listing standards. In addition, an active, liquid trading market for our common stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock.

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.
The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:
•
  actual or anticipated fluctuations in our operating results, financial condition or asset quality;
•
  changes in economic or business conditions;
•
  the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;
•
  publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;
•
  operating and stock price performance of companies that investors deemed comparable to us;
•
  future issuances of our common stock or other securities;
•
  additions or departures of key personnel;
•
  proposed or adopted changes in laws, regulations or policies affecting us;
•
  perceptions in the marketplace regarding our competitors and/or us;
•
  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;
•
  other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and
•
  other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.
The stock market and, in particular, the market for financial institution stocks, have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.
The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.
Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. All           of the shares of common stock sold in this offering (or           shares if the underwriters exercise in full their over-allotment option) will be freely tradable, except that any shares purchased by our “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act) may be resold only in compliance with the limitations described under “Shares Eligible For Future Sale.” The remaining           outstanding shares of our common stock will be deemed to be “restricted securities” as that term is defined in Rule 144, and may be resold in the U.S. only if they are registered for resale under the Securities Act or an exemption, such as Rule 144, is available. In addition, certain of our shareholders have registration rights which, if exercised, could adversely impact the market price of our common stock. We also intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately 475,244 shares of common stock issued or reserved for future issuance under our stock incentive plan. We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.
We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Investors in this offering will experience immediate and substantial dilution in the tangible book value of their investment.
We expect the public offering price of our common stock in this offering to be higher than the tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in the offering, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. The dilution as a result of the offering will be $          per share, based on the initial offering price of $          per share, and our pro forma net tangible book value of $          per share as of June 30, 2013. Accordingly, if we were liquidated at our pro forma net tangible book value, you would not receive the full amount of your investment.
Securities analysts may not initiate or continue coverage on our common stock, which could adversely affect the market for our common stock.
The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.
We have broad discretion to use the proceeds of this offering and our use of those proceeds may not yield a favorable return on your investment.
We have broad discretion in applying the net proceeds received from this offering. We expect to use the net proceeds of this offering for general corporate purposes, which may include, among other things, funding loans and purchasing investment securities through our bank subsidiary. We may also use the net proceeds to fund acquisition opportunities, although we have no present plans in that regard. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds to us in securities until we are able to deploy these proceeds will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability.

The rights of holders of our common stock are subordinate to the rights of the holders of our Series C preferred stock and any debt securities that we may issue and may be subordinate to the holders of any other class of preferred stock that we may issue in the future.
In August 2011, we issued 10,980 shares of our Series C preferred stock to the U.S. Treasury in connection with our participation in the Small Business Lending Fund program. These shares have rights that are senior to our common stock. As a result, we must make payments on the preferred stock before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the Series C preferred stock must be satisfied in full before any distributions can be made to the holders of our common stock. Our board of directors has the authority to issue debt securities or an aggregate of up to 83,983 shares of preferred stock, and to determine the terms of each issue of preferred stock, without shareholder approval. Accordingly, you should assume that any shares of preferred stock that we may issue in the future will also be senior to our common stock. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, the amount, timing, nature or success of our future capital raising efforts is uncertain. Thus, common shareholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our common stock.
We do not intend, and face regulatory restrictions on our ability, to pay dividends on shares of our common stock in the foreseeable future.
We have not paid any dividends on our common stock since inception, and we do not intend to pay dividends for the foreseeable future. Instead, we anticipate that all of our future earnings will be used for working capital, to support our operations and to finance the growth and development of our business. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. For example, our ability to pay cash dividends is limited by Federal Reserve Board policy, our capital position and the ability of the Bank to pay cash dividends to us. Connecticut law prohibits the Bank from paying cash dividends except from retained net profits, as defined by statute, for the past two full years and that portion of the current year. In addition, under the SBLF, we are subject to restrictions on the payment of dividends. Finally, because the Bank is our only material asset, our ability to pay dividends to our shareholders depends on our receipt of dividends from the Bank, which is also subject to restrictions on dividends as a result of banking laws, regulations and policies. Accordingly, shares of common stock should not be purchased by persons who need or desire dividend income from their investment.
Fulfilling our public company financial reporting and other regulatory obligations will be expensive and time consuming, and it may strain our resources.
As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the rules and regulations of the SEC and NASDAQ, and will incur additional costs associated with such reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. We will also be required to file annual, quarterly and current reports with respect to our business and financial condition. Compliance with these requirements will place significant additional demands on our management, and on our accounting, financial and information systems and will increase our legal and accounting compliance costs. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.
Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult.
Certain provisions of our articles of incorporation and bylaws, and corporate and federal banking laws, could make it more difficult for a third party to acquire control of our organization or conduct a proxy contest, even if those events were perceived by many of our shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:
•
  enable our board of directors to issue additional shares of authorized, but unissued capital stock;

•
  enable our board of directors to issue “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors;
•
  prohibit shareholder action by written consent in lieu of a meeting;
•
  enable our board of directors to increase the number of persons serving as directors and to fill the vacancies created as a result;
•
  do not provide for cumulative voting rights; and
•
  require advance notice for director nominations and other shareholder proposals.
These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our shareholders might otherwise receive a premium over the market price of our shares.
An investment in our common stock is not an insured deposit and is subject to risk of loss.
Any shares of our common stock you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 or the Securities Act, and Section 21E of the Exchange Act. These statements are often, but not always, made with the words or phrases such as “may,” “should,” “believe,” “likely result in,” “expect,” “would” “intend,” “could,” “predict,” “potential,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “plan,” “projection,” and “outlook” or the negative version of those words or other similar words of a forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by these forward-looking statements. Important factors that may cause actual results to differ from those contemplated by these forward-looking statements include, but are not limited to, those disclosed under “Risk Factors” on page 19 as well as the following factors:
•
  local, regional and national business or economic conditions may differ from those expected;
•
  we are subject to lending risk and could incur losses in our loan portfolio;
•
  changes in real estate values could also increase our lending risk;
•
  we could experience changes in our key management personnel;
•
  we may not be able to successfully execute our management team’s strategic initiatives;
•
  our ability to successfully execute our growth initiatives such as branch openings and acquisitions;
•
  volatility and direction of market interest rates;
•
  increased competition within our market area may limit our growth and profitability;
•
  economic, market, operational, liquidity, credit and interest rate risks associated with our business;
•
  the effects of and changes in trade, monetary and fiscal policies and laws, including the Federal Reserve Board’s interest rate policies;
•
  changes in accounting policies and practices, as may be adopted by regulatory agencies, the Public Accounting Oversight Board or the Financial Accounting Standards Board;
•
  changes in laws and regulatory requirements (including those concerning taxes, banking, securities and insurance; and
•
  further governmental intervention in the U.S. financial system.
The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS
Assuming an initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $          , or approximately $          if the underwriters elect to exercise in full their purchase option, after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase or decrease in the assumed initial public offering price of $   per share would increase or decrease the net proceeds to us from this offering by approximately $          , or approximately $          if the underwriters elect to exercise in full their purchase option after deducting estimated underwriting discounts and offering expenses.
We intend to use the net proceeds from this offering for general corporate purposes, which may include maintaining liquidity at the holding company, providing equity capital to the Bank to fund balance sheet growth or working capital needs, our working capital needs, and funding acquisitions of branches, whole financial institutions and related lines of businesses in our existing market and surrounding areas that complement our existing branch network. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used. Although we may, from time to time in the ordinary course of our business evaluate potential acquisitions, other than the recent acquisition of The Wilton Bank, we do not have any arrangements, agreements or understandings relating to any acquisitions.

DIVIDEND POLICY
We have not paid cash dividends on our common stock since our inception. Our board of directors has no present intention for us to pay cash dividends on our common stock in the foreseeable future. The declaration and payment of future dividends is at the sole discretion of our board of directors and the amount, if any, depends upon the earnings, financial condition, liquidity and capital needs of the Company and the Bank and other factors, including, among other things, general economic conditions and restrictions arising from federal banking as well as Connecticut laws and regulations to which we and the Bank are subject. In addition, we are subject to additional restrictions regarding the payment of dividends as a result of our participation in the Treasury’s Small Business Lending Fund.
Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies.
The present and future dividend policy of the Bank is subject to the discretion of its board of directors.

CAPITALIZATION
The following table sets forth our capitalization, including regulatory capital ratios, on a consolidated basis, as of June 30, 2013
•
  on an actual basis; and
•
  on an adjusted to give effect to our receipt of the net proceeds from the sale of          shares of our common stock in this offering (assuming the underwriters do not exercise their purchase option), at an offering price of $          (the midpoint of the price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and offering expenses.
You should read the following table in conjunction with “Summary — Selected Historical Consolidated Financial Data of Bankwell Financial Group, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Our Capital Stock — Preferred Stock — Series C Preferred Stock” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2013
Shareholders’ equity:	Actual	As Adjusted
	(dollars in thousands)
Common stock, no par value, 10,000,000 shares authorized; 3,387,653 shares issued and 3,338,153 shares outstanding, and shares issued and outstanding, as adjusted	45,667
Preferred Stock, no par value, 10,980 shares authorized Series C, 10,980 shares authorized; 10,980 shares issued and outstanding, actual and as adjusted	10,980
Retained earnings	3,351
Accumulated other comprehensive income	561
Total Shareholders’ Equity	60,559
Capital Ratios:
Total shareholders’ equity to total assets	9.26%
Tangible common shareholders’ equity to tangible assets(1)	7.58%
Tier 1 leverage capital	9.17%
Tier 1 risk-based capital	11.27%
Total risk-based capital	12.52%

(1)
  Tangible common equity to tangible assets is a non-GAAP financial measure. Tangible common equity is computed as total shareholders’ equity, excluding preferred stock, less intangible assets, and tangible assets are calculated as total assets less intangible assets. We believe that the most directly comparable GAAP financial measure is total shareholders’ equity to total assets. For a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

DILUTION
If you invest in our common stock, your ownership interest will be diluted by the amount by which the initial offering price per share paid by the purchasers of common stock in this offering exceeds the pro forma tangible book value per share of our common stock immediately following this offering. As of June 30, 2013, our tangible book value was approximately $    or $    per share based on    shares of common stock issued and outstanding. Pro forma tangible book value per share represents common shareholders’ equity less intangible assets and goodwill, divided by the number of shares of common stock outstanding, giving effect to the sale of shares of our common stock in this offering.
Our pro forma tangible book value, as of June 30, 2013 would have been approximately $    , or $    per share based on    shares of common stock issued and outstanding, after giving effect to the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discount and offering expenses.
The following table illustrates the calculation of the amount of dilution per share as of June 30, 2013 that a purchaser of our common stock in this offering will incur given the assumptions above:

Initial public offering price	$
Pro forma net tangible book value per common share as of June 30, 2013	$
Increase in pro forma net tangible book value per common share attributable to new investors	$
Pro forma as adjusted net tangible book value per common share	$
Dilution per common share to new investors from offering	$
This represents an immediate increase in the tangible book value of $    per share to existing shareholders and an immediate dilution in the tangible book value of $    per share to the new investors who purchase our common stock in this offering.
A $1.00 increase (decrease) in the assumed initial public offering price of $    per share would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $    and the pro forma as adjusted net tangible book value per share to investors in this offering by approximately $    per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and offering expenses.
If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma net tangible book value per share after giving effect to this offering would be approximately $    per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be approximately $    per share.
After giving effect to the sale of shares in this offering by us, if the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, our existing shareholders would own approximately    % and our new investors would own approximately    % of the total number of shares of our common stock outstanding after this offering.
The following table summarizes the total consideration paid to us and the average price paid per share by existing shareholders and investors purchasing common stock in this offering. This information is presented on an as-adjusted basis as of June 30, 2013, after giving effect to our sale of       shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed public offering price of $    per share. The table also assumes the conversion of 10,980 shares of our outstanding Series C preferred stock into an equal number of shares of our common stock.

	Shares Purchased/Issued				Total Consideration				Average Price per Share
	Number	Percent			Amount	Percent
Shareholders as of June 30, 2013	391		%		$41,640,878		%		$13.61
New investors in this offering			%	$			%	$
Total			%	$			%	$
The table above excludes 263,818 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $14.84 per share, which includes 237,682 shares of common stock issuable upon exercise of stock options that have vested. To the extent that any of the foregoing options are exercised, investors participating in this offering will experience further dilution.

PRICE RANGE OF OUR COMMON STOCK
Prior to this offering, our common stock has not been listed on a national securities exchange. As a result, there has been no regular market for our common stock, which has been illiquid and infrequently traded. As of November 8, 2013, there were approximately 392 holders of record of our common stock.
We anticipate that this offering and the listing of our common stock on the Nasdaq Global Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See the section of this prospectus titled “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.
Prior to this offering, our common stock has been quoted on the OTC Bulletin Board, or OTCBB, under the symbol “BWFG.” The following table sets forth the high and low bid prices per share for the calendar quarters indicated for our common stock on the OTCBB based upon information provided by OTCBB or other reliable sources. There is no assurance that trading in our common stock will be at prices similar to those at which our common stock has been traded. High and low bid prices reported on the OTCBB reflect inter-dealer quotations without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

	Company Common Stock
	High	Low
2013
3rd Quarter	$23.00	$19.00
2nd Quarter	23.00	20.00
1st Quarter	22.00	13.50
2012
4th Quarter	14.00	13.25
3rd Quarter	13.80	12.50
2nd Quarter	14.90	12.50
1st Quarter	15.50	13.00
2011
4th Quarter	13.50	13.00
3rd Quarter	13.80	12.60
2nd Quarter	14.10	13.80
1st Quarter	16.00	14.05
On November 7, 2013, the last sales price reported on the OTCBB was $20.11. Since the trading volume in our common stock is low, sale prices may not be indicative of the market value of our common stock.

BUSINESS
General
We are a bank holding company, headquartered in New Canaan, Connecticut and offer a broad range of financial services through our banking subsidiary, Bankwell Bank, a Connecticut state non-member bank founded in 2002. Our primary market is the greater Fairfield County, Connecticut area, which we serve from our main office located in New Canaan, Connecticut and five branch offices located throughout the Fairfield County area. According to the U.S. Department of Commerce, Fairfield County is located in the fourth wealthiest metropolitan statistical area in the United States. As of June 30, 2013, on a consolidated basis, we had total assets of approximately $654.3 million, total loans of approximately $575.2 million, total deposits of approximately $519.3 million, and shareholders’ equity of approximately $60.6 million.
We are committed to becoming the premier “Hometown” bank in Fairfield County. We believe that our market exhibits highly attractive demographic attributes and presents favorable competitive dynamics, thereby offering long-term opportunities for growth. We have a history of building long-term customer relationships and attracting new customers through what we believe is our superior customer service and our ability to deliver a diverse product offering. In addition, we believe that our strong capital position and extensive local ownership, coupled with a highly respected and experienced executive management team and board of directors, give us instant credibility with our customers and potential customers in our market. Our focus is on building a franchise with meaningful market share and consistent revenue growth complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns for our shareholders.
Our History and Growth
Bankwell Bank was originally chartered as two separate banks, The Bank of New Canaan (including a separate division, Stamford First Bank) and The Bank of Fairfield. It was chartered with a commitment to building the premier community bank in the markets we serve. We began operations in April 2002 with an initial capitalization of $6.69 million. Since 2007, Bankwell has experienced significant growth, with over $430.3 million in loan growth and $376.3 million in deposit growth, for compound annual growth rates of 30% and 26%, respectively. In addition, our net interest margin has remained in 4.00% range despite pressures experienced industry-wide. In September 2013, The Bank of New Canaan and The Bank of Fairfield were merged and rebranded as “Bankwell Bank.”
With the efforts of our strong management team, we continued our growth and maintained a strong track record of performance through the recent economic recession. From December 31, 2007 through June 30, 2013, our total assets grew from $190.9 million to approximately $654.3 million; our loans outstanding grew from $144.9 million to approximately $575.2 million and our non-interest bearing deposits grew from $36.9 million to approximately $95.2 million. We believe this growth was driven by our ability to provide superior service to our customers and our financial stability. This loan growth was achieved while maintaining our focus on our strong underwriting standards, which has been reflected in our low net charge-off levels. Additionally, we improved our net interest margin from 4.00% for the year ended December 31, 2007 to 4.03% for the six months ended June 30, 2013 and our return on average common equity improved from 3.10% to 10.12% over the same period.
Business Strategy
We are focused on becoming the “Hometown” bank and to become the banking provider of choice in our highly attractive market area. To attain our objective, we utilize the following business strategies:
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  Disciplined Focus on Risk Management.   Effective risk management is a key component of our strong corporate culture. We use our strong risk management infrastructure to monitor our existing loan and investment securities portfolios, support operational decision-making and improve our ability to generate earning assets with strong credit quality. To maintain our strong credit quality, we use a comprehensive underwriting process and we seek to maintain a diversified loan portfolio and a conservative investment securities portfolio. Board-approved policies contain approval authorities, as appropriate, and are reviewed at least annually. We have a Risk Management Steering Committee comprised of executive officers who oversee new business initiatives and other activities that warrant oversight of risk and related mitigants. Internal review procedures are performed regarding anti-money laundering and consumer compliance requirements. Our Chief Risk Officer reports directly to our Audit Committee Chair.
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  Responsive, Customer-Centric Products and Services and a Community Focus.   We offer a broad array of products and services which we customize to allow us to focus on building long-term relationships with our customers through high-quality, responsive and personal customer service. By focusing on the entire customer relationship, we build the trust of our customers which leads to long-term relationships and generates our organic growth. In addition, we are committed to meeting the needs of the communities that we serve. Our employees are involved in many civic and community organizations which we support through sponsorships. As a result, customers and potential customers within our market know about us and frequently interact with our employees which allows us to develop long-term customer relationships without extensive advertising.
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  Strategic Acquisitions.   To complement our organic growth, we focus on strategic acquisitions in or around our existing markets that further our objectives. We believe there are many banking institutions that continue to face credit challenges, capital constraints and liquidity issues and that lack the scale and management expertise to manage the increasing regulatory burden and will likely need to partner with an institution like ours. As we evaluate potential acquisitions, we will continue to seek acquisitions that provide meaningful financial benefits, long-term organic growth opportunities and expense reductions, without compromising our risk profile.
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  Utilization of Efficient and Scalable Infrastructure.   We employ a systematic and calculated approach to increasing our profitability and improving our efficiencies. We recently upgraded our operating infrastructure particularly in the areas of technology, data processing, compliance and personnel. We believe that our scalable infrastructure provides us with an efficient operating platform from which to grow in the near term, while continuing to deliver our high-quality, responsive customer service and without incurring significant incremental noninterest expenses, which will enhance our ability to grow and increase our returns.
Our Competitive Strengths
We believe that we are especially well-positioned to create value for our shareholders as a result of the following competitive strengths:
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  Our Market.   Our current market is defined as the greater Fairfield County area, which is part of the fourth most affluent metropolitan statistical area in the United States, the Bridgeport-Stamford-Norwalk, Connecticut MSA, according to the U.S. Department of Commerce. The Stamford market area includes numerous affluent suburban communities of professionals who work and commute into New York City, approximately 50 miles from our headquarters, and many small to mid-sized businesses which support these communities. Fairfield County is the wealthiest county in Connecticut, with a 2007 – 2011 median household income of $82,558 according to estimates from United States Census Bureau. We believe that this market has economic and competitive dynamics that are favorable to executing our growth strategy.
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  Experienced and Respected Management Team with a Proven and Successful Track Record.   Our executive management team, led by Peyton R. Patterson, is comprised of seasoned professionals with significant banking experience, a history of high performance at local financial institutions and success in identifying, acquiring and integrating financial institutions. Ms. Patterson has over 25 years of commercial banking experience, previously serving as Chairman, President and CEO at NewAlliance Bancshares, an approximately $9 billion asset bank headquartered in New Haven, Connecticut which was acquired by First Niagara Financial Group, Inc. in 2011. Our senior management team also includes Heidi S. DeWyngaert, Executive Vice President, Chief Lending Officer (nine years with us), Ernest J. Verrico, Sr., Executive Vice President, Chief Financial Officer (four years with us), Gail E.D. Brathwaite, Executive Vice President, Chief Operating

Officer (formerly worked with Ms. Patterson for nine years at NewAlliance, eight months with us), Peter Russell, Senior Vice President, Chief Credit Officer (two years with us), and Diane Knetzger, Senior Vice President, Director of Marketing (nine years with us).
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  Dedicated Board of Directors with Strong Community Involvement.   Our board of directors is comprised of a group of local business leaders who understand the need for strong community banks that focus on serving the financial needs of their customers. Two of our directors, Frederick R. Afragola and Merrill Jay Forgotson, were formerly our officers and instrumental in our organization and growth. Mr. Afragola was the Chief Executive Officer and President of The Bank of New Canaan from its opening in 2002 until his retirement in 2008 and played an integral role in building our foundation and guiding our growth. Mr. Forgotson was our President and Chief Executive Officer from 2008 until his retirement in 2012 and continued to lead our strategic growth and expansion. The interests of our executive management team and directors are aligned with those of our shareholders through common stock ownership. At June 30, 2013, our directors and officers beneficially owned approximately 60% of our common stock. By capitalizing on the close community ties and business relationships of our executive management team and directors, we are positioned to continue taking advantage of the market opportunity present in our primary market.
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  Sound Credit Quality.   By adhering to rigorous underwriting criteria, we have built a diversified asset portfolio anchored by commercial real estate loans, with significant credit protection and attractive yields in our primary market of Fairfield County, Connecticut. We strive to underwrite the customer relationship and not just the credit, allowing us to originate higher-quality assets, which we believe generate more predictable and more stable returns on a risk-adjusted basis. Our focus on the long-term success of our business through increasing risk-adjusted returns, as opposed to short-term profit goals, has enabled us to remain profitable in various market conditions across business cycles.
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  Strong Capital Position.   At June 30, 2013, the Company had a 7.58% tangible common equity ratio, and The Bank of New Canaan and The Bank of Fairfield each had a 7.65% Tier 1 leverage ratio and a 9.31% Tier 1 risk-based ratio and 8.41% Tier 1 leverage ratio and a 10.31% Tier 1 risk-based ratio, respectively. We believe that our ability to attract capital has facilitated our growth and is an integral component to the execution of our business plan.
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  Scalable Operating Platform.   We provide banking technology, including remote deposit capture, internet banking and mobile banking, to provide our customers with maximum flexibility and create a scalable platform to accommodate our future growth aspirations. We believe that our advanced technology combined with responsive and personal service provides the Bank’s customers with a superior banking experience.
Our Market
Our banking offices are located in Fairfield County, Connecticut, which includes some of the most affluent areas in the United States and is part of the Bridgeport-Stamford-Norwalk, Connecticut MSA, the fourth most affluent MSA in the United States according to the U.S. Department of Commerce. We believe this area represents one of the more robust economic regions in the country. Although our market certainly was affected by the recession that ended in June 2009, performance in key sectors such as employment, housing, income and commercial real estate generally remain more favorable than that of other large MSAs.
Our market area is a demographically diverse area, which includes affluent suburban communities of professionals who work at the 14 Fortune 500 companies headquartered in Connecticut or commute into New York City, approximately 50 miles from our headquarters. From a small business perspective, Connecticut ranked 27th in the nation in the number of business establishments with less than 500 employees (over 70,000 businesses) according to the United States Census Bureau. Many small to mid-sized businesses support these communities and create a highly attractive demographic landscape in which to operate. Fairfield County, where we are headquartered, is the wealthiest county in Connecticut, with a 2007 – 2011 median household income of $82,558 according to estimates from United States Census Bureau.

During 2007 – 2011, over 88% of Fairfield County adult residents were high school graduates, with 44% having a bachelor’s degree or higher according to the National Center for Education Statistics. Ten Fairfield County high schools ranked in the top 1,000 high schools in the nation for 2012, according to Newsweek magazine. For the years 2007 – 2011, over 70% of Fairfield County residents owned their own home according to the United States Census Bureau. The median value of owner-occupied housing units was $466,700 according to the United States Census Bureau.
According to data from the FDIC, the Fairfield County market area is served by 399 bank and thrift branches, and total deposits in our primary market area are approximately $34.9 billion as of June 30, 2013. From June 30, 2012 to June 30, 2013, deposits in our market grew 3.78%. The nation’s deposit growth rate for the corresponding period was 5.43%. Over 53% of the deposits, as of June 30, 2013, in our market area were controlled by banks in excess of $50 billion in assets. In the twelve month period ended June 30, 2013, we grew our deposit base by $109.5 million, or 26.2% for a 21.7% increase in our market share.
We believe that our primary market is a long-term, attractive market for the types of products and services that we offer. Given Fairfield County’s close proximity to New York City and the vibrant business community located in Fairfield County, we anticipate that this market will continue to support our projected growth. We believe that the population and business concentrations within our primary markets provide attractive opportunities to grow our business.
Our Products and Services
We offer our clients a broad range of deposit and loan products, including personal and business checking accounts, retirement accounts, money market accounts, time and savings accounts at competitive interest rates, online and mobile banking, cash management, Popmoney® Person to Person transfers, a personal Visa® Debit Card Purchase Rewards Program, an online personal financial management tool and safe deposit boxes. In addition, to attract the business of consumer and business customers, we also provide a broad array of other banking services, including a full suite of cash management services for businesses, wire transfers, stop payments, e-statements, self-service coin counting and notary services. We also offer remote deposit capture banking, which allows business and professional customers to use a desktop scanner to scan and transmit checks for deposit, reducing time and cost.
The following is a summary of our deposits as of June 30, 2013:

Type	Total Deposits (dollars in thousands)	Number of Accounts
Checking	$95,244	3,363
NOW	36,641	512
Money Market	110,571	624
Savings	116,654	2,510
Time	160,144	1,928
Total Deposits	$519,254	8,937
Checking consists of both retail and business products. We offer retail customers a range of checking products, including Free checking, Personal Interest Checking and Tiered Rate Checking, all of which provide our retail clients with No-Fee ATM Banking Nationwide, a free first order of checks, Free Online and Mobile Banking and Bill Pay Services and the option of E-statements and Debit Purchase Rewards. We offer non-interest bearing checking accounts. We also offer interest-bearing checking to our attorney, IOLTA and sole proprietorship accounts. NOW accounts consist of retail accounts that have minimum balance requirements. Money market accounts consist of products that provide a market rate of interest to depositors but have limited check-writing capabilities. Our savings accounts for personal and business are statement savings accounts. Time deposits consist of certificates of deposit, including those held in IRA accounts, generally with maturities ranging from three months to five years and brokered certificates of deposit which are used primarily for asset liability management purposes. The Bank also offers a suite of cash management services for businesses, and Remote Deposit Capture.

Deposits serve as the primary source of funding for the Bank’s interest-earning assets, and also generate non-interest revenue through insufficient funds fees, stop payment fees, safe deposit rental fees, card income, including foreign ATM fees and credit and debit card interchange, and other miscellaneous fees. In addition, the Bank generates additional non-interest revenue associated with residential loan origination and sale, loan servicing, late fees and merchant services.
The Bank offers personal and commercial business loans on a secured and unsecured basis, revolving lines of credit, commercial mortgage loans, and residential mortgages on both primary and secondary residences, home equity loans, bridge loans and other personal purpose loans. The Bank is not and has not been a participant in the sub-prime lending market.
Commercial loans are loans made for business purposes and are secured by collateral such as marketable securities held by or under the control of the Bank, business assets including accounts receivable, inventory and equipment and liens on commercial and residential real estate. Commercial construction loans are loans to finance the construction of commercial or residential properties secured by first liens on such properties. Commercial real estate loans include loans secured by first liens on completed commercial properties, including multi-family properties, to purchase or refinance such properties. Residential mortgages include loans secured by first liens on residential real estate, and are generally made to new or existing customers of the Bank to purchase or refinance primary and secondary residences. Home equity loans and lines of credit include loans secured by first or second liens on residential real estate for primary or secondary residences. Consumer loans are made to individuals who qualify for auto loans, cash reserve, credit cards and installment loans.
The following table sets forth loan origination activity:

	For the six months ended June 30, 2013		For the six months ended June 30, 2012
(Dollars in thousands)	Total Loans	Number of Loans	Total Loans	Number of Loans
Real estate loans:
Residential	$29,592	30	$32,419	32
Commercial	49,068	43	81,446	47
Construction	12,663	7	3,050	3
Home equity loans	1,622	5	1,635	6
	92,945	85	118,550	88
Commercial business loans	33,373	29	15,020	28
Consumer loans	405	3	45	4
Total loans	$126,723	117	$133,615	120
Our business model includes using industry best practices for community banks, including personalized service, state-of-the-art technology and extended hours. We believe this will generate deposit accounts with somewhat larger average balances than are found at many other financial institutions. We also use pricing techniques in our efforts to attract banking relationships having larger than average balances.
Lending Activities
General.   Our primary lending focus is to serve commercial and middle-market businesses and their executives, high net worth individuals, not-for-profit organizations and consumers with a variety of financial products and services, while maintaining strong and disciplined credit policies and procedures. We offer a full array of commercial and retail lending products to serve the needs of our customers. Commercial lending products include owner-occupied commercial real estate loans, commercial real estate investment loans, commercial loans (such as business term loans, equipment financing and lines of credit) to small and mid-sized businesses and real estate construction and development loans. Retail lending products include residential mortgage loans, home equity lines of credit and consumer installment loans. Our retail lending products are offered to the community in general and as an accommodation to our commercial customers, and their executives and employees. We focus our lending activities on loans that we originate from borrowers located in our market. We have established an informal, internal lending limit of $8 million to one borrower (the statutory minimum is 15% of our unimpaired capital and surplus).
We market our lending products and services to qualified borrowers through conveniently located banking offices, relationship networks and high touch personal service. We target our business development and marketing strategy primarily on businesses with between $500,000 and $20 million in annual revenue. Our relationship managers actively solicit the business of companies entering our market area as well as long-standing businesses operating in the communities we serve. We seek to attract new lending customers through professional service, relationship networks, competitive pricing and innovative structure, including the utilization of federal and state tax incentives. We pride ourselves on smart, efficient underwriting and timely decision making for new loan requests due to our leaner approval structure and local decision-making. We believe this gives us a competitive advantage over larger institutions that are not as nimble.
Total loans before deferred loan fees were $575.2 million at June 30, 2013. Since December 31, 2007, total loans have increased $430.3 million from $144.9 million, reflecting expansion of our branch network. The following table summarizes the composition of our loan portfolio for the dates indicated.

	At June 30, 2013	At December 31,
(In thousands)		2012	2011	2010	2009	2008
Real estate loans:
Residential	$159,746	$144,288	$104,754	$104,053	$117,386	$84,816
Commercial	301,642	281,890	173,951	111,271	71,829	43,654
Construction	35,027	33,148	40,422	38,072	41,703	47,189
Home equity loans	10,642	11,030	14,815	16,657	17,091	14,181
	507,057	470,356	333,942	270,053	248,009	189,840
Commercial business loans	68,104	59,637	35,041	17,713	9,016	7,935
Consumer loans	61	57	311	659	243	73
Total loans	$575,222	$530,050	$369,294	$288,425	$257,268	$197,848
Commercial loans.   We offer a wide range of commercial loans, including business term loans, equipment financing and lines of credit to small and midsized businesses. Our target commercial loan market is retail and professional establishments and small- to medium-sized businesses. The terms of these loans vary by purpose and by type of underlying collateral. The commercial loans primarily are underwritten on the basis of the borrower’s ability to service the loan from cash flow. We make equipment loans with conservative margins generally for a term of ten years or less, supported by the useful life of the equipment, at fixed or variable rates, with the loan fully amortizing over the term. Loans to support working capital typically have terms not exceeding one year and usually are secured by accounts receivable, inventory and personal guarantees of the principals of the business and often by the commercial real estate of the borrower. For loans secured by accounts receivable or inventory, principal typically is repaid as the assets securing the loan are converted into cash, and for loans secured with other types of collateral, principal is typically due at maturity. The quality of the commercial borrower’s management and its ability both to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to effectively respond to such changes are significant factors in a commercial borrower’s creditworthiness. Risks associated with our commercial loan portfolio include those related to the strength of the borrower’s business, which may be affected not only by local, regional and national market conditions, but also changes in the borrower’s management and other factors beyond the borrower’s control; those related to fluctuations in value of any collateral securing the loan; and those related to terms of the commercial loan, which may include balloon payments that must be refinanced or paid off at the end of the term of the loan. Our commercial loan portfolio presents a higher risk profile than our consumer real estate and consumer loan portfolios.
Commercial real estate loans.   We offer real estate loans for commercial property that is owner-occupied as well as commercial property owned by real estate investors. Commercial loans that are secured by owner-occupied commercial real estate and primarily collateralized by operating cash flows are also included in this category of loan. Commercial real estate loan terms generally are limited to ten years or less, although payments may be structured on a longer amortization basis of 20 to 25 years. The interest rates on our commercial real estate loans may be fixed or adjustable, although rates typically are not fixed for a period exceeding five to 10 years. We generally charge an origination fee for our services. We typically require personal guarantees from the principal owners of the business supported by a review of the principal owners’ personal financial statements. Risks associated with commercial real estate loans include fluctuations in the value of real estate, the overall strength of the economy, new job creation trends, tenant vacancy rates, environmental contamination, and the quality of the borrower’s management. We make efforts to limit our risk by analyzing borrowers’ cash flow and collateral value as well as all of the sponsors' investment activities. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as owner-occupied offices/warehouses/production facilities, office buildings, industrial mixed-use residential/commercial, retail centers and multifamily properties. Our commercial real estate loan portfolio presents a higher risk profile than our consumer real estate and consumer loan portfolios.
Construction loans.   Our construction portfolio includes loans to small and midsized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties and residential developments and, to a lesser extent, loans to individual clients for construction of single family homes in our market. Construction and development loans are generally made with a term of one to two years and interest is paid monthly. The ratio of the loan principal to the value of the collateral, as established by independent appraisal, typically will not exceed industry standards. Loan proceeds are disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or third-party inspector. Risks associated with construction loans include fluctuations in the value of real estate, project completion risk and change in market trends. We are also exposed to risk based on the ability of the construction loan borrower to finance the loan or sell the property upon completion of the project, which may be affected by changes in market trends since the time that we funded the construction loan.
Consumer real estate loans.   We offer first lien one-to-four family mortgage loans, as well as home equity lines of credit, in each case primarily on owner-occupied primary residences. We also originate for resale one-to-four family mortgage loans, and are classified as loans held for sale until sold to investors. Although our consumer real estate loan portfolio presents lower levels of risk than our commercial, commercial real estate and construction loan portfolios, we are exposed to risk based on fluctuations in the value of the real estate collateral securing the loan, as well as changes in the borrower’s financial condition, which could be affected by numerous factors, including divorce, job loss, illness or other personal hardship.
Consumer loans.   We offer consumer loans as an accommodation to our existing customers, but do not market consumer loans to persons who do not have a pre-existing relationship with us. As of December 31, 2012, our consumer loans represented less than 1% of our total loan portfolio. We do not expect our consumer loans to become a material component of our loan portfolio at any time in the foreseeable future. Although we do not engage in any material amount of consumer lending, our consumer loans, which are underwritten primarily based on the borrower’s financial condition and, in many cases, are unsecured credits, subject us to risk based on changes in the borrower’s financial condition, which could be affected by numerous factors, including those discussed above.
Credit Policy and Procedures
General.   We adhere to what we believe are disciplined underwriting standards, but also remain cognizant of the need to serve the credit needs of customers in our primary market areas by offering flexible loan solutions in a responsive and timely manner. We also seek to maintain a broadly diversified loan portfolio across customer, product and industry types. However, our lending policies do not provide for any loans that are highly speculative, subprime, or that have high loan-to-value ratios. These components, together with active credit management, are the foundation of our credit culture, which we believe is critical to enhancing the long term value of our organization to our customers, employees, shareholders and communities.
We have a service-driven, relationship-based, business-focused credit culture, rather than a price-driven, transaction-based culture. Accordingly, substantially all of our loans are made to borrowers located or operating in our primary market with whom we have ongoing relationships across various product lines. The limited number of loans secured by properties located in out-of-market areas that we have made are generally to borrowers who are well-known to us.
Credit concentrations.   In connection with the management of our credit portfolio, we actively manage the composition of our loan portfolio, including credit concentrations. We monitor borrower, loan product and industry concentrations on at least a quarterly basis. Loan product concentrations are reviewed annually in conjunction with the portfolio’s credit quality and the business plan for the coming year. All concentrations are monitored by the Chief Credit Officer and the our board of directors Loan Committee. Our top 20 borrowing relationships are monitored on an on-going basis.
Loan approval process.   We seek to achieve an appropriate balance between prudent, disciplined underwriting, on the one hand, and flexibility in our decision-making and responsiveness to our customers, on the other hand. Our credit approval policies have a tiered approval process, with larger exposures referred to the Bank’s internal Loan Committee and board of directors Loan Committee, as appropriate, based on the size of the loan. Smaller exposures are approved under a three-signature system. Loans with policy exceptions require the next higher level of approval authority. These authorities are periodically reviewed and updated by our board of directors. We believe that our credit approval process provides for thorough underwriting and efficient decision making.
Credit risk management.   Credit risk management involves a partnership between our relationship managers and our credit approval, credit administration and collections personnel. Portfolio monitoring and early problem recognition are an important aspect of maintaining our high credit quality standards. Past due reports are reviewed daily, as well as insurance and tax payment monitoring. Our evaluation and compensation program for our relationship managers includes significant goals that we believe motivate the relationship managers to focus on high quality credit consistent with our strategic focus on asset quality.
It is our policy to review all commercial loans on an annual basis, or more frequently through the receipt of interim financial statements and borrowing base certificates. Our policies require rapid notification of delinquency and prompt initiation of collection actions. Relationship managers, credit administration personnel and senior management proactively support collection activities in order to maximize accountability and efficiency.
As part of these annual review procedures, we analyze recent financial statements of the property and/or borrower to determine the current level of occupancy, revenues and expenses and to investigate any deterioration in the value of the real estate collateral or in the borrower’s financial condition. Upon completion, we update the risk rating grade assigned to each loan. Relationship managers are encouraged to bring potential credit issues to the attention of the Chief Credit Officer immediately upon any sign of deterioration in the performance of the borrower. We maintain a list of loans that receive additional attention if we believe there may be a potential credit risk via our Watch List report.
Loans that are downgraded or classified undergo a detailed quarterly review by our Loan Committee. This review includes an evaluation of the market conditions, the property’s trends, the borrower and guarantor status, the level of reserves required and loan accrual status. Additionally, we have an independent, third-party review performed on our loan grades and our credit administration functions each year. Finally, we perform an annual stress test of our commercial real estate portfolio, in which we evaluate the impact on the portfolio of declining economic conditions, including lower rental rates, lower occupancy rates, higher interest rates and lower resulting valuations. Management reviews these reports and presents them to our board of directors Loan Committee. These asset review procedures provide management with additional information for assessing our asset quality.
Deposits
Deposits are our primary source of funds to support our earning assets. We offer traditional depository products, including checking, savings, money market and certificates of deposit with a variety of rates. Deposits at the Bank are insured by the FDIC up to statutory limits. We price our deposit products with a view to maximizing our share of each customer’s financial services business, and our loan pricing gives value to deposits from our loan customers.

We have built out a network of five deposit-taking branch offices and attracted significant transaction account business through our relationship-based approach. As a result of our significant deposit growth in transaction accounts, which we define as demand, NOW and money market deposits, we have achieved a favorable deposit mix between transaction accounts and certificates of deposit.
Investment Services
On October 15, 2013, we launched Bankwell Investment Services, which provides a range of services, including, but not limited to: 401k rollover planning, retirement planning, asset allocation planning, financial planning, business planning, estate planning, mutual funds, fixed and variable annuities, exchange traded funds, separate managed accounts, stocks and bonds, traditional and Roth IRAs and brokerage certificates of deposits. These services are handled through Kingston Wealth Management Group and Investacorp, Inc. and are not obligations of Bankwell and are not endorsed nor recommended by us. These products and services are not savings accounts, deposits, or other obligations of the Bank and are not insured or guaranteed by the FDIC or any other governmental agency.
Investments
We manage our investment portfolio primarily for liquidity purposes, with a secondary focus on returns through the use of a liquidity portfolio and an earnings portfolio. Our liquidity portfolio’s primary purpose is to provide adequate liquidity necessary to meet any reasonable decline in deposits and any anticipated increase in the loan portfolio. The majority of these securities are classified as available-for-sale. Our earnings portfolio’s primary purpose is to generate earnings adequate to provide and contribute to stable income and to generate a profitable return while minimizing risk. The majority of these securities are classified as held-to-maturity. Additionally, our investment portfolio is used to provide adequate collateral for various regulatory or statutory requirements and to manage the Banks interest rate risk. We invest in a variety of high-grade securities, including government agency securities, government guaranteed mortgage backed securities, highly rated corporate bonds and municipal securities. We regularly evaluate the composition of this category as changes occur with respect to the interest rate yield curve. Although we may sell investment securities from time to time to take advantage of changes in interest rate spreads, it is our policy not to sell investment securities unless we can reinvest the proceeds at a similar or higher spread, so as not to take gains to the detriment of future income.
The investment policy is reviewed annually by our board of directors. Overall investment goals are established by the board of directors, Chief Executive Officer, Chief Financial Officer and our Asset/Liability Management Committee. The board of directors has delegated the responsibility of monitoring our investment activities to the Asset/Liability Management Committee of Bankwell. Day-to-day activities pertaining to the investment portfolio are conducted within our accounting department under the supervision of our Chief Financial Officer.
Competition
The financial services industry in our market and the surrounding area is highly competitive. We compete with commercial banks, savings banks, savings associations, money market funds, mortgage brokers, finance companies, credit unions, insurance companies, investment firms and private lenders in various segments of our business. Many of these competitors have more assets, capital and lending limits, and resources than we do and may be able to conduct more intensive and broader based promotional efforts to reach both commercial and individual customers.
We focus our marketing efforts on small to medium-sized businesses, professionals and individuals and their employees. This focus includes retail, service, wholesale distribution, manufacturing and international businesses. We attract these customers based on relationships and contacts which management and our board of directors have within and beyond the market area. We do not expect to compete with large institutions for the primary banking relationships of large corporations. Rather, the Bank competes for niches in this business segment and for the consumer business of employees of such entities. Many of our larger commercial bank competitors have greater name recognition and offer certain services that we do not. However, we believe that our presence in our primary market area and focus on providing superior service to professionals at small to medium sized businesses and individual employees of such businesses are instrumental to our success and leading deposit market share.

We emphasize personalized banking services and the advantage of local decision-making in our banking businesses, and this emphasis has been well received by the public in our market area. We derive a majority of our business from our local market area which includes its primary market area of Fairfield County, Connecticut.
Small Business Lending Fund Program
Since 2011, we have participated in the Small Business Lending Fund program, or SBLF, offered by the United States Department of the Treasury, a dedicated investment fund designed to encourage lending to small businesses by providing capital to qualified community banks and community development loan funds with assets of less than $10 billion. In connection with SBLF, the Treasury purchased shares of our preferred stock on August 4, 2011 for an aggregate purchase price of $10,980,750. We used the proceeds from the SBLF funding to repurchase the preferred stock issued by us to the Treasury in connection with its Capital Purchase Program, as well as to provide additional capital to the Bank, allowing the Bank to expand its small business lending programs. In July, 2013, we were ranked first by the Treasury on its list of top performing banks across the nation that participated in SBLF with the highest growth in qualified small business loans (as defined by the Treasury). As a result of our success in making loans through the program, we were allowed to repay the funds at a 1.0% interest rate. The SBLF funds must be repaid by February 4, 2016 or the interest rate on the preferred stock will automatically increase to 9% per year.
Description of Property
The Bank’s main office is located at 208 Elm Street in New Canaan, Connecticut. The property is leased by us until 2016, with three remaining five-year renewal options. In July 2012, we leased additional space adjacent to 208 Elm Street at 220 Elm Street primarily for our executive management offices. The initial term expires in 2018, with one five-year renewal option.
We also lease office space for each of our branch offices in New Canaan, Stamford and Fairfield, Connecticut, and our loan production office in Bridgeport. The leases for our facilities have terms expiring at dates ranging from 2013 to 2024, although certain of the leases contain options to extend beyond these dates. We believe that our current facilities are adequate for our current level of operations.
Each lease is at market rate based on similar properties in the applicable market area. We believe that we have the necessary infrastructure in place to support our projected growth.
Legal Proceedings
From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, future prospects, financial condition, liquidity, results of operation, cash flows or capital levels.
Enterprise Risk Management
We place significant emphasis on risk mitigation as an integral component of our organizational culture. We believe that our emphasis on risk management is manifested in our solid asset quality statistics. Risk management with respect to our lending philosophy focuses, among other things, on structuring credits to provide for multiple sources of repayment, coupled with strong underwriting undertaken by experienced bank officers and credit policy personnel. We perform quarterly loan impairment analyses on criticized loans and criticized asset action plans for those borrowers who display deteriorating financial conditions in order to monitor those relationships and implement corrective measures on a timely basis to minimize losses. In addition, we perform an annual stress test of our commercial real estate portfolio, in which we evaluate the impact on the portfolio of declining economic conditions, including lower rental rates, lower occupancy rates and lower resulting valuations. The stress test focuses only on the cash flow and valuation of the properties and ignores the liquidity, net worth and cash flow of any guarantors related to the credits.
We also focus on risk management in other areas throughout our organization. We have created the position of Chief Risk Officer to oversee the risk management function and formulated a Risk Management Steering Committee. We currently outsource our asset/liability management process to a reputable third party and on a quarterly basis, we run the full interest rate risk model. Results of the model are reviewed and validated by our ALCO committee. Additionally, we are in the process of strengthening our regulatory compliance and internal control procedures.
Intellectual Property
We do not hold any patents, trademarks, licenses, franchises or concessions materially important to us, other than those required or granted by regulatory authorities.
Full Time Employees
At June 30, 2013, we had a total of 89 full-time equivalent employees. None of our employees are subject to a collective bargaining agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.
General
The following discussion and analysis presents our results of operations and financial condition on a consolidated basis. However, because we conduct all of our material business operations through the Bank, the discussion and analysis relates to activities primarily conducted at the Bank.
As a bank holding company, we generate most of our revenue from interest on loans and investments and fee-based revenues. Our primary source of funding for our loans is deposits. Our largest expenses are interest on these deposits and salaries and related employee benefits. We measure our performance primarily through our pre-tax, pre-provision net revenue; net interest margin; efficiency ratio; ratio of allowance for loan losses to total loans; return on average assets and return on average equity, among other metrics, while maintaining appropriate regulatory leverage and risk-based capital ratios.
Overview
Bankwell Financial Group, Inc. is a bank holding company headquartered in New Canaan, Connecticut. Through our wholly owned subsidiary, Bankwell Bank, we serve small and medium-sized businesses and retail customers in our primary market area of greater Fairfield County, Connecticut. We have a history of building long-term customer relationships and attracting new customers through what we believe is our superior customer service and our ability to deliver a diverse product offering.
During the first six months of 2013, we experienced two consecutive quarters of record earnings with strong deposit and loan momentum. Total revenues increased by 37% reflecting a strong net interest margin of 4.03% and non-interest income gains of 976%. At June 30, 2013, total assets were $654.3 million, an increase of $42.5 million, or 7%, from December 31, 2012. Net loans increased $44.7 million, or 9%, which included sales of $22.5 million since December 31, 2012 and were $565.5 million at June 30, 2013 and deposits totaled $519.3 million, up by $57.2 million, or 12%, for the same period. During fiscal year 2012, assets increased 28% to $611.8 million and loans and deposits increased 44% and 26%, respectively, from December 31, 2011.
We are focused on becoming the “Hometown” bank in the market we serve. We aim to generate long-term growth for our shareholders and are undertaking several key strategic initiatives to achieve our objectives. Over the past 24 months, these strategic initiatives have included:
•
  Augmenting our management team with a new Chief Executive Officer, Chief Operating Officer and Chief Credit Officer;
•
  Opening a loan production office in Bridgeport, Connecticut;
•
  Completing a core system conversion, which will provide operating efficiencies, cost savings and broader product capabilities in future periods;
•
  Merging our subsidiary banks and rebranding them under the “Bankwell” name;
•
  Adding de novo branches to our franchise;
•
  Hiring new lending officers and supporting growth in our C&I lending function;

•
  Adding cash management services and launching Bankwell Investment Services through an agreement with an investment brokerage firm to provide on-site wealth management specialists who will generate fee-based revenue; and
•
  Acquiring The Wilton Bank, adding assets and deposits of approximately $75 million and $67 million, respectively, to our balance sheet.
Earnings Summary
Six months ended June 30, 2013 compared to 2012.   Our income for the six months ended June 30, 2013 was $2.5 million, an increase of $1.8 million, or 254%, compared to the first six months of 2012. Our returns on average equity and average assets for the six months ended June 30, 2013, were 8.27% and 0.79%, respectively, compared to 2.80% and 0.28%, respectively for same period in 2012. Net income available to common shareholders was $2.4 million, or $0.69 per diluted share, up from $645 thousand, or $0.23 per diluted share.
We experienced a robust improvement in net income during the first six months of 2013 compared to the same period in 2012, reflecting increases in net interest income and noninterest income as well as a lower provision for loan losses, partially offset by higher noninterest expenses. Strong commercial loan growth, solid asset quality metrics, sales of investment securities and efforts to diversify our revenue sources through sales of commercial loans for the first time during 2013, all contributed to the increase in net income. While our net interest income increased due to strong loan growth and a reduction in our cost of funds, our net interest margin decreased nine basis points to 4.03% for the six months ended June 30, 2013 compared to the six months ended June 30, 2012. The increase in noninterest expenses was mainly due to higher salaries and employee benefits and professional services, reflecting staffing additions and costs related to our ongoing strategic initiative efforts.
Our efficiency ratio was 72.43% for the six months ended June 30, 2013 compared to 76.93% for the six months ended June 30, 2012, and 82.76% for the year ended December 31, 2012. The improvement in our efficiency ratio was attributable to our increased operating leverage as we continued to grow our asset base and expand our noninterest income sources.
Year ended December 31, 2012 compared to 2011.   Our net income for the year ended December 31, 2012 , was $1.2 million, a decrease of $1.0 million from $2.2 million for the year ended December 31, 2011 reflecting increases in noninterest expenses and the provision for loan losses, mostly offset by higher net interest income. Our returns on average equity and average assets for the year ended December 31, 2012 were 2.40% and 0.22%, respectively, compared to 5.04% and 0.50%, respectively for the year ended December 31, 2011. Net income available to common shareholders was $1.1 million, or $0.38 per diluted share for the year ended December 31, 2012, down from $2.0 million, or $0.71 per diluted share for the year ended December 31, 2011.
Our net interest income for the year ended December 31, 2012, increased by $3.5 million, or 20%, over 2011, largely reflecting growth in average loan balances. Our net interest margin was 4.07% for the year ended December 31, 2012, down from 4.24% reported in 2011. Our provision for loan losses for the year ended December 31, 2012, was $1.8 million, an increase of $772 thousand from 2011, reflecting our significant loan growth during 2012. In 2012, net charge-offs totaled $305 thousand, or 0.07% of total average loans, compared to $64 thousand, or 0.02% of total average loans in 2011.
Our noninterest income for the year ended December 31, 2012, decreased by $789 thousand, or 70%, from 2011, reflecting lower gains and fees from sales and referrals of loans and investment securities, due to low levels of loan sale activity and prior year gains on sales of securities. Our noninterest expenses for the year ended December 31, 2012, increased by $3.3 million, or 22%, over 2011 due, in large part, to the commencement of various strategic initiatives to support our future growth plans. This included several non-recurring expenses involving salaries and operations as we hired a new CEO prior to the departure of our former CEO, we made a strong commitment to elevating our technology platform, and we engaged consultants to support efforts to grow our community bank model. Additionally, we experienced an operating loss related to wire fraud during 2012 of $478 thousand. Our income tax expense was

$657 thousand for the year ended December 31, 2012, down by $340 thousand from 2011. The effective tax rate for the year ended December 31, 2012 was 35.1%, compared to 31.1% for the year ended December 31, 2011 , primarily due to increased state tax expense and share-based compensation expense.
Results of Operations For the Six Months Ended June 30, 2013 and 2012 and For the Years Ended December 31, 2012 and 2011
Net Interest Income
Net interest income is the difference between interest earned on loans and securities and interest paid on deposits and other borrowings, and is the primary source of our operating income. Net interest income is affected by the level of interest rates, changes in interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities. Included in interest income are certain loan fees, such as deferred origination fees and late charges. The following tables and discussion present net interest income on a fully taxable equivalent, or FTE, basis by adjusting income and yields on tax-exempt loans and securities to be comparable to taxable loans and securities. Tax-exempt income is converted to a FTE basis using the statutory federal income tax rate adjusted for applicable state income taxes net of the related federal tax benefit. The average balances are principally daily averages and, for loans, include performing and non-performing balances. Interest income on loans includes the effect of deferred loan fees and costs accounted for as yield adjustments, but does not include interest on loans for which we have ceased to accrue interest. Premium amortization and discount accretion are included in the respective interest income and interest expense amounts.
Six months ended June 30, 2013 compared to 2012.   FTE net interest income for the six months ended June 30, 2013 and 2012 was $12.5 million and $10.3 million, respectively. Our net interest margin declined nine basis points to 4.03% for the six month period ended June 30, 2013, compared to the same period in 2012. While we have experienced significant growth in average loan balances, in the current historically low interest rate environment, market yields on new loan originations are below the average yield of our existing loan portfolio. Due to the combined effect of new loan growth and the runoff of higher yielding loan balances, we anticipate that interest rates on total earning assets will continue to decline. The impact of this trend is likely to exceed the benefit to be realized in reduced funding costs, with the resulting effect of modestly lower net interest margin results in the near term.
Interest income for the six months ended June 30, 2013 increased by $1.9 million to $13.5 million, or 16%, over the comparative 2012 period. Average interest-earning assets were $617.2 million for the six months ended June 30, 2013, up by $121.7 million from the six months ended June 30, 2012. The average balance of total loans increased $139.3 million, or 34%, contributing $3.4 million to the increase in net interest income. Commercial real estate loan average balances grew by $85.0 million due to strong origination activity reflecting our ability to source quality opportunities and continued economic improvement in our market. Partially offsetting the increase in interest income due to volume was a 34 basis point decrease in the weighted average yield earned on our loan portfolio due to a lower interest rate environment, which caused a reduction of $909 thousand in interest income. Total average balance of securities for the six months ended June 30, 2013 decreased by $24.9 million, or 38%, from the same period in 2012, reflecting sales of $9.4 million of longer-term U.S. Government and agency obligations.
Interest expense for the six months ended June 30, 2013, was reduced by $248 thousand, or 17%, over the comparative 2012 period due to a continued reduction in our funding costs resulting from the sustained low interest rate environment. The weighted average cost of deposits declined 17 basis points to 0.40% due to our measured approach of reducing deposit rates while still experiencing growth in all categories. The weighted average cost of Federal Home Loan Bank of Boston, or FHLBB, advances declined by 69 basis points to 0.71% also reflecting the low interest rate environment as higher cost advances mature and new advances are utilized. Average funding liabilities for the six months ended June 30, 2013, increased by $110.9 million, or 25%, from the six months ended June 30, 2012, primarily reflecting increases of $49.6 million in savings deposits and $29.5 million in FHLBB advances.

The following table presents a comparison of the average balances and yields earned on interest-earning assets and the average balances and weighted average rates paid on our funding liabilities for the six months ended June 30, 2013 and 2012.

	Average Balance		Change		Rate		Change
Six Months Ended June 30,	2013	2012	$	%	2013	2012	%
(Dollars in thousands)
Earning assets
Cash and Fed funds sold	$19,493	$13,278	$6,215	47%	0.22%	0.19%	0.03%
Securities(1)	40,996	65,918	(24,922)	(38)	4.15	4.22	(0.07)
Loans:
Commercial real estate	294,175	209,173	85,002	41	5.01	5.45	(0.44)
Residential real estate	149,511	111,241	38,270	34	3.76	4.26	(0.50)
Construction(2)	35,201	37,303	(2,102)	(6)	4.84	4.83	0.01
Commercial business	62,190	41,041	21,149	52	5.15	5.34	(0.19)
Home equity	10,681	13,959	(3,278)	(23)	3.73	3.59	0.14
Consumer	406	112	294	263	5.55	11.11	(5.56)
Total loans	552,164	412,829	139,335	34	4.64	4.98	(0.34)
Federal Home Loan Bank stock	4,517	3,398	1,119	33	0.37	0.51	(0.14)
Total earning assets	$617,170	$495,423	$121,747	25%	4.43%	4.71%	(0.28)%
Funding liabilities
Deposits:
NOW	$35,081	$31,835	$3,246	10%	0.14%	0.15%	(0.01)%
Money market	99,974	88,353	11,621	13	0.40	0.74	(0.34)
Savings	126,444	76,873	49,571	64	0.47	0.86	(0.39)
Time	135,473	122,296	13,177	11	0.65	0.73	(0.08)
Total interest-bearing	396,972	319,357	77,615	24	0.40	0.57	(0.17)
Noninterest-bearing	82,113	78,323	3,790	5	—	—	—
Total deposits	479,085	397,680	81,405	20	0.40	0.57	(0.17)
Federal Home Loan Bank advances	83,077	53,621	29,456	55	0.71	1.40	(0.69)
Total funding liabilities	$562,162	$451,301	$110,861	25%	0.45%	0.66%	(0.21)%

(1)
  Average balances and yields for securities are based on amortized cost.
(2)
  Includes commercial and residential real estate construction loans.
Year ended December 31, 2012 compared to 2011.   FTE net interest income totaled $21.6 million for the year ended December 31, 2012, compared to $18.1 million for the same period in 2011. Our net interest margin declined 17 basis points to 4.07% in 2012 from 4.24% in 2011, primarily due to a 24 basis point reduction in the weighted average yield on our interest-earning assets, a result of the low interest rate environment on new asset growth and refinancing activity. Interest income for the year ended December 31, 2012 , increased by $3.5 million, or 19%, over the 2011 fiscal year. The increase in interest income reflected a $4.7 million increase in loan portfolio earnings, which was primarily in the commercial real estate portfolio.
Average interest-earning assets were $529.6 million for the year ended December 31, 2012, up by $103.5 million from 2011. During 2012, the average balance of total loans increased $128.0 million, or 39%, contributing $6.7 million of the increase in net interest income. Commercial real estate loan average balances grew by $96.8 million due to strong origination activity reflecting our ability to source quality opportunities, the expansion of the number of lenders and continued economic improvement in our market. Partially offsetting the increase due to volume was a 57 basis point decrease in the weighted average yield earned on our loan portfolio due to the lower interest rate environment, which caused a decline of $2.2 million in net interest income. Total average securities for the year ended December 31, 2012 decreased by $24.3 million, or 30%, from 2011, largely reflecting sales of longer-term U.S. Government and agency obligations.
Interest expense increased by $322 thousand, or 1%, during 2012, reflecting a $71.2 million increase in the average balance of interest-bearing deposits. Average funding liabilities for the year ended December 31, 2012 increased by $96.0 million, or 25%, from 2011, reflecting increases of $37.4 million and $29.4 million, respectively, in savings and money market deposits and $17.4 million in FHLBB advances. The weighted average rate paid on total funding liabilities, which includes noninterest-bearing deposits, was 0.66% for the year ended December 31, 2012, a seven basis point reduction from 2011. During 2012, the weighted average cost of FHLBB advances declined by 58 basis points to 1.33%, reflecting the sustained low interest rate environment, while the weighted average cost of deposits declined two basis points to 0.56%, reflecting our focus on deposit growth versus a cost reduction strategy.
The following table presents a comparison of the average balances and yields earned on interest-bearing assets and weighted averages rates paid on our funding liabilities for the years ended December 31, 2012 and 2011.

	Average Balance		Change		Rate		Change
Years Ended December 31,	2012	2011	$	%	2012	2011	%
(Dollars in thousands)
Earning assets
Cash and Fed funds sold	$16,933	$17,401	$(468)	(3)%	0.21%	0.27%	(0.06)%
Securities(1)	56,321	80,586	(24,265)	(30)	4.20	4.03	0.17
Loans:
Commercial real estate	239,022	142,247	96,775	68	5.40	5.93	(0.53)
Residential real estate	122,411	96,510	25,901	27	3.94	4.94	(1.00)
Construction(2)	34,177	35,032	(855)	(2)	5.13	5.42	(0.29)
Commercial business	44,220	35,246	8,974	25	5.36	5.63	(0.27)
Home equity	12,789	15,223	(2,434)	(16)	3.64	3.36	0.28
Consumer	80	452	(372)	(82)	12.68	9.07	3.61
Total loans	452,699	324,710	127,989	39	4.94	5.43	(0.49)
Federal Home Loan Bank stock	3,615	3,364	251	7	0.49	0.28	0.21
Total earning assets	$529,568	$426,061	$103,507	24%	4.68%	4.92%	(0.24)%
Funding liabilities
Deposits:
NOW	$31,490	$30,288	$1,202	4%	0.14%	0.14%	—%
Money market	90,342	60,941	29,401	48	0.68	0.83	(0.15)
Savings	102,641	65,223	37,418	57	0.82	0.81	0.01
Time	122,350	119,207	3,143	3	0.71	0.79	(0.08)
Total interest-bearing	346,823	275,659	71,164	26	0.56	0.58	(0.02)
Noninterest-bearing	78,453	70,964	7,489	11	—	—	—
Total deposits	425,276	346,623	78,653	23	0.56	0.58	(0.02)
Federal Home Loan Bank advances	61,836	44,452	17,384	39	1.33	1.91	(0.58)
Total funding liabilities	$487,112	$391,075	$96,037	25%	0.66%	0.73%	(0.07)%

(1)
  Average balances and yields for securities are based on amortized cost.
(2)
  Includes commercial and residential real estate construction loans.

The following tables present average balance sheet information, FTE basis interest income, interest expense and the corresponding average yields earned and rates paid for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010. Tax-exempt income is converted to a FTE basis using the statutory federal income tax rate adjusted for applicable state income taxes net of the related federal tax benefit. The average balances are principally daily averages and, for loans, include performing and non-performing balances. Interest income on loans includes the effect of deferred loan fees and costs accounted for as yield adjustments, but does not include interest on loans for which we have ceased to accrue interest. Premium amortization and discount accretion are included in the respective interest income and interest expense amounts.

	Six months ended June 30,
	2013			2012
(Dollars in thousands)	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Assets:
Cash and Fed funds sold	$19,493	$21	0.22%	$13,278	$12	0.19%
Securities(1)	40,996	843	4.15	65,918	1,382	4.22
Loans:
Commercial real estate	294,175	7,415	5.01	209,173	5,758	5.45
Residential real estate	149,511	2,785	3.76	111,241	2,372	4.26
Construction(2)	35,201	857	4.84	37,303	911	4.83
Commercial business	62,190	1,609	5.15	41,041	1,108	5.34
Home equity	10,681	198	3.73	13,959	249	3.59
Consumer	406	11	5.55	112	6	11.11
Total loans	552,164	12,875	4.64	412,829	10,404	4.98
Federal Home Loan Bank stock	4,517	8	0.37	3,398	9	0.51
Total earning assets	617,170	$13,747	4.43%	495,423	$11,807	4.71%
Other assets	11,164			9,361
Total assets	$628,334			$504,784
Liabilities and shareholders’ equity:
Deposits:
Noninterest-bearing	$82,113	$—	—%	$78,323	$—	—%
NOW	35,081	24	0.14	31,835	23	0.15
Money market	99,974	200	0.40	88,353	324	0.74
Savings	126,444	294	0.47	76,873	328	0.86
Time	135,473	435	0.65	122,296	444	0.73
Total deposits	479,085	953	0.40	397,680	1,119	0.57
Federal Home Loan Bank advances	83,077	291	0.71	53,621	373	1.40
Total funding liabilities	562,162	$1,244	0.45%	451,301	$1,492	0.66%
Other liabilities	6,195			3,550
Shareholders’ equity	59,977			49,933
Total liabilities and shareholders’ equity	$628,334			$504,784
Net interest income(3)		$12,503			$10,315
Interest rate spread			3.98%			4.05%
Net interest margin			4.03%			4.12%

(1)
  Average balances and yields for securities are based on amortized cost.
(2)
  Includes commercial and residential real estate construction loans.
(3)
  The adjustment for securities and loans taxable equivalency was $170 thousand and $182 thousand, respectively, for the six months ended June 30, 2013 and 2012.

	Years ended December 31,
	2012			2011			2010
(Dollars in thousands)	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Assets:
Cash and Fed funds sold	$16,933	$35	0.21%	$17,401	$47	0.27%	$30,363	$86	0.28%
Securities(1)	56,321	2,366	4.20	80,586	3,249	4.03	41,987	1,877	4.47
Loans:
Commercial real estate	239,022	12,919	5.40	142,247	8,434	5.93	86,773	5,681	6.55
Residential real estate	122,411	4,826	3.94	96,510	4,766	4.94	112,220	5,932	5.29
Construction(2)	34,177	1,752	5.13	35,032	1,899	5.42	33,474	1,953	5.84
Commercial business	44,220	2,370	5.36	35,246	1,983	5.63	15,945	1,019	6.39
Home equity	12,789	465	3.64	15,223	511	3.36	16,591	544	3.28
Consumer	80	10	12.68	452	41	9.07	325	26	7.94
Total loans	452,699	22,342	4.94	324,710	17,634	5.43	265,328	15,155	5.71
Federal Home Loan Bank stock	3,615	18	0.49	3,364	10	0.28	2,814	—	—
Total earning assets	529,568	$24,761	4.68%	426,061	$20,940	4.92%	340,492	$17,118	5.03%
Other assets	11,758			12,216			10,499
Total assets	$541,326			$438,277			$350,991
Liabilities and shareholders’ equity:
Deposits:
Noninterest- bearing	$78,453	$—	—%	$70,964	$—	—%	$45,580	$—	—%
NOW	31,490	45	0.14	30,288	44	0.14	22,212	44	0.20
Money market	90,342	612	0.68	60,941	506	0.83	36,095	298	0.83
Savings	102,641	846	0.82	65,223	527	0.81	46,745	512	1.09
Time	122,350	864	0.71	119,207	946	0.79	124,506	1,520	1.22
Total deposits	425,276	2,367	0.56	346,623	2,023	0.58	275,138	2,374	0.86
Federal Home Loan Bank advances	61,836	825	1.33	44,452	847	1.91	33,253	835	2.51
Total funding liabilities	487,112	$3,192	0.66%	391,075	$2,870	0.73%	308,391	$3,209	1.04%
Other liabilities	3,642			3,350			6,216
Shareholders’ equity	50,572			43,852			36,384
Total liabilities and shareholders’ equity	$541,326			$438,277			$350,991
Net interest income(3)		$21,569			$18,070			$13,909
Interest rate spread			4.02%			4.19%			3.99%
Net interest margin			4.07%			4.24%			4.08%

(1)
  Average balances and yields for securities are based on amortized cost.
(2)
  Includes commercial and residential real estate construction loans.
(3)
  The adjustment for securities and loans taxable equivalency was $364 thousand, $353 thousand and $241 thousand, respectively, for the years ended December 31, 2012, 2011 and 2010.

The following tables show the extent to which changes in interest rates and changes in the volume of average earning assets and average interest-bearing liabilities have affected net interest income. For each category of earning assets and interest-bearing liabilities, information is provided relating to: changes in volume (changes in average balances multiplied by the prior year’s average interest rates); changes in rates (changes in average interest rates multiplied by the prior year’s average balances); and the total change. Changes attributable to both volume and rate have been allocated proportionately based on the relationship of the absolute dollar amount of change in each.

	Six Months Ended June 30, 2013 vs. 2012
	Increase (Decrease)
(In thousands)	Volume	Rate	Total
Interest and dividend income:
Cash and Fed funds sold	$7	$2	$9
Securities	(514)	(25)	(539)
Loans:
Commercial real estate	2,186	(529)	1,657
Residential real estate	744	(331)	413
Construction	(51)	(3)	(54)
Commercial business	552	(51)	501
Home equity	(60)	9	(51)
Consumer	9	(4)	5
Total loans	3,380	(909)	2,471
Federal Home Loan Bank stock	2	(3)	(1)
Total change in interest and dividend income	2,875	(935)	1,940
Interest expense:
Deposits:
NOW	2	(1)	1
Money market	38	(162)	(124)
Savings	155	(189)	(34)
Time	45	(54)	(9)
Total deposits	240	(406)	(166)
Federal Home Loan Bank advances	152	(234)	(82)
Total change in interest expense	392	(640)	(248)
Change in net interest income	$2,483	$(295)	$2,188

	Year Ended December 31, 2012 vs 2011 Increase (Decrease)			Year Ended December 31, 2011 vs 2010 Increase (Decrease)
(In thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest and dividend income:
Cash and Fed funds sold	$(1)	$(11)	$(12)	$(36)	$(3)	$(39)
Securities	(1,014)	131	(883)	1,573	(201)	1,372
Loans:
Commercial real estate	5,289	(804)	4,485	3,333	(580)	2,753
Residential real estate	1,132	(1,072)	60	(793)	(373)	(1,166)
Construction	(45)	(102)	(147)	88	(142)	(54)
Commercial business	485	(98)	387	1,099	(135)	964
Home equity	(86)	40	(46)	(46)	13	(33)
Consumer	(43)	12	(31)	11	4	15
Total loans	6,732	(2,024)	4,708	3,692	(1,213)	2,479
Federal Home Loan Bank stock	1	7	8	—	10	10
Total change in interest and dividend income	5,718	(1,897)	3,821	5,229	(1,407)	3,822
Interest expense:
Deposits:
NOW	2	(1)	1	14	(14)	—
Money market	212	(106)	106	206	2	208
Savings	308	11	319	170	(155)	15
Time	24	(106)	(82)	(62)	(512)	(574)
Total deposits	546	(202)	344	328	(679)	(351)
Federal Home Loan Bank advances	275	(297)	(22)	242	(230)	12
Total change in interest expense	821	(499)	322	570	(909)	(339)
Change in net interest income	$4,897	$(1,398)	$3,499	$4,659	$(498)	$4,161
Provision for Loan Losses
The provision for loan losses is based on management’s periodic assessment of the adequacy of our allowance for loan losses which, in turn, is based on such interrelated factors as the composition of our loan portfolio and its inherent risk characteristics, the level of nonperforming loans and net charge-offs, both current and historic, local economic and credit conditions, the direction of real estate values, and regulatory guidelines. The provision for loan losses is charged against earnings in order to maintain our allowance for loan losses and reflects management’s best estimate of probable losses inherent in our loan portfolio at the balance sheet date.
The provision for loan losses for the six months ended June 30, 2013 was $442 thousand, reflecting growth in our loan portfolio and the low level of net charge-offs, nonperforming and past due loans and an overall improvement in our credit quality. This compares to a $1.2 million provision for loan losses for the six months ended June 30, 2012. For the year ended December 31, 2012, the provision for loan losses was $1.8 million, reflecting increases in net charge-offs, nonaccrual loans, and troubled debt restructured loans as well as significant growth in our commercial loan portfolio over 2011. The provision charged to earnings in 2011 was $1.0 million. For a more detailed discussion of our allowance for loan losses methodology, see “— Allowance for Loan Losses.”
Noninterest income
Noninterest income is a component of our revenue and is comprised primarily of fees generated from loan and deposit relationships with our customers, fees generated from sales and referrals of loans and gains on sales of our investment securities. The following table presents a noninterest income comparison for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011.

	Six Months Ended June 30,		Years Ended December 31,		2013 / 2012 Six Months Change		2012 / 2011 Year Change
(Dollars in thousands)	2013	2012	2012	2011	$	%	$	%
Service charges and fees	$205	$169	$345	$337	$36	21%	$8	2%
Gains and fees from sales and referrals of loans	765	18	18	547	747	4,150	(529)	(97)
Net gain (loss) on sale of available for sale securities	648	(19)	(18)	250	667	3,511	(268)	(107)
Gain on sale of foreclosed real estate	66	—	—	—	66	100	—	—
Other	124	—	—	—	124	100	—	—
Total noninterest income	$1,808	$168	$345	$1,134	$1,640	976%	$(789)	(70)%
Six months ended June 30, 2013 compared to 2012.   Noninterest income totaled $1.8 million for the six months ended June 30, 2013, compared to $168 thousand for the same period in 2012. The increase primarily reflects gains recorded on sales of commercial loans and available for sale securities.
Service charges and fees.   We earn fees from our customers for deposit-related services. For the six months ended June 30, 2013, service charges and fees totaled $205 thousand. The increase of $36 thousand, or 21%, over the six months ended June 30, 2012 reflects increases in ATM and debit card fees and non-sufficient fund charges due to an increase in our pricing schedule at the beginning of 2013 and, to a lesser extent, higher volume levels.
Gains and fees from sales and referrals of loans.   Loan sales are dependent on origination volume and are sensitive to interest rates, housing and market conditions. During the six months ended June 30, 2013, we recorded income of $732 thousand on the sale of $22.5 million commercial mortgage loans and $33 thousand on sales of residential mortgage loans. Our loan sales were in response to favorable market conditions as well as to reduce our ratio of commercial mortgage loans to total risk-based capital. As part of the commercial mortgage loan sales, fees to a third party of $113 thousand were incurred and recorded under professional fees in noninterest expense.
Net gain (loss) on sale of available-for-sale securities.   We sell available-for-sale investment securities from time to time for various business purposes, including funding loan demand and managing asset/liability sensitivity. Net gains on sale of available-for-sale securities totaled $648 thousand for the six months ended June 30, 2013 compared to a net loss of $19 thousand for the same period in 2012. Investment grade securities were sold to shorten the duration of the portfolio and to capitalize on favorable market conditions.
Gain on sale of foreclosed real estate.   During 2012, we took possession of two properties, which were sold in 2013. Net gains on sale of foreclosed real estate of $66 thousand were recorded, reflecting the sale of these two properties.
Other.   Other income of $124 thousand recorded during the six months ended June 30, 2013 primarily reflects the partial recovery of a wire fraud loss, which occurred in 2012.
Year ended December 31, 2012 compared to 2011.   Noninterest income totaled $345 thousand in 2012, a decline of $789 thousand from 2011, reflecting low levels of loan sale activity and prior year gains on sales of securities, while income from service charges and fees remained level.
Gains and fees from sales and referrals of loans.   Gains from sales loans totaled $18 thousand for the year ended December 31, 2012 compared to $547 thousand for the year ended December 31, 2011, reflecting residential mortgage loan sales. During 2012, new mortgage loan originations were primarily adjustable-rate products, which are held in portfolio and not sold in the secondary market, reflecting current consumer trends.
Net gain (loss) on sale of available-for-sale securities.   For the year ended December 31, 2012, available for sale securities were sold, which resulted in a net loss recorded to earnings of $18 thousand. This compared to net gains of $250 thousand recorded for the year ended December 31, 2011.

Noninterest expense
The following table presents a noninterest expense comparison for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011.

	Six Months Ended June 30,		Years Ended December 31,		2013 / 2012 Six Months Change		2012 / 2011 Year Change
(Dollars in thousands)	2013	2012	2012	2011	$	%	$	%
Salaries and employee benefits	$5,240	$4,547	$9,426	$8,506	$693	15%	$920	11%
Occupancy and equipment	1,560	1,390	2,941	2,383	170	12	558	23
Data Processing	505	467	1,202	865	38	8	337	39
Professional services	854	367	1,546	715	487	133	831	116
FDIC insurance	230	208	365	472	22	11	(107)	(23)
Marketing	398	150	333	342	248	165	(9)	(3)
Director fees	278	192	366	288	86	45	78	27
Foreclosed real estate	4	38	9	—	(34)	(89)	9	100
Other	660	618	1,670	1,030	42	7	640	62
Total noninterest expense	$9,729	$7,977	$17,858	$14,601	$1,752	22%	$3,257	22%
Six months ended June 30, 2013 compared to 2012.   Noninterest expense was $9.7 million for the six months ended June 30, 2013, compared to $8.0 million for the six months ended June 30, 2012. The increase of $1.7 million, or 22%, largely reflects our ongoing strategic initiative efforts that began in 2012. These efforts have included hiring of some of our senior management team, evaluating and investing in core systems, maximizing core competencies, assessing loan and fee income diversification avenues and exploring alternative investment strategies to prepare for future growth.
Salaries and employee benefits.   Salaries and employee benefit costs are the largest component of noninterest expense and include employee payroll expense, equity and non-equity incentive compensation, health insurance, benefit plans and payroll taxes. Salaries and employee benefits increased by $693 thousand, or 15%, for the six months ended June 30, 2013 compared to the same period in 2012, reflecting higher staffing levels, which included a new chief operating officer position and the opening of a loan production office in July 2012.
Occupancy and equipment.   Rent, depreciation and maintenance costs make up the majority of occupancy and equipment expenses, which increased by $170 thousand, or 12%, in six months ended June 30, 2013, compared to the six months ended June 30, 2012. The increased costs were primarily related to the new loan production office, expansion of the corporate premises and investments related to technology and other equipment.
Data processing.   Data processing expense for our core systems totaled $505 thousand for the six months ended June 30, 2013, compared to $467 thousand for the six months ended June 30, 2012.
Professional services.   Professional services include legal, audit and professional fees paid to external parties. For the six months ended June 30, 2013 professional services increased by $487 thousand, or 133%, compared to the six months ended June 30, 2012, primarily reflecting higher consulting and legal expenses to support our ongoing strategic initiatives. The increase also reflects commercial mortgage loan sale fees of $113 thousand incurred in the second quarter 2013.
FDIC insurance.   We are subject to risked-based assessment fees by the FDIC for deposit insurance. For the six months ended June 30, 2013 and 2012, FDIC insurance expense was $230 thousand and $208 thousand, respectively.
Marketing.   Marketing expenses for the six months ended June 30, 2013 and 2012 totaled $398 thousand and $150 thousand, respectively. In addition to supporting loan and deposit growth, the increase of $248 thousand, or 165%, also reflects costs associated with consolidating and rebranding The Bank of New Canaan and The Bank of Fairfield under a single entity and new name, Bankwell Bank. BNC Financial Group was also rebranded as Bankwell Financial Group. These changes became effective in September 2013.
Director fees.   Director fees totaled $278 thousand for the six months ended June 30, 2013 and $192 thousand for the comparative 2012 period, representing boards of directors for BNC Financial Group, The Bank of New Canaan and The Bank of Fairfield. The cost increase primarily reflects an increase in the number of meetings conducted during 2013. Upon the merger of The Bank of New Canaan and The Bank of Fairfield in September 2013, the boards of directors were also merged.

Foreclosed real estate.   Expenses related to properties acquired through foreclosure or repossession are included in foreclosed real estate costs. For the six months ended June 30, 2013 and 2012, foreclosed real estate expenses were $4 thousand and $38 thousand, respectively.
Other.   These expenses include costs for insurance, communications, supplies, education and training, business development activities and other operations. For the six months ended June 30, 2013 and 2012, other noninterest expenses totaled $660 thousand and $618 thousand, respectively, reflecting our strategic and organic growth.
Year ended December 31, 2012 compared to 2011.   Noninterest expense was $17.9 million for the year ended December 31, 2012, an increase of $3.3 million, or 22%, over the comparative 2011 period. Excluding a 2012 non-recurring wire fraud loss of $478 thousand, recorded in other expenses, noninterest expenses increased $2.8 million, or 19%, largely reflecting a number of our strategic initiative efforts.
Salaries and employee benefits.   Salaries and employee benefits totaled $9.4 million for the year ended December 31, 2012, an increase of $920 thousand, or 11%, over the 2011 comparative period. This increase largely reflects costs related to higher staffing levels to support strategic growth. We hired our new CEO in the second quarter 2012, first in an interim role, and she then transitioned to full-time CEO in September 2012. The year over year increase in costs was also due to the dissolution of the former CEO’s employment agreement.
Professional services.   Professional services increased by $831 thousand, or 116%, in 2012, reflecting higher consulting and legal expenses to support strategic initiatives, including evaluating core systems, maximizing core competencies, assessing loan and fee income diversification initiatives and exploring alternative investment strategies.
Occupancy and equipment.   Occupancy and equipment costs increased by $558 thousand in 2012 reflecting increased rental expenses, occupancy and equipment maintenance costs. These increased costs primarily related to a new loan production office that opened in July 2012, expansion of the corporate premises as well as investments related to technology and other equipment.
Data processing.   Costs associated with investment in our technology platform were reflected in data processing fees, which increased by $337 thousand, or 39%, in 2012, primarily higher website and application fee expenses.
FDIC insurance.   FDIC insurance expense for the year ended December 31, 2012, declined by $107 thousand, or 23%, from the year ended December 31, 2011, reflecting lower assessment rates and a statutory change in the calculation method that was effective for the second quarter of 2011.
Other.   The largest component of the $640 thousand increase in other expenses in 2012 was a $478 thousand charge related to a wire fraud loss. Excluding this fraud loss, which management believes to be non-recurring in nature, other expenses increased by $162 thousand reflecting increases in board of director fees, courier and dues and subscription expenses.
Income Taxes
Income tax expense for the six months ended June 30, 2013 and 2012 was $1.5 million and $434 thousand, respectively, and for the years ended December 31, 2012 and 2011 totaled $657 thousand and $997 thousand, respectively. The effective tax rates for the six months ended June 30, 2013 and 2012 were 37.5% and 38.3%, respectively. For the years ended December 31, 2012 and 2011, the effective tax rates were 35.1% and 31.1%, respectively. The increase in the effective tax rate for the year ended December 31, 2012 , reflects increased state tax expense and increased equity-based compensation expense, partially offset by increases in municipal interest income and the change in the valuation allowance.
Our net deferred tax asset at June 30, 2013, was $3.4 million, compared to $2.8 million and $2.5 million, respectively, at December 31, 2012 and December 31, 2011. The increase in the deferred tax asset at June 30, 2013 is primarily related to the decrease in the deferred tax liability related to the net unrealized gain on available for sale securities, which decreased by $605 thousand from $963 thousand at December 31, 2012 to $358 thousand at June 30, 2013. At June 30, 2013 and December 31, 2012, a valuation allowance against the deferred tax benefits of the state operating loss carry forwards and other state deferred tax assets totaled $293 thousand and $182 thousand, respectively, reflecting that it is more likely than not that some of these deferred tax assets will not be realized. At December 31, 2012, there were net operating loss carry forwards of approximately $4.0 million. See Note 10 to the Consolidated Financial Statements for further information regarding income taxes.

Financial Condition as of June 30, 2013 and December 31, 2012
Summary
Total assets at June 30, 2013 were $654.3 million, an increase of $42.5 million, or 7%, from the December 31, 2012 balance of $611.8 million, reflecting growth in our loan portfolio and partially offset by a decrease in our investment securities portfolio. Net loans were $565.5 million at June 30, 2013, up by $44.7 million from December 31, 2012, led by growth in the commercial real estate and residential real estate loan portfolios of $19.8 million and $15.5 million, respectively. Total investment securities declined by $11.7 million, or 25%, compared to December 31, 2012, due to sales and calls of available for sale securities.
Total liabilities at June 30, 2013 were $593.7 million, an increase of $33.4 million from the December 31, 2012 balance of $560.3 million, reflecting deposit growth of $57.2 million and a decrease in FHLBB borrowings of $22.0 million. Shareholders’ equity totaled $60.6 million at June 30, 2013, an increase of $9.0 million, or 18%, from December 31, 2012, largely reflecting proceeds from a capital raise, which were approximately $7.3 million. Our wholly owned subsidiaries, The Bank of New Canaan and The Bank of Fairfield, exceeded the regulatory minimum capital levels to be considered well-capitalized with total risk-based capital of 10.56% and 11.56%, respectively, at June 30, 2013. The Bank of New Canaan and the Bank of Fairfield also had Tier 1 risk-based capital of 9.31% and 10.31%, respectively, and Tier 1 capital to average assets ratio of 7.65% and 8.41%, respectively, at June 30, 2013.
Loan Portfolio
The Bank originates commercial and residential real estate loans, including construction loans, commercial business loans, home equity and other consumer loans. Lending activities are primarily conducted within our market of Fairfield County and surrounding region of Connecticut. Our loan portfolio is the largest category of our earning assets.
Total loans before deferred loan fees were $575.2 million at June 30, 2013, up by $45.2 million, or 9%, from December 31, 2012, and up by $205.9 million, or 56%, from December 31, 2011. Since December 31, 2007 , total loans have increased $430.3 million from $144.9 million, reflecting expansion of our branch network. Commercial real estate loans have experienced the most significant growth, complemented by increases in the residential real estate and commercial business loan portfolios.
The following table presents a comparison of the composition of our loan portfolio for the dates indicated:

	At June 30, 2013	At December 31,		2013 / 2012 Change	2012 / 2011 Change
(In thousands)		2012	2011
Real estate loans:
Residential	$159,746	$144,288	$104,754	$15,458	$39,534
Commercial	301,642	281,890	173,951	19,752	107,939
Construction	35,027	33,148	40,422	1,879	(7,274)
Home equity loans	10,642	11,030	14,815	(388)	(3,785)
	507,057	470,356	333,942	36,701	136,414
Commercial business loans	68,104	59,637	35,041	8,467	24,596
Consumer loans	61	57	311	4	(254)
Total loans	$575,222	$530,050	$369,294	$45,172	$160,756
Commercial real estate.   Commercial real estate loans were $301.6 million, or 52% of the total portfolio, at June 30, 2013, a net increase of $19.8 million, or 7%, from December 31, 2012. Partially offsetting strong origination activity was the sale of $22.5 million of commercial real estate loans during the second quarter of 2013. The sale was commenced to reduce our ratio of commercial real estate loans to total risk-based capital and to take advantage of favorable market conditions. During 2012, commercial real estate loans grew by $107.9 million, or 62%, from December 31, 2011. Commercial real estate loan growth during these periods largely reflects experienced lenders in the marketplace and the ability to source quality opportunities, the expansion of the number of bankers with the opening of our Bridgeport, Connecticut loan production office in July 2012 as well as enhanced lending to existing customers and continued economic improvement. Commercial real estate loans are secured by a variety of property types, including office buildings, retail facilities, commercial mixed use and multi-family dwellings.
Residential real estate.   Residential real estate loans increased by $15.5 million, or 11% year-over-year, in the six month period ended June 30, 2013, and by $39.5 million, or 38% year-over-year, in fiscal year 2012, and totaled $159.7 million, or 28% of total loans, at June 30, 2013. We originate residential real estate mortgages for our loan portfolio and for sale in the secondary market. Loans may be sold with servicing retained or released. The mix and volume of residential mortgage loan originations vary in response to changes in market interest rates and customer preferences. During the six month period ended June 30, 2013 and fiscal year 2012, the majority of our mortgage originations were comprised of adjustable-rate loans for our loan portfolio. The improving economy, sustained low interest rate environment and increased marketing efforts are all key factors in our ongoing strategy to grow our portfolio of residential real estate loans.
Interest only adjustable-rate mortgage loans comprise 40% of residential real estate loans and 11% of total loans. These loans are underwritten to the same standards as amortizing residential mortgage loans and generally have the same risk profile. We do not believe that these loans present any special risk due, in part, to borrower demographic (geographic location and per capita income), the high percentage of current appraisal values and the performance of stress testing prior to converting to an amortizing loan.
Commercial business.   Commercial business loans were $68.1 million, or 12% of the total loan portfolio at June 30, 2013, compared to $59.6 million, or 11% of the total portfolio, at December 31, 2012 and $35.0 million, or 9% of the total loan portfolio, at December 31, 2011. Over the past 18 months the commercial business loan portfolio has almost doubled, largely reflecting our commitment to this segment, including small business lending. Commercial business loans primarily provide working capital, equipment financing, financing for leasehold improvements and financing for expansion and are generally secured by assignments of corporate assets, real estate and personal guarantees of the business owners.
Construction.   Construction loans were $35.0 million at June 30, 2013, up by $1.9 million from December 31, 2012, with $29.2 million attributable to commercial construction and $5.8 million attributable to residential construction. Construction loans totaled $33.1 million at December 31, 2012, of which $23.4 million were commercial construction and $9.6 million were residential construction. At December 31, 2011, construction loans totaled $36.6 million, with $20.9 million in commercial construction and $15.7 million in residential construction. Commercial construction loans consist of commercial development projects, such as condominiums, apartment building and single-family subdivisions as well as office buildings, retail and other income producing properties and land loans, while residential construction loans are to individuals to finance the construction of residential dwellings for personal use.
Home equity.   Home equity loans decreased by $388 thousand, or 4%, for the six months ended June 30, 2013 and totaled $11.0 million at June 30, 2013. Total home equity loans consist of home equity lines of credit, which are secured by owner-occupied one- to four-family residential properties.
Consumer.   Consumer loans totaled $61 thousand at June 30, 2013 compared to $57 thousand at December 31, 2012, reflecting loans secured by passbook or certificate accounts, or automobiles, as well as unsecured personal loans and overdraft lines of credit.
Management evaluates the appropriateness of our underwriting standards in response to changes in national and regional economic conditions, including such matters as market interest rates, energy prices, trends in real estate values, and employment levels. Based on management’s assessment of these matters, underwriting standards and credit monitoring activities are enhanced from time to time in response to changes in these conditions.

The following table presents an analysis of the maturity of our commercial real estate, construction and commercial business loan portfolios as of June 30, 2013 and December 31, 2012.

	June 30, 2013
(In thousands)	Commercial real estate	Construction	Commercial business	Total
Amount due:
One year or less	$7,611	$2,824	$11,688	$22,123
After one year:
One to five years	89,400	32,203	31,187	152,790
Over five years	204,631	—	25,229	229,860
Total due after one year	294,031	32,203	56,416	382,650
Total	$301,642	$35,027	$68,104	$404,773

	December 31, 2012
(In thousands)	Commercial real estate	Construction	Commercial business	Total
Amounts due:
One year or less	$3,208	$1,928	$12,445	$17,581
After one year:
One to five years	91,374	31,220	22,348	144,942
Over five years	187,308	—	24,844	212,152
Total due after one year	278,682	31,220	47,192	357,094
Total	$281,890	$33,148	$59,637	$374,675
The following table presents an analysis of the interest rate sensitivity of our commercial real estate, construction and commercial business loan portfolios due after one year of June 30, 2013 and December 31, 2012.

	June 30, 2013			December 31, 2012
	Interest Rate			Interest Rate
(In thousands)	Adjustable	Fixed	Total	Adjustable	Fixed	Total
Commercial real estate	$77,779	$216,252	$294,031	$77,356	$201,326	$278,682
Construction	21,178	11,025	32,203	18,909	12,311	31,220
Commercial business	32,774	23,642	56,416	23,519	23,673	47,192
Total loans due after one year	$131,731	$250,919	$382,650	$119,784	$237,310	$357,094
Asset Quality
We actively manage asset quality through our underwriting practices and collection operations. Our board of directors monitors credit risk management through two committees, the Loan Committee and the audit committee. The Loan Committee has primary oversight responsibility for the credit granting function including approval authority for credit granting policies, review of management’s credit granting activities and approval of large exposure credit requests. The audit committee oversees management’s systems and procedures to monitor the credit quality of the loan portfolio, conduct a loan review program, maintain the integrity of the loan rating system and determine the adequacy of the allowance for loan losses. These committees report the results of their respective oversight functions to our board of directors. In addition, our board of directors receives information concerning asset quality measurements and trends on a monthly basis. While we continue to adhere to prudent underwriting standards, the loan portfolio is not immune to potential negative consequences arising as a result of general economic weakness and, in particular, a prolonged downturn in the housing market on a national scale. Decreases in real estate values could adversely affect the value of property used as collateral for loans. In addition, adverse changes in the economy could have a negative effect on the ability of borrowers to make scheduled loan payments, which would likely have an adverse impact on earnings.

We have established credit policies applicable to each type of lending activity in which we engage. We evaluate the creditworthiness of each customer and, in most cases, extend credit of up to 80% for retail loans and 75% for commercial loans of the market value of the collateral at the date of the credit extension, depending on the borrowers' creditworthiness and the type of collateral. The market value of collateral is monitored on an ongoing basis and additional collateral is obtained when warranted. Real estate is the primary form of collateral. Other important forms of collateral are time deposits and marketable securities. While collateral provides assurance as a secondary source of repayment, we ordinarily require the primary source of repayment to be based on the borrower’s ability to generate continuing cash flows. Private mortgage insurance is required for that portion of the residential loan in excess of 80% of the appraised value of the property.
Credit risk management involves a partnership between our relationship managers and our credit approval, credit administration and collections personnel. Disciplined underwriting, portfolio monitoring and early problem recognition are important aspects of maintaining our high credit quality standards and low levels of nonperforming assets since our inception in 2002.
Nonperforming Assets.   Nonperforming assets include nonaccrual loans and property acquired through foreclosures or repossession. The following table presents nonperforming assets and additional asset quality data for the dates indicated:

	At June 30, 2013	At December 31,
(In thousands)		2012	2011	2010	2009	2008
Nonaccrual loans:
Real estate loans:
Residential	$1,037	$2,137	$2,166	$974	$974	$—
Commercial	—	1,817	307	—	—	—
Construction	—	—	1,175	1,300	1,489	817
Home equity loans	—	—	90	—	—	410
Commercial business loans	561	—	—	—	—	—
Consumer loans	—	—	—	—	—	—
Total non accrual loans	$1,598	$3,954	$3,738	$2,274	$2,463	$1,227
Property acquired through foreclosure or repossession, net	26	962	—	—	—	—
Total nonperforming assets	$1,624	$4,916	$3,738	$2,274	$2,463	$1,227
Nonperforming assets to total assets	0.25%	0.80%	0.78%	0.57%	0.75%	0.50%
Nonaccrual loans to total loans	0.28%	0.75%	1.01%	0.79%	0.96%	0.62%
Total past due loans to total loans	0.36%	0.75%	1.01%	0.79%	2.68%	0.62%
Accruing loans 90 days or more past due	$—	$—	$—	$—	$—	$—
Nonperforming assets totaled $1.6 million, or 0.25% of total assets at June 30, 2013, compared to $4.9 million, or 0.80% of total assets, at December 31, 2012. Nonperforming assets at December 31, 2011, consisted entirely of nonaccrual loans and represented 0.78%, of total assets.
Nonaccrual loans, which comprise the majority of our nonperforming assets, totaled $1.6 million at June 30, 2013, down by $2.4 million, or 60%, from December 31, 2012. This net decrease primarily reflects two loan payoffs offset by the addition of two commercial business loans to nonaccrual status. Foreclosed real estate was $26 thousand at June 30, 2013, compared to $962 thousand at December 31, 2012, which reflected two construction properties, a single-family residential home and a residential condominium project. Both properties have been sold, however, at June 30, 2013 there was a remaining $26 thousand balance related to the residential condominium project.
Nonaccrual Loans.   Loans greater than 90 days past due are put on nonaccrual status. Loans are also placed on nonaccrual status when, in the opinion of management, full collection of principal and interest is doubtful. Interest previously accrued, but uncollected, is reversed against current period income. Subsequent interest payments received on nonaccrual loans are recognized as interest income, or recorded as a reduction of principal if full collection of the loan is doubtful or if impairment of the collateral is identified. A nonaccrual loan is restored to accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt. Total nonaccrual loans were $4.0 million at December 31, 2012 , consisting of two residential and one commercial real estate mortgage loans.
The net change in nonaccrual residential real estate loans from December 31, 2012 to June 30, 2013, was a net decrease of $1.1 million, reflecting the full payoff of a mortgage loan in March 2013 upon the settlement of an estate. At June 30, 2013, the balance of $1.0 million reflects one residential property, which is part of an estate currently going through the probate process. At June 30, 2013, there was a general loss allocation of $19 thousand for this nonaccrual residential real estate loan.
At June 30, 2013, there were no commercial real estate loans on nonaccrual status compared to one loan totaling $1.8 million, at December 31, 2012. This decrease was due to the payoff of the $1.8 million loan in June 2013, which included a modest charge-off of $167 thousand.
Nonaccrual commercial business loans totaled $560 thousand at June 30, 2013 and consisted of two loans, a $410 thousand loan secured by real estate and a $150 thousand loan secured by business assets. The loss allocation on these loans was $28 thousand at June 30, 2013. There were no commercial business loans on nonaccrual status at December 31, 2012.
At June 30, 2013, there were no commitments to lend additional funds to any borrower on nonaccrual status.
Interest income that would have been recognized if loans on nonaccrual status had been current in accordance with their original terms for the six months ended June 30, 2013 and 2012 was $83 thousand and $104 thousand, respectively, and for the years ended December 31, 2012 and 2011 was $276 thousand and $133 thousand, respectively. The amount of actual interest income recognized on these loans was $31 thousand and $44 thousand for the six months ended June 30, 2013 and 2012, respectively, and $113 thousand and $76 thousand for the years ended December 31, 2012 and 2011, respectively.
Past Due Loans.   When a loan is 15 days past due, we send the borrower a late notice. We also contact the borrower by phone if the delinquency is not corrected promptly after the notice has been sent. When the loan is 30 days past due, we mail the borrower a letter reminding the borrower of the delinquency, and attempt to contact the borrower personally to determine the reason for the delinquency and ensure the borrower understands the terms of the loan. If necessary, subsequent delinquency notices are issued and the account will be monitored on a regular basis thereafter. By the 90th day of delinquency, we will send the borrower a final demand for payment and may recommend foreclosure. A summary report of all loans 30 days or more past due is provided to our board of directors each month. Loans greater than 90 days past due are put on nonaccrual status.

The following table presents past due loans as of June 30, 2013 and December 31, 2012 and 2011:

(In thousands)	31 – 60 Days Past Due	61 – 90 Days Past Due	Greater Than 90 Days (Nonaccrual)	Total Past Due
As of June 30, 2013
Residential real estate	$—	$241	$1,037	$1,278
Commercial business	250	—	560	810
Total	$250	$241	$1,597	$2,088
As of December 31, 2012
Residential real estate	$—	$—	$2,137	$2,137
Commercial real estate	—	—	1,817	1,817
Commercial business	40	—	—	40
Total	$40	$—	$3,954	$3,994
As of December 31, 2011
Residential real estate	$—	$—	$2,166	$2,166
Commercial real estate	—	—	307	307
Construction	—	—	1,175	1,175
Home equity	—	—	90	90
Total	$—	$—	$3,738	$3,738
At June 30, 2013, total past due loans consisted of five loans and totaled $2.1 million. Of this total, three loans, or $1.6 million, were on nonaccrual status. As of December 31, 2012, total past due loans were $4.0 million, of which 99% consisted of nonaccrual loans and $40 thousand, or 1%, consisted of an accruing commercial business loan 31-60 days past due. As of December 31, 2011, total past due loans entirely consisted of nonaccrual loans greater than 90 days past due.
Troubled Debt Restructurings.   Loans are considered restructured in a troubled debt restructuring when we have granted concessions to a borrower due to the borrower’s financial condition that it otherwise would not have considered. These concessions may include modifications of the terms of the debt such as reduction of the stated interest rate other than normal market rate adjustments, extension of maturity dates, or reduction of principal balance or accrued interest. The decision to restructure a loan, rather than aggressively enforcing the collection of the loan, may benefit us by increasing the ultimate probability of collection.
Restructured loans are classified as accruing or non-accruing based on management’s assessment of the collectability of the loan. Loans which are already on nonaccrual status at the time of the restructuring generally remain on nonaccrual status for approximately six months before management considers such loans for return to accruing status. Accruing restructured loans are placed into nonaccrual status if and when the borrower fails to comply with the restructured terms and management deems it unlikely that the borrower will return to a status of compliance in the near term. Through June 30, 2013, all troubled debt restructured loans were accruing at the time of the restructure.
Troubled debt restructurings are reported as such for at least one year from the date of the restructuring. In years after the restructuring, troubled debt restructured loans are removed from this classification if the restructuring did not involve a below market rate concession and the loan is not deemed to be impaired based on the terms specified in the restructuring agreement. As of June 30, 2013, there were no significant commitments to lend additional funds to borrowers whose loans had been restructured.

The following table presents information on troubled debt restructured loans.

	At June 30, 2013	At December 31,
(In thousands)		2012	2011	2010	2009	2008
Accruing troubled debt restructured loans:
Residential real estate	$864	$864	$—	$—	$—	$—
Commercial real estate	190	194	203	2,218	5,403	—
Construction	—	—	—	1,415	—	—
Home equity	246	—	—	—	—	—
Commercial business	684	794	57	—	—	—
Accruing troubled debt restructured loans	1,984	1,852	260	3,633	5,403	—
Nonaccrual troubled debt restructured loans:
Commercial real estate	—	—	—	—	2,463	—
Construction	—	—	—	—	—	—
Commercial business	—	—	—	—	—	—
Nonaccrual troubled debt restructured loans	—	—	—	—	2,463	—
Total troubled debt restructured loans	$1,984	$1,852	$260	$3,633	$7,866	$—
As of June 30, 2013 and December 31, 2012, loans classified as troubled debt restructurings totaled $2.0 million and $1.9 million, respectively. During the six months ended June 30, 2013, there was a modest increase in troubled debt restructurings of $132 thousand reflecting the addition of a home equity loan for $246 thousand, partially offset by a paydown and a declassification from troubled debt restructured status of two commercial business loans. The $2.0 million balance at June 30, 2013 consists of four loans. The largest troubled debt restructured loan was a residential real estate loan, which included a modification of certain payment terms and a below market interest rate reduction on the portion of the loan which exceeded 80% of the loan to value ratio. The second largest troubled debt restructured loans was a commercial business loan secured by business assets and included the modification of certain payment terms to extend the loan amortization period.
Potential Problem Loans.   We classify certain loans as “special mention” “substandard,” “doubtful,” based on criteria consistent with guidelines provided by our banking regulators. Potential problem loans represent loans that are currently performing, but for which known information about possible credit problems of the related borrowers causes management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as nonperforming at some time in the future. These loans are not included in the amounts of nonaccrual or restructured loans presented above. Management cannot predict the extent to which economic conditions or other factors may impact borrowers and the potential problem loans. Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on nonaccrual, become restructured, or require increased allowance coverage and provision for loan losses. We have identified approximately $2.0 million in potential problem loans at June 30, 2013. Potential problem loans are assessed for loss exposure using the methods described in Note 5 to the Consolidated Financial Statements under the caption “Credit Quality Indicators.”
The levels of non-performing assets and potential problem loans are expected to fluctuate in response to changing economic and market conditions, and the relative sizes of the respective loan portfolios, along with management’s degree of success in resolving problem assets. Management takes a proactive approach with respect to the identification and resolution of problem loans. However, given the current state of the U.S. economy and, more specifically, the real estate market, the level of non-performing assets may increase in future periods.

Allowance for Loan Losses
Establishing an appropriate level of allowance for loan losses necessarily involves a high degree of judgment. We use a methodology to systematically measure the amount of estimated loan loss exposure inherent in our loan portfolio for purposes of establishing a sufficient allowance for loan losses. Management evaluates the adequacy of the allowance at least quarterly, and in determining our allowance for loan losses, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of our allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates and subsequent recoveries, changes in the nature of the loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates. See additional discussion regarding our allowance for loan losses under the caption “Critical Accounting Policies and Estimates.”
Our allowance for loan losses is management’s best estimate of the probable loan losses inherent in our loan portfolio as of the balance sheet date. The allowance is increased by provisions charged to earnings and by recoveries of amounts previously charged off, and is reduced by charge-offs on loans.
Our general practice is to identify problem credits early and recognize full or partial charge-offs as promptly as practicable when it is determined that it is probable that the loan will not be repaid according to its original contractual terms, including principal and interest. Full or partial charge-offs on collateral dependent impaired loans are recognized when the collateral is deemed to be insufficient to support the carrying value of the loan. We do not recognize a recovery when an updated appraisal indicates a subsequent increase in value of the collateral.
Our charge-off policies, which comply with standards established by our banking regulators, are consistently applied from period to period. Charge-offs are recorded on a monthly basis, as incurred. Partially charged-off loans continue to be evaluated on a monthly basis and additional charge-offs or loan loss provisions may be recorded on the remaining loan balance based on the same criteria.
The estimation of loan loss exposure inherent in our loan portfolio includes, among other procedures, (1) identification of loss allocations for individual loans deemed to be impaired in accordance with GAAP, and (2) loss allocation factors for non-impaired loans based on historical loss experience, credit grade, delinquency factors, value of underlying collateral, concentrations of credit, and economic conditions. We periodically reassess and revise the loss allocation factors used in the assignment of loss exposure to appropriately reflect our analysis of migrational loss experience. We analyze historical loss experience in the various portfolios over periods deemed to be relevant to the inherent risk of loss in the respective portfolios as of the balance sheet date. Revisions to loss allocation factors are not retroactively applied.
The methodology to measure the amount of estimated loan loss exposure includes an analysis of individual loans deemed to be impaired. Impaired loans are loans for which it is probable that we will not be able to collect all amounts due according to the contractual terms of the loan agreements and all loans restructured in a troubled debt restructuring. Impaired loans do not include large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, which consist of most residential mortgage loans and consumer loans. Impairment is measured on a discounted cash flow method based upon the loan’s contractual effective interest rate, or at the loan’s observable market price, or if the loan is collateral dependent, at the fair value of the collateral less costs to sell. For collateral dependent loans, management may adjust appraised values to reflect estimated market value declines or apply other discounts to appraised values for unobservable factors resulting from its knowledge of circumstances associated with the property.

The following table presents the activity in our allowance for loan losses and related ratios:

	For the Six Months Ended June 30,		For the Years Ended December 31,
(Dollars in thousands)	2013	2012	2012	2011	2010	2009	2008
Balance at beginning of period	$7,941	$6,425	$6,425	$5,440	$4,380	$3,050	$1,450
Charge-offs:
Residential real estate	—	(261)	(262)	—	—	—	—
Commercial real estate	(166)	—	—	—	—	—	—
Construction	—	(59)	(60)	(84)	(254)	—	—
Home equity	—	—	—	—	—	(410)	—
Consumer	(3)	(5)	(5)	—	(6)	(7)	(20)
Total charge-offs	(169)	(325)	(327)	(84)	(260)	(417)	(20)
Recoveries:
Commercial business	—	—	—	—	—	—	1
Consumer	10	10	21	20	9	6	1
Total recoveries	10	10	21	20	9	6	2
Net charge-offs	(159)	(315)	(306)	(64)	(251)	(411)	(18)
Provision charged to earnings	442	1,190	1,822	1,049	1,311	1,741	1,618
Balance at end of period	$8,224	$7,300	$7,941	$6,425	$5,440	$4,380	$3,050
Net charge-offs to average loans	0.03%	0.08%	0.07%	0.02%	0.09%	0.18%	0.01%
At June 30, 2013, our allowance for loan losses was $8.2 million, or 1.43% of total loans, compared to $7.9 million, or 1.50% of total loans, at December 31, 2012. The $283 thousand net increase in the allowance for loan losses is comprised of an increase in the general reserve of $424 thousand, partially offset by a decrease of $141 thousand in the specific reserve for impaired loans. The decrease in the specific reserve was primarily due to the payoff of a $1.8 million commercial real estate loan in June 2013, which had an associated allowance of $249 thousand. For the six months ended June 30, 2013 and 2012, and years ended December 31, 2012 and 2011, the provision for loan losses charged to earnings totaled $442 thousand, $1.2 million, $1.8 million and $1.0 million, respectively. Net charge-offs for the six months ended June 30, 2013 were $159 thousand, or 0.03% of average loans, reflecting a charge-off associated with an impaired commercial real estate loan that was paid off. For the six months ended June 30, 2012, net charge-offs were $315 thousand, or 0.08% of average loans, primarily reflecting a $261 thousand charge-off in conjunction with the restructuring of a residential real estate loan as a troubled debt restructured loan.
The carrying amount of total impaired loans at June 30, 2013 was $3.6 million and consisted of three loans on nonaccrual status and four performing troubled debt restructured loans. This compares to a carrying amount of $4.1 million for total impaired loans at December 31, 2012. The amount of allowance for loan losses related to impaired loans was $117 thousand and $258 thousand, respectively, at June 30, 2013 and December 31, 2012.

The following tables present the allocation of the allowance for loan losses and the percentage of these loans to total loans. The allocation below is neither indicative of the specific amounts or the loan categories in which future charge-offs may occur, nor is it an indicator of any future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb any losses in any category.

	At June 30, 2013		At December 31,
			2012		2011
(Dollars in thousands)	Amount	Percent of Loan Portfolio	Amount	Percent of Loan Portfolio	Amount	Percent of Loan Portfolio
Residential real estate	$1,326	27.77%	$1,230	27.22%	$1,290	28.37%
Commercial real estate	3,672	52.44	3,842	53.18	2,519	47.10
Construction	1,013	6.09	929	6.26	1,007	10.95
Home equity	213	1.85	220	2.08	274	4.01
Commercial business	1,766	11.84	1,718	11.25	1,317	9.49
Consumer	91	0.01	2	0.01	11	0.08
Unallocated	143	—	—	—	7	—
Total allowance for loan losses	$8,224	100.00%	$7,941	100.00%	$6,425	100.00%

	At December 31,
	2010		2009		2008
(Dollars in thousands)	Amount	Percent of Loan Portfolio	Amount	Percent of Loan Portfolio	Amount	Percent of Loan Portfolio
Residential real estate	$1,053	36.08%	$627	45.63%	$436	42.87%
Commercial real estate	1,806	38.58	906	27.92	511	22.06
Construction	951	13.20	974	16.21	727	23.85
Home equity	313	5.77	268	6.64	505	7.17
Commercial business	744	6.14	248	3.51	229	4.01
Consumer	20	0.23	4	0.09	2	0.04
Unallocated	553	—	1,353	—	640	—
Total allowance for loan losses	$5,440	100.00%	$4,380	100.00%	$3,050	100.00%

The allocation of the allowance for loan losses at June 30, 2013 reflects management’s assessment of credit risk and probable loss within each portfolio. Management believes that the level of the allowance for loan losses at June 30, 2013 is appropriate to cover probable losses.
Investment Securities
Our investment securities portfolio is managed to provide a readily available source of liquidity for balance sheet management, to generate interest income and to implement interest rate risk management strategies. Investment securities are designated as either available-for-sale, held to maturity or trading at the time of purchase. We do not currently maintain a portfolio of trading securities. Investment securities available-for-sale may be sold in response to changes in market conditions, prepayment risk, rate fluctuations, liquidity, or capital requirements. Investment securities available-for-sale are reported at fair value, with any unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity, net of tax, until realized. Investment securities held to maturity are reported at amortized cost.
The amortized cost and fair value of investment securities as of the dates indicated are presented in the following table:

	At June 30, 2013		At December 31,
			2012		2011		2010
(In thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:
U.S Government and agency obligations	$5,997	$5,751	$5,997	$6,005	$41,598	$41,749	$19,495	$19,221
State agency and municipal obligations	11,939	12,588	17,036	18,531	17,829	19,198	10,225	10,212
Corporate bonds	9,192	9,607	13,681	14,556	25,365	24,981	18,073	18,544
Mortgage-backed securities	1,394	1,495	1,872	1,966	2,955	3,143	3,903	4,021
Total securities available for sale	$28,522	$29,441	$38,586	$41,058	$87,747	$89,071	$51,696	$51,998
Securities held to maturity:
State agency and municipal obligations	$3,870	$3,870	$3,903	$3,903	$3,962	$3,962	$3,961	$3,961
Corporate bonds	1,000	975	1,000	904	1,000	843	1,000	880
Mortgage-backed securities	381	421	451	485	939	999	1,193	1,229
Total securities held to maturity	$5,251	$5,266	$5,354	$5,292	$5,901	$5,804	$6,154	$6,070
At June 30, 2013, the carrying value of our investment securities portfolio totaled $34.7 million, or 5% of total assets, compared to $46.4 million, or 8% of total assets, at December 31, 2012. This decrease of $11.7 million, or 25%, primarily reflects sales and calls of available-for-sale state agency and municipal obligations and corporate bonds. Sales of available-for-sale securities reflect our strategy to reduce the duration of the portfolio. Realized gains of $648 thousand, recorded in noninterest income, resulted from security sales totaling $9.4 million during the six months ended June 30, 2013.
The net unrealized gain position on our investment portfolio at June 30, 2013 and December 31, 2012 was $934 thousand and $2.4 million, respectively and included gross unrealized losses of $283 thousand and $118 thousand, respectively, as of June 30, 2013 and December 31, 2012. The gross unrealized losses at June 30, 2013 were concentrated in U.S. Government and agency obligations reflecting interest rate fluctuation. At December 31, 2012, gross unrealized losses were concentrated in corporate bonds and reflect the low interest rate environment as spreads have tightened subsequent to purchasing these securities. At June 30, 2013, management has determined that there has been no deterioration in credit quality subsequent to purchase and believes that all unrealized losses are temporary. All of the our investment securities are investment grade.

The following tables summarize the amortized cost and weighted average yield of debt securities in our investment securities portfolio as of June 30, 2013 and December 31, 2012, based on remaining period to contractual maturity. Information for mortgage-backed securities is based on the final contractual maturity dates without considering repayments and prepayments.

At June 30, 2013	Due Within 1 Year		Due 1 – 5 Years		Due 5 – 10 Years		Due After 10 Years
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for Sale:
U.S. Government and agency obligations	$—	—%	$—	—%	$5,997	1.47%	$—	—%
State agency and municipal obligations	—	—	—	—	2,945	4.14	8,994	4.17
Corporate bonds	1,094	5.63	8,098	4.14	—	—	—	—
Mortgage-backed securities	—	—	—	—	—	—	1,394	5.18
Total available for sale securities	$1,094	5.63%	$8,098	4.14%	$8,942	2.35%	$10,388	4.30%
Held to Maturity:
State agency and municipal obligations	$—	—%	$—	—%	$—	—%	$3,870	4.25%
Corporate bonds	—	—	—	—	1,000	2.00	—	—
Mortgage-backed securities	—	—	—	—	—	—	381	5.50
Total held to maturity securities	$—	—%	$—	—%	$1,000	2.00%	$4,251	4.36%

At December 31, 2012	Due Within 1 Year		Due 1 – 5 Years		Due 5 – 10 Years		Due After 10 Years
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for Sale:
U.S. Government and agency obligations	$—	—%	$—	—%	$5,997	1.47%	$—	—%
State agency and municipal obligations	—	—	—	—	3,631	3.92	13,405	4.25
Corporate bonds	499	4.80	11,113	3.72	2,069	4.97	—	—
Mortgage-backed securities	—	—	—	—	—	—	1,872	5.12
Total available for sale securities	$499	4.80%	$11,113	3.72%	$11,697	2.85%	$15,277	4.36%
Held to Maturity:
State agency and municipal obligations	$—	—%	$—	—%	$—	—%	$3,903	4.25%
Corporate bonds	—	—	—	—	1,000	2.00	—	—
Mortgage-backed securities	—	—	—	—	—	—	451	5.50
Total held to maturity securities	$—	—%	$—	—%	$1,000	2.00%	$4,354	4.38%
Sources of Funds
Sources of funds include deposits, brokered certificates of deposit, FHLBB borrowings and proceeds from the sales, maturities and payments of loans and investment securities. Total deposits represent 79% of total assets at June 30, 2013. While scheduled loan and securities repayments are a relatively stable source of funds, loan and investment security prepayments and deposit inflows are influenced by prevailing interest rates and local economic conditions and are inherently uncertain. In addition, we have received an aggregate of $32.7 million in net proceeds from private placements of shares of our common stock since 2007 and $11.0 million in net proceeds from the sale of our Series C Preferred Stock to the Treasury.
Deposits.   We offer a wide variety of deposit products and rates to consumer and business customers consistent with FDIC regulations. Our pricing committee meets regularly to determine pricing and marketing initiatives. In addition to being an important source of funding for us, deposits also provide an ongoing stream of fee revenue.
We participate in the Certificate of Deposit Account Registry Service, or CDARS, program. We use CDARS to place customer funds into certificate of deposit accounts issued by other participating banks. These transactions occur in amounts that are less than FDIC insurance limits to ensure that deposit customers are eligible for FDIC insurance on the full amount of their deposits. Reciprocal amounts of deposits are received from other participating banks that do the same with their customer deposits, and, to a lesser extent, we also execute one-way buy transactions. CDARS deposits are considered to be brokered deposits for bank regulatory purposes. We consider the reciprocal deposit balances to be in-market deposits as distinguished from traditional out-of-market brokered deposits.
Time deposits may also be generated through the use of a listing service. We subscribe to a listing service, accessible to financial institutions, in which we may advertise our time deposit rates in exchange for a set subscription fee. Interested financial institutions then contact us directly to acquire a time certificate of deposit. There is no third party brokerage service involved in this transaction.

The following table sets forth the composition of our deposits for the dates indicated.

	June 30, 2013		December 31,
			2012		2011
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest-bearing demand	$95,244	18.34%	$78,120	16.91%	$74,735	20.36%
NOW	36,641	7.06	33,722	7.30	29,036	7.91
Money Market	110,571	21.29	94,090	20.36	81,202	22.12
Savings	116,654	22.47	136,121	29.46	61,864	16.85
Time certificates of deposit	117,260	22.58	75,466	16.33	83,346	22.70
CDARS	42,884	8.26	44,582	9.64	36,932	10.06
Total deposits	$519,254	100.00%	$462,101	100.00%	$367,115	100.00%
Total deposits were $519.3 million at June 30, 2013, up by $57.2 million, or 12%, from balance at December 31, 2012, reflecting growth in time deposits, noninterest bearing demand deposits and money market accounts, partially offset by a decline in savings accounts.
Time deposits, excluding CDARS, increased by $41.8 million, or 55%, from year-end 2012, reflecting a new certificate of deposit product with a nine to twelve-month maturity and deposits generated through the listing service. Time deposits were $117.3 million at June 30, 2013 compared to the December 31, 2012 balance of $75.5 million and CDARS deposits were $42.9 million at June 30, 2013 compared to $44.6 million at December 31, 2012.
During the first six months of 2013, noninterest-bearing demand deposits grew by $17.1 million, or 22%, and money market accounts increased $16.5 million, or 18%. Savings accounts were $116.7 million at June 30, 2013, down by $19.5 million, or 14%, from December 31, 2012.
At June 30, 2013 and December 31, 2012, time deposits with a denomination of $100 thousand or more totaled $125.7 million and $91.7 million, respectively, maturing during the periods indicated in the table below:

(In thousands)	June 30, 2013	December 31, 2012
Maturing: Within 3 months	$41,528	$59,060
After 3 but within 6 months	3,917	6,062
After 6 months but within 1 year	53,984	11,505
After 1 year	26,297	15,038
	$125,726	$91,665
Borrowings.   The Bank is a member of the FHLBB, which is part of a twelve district Federal Home Loan Bank System. Members are required to own capital stock of the FHLBB, and borrowings are collateralized by qualifying assets not otherwise pledged (principally single-family residential mortgage loans and securities). The maximum amount of credit that the FHLBB will extend varies from time to time, depending on its policies and the amount of qualifying collateral the member can pledge. The Bank has satisfied its collateral requirement at June 30, 2013.
We utilize advances from the FHLBB as part of our overall funding strategy and to meet short-term liquidity needs. Total FHLBB advances were $69.0 million at June 30, 2013 compared to $91.0 million at December 31, 2012. The decrease of $22.0 million, or 24%, reflects less demand for FHLBB borrowings due to strong deposit growth for the six months ended June 30, 2013.

Advances payable to the FHLBB include short-term advances with original maturity dates of one year or less. The following table sets forth certain information concerning short-term FHLBB advances as of and for the periods indicated in the following table:

(Dollars in thousands)	Six Months Ended June 30, 2013	Year Ended December 31,
As of and for the period ending:		2012	2011
Average amount outstanding during the period	$51,000	$29,250	$10,417
Amount outstanding at end of period	42,000	51,000	29,000
Highest month end balance during the period	60,000	51,000	36,000
Weighted average interest rate at end of period	0.21%	0.21%	0.17%
Weighted average interest rate during the period	0.22%	0.23%	0.24%
See Note 9 to the Consolidated Financial Statements for additional information on borrowings.
Liquidity and Capital Resources
Liquidity Management
Liquidity is defined as the ability to generate sufficient cash flows to meet all present and future funding requirements at reasonable costs. Our primary source of liquidity is deposits, which funded approximately 79% of total average assets in 2012 and 76% of total average assets for the six-month period ended June 30, 2013. While the generally preferred funding strategy is to attract and retain low cost deposits, the ability to do so is affected by competitive interest rates and terms in the marketplace. Other sources of funding include discretionary use of purchased liabilities (e.g., FHLBB term advances and other borrowings), cash flows from our investment securities portfolios, loan repayments and earnings. Investment securities designated as available-for-sale may also be sold in response to short-term or long-term liquidity needs.
Our and the Bank’s liquidity positions are monitored daily by management. The Bank’s board of directors has authorized our board of directors’ Asset and Liability Management Committee, or ALCO, as the ALCO for the Bank’s board of directors. The ALCO establishes guidelines to ensure maintenance of prudent levels of liquidity. The ALCO reports to the Bank’s board of directors, as well as our board of directors.
The Bank has a detailed liquidity funding policy and a contingency funding plan that provide for the prompt and comprehensive response to unexpected demands for liquidity. Management employs stress testing methodology to estimate needs for contingent funding that could result from unexpected outflows of funds in excess of “business as usual” cash flows. The Bank has established collateralized borrowing capacity with the Federal Reserve Bank of Boston and also maintain additional collateralized borrowing capacity with the FHLBB in excess of levels used in the ordinary course of business. Our sources of liquidity include cash, unpledged investment securities, borrowings from the FHLBB and the brokered deposit market. At June 30, 2013, the Company’s liquidity sources, totaled $225.7 million, or 34% of total assets, compared to $194.0 million at December 31, 2012 and $125.1 million at December 31, 2011.
The following table shows our available liquidity, by source, as of the dates indicated.

	June 30, 2013	December 31,
(In thousands)		2012	2011
Available cash	$38,460	$28,777	$6,941
Unpledged investment securities	2,896	5,426	34,737
Net borrowing capacity	184,294	159,801	83,464
Total liquidity	$225,650	$194,004	$125,142

Changes in the balances of our sources of liquidity have largely resulted from funding new loan growth primarily from increases in our deposits, and proceeds from commercial mortgage loan sales and our investment securities portfolio, including calls, maturities and sales of available-for-sale investment securities that have not been fully reinvested. Using deposits to fund loan growth has allowed us to reduce our balance of and reliance on borrowings from the FHLBB, which has in turn, increased our borrowing capacity. Also increasing our borrowing capacity is an increase in available mortgage loans to be pledged as collateral, reflecting growth in our residential and commercial mortgage loan portfolios. The decrease in our unpledged investment securities relates to our deliberate reduction of the investment securities portfolio. Our available cash has increased reflecting the timing of the receipt of proceeds from our sale of commercial real estate loans and available-for-sale investment securities and to cover higher operating expenses as we grow.
Capital Resources
Total shareholders’ equity was $60.6 million at June 30, 2013, compared to $51.5 million at December 31, 2012. The $9.0 million, or 18%, increase primarily reflected proceeds of $7.3 million from our January 2013 capital raise, as well as net income of $2.5 million for the first six months of 2013 and a decrease of $950 thousand in the fair value of available for sale securities, largely resulting from security sales. The ratio of total equity to total assets was 9.26% at June 30, 2013, which compares to 8.42% at December 31, 2012. Book value per common share at June 30, 2013 and December 31, 2012 was $14.85 and $14.50, respectively.
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets, as defined by regulation. At June 30, 2013, our wholly owned subsidiaries, The Bank of New Canaan and The Bank of Fairfield, met all capital adequacy requirements to which they were subject and exceeded the regulatory minimum capital levels to be considered well-capitalized under the regulatory framework for prompt corrective action.
In 2011, we elected to participate in Treasury’s Small Business Lending Fund Program, or SBLF. The SBLF is a $30 billion fund established under the Small Business Jobs Act of 2010 to encourage lending to small businesses by providing Tier 1 Capital to qualified community banks with assets of less than $10 billion. The SBLF funding expanded our ability to lend to small businesses, which will in turn help stimulate the economy and promote job growth.
On August 4, 2011, the Treasury approved our request to repay the Treasury’s preferred stock investment through participation in the SBLF. We sold 10,980 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series C, no par value, or Series C Preferred Stock, having a liquidation preference of $1,000 per preferred share, to the Treasury and simultaneously repurchased all of its Series A Preferred Stock and Series B Preferred Stock sold to the Treasury in 2009. The transaction resulted in net capital proceeds to us of $5.9 million, of which at least 90% was invested in the Bank’s as Tier 1 Capital.
Our shareholders are entitled to dividends when and if declared by our board of directors out of funds legally available. Connecticut law prohibits us from paying cash dividends except from our net profits, which are defined by state statutes. The payment of dividends is subject to additional restrictions in connection with our Series C Preferred Stock. In the six months ended June 30, 2013 and the years ended December 31, 2012 and 2011, we declared and paid cash dividends on our Series C Preferred Stock of $55 thousand, $132 thousand and $27 thousand, respectively. To date, we have not declared or paid dividends on our common stock. We did not repurchase any of our common stock during the year ended December 31, 2012 or the first six months of 2013.

Contractual Obligations
The following table summarizes our contractual obligations to make future payments as of June 30, 2013 . Payments for borrowings do not include interest. Payments related to leases are based on actual payments specified in the underlying contracts.

	Payments Due by Period
(In thousands)	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Contractual Obligations:
FHLB advances	$69,000	$47,000	$2,000	$20,000	$—
Operating lease agreements	11,824	927	3,432	2,361	5,104
Deposits with stated maturity dates	160,144	127,265	23,556	9,323	—
Total contractual obligations	$240,968	$175,192	$28,988	$31,684	$5,104
Off-Balance Sheet Instruments
In the normal course of business, we are a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements. The contractual amounts of these instruments reflect the extent of involvement we have in particular classes of financial instruments.
We enter into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank’s commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. The Bank minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.
Commitments to extend credit totaled $107.6 million as of June 30, 2013 and $107.8 million at December 31, 2012. The following table summarizes our commitments to extend credit as of the dates indicated. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements. We manage our liquidity in light of the aggregate amounts of commitments to extend credit and outstanding standby letters of credit in effect from time to time to ensure that we will have adequate sources of liquidity to fund such commitments and honor drafts under such letters of credit.

As of June 30, 2013	Amount of Commitment Expiration per Period
(In thousands)	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Other Commitments:
Loan commitments	$50,107	$25,519	$3,173	$7,497	$13,918
Undisbursed construction loans	49,195	29,086	6,508	3,132	10,469
Unused home equity lines of credit	8,329	125	—	—	8,204
Total other commitments	$107,631	$54,730	$9,681	$10,629	$32,591

As of December 31, 2012	Amount of Commitment Expiration per Period
(In thousands)	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Other Commitments:
Loan commitments	$39,339	$11,828	$4,679	$7,077	$15,755
Undisbursed construction loans	57,705	29,601	6,350	5,748	16,006
Unused home equity lines of credit	10,714	127	—	—	10,587
Total other commitments	$107,758	$41,556	$11,029	$12,825	$42,348
Recently Issued Accounting Pronouncements
See Note 1 to the Consolidated Financial Statements for details of recently issued accounting pronouncements and their expected impact on the Company’s financial statements.
Asset/Liability Management and Interest Rate Risk
An effective asset/liability management process must balance the risks and rewards from both short and long-term interest rate risks in determining management strategy and action. The ALCO facilitates and manages this process with the primary goal of maximizing net income and net economic value over time in changing interest rate environments, subject to board of director approved risk limits. The ALCO regularly reviews various earnings at risk scenarios for changes in rates, as well as longer-term earnings at risk greater than five years.
The principal strategies we use to manage interest rate risk include (i) emphasizing the origination, purchase and retention of adjustable rate loans, and the origination and purchase of loans with maturities matched with those of the deposits and borrowings funding the loans, (ii) investing in debt securities with relatively short maturities and/or average lives and (iii) classifying a significant portion of its investment portfolio as available for sale so as to provide sufficient flexibility in liquidity management. By its strategy of limiting the Bank’s risk to rising interest rates, the Bank is also limiting the benefit of falling interest rates.
We measure interest rate risk using simulation analysis to calculate earnings and equity at risk. These risk measures are quantified using simulation software from one of the leading firms in the field of asset/liability modeling. Key assumptions relate to the behavior of interest rates and spreads, prepayment speeds and the run-off of deposits. From such simulations, interest rate risk, or IRR, is quantified and appropriate strategies are formulated and implemented. We manage IRR by using two primary risk measurement techniques: simulation of net interest income and simulation of economic value of equity. These two measurements are complementary and provide both short-term and long-term risk profiles for us. Because income simulations assume that our balance sheet will remain static over the simulation horizon, the results do not reflect adjustments in strategy that the ALCO could implement in response to rate shifts.
Net Interest Income at Risk Simulation is used to measure the sensitivity of net interest income to changes in market rates over a forward twelve-month period. This simulation captures underlying product behaviors, such as asset and liability re-pricing dates, balloon dates, interest rate indices and spreads, rate caps and floors, as well as other behavioral attributes. The simulation of net interest income also requires a number of key assumptions such as: (i) future balance sheet volume and mix assumptions that are management judgments based on estimates and historical experience; (ii) prepayment projections for loans and securities that are projected under each interest rate scenario using internal and external mortgage analytics; (iii) new business loan rates that are based on recent new business origination experience; and (iv) deposit pricing assumptions that are based on Office of the Comptroller of the Currency, or OCC, guidelines for non-maturity deposits reflecting the Bank’s limited history and management judgment. Combined, these assumptions can be inherently uncertain, and as a result, actual results may differ from simulation forecasts due to the timing, magnitude and frequency of interest rate changes, future business conditions, as well as unanticipated changes in management strategies.
We use two sets of standard scenarios to measure net interest income at risk. For the “core” scenario, rate changes are ramped over a twelve-month horizon based upon a parallel yield curve shift and then maintained at those levels over the remainder of the simulation horizon. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Simulation analysis involves projecting a future balance sheet structure and interest income and expense under the various rate scenarios. Internal policy regarding IRR simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net income at risk for the subsequent one-year period should not decline by more than: 6% for a 100 basis point shift; 12% for a 200 basis point shift; and 18% for a 300 basis point shift.
The following tables set forth the estimated percentage change in our net interest income at risk over one-year simulation periods beginning June 30, 2013 and December 31, 2012.

Parallel Ramp	Estimated Percent Change in Net Interest Income
Rate Changes (basis points)	At June 30, 2013	At December 31, 2012
-100	(0.39)%	(0.58)%
+200	(5.60)	(5.69)

Parallel Shock	Estimated Percent Change in Net Interest Income
Rate Changes (basis points)	At June 30, 2013	At December 31, 2012
-100	(1.32)%	(1.55)%
+100	(4.73)	(5.10)
+200	(9.05)	(9.92)
+300	(14.80)	(16.56)
The net interest income at risk simulation results indicate that as of June 30, 2013, we are liability sensitive over the twelve-month forecast horizon, reflecting the high concentration of adjustable rate loans in our loan portfolio. At current rate levels and a “static” balance sheet, net interest income is projected to exhibit a slight downward trend as investment and loan cashflow continues to reinvest into current lower rates with minimal relief from funding cost reductions. In a rising rate environment, the ALCO estimates that the negative exposure of net interest income compared to the current rate level results from funding cost increases outweighing the benefit of assets repricing into higher yields. If rates were to fall further, the ALCO projects that net interest income would trend below the current rate level as funding cost relief quickly becomes exhausted as deposit rates reach their implied floors, while asset yields continue to receive pressure as cashflows would be accelerated by faster prepayment speeds and call options on bonds.
Economic Value of Equity at Risk Simulation is conducted in tandem with net interest income simulations, to ascertain a longer term view of our interest rate risk position by capturing longer-term re-pricing risk and options risk embedded in the balance sheet. It measures the sensitivity of economic value of equity to changes in interest rates. Economic value of equity at risk simulation values only the current balance sheet and does not incorporate the growth assumptions used in income simulation. As with the net interest income simulation, this simulation captures product characteristics such as loan resets, re-pricing terms, maturity dates, rate caps and floors. Key assumptions include loan prepayment speeds, deposit pricing elasticity and non-maturity deposit attrition rates. These assumptions can have significant impacts on valuation results as the assumptions remain in effect for the entire life of each asset and liability. We conduct non-maturity deposit behavior studies on a periodic basis to support deposit assumptions used in the valuation process. All key assumptions are subject to a periodic review.
Base case economic value of equity at risk is calculated by estimating the net present value of all future cash flows from existing assets and liabilities using current interest rates. The base case scenario assumes that future interest rates remain unchanged.

The following table sets forth the estimated percentage change in our economic value of equity at risk, assuming various shifts in interest rates.

Parallel Shock	Estimated Percent Change in Economic Value of Equity
Rate Changes (basis points)	At June 30, 2013	At December 31, 2012
-100	1.10%	(4.39)%
+100	(18.80)	(17.06)
+200	(37.80)	(34.69)
+300	(54.40)	(51.07)
While the ALCO reviews and updates simulation assumptions and also periodically back-tests the simulation results to ensure that the assumptions are reasonable and current, income simulation may not always prove to be an accurate indicator of interest rate risk or future net interest margin. Over time, the repricing, maturity and prepayment characteristics of financial instruments and the composition of our balance sheet may change to a different degree than estimated. Simulation modeling assumes a static balance sheet, with the exception of certain modeled deposit mix shifts from low-cost core savings deposits to higher-cost time deposits in rising rate scenarios as noted above. Due to the low current level of market interest rates, the banking industry has experienced relatively strong growth in low-cost FDIC-insured core savings deposits over the past several years. The ALCO recognizes that a portion of these increased levels of low-cost balances could shift into higher yielding alternatives in the future, particularly if interest rates rise and as confidence in financial markets strengthens, and has modeled increased amounts of deposit shifts out of these low-cost categories into higher-cost alternatives in the rising rate simulation scenarios presented above.
It should be noted that the static balance sheet assumption does not necessarily reflect our expectation for future balance sheet growth, which is a function of the business environment and customer behavior. Another significant simulation assumption is the sensitivity of core savings deposits to fluctuations in interest rates. Income simulation results assume that changes in both core savings deposit rates and balances are related to changes in short-term interest rates. The assumed relationship between short-term interest rate changes and core deposit rate and balance changes used in income simulation may differ from the ALCO’s estimates. Lastly, mortgage-backed securities and mortgage loans involve a level of risk that unforeseen changes in prepayment speeds may cause related cash flows to vary significantly in differing rate environments. Such changes could affect the level of reinvestment risk associated with cash flow from these instruments, as well as their market value. Changes in prepayment speeds could also increase or decrease the amortization of premium or accretion of discounts related to such instruments, thereby affecting interest income.
Impact of Inflation
Our financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles in the United States, which require the measure of financial position and operating results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.
Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects a financial institution’s cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and shareholders’ equity.
Critical Accounting Policies and Estimates
The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements, which have been prepared in accordance with GAAP and with general practices within the financial services industry. The preparation of financial statements in conformity with

GAAP requires us to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from our current estimates, as a result of changing conditions and future events. The current economic environment has increased the degree of uncertainty inherent in these significant estimates.
Management believes that accounting estimates for the allowance for loan losses, fair values of securities and deferred taxes are particularly critical and susceptible to significant near-term change.
Allowance for Loan Losses
Determining an appropriate level of allowance for loan losses necessarily involves a high degree of judgment. We use a methodology to systematically measure the amount of estimated loan loss exposure inherent in the loan portfolio for purposes of establishing a sufficient allowance for loan losses. The methodology includes three elements:
(1)
  Loss allocations are identified for individual loans deemed to be impaired in accordance with GAAP. Impaired loans are loans for which it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreements and all loans restructured in a troubled debt restructuring. Impaired loans do not include large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, which consist of most residential mortgage loans and consumer loans. Impairment is measured on a discounted cash flow method based upon the loan’s contractual effective interest rate, or at the loan’s observable market price, or if the loan is collateral dependent, at the fair value of the collateral less costs to sell. For collateral dependent loans, management may adjust appraised values to reflect estimated market value declines or apply other discounts to appraised values for unobservable factors resulting from its knowledge of circumstances associated with the property.
(2)
  Loss allocations for non-impaired loans are based on historical loss experience, credit, grade, delinquency factors and other similar credit quality indicators, adjusted for qualitative factors. Qualitative factors include, but are not limited to, the value of underlying collateral, concentrations of credit, current economic conditions, the state of the business cycle and competitive and regulatory issues.
Individual commercial loans and commercial mortgage loans not deemed to be impaired are evaluated using an internal rating system and the application of loss allocation factors. The loan rating system is described under the caption “Credit quality indicators” in Note 5 of the Notes to Consolidated Financial Statements. The loan rating system and the related loss allocation factors take into consideration parameters including the borrower’s financial condition, the borrower’s performance with respect to loan terms, and the adequacy of collateral. We periodically reassess and revise the loss allocation factors used in the assignment of loss exposure to appropriately reflect our analysis of migrational loss experience. We analyze historical loss experience over periods deemed to be relevant to the inherent risk of loss in the commercial loans and commercial mortgage loan portfolios as of the balance sheet date. We adjust loss allocations for various factors including trends in real estate values, trends in rental rates on commercial real estate, and our assessments of credit risk associated with certain industries and an ongoing trend toward larger credit relationships.
Portfolios of more homogeneous populations of loans, including the various categories of residential mortgages and consumer loans are analyzed as groups taking into account delinquency ratios and other indicators and our historical loss experience for each type of credit product. We analyze historical loss experience over periods deemed to be relevant to the inherent risk of loss in residential mortgage and consumer loan portfolios as of the balance sheet date. We periodically update these analyses and adjust the loss allocations for various factors that we believe are not adequately presented in historical loss experience including trends in real estate values, changes in unemployment levels and increases in delinquency levels. These factors are also evaluated taking into account the geographic location of the underlying loans.
(3)
  An unallocated allowance may or may not be required and is for measurement imprecision attributable to uncertainty in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Because the methodology is based upon historical loss experience and trends, current economic data as well as management’s judgment, factors may arise that result in different estimations. Adversely different conditions or assumptions could lead to increases in the allowance. In addition, various regulatory agencies periodically review the allowance for loans losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination. As of June 30, 2013, management believes that the allowance is adequate and consistent with asset quality and delinquency indicators.
Our Audit Committee of the board of directors is responsible for oversight of the loan review process. This process includes review of the Bank’s procedures for determining the adequacy of the allowance for loan losses, administration of its internal credit rating systems and the reporting and monitoring of credit granting standards.
Valuation of Investment Securities
Securities that we have the ability and intent to hold until maturity are classified as held-to-maturity and are accounted for using historical cost, adjusted for amortization of premium and accretion of discount. Securities available for sale are carried at fair value, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in shareholders’ equity. The fair values of securities are based on either quoted market prices, third party pricing services or third party valuation specialists. When the fair value of an investment security is less than its amortized cost basis, we assess whether the decline in value is other-than-temporary. We consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for impairment, the severity and duration of the impairment, changes in the value subsequent to the reporting date, forecasted performance of the issuer, changes in the dividend or interest payment practices of the issuer, changes in the credit rating of the issuer or the specific security, and the general market condition in the geographic area or industry the issuer operates in.
Future adverse changes in market conditions, continued poor operating results of the issuer, projected adverse changes in cash flows which might impact the collection of all principal and interest related to the security, or other factors could result in further losses that may not be reflected in an investment’s current carrying value, possibly requiring an additional impairment charge in the future.
Deferred Taxes
We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Significant judgment is exercised in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed continually as regulatory and business factors change.
Emerging Growth Company
The JOBS Act permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards and not commence complying with new or revised accounting standards until private companies must do so. Under the JOBS Act, we may make an irrevocable election to “opt out” of that extended transition period and comply with new or revised accounting standards when public companies that are not emerging growth companies must commence complying with those standards. We have elected to “opt out” of the extended transition period.
Non-GAAP Financial Measures
We identify “efficiency ratio” and “tangible common equity ratio” as “non-GAAP financial measures.” In accordance with the SEC’s rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.
The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures.
Efficiency ratio is defined as noninterest expenses divided by our operating revenue, which is equal to net interest income plus noninterest income excluding gains and losses on sales of securities. In our judgment, the adjustments made to operating revenue allow management and investors to better assess our performance in relation to our core operating revenue by removing the volatility that is associated with certain one-time items and other discrete items that are unrelated to our core business.
Tangible common equity is defined as total shareholders’ equity, excluding preferred stock, less goodwill and other intangible assets. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in common shareholders’ equity exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing both common equity and assets while note increasing our tangible common equity or tangible assets. As of June 30, 2013, we do not have any goodwill or other intangible assets recorded on our balance sheet.
Tangible common equity to tangible assets is defined as the ratio of tangible common equity divided by total assets less goodwill and other intangible assets. We believe that this measure is important to many investors in the marketplace who are interested in relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. We believe that the most directly comparable GAAP financial measure is total shareholders’ equity to total assets.

The information provided below presents a reconciliation of each of our non-GAAP financial measures to the most directly comparable GAAP financial measure.

	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011
	(Dollars in thousands)
Efficiency Ratio
Noninterest expense	$9,729	$7,977	$17,858	$14,601
Less: OREO expenses	4	38	9	—
Adjusted noninterest expense (numerator)	$9,725	$7,939	$17,849	$14,601
Net interest income	$12,333	$10,133	$21,205	$17,717
Noninterest income	1,808	168	345	1,134
Less: gains (losses) on sales of securities	648	(19)	(18)	250
Less: gains on sale of OREO	66	—	—	—
Adjusted operating revenue (denominator)	$13,427	$10,320	$21,568	$18,601
Efficiency Ratio	72.43%	76.93%	82.76%	78.50%

Tangible Common Equity and Tangible Common Equity/Tangible Assets
Total shareholders’ equity	$60,559	$50,589	$51,534	$49,188
Less: preferred stock	10,980	10,980	10,980	10,980
Common shareholders’ equity	49,579	39,609	40,554	38,208
Less: Intangible assets	—	—	—	—
Tangible common shareholders’ equity	$49,579	$39,609	$40,554	$38,208
Total assets	$654,252	$527,933	$611,788	$477,355
Less: Intangible assets	—	—	—	—
Tangible assets	$654,252	$527,933	$611,788	$477,355
Tangible common shareholders’ equity to tangible assets	7.58%	7.50%	6.63%	8.00%

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk Management
Interest rate risk management is our primary market risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Asset/Liability Management and Interest Rate Risk” herein for a discussion of our management of our interest rate risk.
Inflation Risk Management
Inflation has an important impact on the growth of total assets in the banking industry and causes a need to increase equity capital higher than normal levels in order to maintain an appropriate equity-to-assets ratio. We cope with the effects of inflation by managing our interest rate sensitivity position through our asset/liability management program, and by periodically adjusting our pricing of services and banking products to take into consideration current costs.

SUPERVISION AND REGULATION
General
The Bank, a Connecticut state-chartered commercial bank, is subject to extensive regulation by the Connecticut Banking Department, as its chartering agency, and by the FDIC, as its deposit insurer. The Bank’s deposits are insured up to applicable limits by the FDIC through the Deposit Insurance Fund. The Bank is required to file reports with, and are periodically examined by, the FDIC and the Connecticut Banking Department concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, such as mergers with, or acquisitions of, other financial institutions. The Company, as a bank holding company, is subject to regulation by and required to file reports with the Connecticut Banking Department, and the Federal Reserve Board.
The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. This system is intended primarily for the protection of the Deposit Insurance Fund and bank depositors, rather than our shareholders and creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the authority, among other things, to enjoin “unsafe or unsound” practices, require affirmative action to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, and, with respect to banks, terminate deposit insurance or place the bank into conservatorship or receivership. In general, these enforcement actions may be initiated for violations of laws and regulations or unsafe or unsound practices.
The following discussion is a summary of the material laws and regulations applicable to our operations, but does not purport to be a complete summary of all applicable laws, rules and regulations. These laws and regulations may change from time to time and the regulatory agencies often have broad discretion in interpreting them. Any change in such laws or regulations, whether by the Connecticut Banking Department, the FDIC or the Federal Reserve Board could have a material adverse impact on the financial markets in general, and our operations and activities, financial condition, results of operations, growth plans and future prospects specifically.
Dodd-Frank Wall Street Reform and Consumer Protection Act
The Dodd-Frank Act has significantly changed the current bank regulatory structure and will affect into the immediate future the lending and investment activities and general operations of depository institutions and their holding companies.
The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with extensive powers to implement and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings associations including, among other things, the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings associations with more than $10 billion in assets. Banks and savings associations with $10 billion or less in assets will continue to be examined for compliance with federal consumer protection and fair lending laws by their applicable primary bank regulators. The Dodd-Frank Act also weakens the federal preemption available for national banks and federal savings associations and gives state attorneys general certain authority to enforce applicable federal consumer protection laws.
The Dodd-Frank Act made many other changes to banking regulation including authorizing depository institutions, for the first time, to pay interest on business checking accounts, requiring originators of securitized loans to retain a percentage of the risk for transferred loans, establishing regulatory rate-setting for certain debit card interchange fees, establishing a number of reforms for mortgage originations requiring bank holding companies and banks to be “well capitalized” and “well managed” in order to acquire banks located outside of their home state, requiring any bank holding company electing to be treated as a financial holding company to be “well capitalized” and “well managed” and authorizing national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location.

The Dodd-Frank Act also broadened the base for the FDIC insurance assessments. The FDIC was required to promulgate rules revising its assessment system so that insurance assessments are based on the average consolidated total assets less tangible equity capital of an insured depository institution instead of deposits. That rule took effect April 1, 2011. The Dodd-Frank Act also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2008.
The Dodd-Frank Act increased shareholder influence over boards of directors by requiring companies to give shareholders a nonbinding vote on executive compensation and so-called “golden parachute” payments, and by authorizing the SEC to promulgate rules that would allow shareholders to nominate and solicit votes for their own candidates using a company’s proxy materials.
Many of the provisions of the Dodd-Frank Act are not yet effective, and the Dodd-Frank Act requires various federal agencies to promulgate numerous and extensive implementing regulations over the next several years. It is therefore challenging to predict at this time what impact the Dodd-Frank Act and implementing regulations will have on community banks and their holding companies. Although the substance and scope of many of these regulations cannot be determined at this time, it is expected that the legislation and implementing regulations, particularly those provisions relating to the Consumer Financial Protection Bureau, may increase our operating and compliance costs.
Connecticut Banking Laws and Supervision
Connecticut Banking Department.   The Connecticut Banking Department regulates internal organization as well as the deposit, lending and investment activities of state-chartered banks, including the Bank. The approval of the Connecticut Banking Department is required for, among other things, the establishment of branch offices and business combination transactions. The Connecticut Banking Department conducts periodic examinations of Connecticut chartered banks. The FDIC also regulates many of the areas regulated by the Connecticut Banking Department, and federal law may limit some of the authority provided to Connecticut chartered banks by Connecticut law.
Lending Activities.   Connecticut banking laws grant banks broad lending authority. With certain limited exceptions, secured and unsecured loans of any one obligor under this statutory authority may not exceed 10.0% and 15.0%, respectively, of a bank’s equity capital and allowance for loan losses.
Dividends.   The Bank may pay cash dividends out of its net profits. For purposes of this restriction, “net profits” represents the remainder of all earnings from current operations. Further, the total amount of all dividends declared by a bank in any year may not exceed the sum of a bank’s net profits for the year in question combined with its retained net profits from the preceding two years. Federal law also prevents an institution from paying dividends or making other capital distributions that, if by doing so, would cause it to become “undercapitalized.” The FDIC may limit a bank’s ability to pay dividends. No dividends may be paid to a shareholder if such dividends would reduce shareholders’ equity below the amount of the liquidation account required by Connecticut regulations. Moreover, the federal agencies have issued policy statements that provide that insured banks should generally only pay dividends out of current operating earnings.
Powers.   Connecticut law permits Connecticut banks to sell insurance and fixed and variable rate annuities if licensed to do so by the Connecticut Insurance Department. With the prior approval of the Connecticut Banking Department, Connecticut banks are also authorized to engage in a broad range of activities related to the business of banking, or that are financial in nature or that are permitted under the Bank Holding Company Act or the Home Owners’ Loan Act, both federal statutes, or the regulations promulgated as a result of these statutes. Connecticut banks are also authorized to engage in any activity permitted for a national bank or a federal savings association upon filing notice with the Connecticut Banking Department unless the Connecticut Banking Department disapproves the activity.
Assessments.   Connecticut banks are required to pay annual assessments to the Connecticut Banking Department to fund the Connecticut Banking Department’s operations. The general assessments are paid pro-rata based upon a bank’s asset size.

Enforcement.   Under Connecticut law, the Connecticut Banking Department has extensive enforcement authority over Connecticut banks and, under certain circumstances, affiliated parties, insiders, and agents. The Connecticut Banking Department’s enforcement authority includes cease and desist orders, fines, receivership, conservatorship, removal of officers and directors, emergency closures, dissolution and liquidation.
Federal Bank Holding Company Regulation
General.   As a bank holding company, we are subject to comprehensive regulation and regular examinations by the Federal Reserve Board. The Federal Reserve Board also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a bank holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.
Under Federal Reserve Board policy which has been codified by the Dodd-Frank Act, a bank holding company must serve as a source of strength for its subsidiary bank. Under this policy, the Federal Reserve Board may require, and has required in the past, a bank holding company to contribute additional capital to an undercapitalized subsidiary bank. As a bank holding company, we must obtain Federal Reserve Board approval before: (1) acquiring, directly or indirectly, ownership or control of any voting securities of another bank or bank holding company if, after such acquisition, it would own or control more than 5.0% of such securities (unless it already owns or controls the majority of such securities); (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. Under Connecticut banking law, no person may acquire beneficial ownership of more than 10.0% of any class of voting securities of a Connecticut chartered bank, or any bank holding company of such a bank, without prior notification of, and lack of disapproval by, the Connecticut Banking Department.
The Banking Holding Company Act also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5.0% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the Federal Reserve Board includes, among other things: (1) operating a savings institution, mortgage company, finance company, credit card company or factoring company; (2) performing certain data processing operations; (3) providing certain investment and financial advice; (4) underwriting and acting as an insurance agent for certain types of credit-related insurance; (5) leasing property on a full-payout, non-operating basis; (6) selling money orders, travelers’ checks and United States savings bonds; (7) real estate and personal property appraising; (8) providing tax planning and preparation services; (9) financing and investing in certain community development activities; and (10) subject to certain limitations, providing securities brokerage services for customers.
Dividends.   The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board’s view that a bank holding company should pay cash dividends only to the extent that the bank holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the bank holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends.
Substantially all of our income is derived from, and the principal source of our liquidity is, dividends from the Bank. The ability of the Bank to pay dividends to us is also restricted by federal and state laws, regulations and policies. The Bank may pay cash dividends out of its net profits. For purposes of this restriction, “net profits” represents the remainder of all earnings from current operations. Further, the total amount of all dividends declared by a bank in any year may not exceed the sum of a bank’s net profits for the past two fiscal years, plus the portion of the year in which the dividend is paid.

Under federal law, the Bank may not pay any dividend to us if it is undercapitalized or the payment of the dividend would cause it to become undercapitalized. The FDIC may further restrict the payment of dividends by requiring the Bank to maintain a higher level of capital than would otherwise be required for it to be adequately capitalized for regulatory purposes. Moreover, if, in the opinion of the FDIC, the Bank is engaged in an unsafe or unsound practice (which could include the payment of dividends), the FDIC may require, generally after notice and hearing, it to cease such practice. The FDIC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice. The FDIC has also issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings.
Redemption.   Bank holding companies are required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10.0% or more of the consolidated net worth of the bank holding company. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order or any condition imposed by, or written agreement with, the Federal Reserve Board. This notification requirement does not apply to any bank holding company that meets the well capitalized standard for commercial banks, is “well managed” within the meaning of the Federal Reserve Board regulations and is not subject to any unresolved supervisory issues.
Federal Bank Regulation
Safety and Soundness.   The federal banking agencies, including the FDIC, have implemented rules and guidelines concerning standards for safety and soundness required pursuant to Section 39 of the Federal Deposit Insurance Corporation Improvement Act, or FDICIA. In general, the standards relate to (1) operational and managerial matters; (2) asset quality and earnings; and (3) compensation. The operational and managerial standards cover (a) internal controls and information systems, (b) internal audit systems, (c) loan documentation, (d) credit underwriting, (e) interest rate exposure, (f) asset growth, and (g) compensation, fees and benefits. Under the asset quality and earnings standards, the Bank is required to establish and maintain systems to (i) identify problem assets and prevent deterioration in those assets, and (ii) evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital reserves. Finally, the compensation standard states that compensation will be considered excessive if it is unreasonable or disproportionate to the services actually performed by the individual being compensated. If an insured state-chartered bank fails to meet any of the standards promulgated by regulation, then such institution will be required to submit a plan within 30 days to the FDIC specifying the steps it will take to correct the deficiency. In the event that an insured state-chartered bank fails to submit or fails in any material respect to implement a compliance plan within the time allowed by the federal banking agency, Section 39 of the FDICIA provides that the FDIC must order the institution to correct the deficiency and may (1) restrict asset growth; (2) require the bank to increase its ratio of tangible equity to assets; (3) restrict the rates of interest that the bank may pay; or (4) take any other action that would better carry out the purpose of prompt corrective action. The Bank believes that it has been and will continue to be in compliance with each of the standards as they have been adopted by the FDICIA.
Capital Requirements.   The Federal Reserve Board monitors our capital adequacy, on a consolidated basis, and the FDIC and Connecticut Banking Department monitor the capital adequacy of the Bank.
FDIC and Federal Reserve regulations currently require banks and bank holding companies generally to maintain three minimum capital standards: (1) a Tier I capital to adjusted total assets ratio, or Leverage Capital Ratio, of at least 4% (for certain banking organizations, of at least 3%), (2) a Tier I capital to risk-weighted assets ratio, or Tier I Risk-Based Capital Ratio, of at least 4% and (3) a total risk-based capital (Tier I plus Tier 2) to risk-weighted assets ratio, or Total Risk-Based Capital Ratio, of at least 8%. Tier I capital is the sum of common shareholders’ equity, qualifying non-cumulative perpetual preferred stock, retained earnings and minority investments in certain subsidiaries, less goodwill and other intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.
The FDIC regulations require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as a bank’s risk-based capital ratio. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items (including recourse obligations, direct credit substitutes and residual interests) to four risk-weighted categories ranging from 0.0% to 100.0%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the FDIC’s risk-weighting system, cash and securities backed by the full faith and credit of the U.S. government are given a 0.0% risk weight, loans secured by one-to-four family residential properties generally have a 50.0% risk weight, and commercial loans have a risk weighting of 100.0%.
State non-member banks such as the Bank, must maintain a minimum ratio of total capital to risk-weighted assets of 8.0%, of which at least one-half must be Tier I capital. Total capital consists of Tier I capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock, qualifying subordinated debt and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution’s Tier I capital. Banks that engage in specified levels of trading activities are subject to adjustments in their risk based capital calculation to ensure the maintenance of sufficient capital to support market risk.
In July 2013, the Federal Reserve Board promulgated a final rule and the FDIC promulgated an interim final rule implementing Basel III, providing for a strengthened set of capital requirements. These new requirements will be effective on January 1, 2015 for us. In general, the new rules revise regulatory capital definitions and minimum ratios, redefine Tier I capital, create a new capital ratio (common equity Tier I risk-based capital ratio), require a capital conservation buffer, revise prompt corrective action thresholds to add a new ratio to these thresholds (discussed in more detail below) and revise risk weighting for certain asset categories and off-balance sheet exposures. Under the new regulations effective January 1, 2015, (1) a new requirement to maintain a ratio of common equity Tier I capital to total risk-based assets of not less than 4.5% will be implemented, (2) the minimum Leverage Capital Ratio for all financial institutions will be at least 4%, (3) increases the minimum Tier I Risk-Based Capital Ratio from 4% to 6% and (4) maintains the Total Risk-Based Capital Ratio at 8%. In addition, the new regulations will impose certain limitations on dividends, share buybacks, discretionary payments on Tier I instruments and discretionary bonuses to executive officers if the organization fails to maintain a capital conservation buffer of common equity Tier I capital in an amount greater than 2.5% of its total risk-weighted assets. The end result of the capital conservation buffer will be to increase minimum common equity Tier I capital ratio to 7%, the minimum Tier I Risk-Based Capital Ratio to 8.5% and the minimum Total Risk-Based Capital Ratio to 10.5% for financial institutions seeking to avoid limitations on capital distributions and discretionary bonus payments to executive officers. The new regulations will be phased in over a period of time. The capital conservation buffer will be phased-in over a five year period with the full 2.5% requirement starting as of January 1, 2019.
Additionally, under the new regulations, the method for calculating the ratios has been revised to generally enhance risk sensitivity as well as provide alternatives to credit ratings for calculating risk-weighted assets. We are currently reviewing the impact of the revised capital standards on us.
FDICIA required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The FDIC, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank’s capital and economic value to changes in interest rate risk in assessing a bank’s capital adequacy. The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution’s capital level is, or is likely to become, inadequate in light of the particular circumstances.
Prompt Corrective Regulatory Action.   Federal law requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. As mentioned above, in July 2013, the Federal Reserve Board promulgated a final rule and the FDIC promulgated an interim final rule implementing Basel III, providing revised prompt corrective action ratios effective on January 1, 2015.

Currently, an institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier I risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier I risk-based capital ratio of 4.0% or greater, and generally a leverage ratio of 4.0% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8.0%, a Tier I risk-based capital ratio of less than 4.0%, or generally a leverage ratio of less than 4.0%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6.0%, a Tier I risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%. As of June 30, 2013, each of The Bank of New Canaan and The Bank of Fairfield was a well-capitalized institution.
Under the new regulations effective on January 1, 2015, certain changes to the prompt corrective action ratios will be implemented, including an increase in the Tier I risk-based capital ratios as follows: “well capitalized” an increase from 6.0% or greater to 8.0% or greater, “adequately capitalized” an increase from 4% or greater to 6.0% or greater, “undercapitalized” an increase from less than 4.0% to less than 6.0% and “significantly undercapitalized” an increase from less than 3.0% to less than 4.0%. Additionally, an institution’s common equity Tier I risk based capital ratio would be required to be 6.5% or greater to be deemed “well capitalized,” 4.5% or greater to be considered “adequately capitalized,” 4.5% or less to be deemed “undercapitalized,” 3.0% or less to be deemed “significantly undercapitalized” and equal to or less than 2.0% to be deemed “critically undercapitalized.”
“Undercapitalized” banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan to regulators. A bank’s compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.
Liquidity.   We are required to maintain a sufficient amount of liquid assets to ensure our safe and sound operation.
The final Basel III framework also requires banks and bank holding companies to measure their liquidity against specific liquidity tests. Although similar in some respects to liquidity measures historically applied by banks and banking agencies for management and supervisory purposes, the Basel III framework would require specific liquidity tests by rule. On October 24, 2013, the Federal Reserve approved for publication a notice of proposed rulemaking to implement a quantitative liquidity coverage ratio. Comments on the proposal are due January 31, 2014.
Transactions with Affiliates.   Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act, or FRA, and the Federal Reserve Board’s Regulation W. In a holding company context, at a minimum, the parent holding company of a bank and any companies which are controlled by such parent holding company is an affiliate of the bank. Generally, Section 23A limits the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to 10.0% of such bank’s capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to 20.0% of capital stock and surplus. The term “covered transaction” includes, among other things, the making of loans or other extensions of credit to an affiliate and the purchase of assets from an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances on letters of credit issued on behalf of an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the bank or its subsidiary as similar transactions with non-affiliates. The Dodd-Frank Act has expanded the definition of covered transactions and increased the timing and other aspects of the collateral requirements associated with covered transactions, including an expansion of the covered transactions to include credit exposures related to derivatives, repurchase agreements and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.
Loans to Insiders.   Further, Section 22(h) of the FRA restricts a depository institution with respect to loans to directors, executive officers, and principal shareholders (or insiders). Under Section 22(h), loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the depository institution’s total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the board of directors. Further, under Section 22(h), loans to directors, executive officers and principal shareholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to the depository institution’s employees and does not give preference to the insider over the employees. Section 22(g) of the FRA places additional limitations on loans to executive officers. In addition to enhancing restrictions on insider transactions, the Dodd-Frank Act increases the types of transactions with insiders subject to restrictions, including certain asset sales with insiders.
Enforcement.   The FDIC has extensive enforcement authority over insured banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.
The FDIC has authority under federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was “critically undercapitalized” on average during the calendar quarter beginning 270 days after the date on which the institution became “critically undercapitalized.” The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution’s financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution’s capital with no reasonable prospect of replenishment without federal assistance.
Insurance of Deposit Accounts.   Deposit accounts at the Bank are insured by the Deposit Insurance Fund, generally up to a maximum of $250,000 per separately insured depositor, pursuant to changes made permanent by the Dodd-Frank Act. The FDIC assesses insured depository institutions to maintain the Deposit Insurance Fund. No institution may pay a dividend if in default of its deposit insurance assessment.
Under the FDIC’s risk-based assessment system, insured depository institutions are assigned to a risk category based on supervisory evaluations, regulatory capital levels and other factors. A depository institution’s assessment rate depends upon the category to which it is assigned and certain adjustments specified by the FDIC, with less risky institutions paying lower assessments.
On February 7, 2011, as required by the Dodd-Frank Act, the FDIC published a final rule to revise the deposit insurance assessment system. The rule, which took effect April 1, 2011, changes the assessment base used for calculating deposit insurance assessments from deposits to average consolidated total assets less average tangible equity capital. Since the new base is larger than the previous base, the FDIC also lowered assessment rates so that the rule would not significantly alter the total amount of revenue collected from the industry. The range of adjusted assessment rates is now 2.5 to 45 basis points of the new assessment base. The rule is expected to benefit smaller financial institutions, which typically rely more on deposits for funding, and shift more of the burden for supporting the Deposit Insurance Fund to larger financial institutions, which are thought to have greater access to nondeposit funding.
As part of its plan to restore the Deposit Insurance Fund in the wake of a large number of bank failures, the FDIC imposed a special assessment of five basis points for the second quarter of 2009. In addition, the FDIC required all insured institutions to prepay their quarterly assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. In calculating the required prepayment, the FDIC assumed a 5% annual growth in the assessment base and applied a three basis point increase in assessment rates effective January 1, 2011.
The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC must seek to achieve the 1.35% ratio by September 30, 2020. In setting the assessments necessary to achieve the 1.35% ratio, the FDIC is supposed to offset the effect of the increased ratio on insured institutions with assets of less than $10 billion. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC. The FDIC has recently exercised that discretion by establishing a long range fund ratio of 2%.
A material increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.
Insurance of deposits may be terminated by the FDIC upon a finding that a depository institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violation that might lead to termination of the Bank’s deposit insurance.
Deposit Operations.   In addition to the regulations above, the Bank’s deposit operations are subject to other federal laws applicable to depository accounts, such as the:
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  Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;
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  Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
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  Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and
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  Rules and regulations of the various federal banking agencies charged with the responsibility of implementing these federal laws.
Federal Reserve System.   The Federal Reserve Board regulations require depository institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts. We are in compliance with these requirements.
Federal Home Loan Bank of Boston (FHLBB).   The Bank is a member of the FHLBB, which is one of the regional Federal Home Loan Banks composing the Federal Home Loan Bank System. Each Federal Home Loan Bank serves as a central credit facility primarily for its member institutions. The Bank, as a member of the FHLBB, is required to acquire and hold shares of capital stock in the FHLBB. The 2012 FHLBB annualized dividend on stock was 0.5% and the second quarter 2013 dividend was 0.4%.
Community Reinvestment Act.   Under the CRA, as amended by FDIC regulations, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA does require the FDIC, in connection with its examination of a bank, to assess the bank’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such bank, including applications to acquire branches and other financial institutions. The CRA requires the FDIC to provide a written evaluation of a bank’s CRA performance utilizing a four-tiered descriptive rating system. In particular, the system focuses on three tests:
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  A lending test, to evaluate the bank’s record of making loans in its assessment areas;

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  An investment test, to evaluate the bank’s record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and
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  A service test, to evaluate the bank’s delivery of services through its branches, ATMs, and other offices.
Both The Bank of New Canaan and The Bank of Fairfield had a CRA rating of “satisfactory” as of June 30, 2013.
Connecticut has its own statutory counterpart to the CRA which is applicable to the Bank. The Connecticut version is generally similar to the CRA but utilizes a five-tiered descriptive rating system. Connecticut law requires the Connecticut Banking Department to consider, but not be limited to, a bank’s record of performance under Connecticut law in considering any application by the Bank to establish a branch or other deposit-taking facility, to relocate an office or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution. Both The Bank of New Canaan and The Bank of Fairfield received a CRA rating of “satisfactory” in their most recent evaluations under Connecticut law.
Consumer Protection and Fair Lending Regulations.   We are subject to a variety of federal and Connecticut statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys’ fees for certain types of violations.
At the federal level, these laws include:
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  Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
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  Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
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  Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;
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  Fair Credit Reporting Act of 1978, governing the use of consumer credit reports and the provision of information to credit reporting agencies;
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  Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;
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  Real Estate Settlement Procedures Act, governing closing costs and settlement procedures and disclosures to consumers related thereto;
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  Servicemembers Civil Relief Act of 2004, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service;
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  Talent Amendment in the 2007 Defense Authorization Act, establishing a 36% annual percentage rate ceiling, which includes a variety of charges, including late fees, for consumer loans to military service members and their dependents; and
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  Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.
Additional Considerations
Regulatory Enforcement Authority.   Federal banking agencies have substantial enforcement authority over the financial institutions that they regulate including, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. Except under certain circumstances, federal law requires public disclosure of final enforcement actions by the federal banking agencies.
Incentive Compensation Guidance.   The federal banking agencies have released comprehensive guidance on incentive compensation policies focused on ensuring that financial institutions’ incentive compensation policies do not undermine the safety and soundness of those institutions by encouraging excessive risk taking. The incentive compensation guidance sets expectations for financial institutions concerning their incentive compensation arrangements and related risk-management, control and governance processes. All employees that have the ability to materially affect the risk profile of a financial institution, either individually or as part of a group, are covered by the guidance. The guidance is based upon three core concepts: (1) balanced risk-taking incentives; (2) effective controls and risk management compatibility; and (3) strong corporate governance. Deficiencies in compensation practices that are identified may be incorporated into the institution’s supervisory ratings, which can affect the organization’s ability to take certain actions, including ability to make acquisitions or take other actions. Enforcement actions by the institution’s primary federal banking agency may be initiated if the institution’s incentive compensation programs pose a risk to the safety and soundness of the organization.
Sarbanes-Oxley Act of 2002.   The Sarbanes-Oxley Act of 2002 generally established a comprehensive framework to modernize and reform the oversight of public company auditing, improve the quality and transparency of financial reporting by those companies and strengthen the independence of auditors. Among other things, the legislation (1) created the Public Company Accounting Oversight Board, which is empowered to set auditing, quality control and ethics standards, to inspect registered public accounting firms, to conduct investigations and to take disciplinary actions, subject to SEC oversight and review; (2) strengthened auditor independence from corporate management by, among other things, limiting the scope of consulting services that auditors can offer their public company audit clients; (3) heightened the responsibility of public company directors and senior managers for the quality of the financial reporting and disclosure made by their companies; (4) adopted a number of provisions to deter wrongdoing by corporate management; (5) imposed a number of new corporate disclosure requirements; (6) adopted provisions which generally seek to limit and expose to public view possible conflicts of interest affecting securities analysts; and (7) imposed a range of new criminal penalties for fraud and other wrongful acts, as well as extended the period during which certain types of lawsuits can be brought against a company or its insiders. The Sarbanes-Oxley Act applies generally to all companies that file or are required to file periodic reports with the SEC under the Exchange Act.
Financial Modernization.   The Gramm-Leach-Bliley Act, or the GLB Act, permits greater affiliation among banks, securities firms, insurance companies, and other companies under a type of financial services company known as a “financial holding company.” A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The GLB also permits the Federal Reserve Board and the Treasury Department to authorize additional activities for financial holding companies if they are “financial in nature” or “incidental” to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a “satisfactory” CRA rating. A financial holding company must provide notice to the Federal Reserve Board within 30 days after commencing activities previously determined by statute or by the Federal Reserve Board and Department of the Treasury to be permissible. We have not submitted notice to the Federal Reserve Board of our intent to be deemed a financial holding company. However, we are not precluded from submitting a notice in the future should we wish to engage in activities only permitted to financial holding companies.
Privacy Requirements.   Under the GLB Act, all financial institutions are required to establish policies and procedures to restrict the sharing of non-public customer data with non-affiliated parties at the customer’s request and to protect customer data from unauthorized access. In addition, the Fair Credit Reporting Act of 1970, or FCRA, includes many provisions concerning national credit reporting standards and permits consumers, including customers of the Bank, to opt out of information-sharing for marketing purposes among affiliated companies. The Fair and Accurate Credit Transactions Act of 2004 amended certain provisions of FCRA and requires banks and other financial institutions to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The Bank currently has a privacy protection policy in place and believes such policy is in compliance with the regulations.
The Bank Secrecy Act and Related Anti-Money Laundering and Anti-Terrorist Financing Legislation. The Bank Secrecy Act, or the BSA, and provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (1) requiring standards for verifying customer identification at account opening; (2) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (3) reports by nonfinancial trades and businesses filed with the Treasury Department’s Financial Crimes Enforcement Network for transactions exceeding $10,000; (4) filing suspicious activities reports by brokers and dealers if they believe a customer may be violating U.S. laws and regulations; and (5) requiring enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons.
Title III of the USA PATRIOT Act of 2001 amended the BSA and incorporates anti-terrorist financing provisions into the requirements of the BSA and its implementing regulations. Among other things, the USA PATRIOT Act requires all financial institutions, including us, to institute and maintain a risk-based anti-money laundering compliance program that includes a customer identification program, provides for information sharing with law enforcement and between certain financial institutions by means of an exemption from the privacy provisions of the GLB Act, prohibits U.S. banks and broker-dealers from maintaining accounts with foreign “shell” banks, establishes due diligence and enhanced due diligence requirements for certain foreign correspondent banking and foreign private banking accounts and imposes additional record keeping requirements for certain correspondent banking arrangements. The USA PATRIOT Act also grants broad authority to the Secretary of the Treasury to take actions to combat money laundering, and federal bank regulators are required to evaluate the effectiveness of an applicant in combating money laundering in determining whether to approve any application submitted by a financial institution.
The Office of Foreign Assets Control, or OFAC, which is a division of the Treasury Department, is responsible for helping to insure that U.S. entities do not engage in transactions with “enemies” of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, the Bank must freeze such account, file a suspicious activity report and notify OFAC. We have established policies and procedures to ensure compliance with the federal anti-laundering provisions.
Proposed Legislation and Regulatory Action.   New statutes, regulations and guidance are regularly proposed that contain wide-ranging potential changes to the statutes, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.
Effect of Governmental Monetary Policies.   Our earnings will be affected by domestic economic conditions and the monetary and fiscal policies of the U.S. government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of U.S. government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

MANAGEMENT
General
Our board of directors is composed of 16 members. The directors are elected by our shareholders at our annual shareholders’ meeting for a term of one year and hold office until their successors are duly elected and qualified or until their earlier death, resignation or removal. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified.
The board of directors of the Bank consists of 16 members, all of whom are members of our board of directors. As the sole shareholder of the Bank, we elect the directors of the Bank annually for a term of one year, and the directors of the Bank hold office until their successors are elected and qualified. The executive officers of the Bank are appointed by the Bank’s board of directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.
The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position with Bankwell Financial Group, Inc.	Position with Bankwell Bank	Director Since
Frederick R. Afragola	71	Director	Director	2013
George P. Bauer	82	Director	Director	2012
Gail E.D. Brathwaite	54	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer	n/a
Richard Castiglioni	61	Director	Director	2013
Eric J. Dale	48	Director	Director	2008
Heidi DeWyngaert	58	Executive Vice President and Chief Lending Officer	President	n/a
Blake S. Drexler	56	Director	Director	2007
James A. Fieber	59	Director	Director	2007
Mark Fitzgibbon	44	Director	Director	2009
William J. Fitzpatrick III	64	Director	Director	2008
Merrill Jay Forgotson	70	Director	Director	2013
Hugh Halsell III	69	Director	Director	2013
Daniel S. Jones	74	Director	Director	2007
Carl R. Kuehner, III	50	Director	Director	2007
Todd Lampert	50	Director	Director	2007
Victor S. Liss	76	Director	Director	2008
Peyton R. Patterson	57	Director, President and Chief Executive Officer	Chief Executive Officer	2012
Peter Russell	51	Executive Officer	Senior Vice President and Chief Credit Officer	n/a
T. Brock Saxe	72	Director	Director	2008
Ernest J. Verrico, Sr.	58	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer	n/a
Board of Directors
A brief description of the background of each of our directors is set forth below. No director has any family relationship with any other executive officer or director.
Frederick R. Afragola, Director.   Mr. Afragola is Chairman Emeritus of the Bank. He was the formational President and Chief Executive Officer of The Bank of New Canaan from its opening in 2002 until his retirement in 2008. From 2008 to June 2013, Mr. Afragola acted as a consultant through his company, Frame Advisors, LLC. He joined our board of directors in 2013 after serving on The Bank of New Canaan’s board of directors since it opened in 2002. Mr. Afragola’s extensive business experience in banking and otherwise, and his profile in New Canaan, affords our board of directors valuable insight regarding the business and operations of the Bank and the New Canaan community.

George P. Bauer, Director.   Mr. Bauer is the Chairman and Chief Executive Officer of GPB Group, Ltd., a Connecticut based investment banking firm. Mr. Bauer spent 31 years with IBM Corp., holding executive positions in marketing, finance and business systems, including chief financial officer positions of several IBM divisions. He has significant experience with community banks, serving both as a director and a shareholder. Mr. Bauer joined our board of directors in 2012. Mr. Bauer’s financial expertise and knowledge of community banks provide valuable knowledge and insight to our board of directors.
Richard Castiglioni, Esq., Director.   Mr. Castiglioni is a partner with the law firm Diserio, Martin, O’Connor & Castiglioni in Stamford, Connecticut, founded in 1983. Mr. Castiglioni is a founding partner of his law firm and head of its litigation department. Mr. Castiglioni has represented banks and the FDIC in litigation matters including foreclosures, workouts and loan restructures for more than 30 years. He joined our board of directors in 2013 after serving on the board of The Bank of New Canaan. As an attorney with experience in business matters, Mr. Castiglioni provides our board of directors with significant insight regarding potential legal issues and lending opportunities and resolutions.
Eric J. Dale, Esq., Director.   Since 2002, Mr. Dale has been a partner with the law firm Robinson & Cole, LLP in Stamford, Connecticut. Mr. Dale joined our board of directors in 2008. Mr. Dale’s experience as a lawyer in private practice and as general counsel provide our board of directors with valuable insight regarding business and legal matters.
Blake S. Drexler, Director.   Mr. Drexler is a portfolio manager with Mariner Capital. From 2004-2011, he was a private equity investor and partner in both 5-Mile Ventures and Great Point Partners, both located in Rowayton, Connecticut. He was previously Managing Director of Derivative Products at Greenwich Capital Markets for 22 years and a member of the Chicago Board of Trade, The Chicago Mercantile Exchange and the Chicago Board Options Exchange. Mr. Drexler joined our board of directors in 2007. Mr. Drexler’s financial acumen and experience and his community involvement and leadership skills provide our board of directors with significant knowledge and experience regarding the business and market area of the Bank.
James A. Fieber, Director.   Since 2007, Mr. Fieber has been the managing member of Fiebro Acquisitions, LLC and The Fieber Group, LLC, privately held companies that make strategic investments in real estate and other asset classes for its principal partners and investors. Mr. Fieber also has primary investment responsibility for the Fieber Family Office. In that capacity, Mr. Fieber manages various closely held entities. He earned his law degree from Duke University. Mr. Fieber joined our board of directors in 2007 after serving on The Bank of New Canaan’s board of directors since inception. Mr. Fieber’s financial, legal and business expertise are valuable to our board of directors.
Mark Fitzgibbon, Director.   Mr. Fitzgibbon is a principal and director of research with the investment banking firm, Sandler O’Neill & Partners, LP. He joined Sandler O’Neill in 1995 as an analyst covering regional banking companies. Prior to joining Sandler O’Neill, Mr. Fitzgibbon held analyst positions at Smith Barney and The Boston Company. He joined our board of directors in 2009. Mr. Fitzgibbon’s knowledge of and familiarity with the banking industry provides valuable insight into the financial services industry.
William J. Fitzpatrick, III, Director.   Since 2008, Mr. Fitzpatrick has been a partner with the law firm, Fitzpatrick, Fray & Bologna, LLC, located in Fairfield, Connecticut. He joined our board of directors in 2008. Mr. Fitzpatrick’s legal and real estate knowledge are very useful to our board of director’s understanding of lending and branching opportunities.
Merrill Jay Forgotson, Director.   Mr. Forgotson is a business consultant and served as our President and Chief Executive Officer from 2008 to September 2012. He joined our board of directors in 2013 after serving on The Bank of New Canaan and The Bank of Fairfield boards since 2008. He previously was the Dean of the School of Business of the University of Bridgeport and the President and Chief Executive Officer of Cornerstone Bancorp, Inc., where he was Chairman of the bank’s board, Counsel and Chief Operating Officer responsible for all lending and branch activities. Mr. Forgotson’s extensive experience in the local banking industry, service as our Chief Executive Officer, and community involvement in the Bank’s market area provides valuable insight regarding the business and operations of the Bank.

Hugh Halsell, III, Director.   Mr. Halsell is the owner of Brotherhood & Higley Real Estate, a real estate brokerage firm. He joined our board of directors in 2013. As the owner of several commercial properties, he is highly knowledgeable about commercial real estate. Mr. Halsell’s knowledge of the Bank’s community and local real estate issues and involvement in business and civic organizations in the communities in which the Bank serves affords our board of directors significant insight regarding the community’s banking needs.
Daniel S. Jones, Director.   Mr. Jones is the president of NewsBank, Inc. He joined our board of directors in 2007 and has been on The Bank of New Canaan’s board since inception. Mr. Jones’ business acumen and experience provide our board of directors with useful strategic planning tools.
Carl R. Kuehner, III, Director.   Since 2007, Mr. Kuehner has been the Chief Executive Officer of Building and Land Technology, a second-generation real estate development company based in Stamford, Connecticut. He joined our board of directors in 2007, and has been on The Bank of New Canaan’s board since inception. Mr. Kuehner’s expertise in real estate finance and business are important to our ability to identify opportunities and risks.
Todd Lampert, Esq., Director.   Since 1993, Mr. Lampert has been the managing member of the law firm of Lampert, Toohey & Rucci, LLC located in New Canaan, Connecticut. He joined our board of directors in 2007 and has been on The Bank of New Canaan’s Board since inception. Mr. Lampert’s legal and community knowledge provide our board of directors with an understanding of legal and community issues.
Victor S. Liss, Director.   Mr. Liss is the former Chairman, President and Chief Executive Officer of Trans-Lux Corporation, a public company that is a designer and manufacturer of digital signage display solutions for the financial, sports and entertainment, gaming and leasing markets. He has served on a number of other boards of public companies and is a certified public accountant and is active in many local professional and charitable organizations. Mr. Liss joined our board of directors in 2008. As a former executive officer of a public company and a certified public accountant, Mr. Liss provides our board of directors with significant experience regarding accounting matters and financial expertise.
Peyton R. Patterson, President and Chief Executive Officer of the Company, Chief Executive Officer of the Bank.   Peyton R. Patterson joined the Company in April 2012 as our Chief Strategic Officer and assumed the role of President and Chief Executive Officer of the Company and Chief Executive Officer of The Bank of New Canaan and The Bank of Fairfield in September 2012. Ms. Patterson is also a director of the Company and the Bank. Most recently, from January 2001 to April 2011, she was Chairman, President and Chief Executive Officer of NewAlliance Bancshares, Inc., or NewAlliance, headquartered in New Haven, Connecticut. Prior to NewAlliance, Ms. Patterson was the Executive Vice President of Consumer Financial Services for Dime Bancorp, headquartered in New York. Previously, she spent eight years with Chemical Bank and Chase Manhattan as Senior Vice President running their national consumer lending businesses.
T. Brock Saxe, Director.   Mr. Saxe is Chairman of Tombrock Corporation, a commercial real estate owner, developer and manager based in New Canaan, Connecticut. From 1970 to 2012, Mr. Saxe was the President of Tombrock Corporation. He joined our board of directors in 2008 and has been on The Bank of New Canaan’s Board since inception. Mr. Saxe’s knowledge of the Bank’s community and market area and involvement in business and civic organizations in the communities in which the Bank serves affords our board of directors valuable insight regarding the community’s banking needs.
Executive Officers who are not Directors
A brief description of the background of each of our executive officers who are not also a director is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or director.
Ernest J. Verrico, Sr., Executive Vice President and Chief Financial Officer of the Company and the Bank.   Mr. Verrico was named Chief Financial Officer and Executive Vice President of the Company in September 2009 and served as the Chief Operating Officer from 2010 until Ms. Brathwaite’s arrival in April, 2013. For the past 25 years, Mr. Verrico has held several executive management positions at First

Union National Bank, Cornerstone Bank and Naugatuck Savings Bank. Mr. Verrico spent six years at PricewaterhouseCoopers, an international accounting and consulting firm, in their New York City and Stamford offices, where he specialized in serving bank and financial services clients. Mr. Verrico is a graduate of Iona College.
Heidi S. DeWyngaert, Executive Vice President and Chief Lending Officer of the Company, President of the Bank.   Ms. DeWyngaert is a career banker, with over 30 years of commercial real estate and commercial banking experience. Ms. DeWyngaert joined us in 2004. She previously worked for Webster Bank, where she managed the Fairfield County, Connecticut commercial real estate group. Prior to that, she spent 10 years as Vice President of Commercial Real Estate at First Union National Bank. Ms. DeWyngaert received her undergraduate degree from the University of Rochester and her MBA from American University.
Gail E.D. Brathwaite, Executive Vice President and Chief Operating Officer of the Company and the Bank.   Ms. Brathwaite joined the Company in April 2013 as Chief Operating Officer with over 30 years of experience in the areas of retail banking, mortgage banking operations, IT, human resources and M&A. Prior to joining the Company, Ms. Brathwaite was President and Chief Executive Officer of G.E.D.B. Consulting, a consulting firm from May 2012 to March 2013. Previously, Ms. Brathwaite was the Executive Vice President and Chief Operating Officer of NewAlliance Bank from 2002 to 2011. Before joining NewAlliance, Ms. Brathwaite was SVP, Director of Branch Administration and Compliance and Loss Control at The Dime Savings Bank in New York. She received her Bachelor of Business Administration degree from Pace University.
Peter Russell, Senior Vice President and Chief Credit Officer of the Bank.   Mr. Russell is a financial professional with over 25 years of bank lending experience. As Chief Credit Officer, he is responsible for managing the credit quality and underwriting for all commercial and consumer lending activity at the Bank. From 2004 to 2010, Mr. Russell was SVP and Senior Credit Officer with HSBC Private Bank. He received his BS in Finance from Fairfield University and has held increasingly responsible roles as a commercial and private lender over his career.
Corporate Governance Principles and Board Matters
Our board of directors is committed to developing and maintaining effective, transparent, and accountable corporate governance practices. We have adopted Corporate Governance Guidelines as a set of guiding principles by which govern our affairs and the affairs of the Bank. Our Corporate Governance Guidelines address, among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, board of director committees and selection of new directors. In addition, our board of directors has adopted a Code of Conduct that applies to all of our directors, officers and employees, as well as a separate Code of Ethics for Principal Executive and Senior Financial Officers, including our Chief Executive Officer and Chief Financial Officer. Upon completion of the offering, our Corporate Governance Guidelines, as well the Code of Conduct and Code of Ethics, will be available on our website at www.mybankwell.com. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by the Nasdaq Stock Market rules.
Director qualifications.   We believe the current composition of our boards of directors reflect and support our strategic direction and that our directors bring skills, experience, background and commitment that are relevant to and support our key strategic and operational goals. We will seek to continue to enhance our board’s alignment and strengthen our board of directors when we add new members. Community leadership is an important consideration in reviewing and selecting board candidates. Consideration is given to candidates who can provide diversity to our board of directors reflective of the community we serve. Where other criteria in terms of character, skills, experience, track record and commitment are assessed by the Governance Committee to be equivalent, candidates reflecting such diversity may be given preference. With respect to re-nominations of sitting directors, the Governance Committee and our board of directors considers individual performance as a director and any material changes in the director’s professional or job status, or community involvement. The Governance Committee is also guided in this effort by an annual assessment of our directors. A director may not serve on the board of more than four (4) public companies.
We have not adopted a formal policy on diversity. Our board of directors will consider diversity when selecting candidates for future board service. When our board of directors determines there is a need to fill a director position, we begin to identify qualified individuals for consideration. We seek individuals that possess skill sets that a prospective director will be required to draw upon in order to contribute to our board of directors, including professional experience, education, and local knowledge. While education and skills are important factors, we also consider how candidates will contribute to the overall balance of our board of directors, so that we will benefit from directors with different perspectives, varying view points and wide-ranging backgrounds and experiences. We view and define diversity in its broadest sense, which includes gender, ethnicity, education, experience and leadership qualities.
Director independence.   Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the Nasdaq Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. We believe that all of our directors except Ms. Patterson and Mr. Forgotson will be independent for Nasdaq Stock Market rules. We believe that in addition to Ms. Patterson and Mr. Forgotson, Messrs. Afragola, Castiglioni, Dale, Fitzgibbon, Fitzpatrick, Halsell and Lambert are not currently eligible to be independent members of the Audit Committee. Shareholders wishing to communicate directly with the independent members of the board of directors may send correspondence to Bankwell Financial Group, Inc., Attn.: Mr. T. Brock Saxe, 220 Elm Street, New Canaan, Connecticut 06840.
Board Leadership.   Our board of directors has appointed Mr. Drexler as our Chairman of our board of directors. In prior years, the Company’s Chief Executive Officer also served as its Chairman. However, when Mr. Afragola retired in 2009, we decided that Mr. Drexler, who has over six years experience serving on our board of directors, was the most suitable person to fill this position. By having another director serve as chairman, Ms. Patterson is able to focus her time on running the Company.
Compensation Committee Interlocks and Insider Participation.   Upon closing of this offering, none of the members of our Compensation Committee will be or will have been an officer or employee of the Company or the Bank. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.
Risk Oversight.   Risk is an inherent part of the business of banking, including credit risk relating to its loans and interest rate risk related to its entire balance sheet. Our board of directors oversees these risks through the adoption of policies and by delegating oversight to certain committees, including the Audit Committee of our board of directors and the Loan Committee and Asset/Liability Committee of the Bank and Company. These committees exercise oversight by establishing a corporate environment that promotes timely and effective disclosure, fiscal accountability and compliance with all applicable laws and regulations.
Committees of the Company’s Board of Directors
Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee and the Governance Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.
Audit Committee.   The Audit Committee assists our board of directors in its oversight of internal accounting and operational controls and regulatory compliance of the Bank. Among other things, the Audit Committee mandates include the following:
•
  to assist our board of directors with its oversight of the integrity of our financial statements, financial reporting, processes and systems of internal controls regarding finance, accounting and legal and regulatory compliance;
•
  to establish qualifications for, select and appoint our independent auditors and internal auditors, pre-approve all audit and non-audit services to be provided, and establish the fees and other compensation to be paid to the independent and internal auditors;
•
  to oversee and monitor the independence and performance of our independent auditors and internal auditing function;

•
  to provide oversight of our risk management activities by reviewing the accounting, financial reporting and internal controls practices, as well as the Compliance Policy, Compliance Program, and Fair Lending Program of the Bank;
•
  to establish procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters; including confidential, anonymous submissions by employees of concerns regarding accounting, internal controls or auditing matters;
•
  to ensure appropriate management action is taken to address existing or potential control issues brought to the attention of the Audit Committee by personnel, the Company’s internal or independent auditors, or their regulators, and
•
  to approve the Audit Committee report required by the SEC to be included in the annual proxy statement.
The Audit Committee works closely with management and our independent auditors. Our Chief Risk Officer reports directly to our Audit Committee Chair. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding to engage outside legal, accounting or other consultants that it deems necessary to provide advice to the Audit Committee for any matters related to the discharge of the Audit Committee’s duties and responsibilities. Our board of directors has adopted a written charter for the Audit Committee which is available on our website at www.mybankwell.com. The Audit Committee currently consists of Messrs. Afragola, Dale, Drexler, Jones (Chair) and Liss. We expect that all members of the Audit Committee will be independent members of the Audit Committee upon the completion of the offering. Messrs. Jones and Liss qualify as “audit committee financial experts.”
Compensation Committee.   The Compensation Committee assists our board of directors in its oversight of compensation for all employees, including benefit plans. The Compensation Committee has direct responsibility for executive officer compensation and consideration of risk implications regarding same. The Compensation Committee also has responsibility for overseeing succession planning and director compensation recommendations. The Compensation Committee’s mandate includes the following:
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  to assist our board of directors in fulfilling its responsibilities with respect to the oversight of the Company’s affairs in the areas of employee compensation plans, policies and programs;
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  to determine specific executive officer (defined as all direct reports to the Chief Executive Officer, or as otherwise identified by our board of directors) compensation and benefits, and to approve and administer all executive officer contracts;
•
  to develop and maintain incentive compensation programs that are designed to:
°
  reward high performance, promote accountability and adherence to our values and the code of conduct;
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  align employee interests with the interests of our shareholders, through the use of equity plans approved by our board of directors;
°
  attract, develop and retain talented leadership to serve our long-term best interests;
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  reflect appropriate consideration of current best practices for programs with similar goals and objectives; and
°
  avoid the encouragement of excessive risk-taking arising from our incentive compensation policies and practices, and mitigate material risks as necessary with effective controls and risk management processes;
•
  to monitor the performance of our management committee(s) administering any qualified and non-qualified benefit plans; and
•
  to produce the Compensation Committee report on executive compensation to be included as part of our annual proxy statement and to review and approve the proxy statement disclosure regarding the presence or absence of material risks in the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect.
Our board of directors has adopted a written charter for the Compensation Committee which is available on our website at www.mybankwell.com. The Compensation Committee currently consists of Messrs. Castiglioni, Drexler, Fieber (Chair), Fitzgibbon, Lampert and Liss. We expect that all members of the Compensation Committee will be independent upon the completion of the offering. The Compensation Committee has retained an outside independent compensation consultant to provide advice to the Compensation Committee for any matters related to the discharge of the Compensation Committee’s duties and responsibilities.
Governance Committee.   The Governance Committee assists our board of directors in its oversight of corporate governance policies and practices, board composition and director nomination and related matters. The Governance Committee’s mandate includes the following:
•
  to oversee the composition of our board of directors and its committees, including developing a nominating process for our board of directors, developing criteria for Board of Director membership, recruitment of qualified candidates for our board of directors, reviewing and making recommendations to the full board of directors concerning director succession planning, review of our board of directors size, committee structure and assignments of board members to serve on and to chair board of directors committees;
•
  to oversee our corporate governance policies and practices including, as appropriate, a board, committee and director assessment process, programs for orientation and continuing education programs for members of our board of directors and other related matters consistent with corporate governance best practices, and compliance with NASDAQ corporate governance rules if necessary; and
•
  to regularly review the scope and conduct of our board of director meetings and the scope and content of information supplied to our board of directors, and to make recommendations to our board of directors with respect to any enhancements therein. The Governance Committee conducts a director self-assessment process on an annual basis that addresses these and other points.
Our board of directors has adopted a written charter for the Governance Committee which is available on our website at www.mybankwell.com. The Governance Committee currently consists of Messrs. Dale, Fieber, Halsell, Jones, Lampert and Saxe (Chair). We expect that all members of the Governance Committee will be independent upon the completion of the offering.

EXECUTIVE COMPENSATION
Our named executive officers for 2012, which consist of our principal executive officer and the two other most highly compensated executive officers, are:
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  Peyton R. Patterson, our Chief Executive Officer and President;
•
  Ernest J. Verrico, Sr., our Executive Vice President and Chief Financial Officer; and
•
  Heidi DeWyngaert, our Executive Vice President and Chief Lending Officer.
We have entered into employment agreements with each of our named executive officers.
See “— Employment Agreements.”
Summary Compensation Table
The following table provides information regarding the compensation of our named executive officers for our fiscal years ended December 31, 2012, 2011 and 2010. Except as set forth in the notes to the table, all cash compensation for each of our named executive officers was paid by the Bank, where each serves in the capacity indicated below.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Peyton R. Patterson Chief Executive Officer and President (Company)(4) Chief Executive Officer (Bank)	2012	240,385	-0-	600,000	-0-	-0-	-0-	7,200	847,585
Ernest J. Verrico, Sr. EVP and CFO (Company and Bank)	2012	181,635	-0-	60,000	-0-	39,680	-0-	10,738	292,053
	2011	172,154	-0-	75,000	-0-	52,707	-0-	9,960	309,821
	2010	159,885	-0-	-0-	10,102	36,250	-0-	2,772	209,009
Heidi DeWyngaert EVP and CLO (Company) President (Bank)	2012	230,596	-0-	82,500	-0-	51,048	-0-	9,900	374,044
	2011	222,750	-0-	75,000	-0-	66,469	-0-	9,688	374,187
	2010	213,635	-0-	-0-	-0-	52,500	-0-	9,672	275,807

(1)
  These amounts represent, for stock awards, the amount for shares vested during 2012, and the aggregate grant date fair market value of stock option awards (calculated in accordance with FASB ACS Topic 718) made to the executive officers named above, in all cases pursuant to the Company’s stock plans.
(2)
  These amounts represent cash bonus incentives earned for performance in 2012, 2011 and 2010 as applicable, pursuant to the Executive Incentive Plan.
(3)
  The 2012 amounts listed represent: for Ms. Patterson, a $7,200 automobile allowance; for Mr. Verrico, a $3,600 phone and travel allowance and a $7,138 matching contribution made by the Company under the Company’s 401(k) Plan; and for Ms. DeWyngaert, a $2,400 phone and travel allowance and a $7,500 matching contribution made by the Company’s 401(k) Plan.
(4)
  Ms. Patterson joined the Company as Chief Strategic Officer in April 2012. The amounts shown include her time in that capacity and, as of September 2012, President and Chief Executive Officer of the Company and Chief Executive Officer of the Bank.

Outstanding Equity Awards at 2012 Fiscal Year-End
The following table provides information regarding outstanding equity awards held by each of our named executive officers on December 31, 2012. All of the stock options shown in the table below were granted under the 2012 BNC Financial Group, Inc. Stock Plan, or the 2012 Plan. All of the stock options shown in the table below were granted with a per share exercise price equal to the fair market value of our common stock on the grant date. Each of the stock options set forth below vests ratably in annual installments over a period of five years from the grant date, beginning on the first anniversary of the grant date. No stock options were exercised by our named executive officers during fiscal 2012.

		Option awards			Stock awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(3)
Peyton R. Patterson(1)	—	—	—	—	24,000	$360,000
Ernest J. Verrico(2)	3/4/10	4,000	$11.00	3/4/2020	6,200	$93,000
Heidi DeWyngaert(3)	7/6/04	6,000	$10.00	7/6/2014	11,400	$171,000
	3/1/05	1,500	$14.50	3/1/2015	—	—
	3/29/06	2,000	$16.00	3/29/2016	—	—
	1/2/08	4,000	$20.70	1/2/2018	—	—
	3/26/08	8,580	$20.70	3/26/2018	—	—
	6/23/09	900	$12.64	6/23/2019	—	—
___________________________
(1)
  Ms. Patterson was awarded 40,000 shares of restricted stock on April 6, 2012. The stock was valued at $15.00 per share and vests as follows: 8,000 shares on April 6th in each of 2012, 2013, 2014, 2015 and 2016.
(2)
  Options vest at the rate of 20% per year, with the following vesting dates of March 4th in each of 2011, 2012, 2013, 2014, and 2015. Vesting may be accelerated under the circumstances described in Mr. Verrico’s employment agreement and the Company’s stock plans. Total stock options awarded are 4,000. Mr. Verrico was awarded 5,000 shares of restricted stock on March 22, 2011. The stock was valued at $15.00 per share and vests over five (5) years as follows: 1,000 shares of our common stock on March 22nd in each of 2012, 2013, 2014, 2015 and 2016. Mr. Verrico was awarded 4,000 shares of restricted stock on March 27, 2012. The stock was valued at $15.00 per share and vests over five (5) years as follows: 800 shares of common stock on March 27th in each of 2013, 2014, 2015, 2016 and 2017.
(3)
  Options vest at the rate of 33 1∕3% per year, with the following vesting dates of July 6th in each of 2004, 2005 and 2006; March 1st in each of 2005, 2006 and 2007; March 29th in each of 2007, 2008 and 2009, January 28th in each of 2009, 2010 and 2011; and at a rate of 14 1∕4% per year for options issued on March 26, 2008 which have the following vesting dates March  26th in each of 2009, 2010, 2011, 2012, 2013, 2014 and 2015. Vesting is conditioned on the named individual remaining an employee until the end of each vesting period. Vesting may be accelerated under the circumstances described in Ms. DeWyngaert’s employment agreement and the Company’s stock plans. Total stock options awarded are 27,000. Ms. DeWyngaert was awarded 5,000 shares of restricted stock on March 22, 2011. The stock was valued at $15.00 per share and vests over five (5) years as follows: 1,000 shares on March 22nd in each of 2012, 2013, 2014, 2015 and 2016. Ms. DeWyngaert was awarded 5,500 shares of restricted stock on March 27, 2012. The stock was valued at $15.00 per share and vests over five (5) years as follows: 1,100 shares on March 27th in each of 2013, 2014, 2015, 2016 and 2017.

Employment Agreements
Ms. Peyton R. Patterson entered into an employment agreement with the Company on April 16, 2012. Pursuant to the agreement, Ms. Patterson served as Chief Strategic Officer of the Company from April 16, 2012 until September 3, 2012, or the Interim Period. On September 4, 2012 Ms. Patterson began to serve as our President and Chief Executive Officer and Chief Executive Officer of the Bank. The agreement is for a term of three years ending on April 16, 2015; provided that on the April 16, 2013 and each annual anniversary thereafter, the agreement automatically renews for successive periods of one year, unless earlier terminated pursuant to the terms thereof or either party provides written notice of its or her intention not to extend the agreement by the January 31st preceding the applicable renewal date. The employment agreement provides for a salary for the Interim Period of $250,000 annualized, and an initial annual base salary of $500,000 as of September 4, 2012. Ms. Patterson is eligible to participate in the Company’s Executive Incentive Compensation Plan, or the Executive Incentive Compensation Plan, beginning in the 2013 fiscal year and continuing thereafter. In connection with entering into the employment agreement, Ms. Patterson was awarded 40,000 shares of restricted stock, vesting in five equal annual installments beginning on April 16, 2012. She is entitled to benefits similar to those provided for other employees and perquisites customary to her position. Ms. Patterson’s employment agreement provides for a severance payment of between 24 and 36 months’ base salary and incentive payment if she is terminated by us without cause or if she terminates the agreement for good reason. Events constituting “good reason” include a material reduction in the executive’s salary or executive incentive plan bonus target, a relocation of the executive’s principal place of employment by more than fifty miles, any material breach by us of any material provision of the executive’s employment agreement, our failure to obtain the agreement of our successor to assume the executive’s employment agreement, a material adverse change in the executive’s title, authority, duties or responsibilities, and a material adverse change in the executive’s reporting structure. Ms. Patterson’s employment agreement also provides for change in control protection consisting of a lump sum payment of three times her annual salary and incentive payment and the immediate vesting of any equity awards, other than stock options or stock appreciation rights that are intended to constitute performance-based compensation under Section 162(m)(4)(C) of the Internal Revenue Code. The agreement also provides for a modified gross-up for 280G excise taxes. Under the modified tax gross-up, until April 16, 2017, if a reduction of 10% or less in any change in control payment owed to Ms. Patterson would avoid imposition of the 280G excise tax, then the change in control payment will be reduced to the minimum extent necessary in order to avoid imposition of the 280G excise tax. Alternatively, if a reduction of 10% or less would not avoid imposition of the 280G excise tax or if Ms. Patterson’s employment agreement is extended beyond April 16, 2017, then Ms. Patterson will be entitled to receive a gross-up for such tax. All compensation paid to Ms. Patterson is subject to clawback (recoupment) as may be required to be made under applicable law, regulation or stock listing requirement.
Mr. Ernest J. Verrico, our and the Bank’s Executive Vice President and Chief Financial Officer, entered into an employment agreement with us on April 23, 2013 which provides for a term ending on December 31, 2014 with an initial annual base salary of $185,000. We may extend the employment agreement for additional one year periods by providing Mr. Verrico notice no later than October 1 of each year. Mr. Verrico is eligible for annual salary increases as determined by our board of directors. Mr. Verrico is eligible to participate in the Executive Incentive Compensation Plan. He is also entitled to benefits similar to those provided for other employees and perquisites customary to his role with us. Mr. Verrico’s employment agreement provides for a severance payment of up to one year base salary plus pro-rated target bonus if he is terminated by us without cause or if he terminates the agreement for good reason. Events constituting “good reason” include a material reduction in the executive’s salary or executive incentive plan bonus target, a relocation of the executive’s principal place of employment by more than fifty miles, any material breach by us of any material provision of the executive’s employment agreement, our failure to obtain the agreement of our successor to assume the executive’s employment agreement, a material adverse change in the executive’s title, authority, duties or responsibilities, and a material adverse change in the executive’s reporting structure. Mr. Verrico’s employment agreement also provides for change in control protection consisting of a lump sum payment of two times his annual salary and target bonus plus pro-rated target bonus for the year of termination, plus COBRA reimbursement based on the difference between active participant cost and COBRA cost if he is terminated by us without cause or terminates with good reason following a change in control event. The agreement contains change in control limitation provisions such that if the change in control payment to Mr. Verrico exceeds the limit on such payments pursuant to Internal Revenue Code Section 280G, the payment will be reduced so it does not exceed that limit. Pursuant to Mr. Verrico’s employment agreement, any incentive-based compensation paid to him is subject to clawback pursuant to applicable law, regulation or stock listing requirement.
We entered into an employment agreement with Ms. DeWyngaert, our Executive Vice President and Chief Loan Officer and the Bank’s President on January 30, 2013. The employment agreement has a term ending December 31, 2014 and provides for an initial annual base salary of $238,000. We may extend the employment agreement for additional one year periods by providing Ms. DeWyngaert notice no later than October 1 of each year. She is eligible for annual salary increases as determined by our board of directors. Ms. DeWyngaert is eligible to participate in the Executive Incentive Compensation Plan. She is also entitled to benefits similar to those provided for other employees and perquisites customary to her position at the Company. Ms. DeWyngaert’s employment agreement provides for a severance payment of up to one year base salary plus pro-rated target bonus if she is terminated by us without cause or if she terminates the agreement for good reason. Events constituting “good reason” include a material reduction in the executive’s salary or executive incentive plan bonus target, a relocation of the executive’s principal place of employment by more than fifty miles, any material breach by us of any material provision of the executive’s employment agreement, our failure to obtain the agreement of our successor to assume the executive’s employment agreement, a material adverse change in the executive’s title, authority, duties or responsibilities, and a material adverse change in the executive’s reporting structure. Ms. DeWyngaert’s employment agreement also provides for change in control protection consisting of a lump sum payment of two times her annual salary and target bonus plus pro-rated target bonus for the year of termination, plus COBRA reimbursement based on the difference between active participant cost and COBRA cost, if she is terminated by us without cause or terminates with good reason following a change in control event. The agreement contains change in control limitation provisions such that if the change in control payment to Ms. DeWyngaert exceeds the limit on such payments pursuant to Internal Revenue Code Section 280G, the payment will be reduced so it does not exceed that limit. Pursuant to Ms. DeWyngaert’s employment agreement, any incentive-based compensation paid to her is subject to clawback pursuant to applicable law, regulation or stock listing requirement.
Ms. Brathwaite, our Executive Vice President and Chief Operating Officer, entered into an employment agreement with us on April 1, 2013 which provides for an employment period ending December 31, 2014 with a base salary of $275,000 per year. We may extend the employment agreement for additional one year periods by providing Ms. Braithwaite notice no later than October 1 of each year. She is eligible for annual salary increases as determined by our board of directors. Ms. Brathwaite is eligible to participate in the Executive Incentive Compensation Plan. She is also entitled to benefits similar to those provided for other employees and perquisites customary to her role with us. Ms. Brathwaite’s employment agreement provides for a severance payment of up to one year base salary plus pro-rated target bonus, plus COBRA reimbursement based on the difference between active participant cost and COBRA cost if she is terminated by us without cause or if she terminates the agreement for good reason. Events constituting “good reason” include a material reduction in the executive’s salary or executive incentive plan bonus target, a relocation of the executive’s principal place of employment by more than fifty miles, any material breach by us of any material provision of the executive’s employment agreement, our failure to obtain the agreement of our successor to assume the executive’s employment agreement, a material adverse change in the executive’s title, authority, duties or responsibilities, and a material adverse change in the executive’s reporting structure. Ms. Brathwaite’s employment agreement also provides for change in control protection consisting of a lump sum payment of two times her annual salary and target bonus plus pro-rated target bonus for the year of termination, plus COBRA reimbursement based on the difference between active participant cost and COBRA cost, if she is terminated or terminates with good reason following a change in control event. The employment agreement contains change in control limitation provisions such that if the change in control payment to Ms. Brathwaite exceeds the limit on such payments pursuant to Internal Revenue Code Section 280G, the payment will be reduced so it does not exceed that limit. Pursuant to Ms. Brathwaite’s employment agreement, any incentive-based compensation paid to her is subject to clawback pursuant to applicable law, regulation or stock listing requirement.
Stock Option and Equity Award Plans
Executive Incentive Plan.    On March 27, 2013, our Executive Incentive Compensation Plan or, the Executive Compensation Plan was approved. The Executive Compensation Plan is designed to provide cash compensation to our senior management for achieving budgeted profits and for outstanding performance in furthering our financial goals. The Executive Compensation Plan is administered by our Compensation Committee. Awards under the Executive Compensation Plan are normally based upon specific operating results and individual performance. The Compensation Committee reserves the right to amend or adjust payouts. Incentive awards paid under the Executive Compensation Plan are considered taxable income in the year paid. The Executive Compensation Plan includes a “clawback” provision providing for the forfeiture of incentives in the event of material financial restatements.
Equity Plans.   The Company has five equity award plans. Any future issuances of equity awards will be made under the 2012 Plan and/or any new plan adopted by the Company and its shareholders in the future. All equity awards made under the plans are made by means of an award agreement, which contains the specific terms and conditions of the grant, which may include terms relative to vesting, rights upon death, disability or other termination of service, rights upon change in change in control, acceleration of benefits, transferability and amendments.
On June 25, 2003, the Company’s shareholders adopted the 2002 Bank Management, Director and Founder Stock Option Plan, or the 2002 Plan. Under the 2002 Plan, 152,200 shares were made available to be issued as options. On July 26, 2006, the Company’s shareholders approved the 2006 Stock Option Plan, or the 2006 Plan. Under the 2006 Plan, 47,800 shares were made available to be issued as options. On June 27, 2007, the Company’s shareholders adopted the 2007 Bank of New Canaan Stock Option and Equity Award Plan, or the 2007 Plan, and 165,244 shares were made available for issuance as stock options and restricted stock pursuant to the 2007 Plan. On June 22, 2011, the Company’s shareholders adopted the 2011 BNC Financial Group, Inc. Stock Option and Equity Award Plan, or the 2011 Plan, together with the 2002 Plan, 2006, 2007 Plan and 2011 Plan, collectively referred to as the Other Plans. Under the 2011 Plan the following number of shares were made available for issuance: (i) 45,000 shares plus (ii) the aggregate number of shares and shares underlying grants that have not been reserved for issuance under the abovementioned plans as of September 1, 2011, plus (iii) any shares previously reserved for issuance under the abovementioned plans that, subsequent to September 1, 2011, pursuant to the terms of the such plans, are shares under grants that remain unexercised at the expiration, forfeiture or other termination of such grant, or are shares pursuant to a Grant that are forfeited or repurchased and thus become available for re-issuance under the abovementioned plans. On September 19, 2012, the Company’s shareholders adopted the 2012 BNC Financial Group, Inc. Stock Plan, or the 2012 Plan. On June 26, 2013, the Company’s shareholders adopted an amendment to the 2012 Plan. The Amendment provided for an aggregate number of shares reserved and available for issuance in the amount of an “overhang” of up to 12%. “Overhang” is defined as the aggregate number of grants outstanding but unexercised or unvested under the 2012 Plan and the Other Plans, plus the number of grants available to be granted under the 2012 Plan, divided by the total shares outstanding of the Company. The calculation is made once each year based on the facts available on the prior December 31; the Company’s board of directors can then elect to add to the 2012 Plan each year, up to a maximum 12% overhang.
Administration of the Plans.   The plans are administered by the Compensation Committee of our board of directors, which has significant discretion with respect to the issuance of awards, establishment of award terms and adoption of policies and practices related to the plans.
Share authorization.   As stated above, the 2012 Plan authorizes the issuance of up to 65,000 shares of common stock plus the “overhang” with respect to stock awards, of which an aggregate of 60,000 shares of common stock remain available for issuance under the plan as of June 30, 2013. Awards not yet made under the Other Plans, or which are forfeited under the Other Plans, may be issued under the 2012 Plan. In connection with recapitalizations, stock dividends, stock splits, combination of shares or other changes in the stock, our Compensation Committee will make adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the 2012 Plan and the terms of outstanding awards. If any shares of stock covered by an award granted under the 2012 Plan are not purchased or are forfeited or expire, or if an award otherwise terminates without delivery of any shares of stock subject thereto, or is settled in cash in lieu of shares of stock, then the number of shares of stock counted against the aggregate number of shares of stock available under the 2012 Plan with respect to the award will again be available for making awards under the 2012 Plan.
Stock options.   The stock options granted under the plans vest pursuant to the individual award agreement. The term of an option cannot exceed 10 years from the date of the grant. If we experience a change of control (as defined in each plan), unless otherwise provided in an award agreement, and subject to a potential roll over of stock options, all stock options become immediately exercisable. Stock options granted under the 2012 Plan do not become immediately exercisable if, as part of the transaction, the successor entity, with the approval of the Compensation Committee, provides for the stock options to roll over and after the transaction will be options for the successor’s shares of capital stock with substantially similar terms and conditions as the outstanding stock options prior to the transaction.
Restricted Stock Grants.   A participant who receives a restricted stock grant will have all the rights of a shareholder as to those shares, including, without limitation, the right to vote and the right to receive dividends on the shares. If we experience a change of control (as defined in each plan), unless otherwise provided in an award agreement, and subject to a potential roll over of restricted stock grants, all restrictions on restricted stock grants lapse. Restrictions on restricted stock grants awarded under the 2012 Plan will not lapse if, as part of the transaction, the successor entity, with the approval of the Compensation Committee, provides for the restricted stock grants to roll over and after the transaction will be restricted stock grants in the successor’s plan with substantially similar terms and conditions as the outstanding restricted stock grants prior to the transaction. Restricted Stock Units, or RSUs, are rights to receive shares of our common stock or cash based on the value of our common stock at the end of the restriction period, as determined by the Compensation Committee. A grantee of a RSU has none of the rights of a Company shareholder unless and until the shares of our common stock are delivered in satisfaction of such RSUs.
Stock Appreciation Rights.   A participant who receives a stock appreciation right, or a SAR, is entitled to surrender to the Company any then exercisable portion of the SAR in exchange for that number of shares of our common stock, cash, or both having an aggregate fair market value on the date of surrender equal to the product of (a) the excess of the fair market value of a share of our common stock on the date of surrender over the base price, as determined by the Compensation Committee, which shall be the fair market value of a share of our common stock on the date the SAR was granted, and (b) the number of shares subject to such SAR. SARs may become exercisable in full or in installments according to a vesting, as the Compensation Committee may determine. If we experience a change of control (as defined in each plan), unless otherwise provided in an award agreement, and subject to a potential roll over of SARs, all SARs shall become fully vested and immediately exercisable. SARs granted under the 2012 Plan do not become fully vested and immediately exercisable if, as part of the transaction, the successor entity, with the approval of the Compensation Committee, provides for the SARs to roll over and after the transaction will SARs in the successor’s plan with substantially similar terms and conditions as the outstanding SARs prior to the transaction.
Performance Grants.   The Compensation Committee may award performance grants subject to conditions and attainment of such performance goals over such periods as the Compensation Committee determines. A performance share has an initial value equal to the fair market value of our common stock as determined on the date the performance share is granted. To the extent earned, performance grants may be settled in cash, shares of our common stock or any combination thereof as determined by the Compensation Committee. If we experience a change of control (as defined in each plan), unless otherwise provided in an award agreement, and subject to a potential roll over of performance grants, all performance grants become fully vested. Performance grants awarded under the 2012 Plan do not become fully vested if, as part of the transaction, the successor entity, with the approval of the Compensation Committee, provides for the performance grants to roll over and after the transaction will be performance grants in the successor’s plan with substantially similar terms and conditions as the outstanding performance grants prior to the transaction.
Issued and Exercisable Equity Awards.   As of June 30, 2013, of the 410,244 stock awards authorized under the 2002, 2006, 2007 and 2011 Plans, 313,244 options have been issued to current and former employees, directors and founders of the Bank, and 97,000 shares of restricted stock have been awarded to current or former management. There were 2,000 options exercised in 2004, 387 options exercised in 2008, 2,000 options exercised in 2009, 520 options exercised in 2010, 2,000 options exercised in 2011 and no options were exercised in 2012 and 8,540 options were exercised in the six months ended June 30, 2013. There were 60,000 stock awards available to be issued as of June 30, 2013, before taking into account the increases allowed under the 2012 Plan.

Termination of the 2012 Plan.   In accordance with IRS requirements, the 2012 Plan will terminate upon its tenth anniversary in 2022.
Stock option activity.   Stock option activity during the periods indicated is as follows:

	Years Ended December 31,
	2012	2011	2010	2009	2008
Options outstanding at beginning of year	277,558	273,628	262,998	252,788	242,358
Granted	9,650	10,000	12,250	14,950	30,850
Forfeited	(14,850)	(4,070)	(1,100)	(2,740)	(15,033)
Exercised	—	(2,000)	(520)	(2,000)	(387)
Expired	—	—	—	—	(5,000)
Options outstanding at end of period	272,358	277,558	273,628	262,998	252,788
Weighted average exercise price
Granted	$15.00	$15.00	$11.00	$12.64	$20.61
Forfeited	13.13	16.20	14.56	16.31	20.76
Exercised	—	10.00	12.19	10.00	12.43
Expired	—	—	—	—	10.00
Options outstanding at end of period	14.69	14.60	14.58	14.74	14.84
401(k) Retirement Plan
We maintain a defined contribution 401(k) retirement savings plan for our employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code so that contributions to the plan and income earned on those contributions are not taxable to participants until withdrawn or distributed from the plan. Employees may elect to contribute through salary deductions on a before tax and after tax basis. We provide a discretionary matching contribution, which totaled $101,700 for 2012. Our match is 50% of the first 6% of employee contributions.
Director Compensation
We believe that to successfully recruit and retain talented directors of the caliber needed to effectively direct the Company, our director compensation package should be within the upper 25% of our banking peer group. We consider banks of similar asset size located throughout Connecticut to be the peer group. Additional public survey data may be consulted to assist us in determining competitive director compensation. We also believe that director compensation should serve to solidify the alignment of the shareholders’ interests with that of our board of directors and relate to our success or the success of us or our affiliates. Historically, no director fees have been paid until an affiliate achieves sustained profitability.
We pay our non-employee directors based on the director’s participation in our board of directors and committee meetings held throughout the year, and the Bank pays its directors in the same manner. Directors who are also our or the Bank’s employees do not receive any direct remuneration for serving as a director of the Bank or us. During 2012, directors received an annual retainer of $2,000. In addition directors received $500 per board meeting attended and $200 per committee meeting attended. The chairperson of a committee of our board of directors received an annual retainer of $1,000, the Vice Chairman of our board of directors received an annual retainer of $17,000 and the Chairman of our board of directors received an annual retainer of $33,000. Historically, we have not granted stock options to our directors as compensation for their services.
This compensation was recommended by the Compensation Committee and approved by our board of directors after careful and extended evaluation and consideration of the recommendation of its independent compensation consultant hired by the Compensation Committee to review our board of directors compensation relative to its affiliates and its peer groups.

The directors of the Bank are eligible to receive directors’ fees from the Bank. Our directors’ fees and any Bank directors’ fees are reviewed and approved by our Compensation Committee. We established a Deferred Director Compensation Plan in 2008. Directors who receive fees are eligible to participate in the BNC Financial Group, Inc. and Affiliates Deferred Compensation Plan for Directors, or the Directors Plan. The Directors Plan is a non-qualified deferred compensation plan designed to enable non-employee directors to defer receipt of compensation on a tax-advantaged basis. The deferred compensation is paid following retirement except under certain specified circumstances, including a severe financial hardship resulting from illness or accident, loss of property or other similiar extraordinary and unforeseeable circumstances. The Directors Plan invests solely in our common stock, which is purchased in the open market. The Directors Plan is administered by an independent third party.
The following table sets forth for the year ended December 31, 2012, the compensation paid or awarded by us to each of our current non-executive directors who was a director on December 31, 2012.

Name	Fees Earned or Paid in Cash ($)	Total Compensation ($)(1)
Frederick R. Afragola	12,800	12,800
George P. Bauer	3,500	3,500
Richard Castiglioni	12,400	12,400
Eric J. Dale	15,060	15,060
Blake S. Drexler	60,600	60,600
James A. Fieber	39,000	39,000
Mark Fitzgibbon	14,300	14,300
William J. Fitzpatrick, III	13,200	13,200
Hugh Halsell III	16,200	16,200
Daniel S. Jones	23,200	23,200
Carl R. Kuehner	4,600	4,600
Todd Lampert	16,460	16,460
Victor S. Liss	21,600	21,600
T. Brock Saxe	9,200	9,200
Total	262,120	262,120

(1)
  Compensation in the form of perquisites and other personal benefits provided by the Company has been omitted for each director as the total amount of those perquisites and personal benefits constituted less than $10,000 for the year ended December 31, 2012.
Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by the indemnification provisions in our current articles of incorporation and bylaws, as well as the articles of incorporation and bylaws of the Bank.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding the beneficial ownership of our common stock as of November 8, 2013, and as adjusted to reflect the completion of this offering, for:
•
  each person known to us to be the beneficial owner of more than five percent of our common stock;
•
  each of our directors and executive officers; and
•
  all directors and named executive officers, as a group.
We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Unless otherwise noted, the address for each shareholder listed on the table below is: c/o Bankwell Financial Group, Inc., 220 Elm Street, New Canaan, Connecticut 06840.
The table below calculates the percentage of beneficial ownership of our common stock based on 3,803,209 shares of common stock outstanding as of November 8, 2013 and           shares of common stock outstanding upon completion of this offering, except as follows. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or other convertible or exercisable securities held by that person that are currently exercisable or convertible or exercisable or convertible within sixty days of November 8, 2013. However, we did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).
Our directors and executive officers own 1,978,137 shares of our common stock as of November 8, 2013.

	Beneficial Ownership(1) Before this Offering			Beneficial Ownership After this Offering
Name of Beneficial Owner	Number of Shares		%	Number of Shares	%
5% Shareholder:
Wellington Fund(2)	370,000		9.73
Bauer Foundation	314,298		8.26
Directors and Executive Officers:
Frederick R. Afragola	49,652	(3)	1.30
George P. Bauer	314,298	(4)	8.26
Richard Castiglioni	3,200		*
Eric J. Dale	13,383		*
Blake S. Drexler	163,042	(5)	4.28
James A. Fieber	334,818	(6)	8.78
Mark Fitzgibbon	151,332		3.98
William J. Fitzpatrick	5,000		*
Merrill Jay Forgotson	37,500	(7)	*
Hugh Halsell, III	173,759	(8)	4.55
Daniel S. Jones	189,594	(9)	4.98
Carl R. Kuehner, III	277,058	(10)	7.26
Todd Lampert	40,254	(11)	1.05
Victor S. Liss	17,000		*

	Beneficial Ownership(1) Before this Offering			Beneficial Ownership After this Offering
Name of Beneficial Owner	Number of Shares		%	Number of Shares	%
T. Brock Saxe	100,597	(12)	2.64
Gail E.D. Brathwaite	—		—
Heidi DeWyngaert	52,650		1.57
Peyton R. Patterson	40,000	(13)	1.05
Ernest J. Verrico	15,000		*
All directors and executive officers as a group (19 persons)	1,978,137		50.47%

(1)
  Beneficially owned shares include shares over which the named person exercises either sole or shared voting power or sole or shared investment power. It also includes shares owned (i) by a spouse, minor children or by relatives sharing the same home, (ii) by entities owned or controlled by the named person and (iii) by other persons if the named person has the right to acquire such shares within 60 days of the exercise of any right or option. All shares identified above are owned of record individually or jointly or beneficially by the named person.
(2)
  Wellington Fund is comprised of the following entities: Ithan Creek Investors (Cayman) L.P. (39,500 shares); Bay Pond Investors (Bermuda) L.P. (112,200 shares); Bay Pond Partners, L.P. (158,100 shares); Wolf Creek Investors (Bermuda) L.P. (27,600 shares) and Wolf Creek Partners, L.P. (32,600 shares). These shares were purchased in a private placement pursuant to a Securities Purchase Agreement between the parties. The Securities Purchase Agreement contains terms and provisions customary for such transactions, including a preemptive right in favor of Wellington to participate in any private or public offering of shares of our common stock by the Company, including this offering, for a three year period from September 30, 2013 –  September 30, 2016.
(3)
  Includes vested options to purchase 10,000 shares of common stock granted under the 2002 Plan.
(4)
  Includes 314,298 shares held by the Bauer Foundation.
(5)
  Includes vested options to purchase 7,568 shares of common stock granted under the 2002 Plan, 2006 Plan and/or 2007 Plan.
(6)
  Includes vested options to purchase 8,400 shares of common stock granted under the 2002 Plan, 2006 Plan and/or 2007 Plan.
(7)
  35,000 shares are pledged as collateral to secure outstanding debt obligations.
(8)
  Includes vested options to purchase 14,021 shares of common stock granted under the 2002 Plan, 2006 Plan and/or 2007 Plan.
(9)
  Includes vested options to purchase 6,949 shares of common stock granted under the 2002 Plan, 2006 Plan and/or 2007 Plan.
(10)
  Includes vested options to purchase 10,756 shares of common stock granted under the 2002 Plan, 2006 Plan and/or 2007 Plan. 19,200 shares are held by the Alexandra Kuehner Irr Trust and the Tiffany Kuehner Irr Trust, of which Mr. Kuehner serves as trustee.
(11)
  Includes vested options to purchase 16,472 shares of common stock granted under the 2002 Plan, 2006 Plan and/or 2007 Plan. 3,582 shares are held by Mr. Lampert’s wife for a minor.
(12)
  Includes vested options to purchase 10,325 shares of common stock granted under the 2002 Plan, 2006 Plan and/or 2007 Plan. 70,181 shares are owned by Mr. Saxe’s company, Tombrock Corporation.
(13)
  Includes 40,000 shares of restricted stock, which vest over five (5) years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2012, and each proposed transaction in which:
•
  we have been or are to be a participant;
•
  the amount involved exceeds or will exceed $120,000; and
•
  any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.
Robinson & Cole, L.L.P.
Since January 2012, the Bank engaged the services of Robinson & Cole, L.L.P. with regard to The Wilton Bank merger transaction and another matter. Mr. Eric Dale is a member of our board of directors and partner of Robinson & Cole, L.L.P. To date in 2013, the Bank has paid Robinson & Cole, L.L.P. $125,996 and further fees are expected but not yet quantified in connection with the merger transaction.
Sandler O’Neill & Partners, L.P.
In 2013, the Bank engaged the services of Sandler O’Neill & Partners, L.P. for investment banking and other services. Mr. Mark Fitzgibbon is a member of our board of directors and a partner of Sandler O’Neill & Partners, L.P. To date in 2013, the Bank has paid Sandler O’Neill & Partners, L.P. $603,570 and the Bank expects to pay Sandler O’Neill & Partners, L.P. underwriting fees in connection with this Offering as described in “Underwriting”.
Ordinary Banking Relationships
Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, the Bank or us in the ordinary course of business. These transactions include deposits, loans and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.
The aggregate amount of extensions of credit, including overdraft protection, to directors and executive officers, including their immediate families and other associates, was $6.6 million as of June 30, 2013. All of the foregoing indebtedness was due to loans secured by mortgages held on local real estate. All extensions of credit were made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with others and do not represent more than a normal risk of collectability or present other unfavorable features. The Bank expects to have similar banking transactions in the future on comparable terms and conditions. All of these loans are performing as agreed.
Directed Share Program
At our request, the underwriters have reserved up to           shares of our common stock offered by this prospectus, which represents approximately          % of our outstanding common stock (assuming preferred converted to common) as of          , for sale, at the initial public offering price, to our executive officers, employees, business associates and related persons. Reserved shares purchased by our directors, executive officers, employees, business associates and related persons will be subject to the lock-up provisions described in “Underwriting — Lock-Up Agreements.”

Policies and Procedures Regarding Related Party Transactions
Transactions by the Bank or us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the FRA and the Federal Reserve Board’s Regulation W (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve Board’s Regulation O (which governs certain loans by the Bank to its executive officers, directors, and principal shareholders). We and the Bank have adopted policies designed to ensure compliance with these regulatory requirements and restrictions.
Prior to closing of this offering, our board of directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and Nasdaq concerning related party transactions. Related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Related parties include our directors (including nominees for election as directors), our executive officers, beneficial holders of more than 5% of our capital stock and the immediate family members of these persons. A designated officer, in consultation with management and outside counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, any such transaction will be referred to the Governance Committee for approval. In determining whether to approve a related party transaction, the Governance Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon closing of this offering, our Related Party Transactions Policy will be available on our website.

DESCRIPTION OF OUR CAPITAL STOCK
The following descriptions include summaries of the material terms of our certificate of incorporation, as amended, and amended and restated bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the certificate of incorporation, as amended, and amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.
General
We are authorized to issue 10,000,000 shares of common stock, no par value per share and 100,000 shares of preferred stock, no par value per share, of which 10,980 shares have been designated as Senior Non-Cumulative Perpetual Preferred Stock, Series C, no par value, or Series C preferred stock. The authorized but unissued shares of our capital stock will be available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.
Common Stock
As of June 30, 2013, a total of 3,338,153 shares of common stock were outstanding and held by approximately 391 shareholders of record. We have reserved an additional 304,640 shares of our common stock for issuance upon exercise of existing warrants. We have also reserved 475,244 shares of our common stock for issuance in connection with stock awards granted under our stock incentive plans, 415,244 of which awards have been issued as of the date of this prospectus.
Voting.   Each holder of our common stock is entitled to one vote for each share on all matters submitted to the shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our common stock are not entitled to cumulative voting in the election of directors.
Dividends and other distributions.   Subject to certain regulatory restrictions discussed in this prospectus and to the rights of holders of any preferred stock that we may issue, holders of common stock are entitled to receive dividends from legally available funds, when, as and if declared by our board of directors. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and liabilities (including all deposits in the Bank and interest accrued thereon) and any liquidation preference owed to any holders of then-outstanding preferred stock are paid.
Preemptive Rights.   The terms of our common stock do not entitle our shareholders to preemptive rights with respect to any shares of capital stock which may be issued. However, the Company entered into a securities purchase agreement with Wellington Fund and its affiliates in connection with their purchase of 370,000 shares of our common stock on September 30, 2013. The securities purchase agreement provides, among other things, that Wellington Fund shall have a preemptive right to maintain its percentage ownership of the Company’s issued and outstanding stock with respect to public or private offerings of our common stock, including this offering, for a three year period expiring September 30, 2016.
Preferred Stock
Our certificate of incorporation, as amended, permits us to issue one or more series of preferred stock and authorize our board of directors to designate the preferences, limitations and relative rights of any such series of preferred stock, in each case, without any further action by our shareholders. Each share of a series of preferred stock will have the same relative rights as, and be identical in all respects with, all the other shares of the same series. Preferred stock may have voting rights, subject to applicable law and determination at issuance of our board of directors. While the terms of preferred stock may vary from series to series, holders of our common stock should assume that all shares of preferred stock will be senior to our common stock in respect of distributions and on liquidation.
Although the creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of the holders of our common stock, the issuance of one or more series of preferred stock may affect the holders of common stock in a number of respects, including the following: by subordinating our common stock to the preferred stock with respect to dividend rights, liquidation preferences, and other rights, preferences, and privileges; by diluting the voting power of our common stock; by diluting the earnings per share of our common stock; and by issuing common stock, upon the conversion of the preferred stock, at a price below the fair market value or original issue price of the common stock that is outstanding prior to such issuance.
As of the date of this prospectus, one series of preferred stock is authorized, issued and outstanding. We issued 10,980 shares of our Series C preferred stock in connection with our participation in the Department of the Treasury’s Small Business Lending Fund program. Our Series A preferred stock and Series B preferred stock have been redeemed and cancelled.
Series C Preferred Stock.
Voting Rights.   The holders of the Series C preferred stock do not have voting rights other than with respect to certain matters relating to the rights of holders of Series C preferred stock, on certain corporate transactions and, if applicable, the election of additional directors described below.
In addition to any other vote or consent required by law or by our certificate of incorporation, the written consent of (x) the Treasury, if the Treasury holds any shares of Series C preferred stock, or (y) the holders of a majority of the outstanding shares of Series C preferred stock, voting as a single class, if the Treasury does not hold any shares of Series C preferred stock, is required to:
•
  amend our certificate of incorporation or the Certificate of Designation for the Series C preferred stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series C preferred stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up by or of us;
•
  amend our certificate of incorporation or the Certificate of Designation for the Series C preferred stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series C preferred stock;
•
  consummate a binding share exchange or reclassification involving the Series C preferred stock or our merger or consolidation of or with another entity, unless (1) the shares of Series C preferred stock remain outstanding or, in the case of a merger or consolidation in which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (2) the shares of Series C preferred stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions of the Series C preferred stock immediately prior to consummation of the transaction, taken as a whole;
•
  sell all, substantially all or any material portion of, our assets, if the Series C preferred stock will not be redeemed in full contemporaneously with the consummation of such sale; or
•
  consummate a Holding Company Transaction (as defined below), unless as a result of the Holding Company Transaction each share of Series C preferred stock will be converted into or exchanged for one share with an equal liquidation preference of preference securities of us or the acquiror, or the Holding Company Preferred Stock. Any such Holding Company Preferred Stock must entitle its holders to dividends from the date of issuance of such Holding Company Preferred Stock on terms that are equivalent to the terms of the Series C preferred stock, and must have such other rights, preferences, privileges and voting powers, and limitations and restrictions that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions of the Series C preferred stock immediately prior to such conversion or exchange, taken as a whole;
provided, however, that (1) any increase in the amount of our authorized shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series C preferred stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative, and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series C preferred stock and will not require the vote or consent of the holders of the Series C preferred stock.
A “Holding Company Transaction” means the occurrence of (a) any transaction that results in a person or group (1) becoming the direct or indirect ultimate beneficial owner of our common equity representing more than 50% of the voting power of the outstanding shares of our common stock or (2) being otherwise required to consolidate for GAAP purposes, or (b) any consolidation or merger of us or similar transaction or any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of our consolidated assets to any person other than one of our subsidiaries; provided that, in the case of either clause (a) or (b), we or the acquiror is or becomes a bank holding company or savings and loan holding company.
To the extent holders of the Series C preferred stock are entitled to vote, holders of shares of the Series C preferred stock will be entitled to one for each share then held.
The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Series C preferred stock would otherwise be required, all outstanding shares of the Series C preferred stock have been redeemed by us or called for redemption upon proper notice and sufficient funds have been deposited by us in trust for the redemption.
Dividends.   The Series C preferred stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The dividend rate can fluctuate on a quarterly basis during the first 10 quarters during which the Series C preferred stock is outstanding, based upon changes in the level of Qualified Small Business Lending or QSBL of the Bank. Based upon the increase in the Bank’s level of QSBL over a baseline level, the dividend rate for the initial dividend period has been set at one percent. For the second through ninth calendar quarters, the dividend rate may be adjusted to between one percent and five percent per annum, to reflect the amount of change in the Bank’s level of QSBL. As of June 30, 2013, the dividend rate remains at one percent. If the level of the Bank’s qualified small business loans declines so that the percentage increase in QSBL as compared to the baseline level is less than 10%, then the dividend rate payable on the Series C preferred stock would increase. For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed at between one percent and seven percent based upon the increase in QSBL as compared to the baseline. After four and one half years from issuance, the dividend rate will increase to 9%.
Dividends on the Series C preferred stock will be non-cumulative. If for any reason our board of directors does not declare a dividend on the Series C preferred stock for a particular dividend period, then the holders of the Series C preferred stock will have no right to receive any dividend for that dividend period, and we will have no obligation to pay a dividend for that dividend period. We must, however, within five calendar days, deliver to the holders of the Series C preferred stock a written notice executed by our Chief Executive Officer and Chief Financial Officer stating our board of directors’ rationale for not declaring dividends. Our failure to pay a dividend on the Series C preferred stock also will restrict our ability to pay dividends on and repurchase other classes and series of our stock.
When dividends have not been declared and paid in full on the Series C preferred stock for an aggregate of four or more dividend periods, and during that time we were not subject to a regulatory determination that prohibits the declaration and payment of dividends, we must, within five calendar days of each missed payment, deliver to the holders of the Series C preferred stock a certificate executed by at least a majority of the members of our board of directors stating that it used its best efforts to declare and pay such dividends in a manner consistent with safe and sound banking practices and the directors’ fiduciary obligations. In addition, our failure to pay dividends on the Series C preferred stock for five or more dividend periods will give the holders of the Series C preferred stock the right to appoint a non-voting observer on our board of directors, and our failure to pay dividends on the Series C preferred stock for six or more dividend periods will give the holders of the Series C preferred stock the right to elect two directors.
No Sinking Fund.   The Series C preferred stock is not subject to any sinking fund.
Priority of Dividends.   So long as any share of the Series C preferred stock remains outstanding, we may declare and pay dividends on our common stock only if full dividends on all outstanding shares of

Series C preferred stock for the most recently completed dividend period have been or are contemporaneously declared and paid. If a dividend is not declared and paid in full on the Series C preferred stock for any dividend period, then from the last day of that dividend period until the last day of the third dividend period immediately following it, no dividend or distribution may be declared or paid on our common stock.
Restrictions on Repurchases.   So long as any share of the Series C preferred stock remains outstanding, we may repurchase or redeem shares of our common stock, only if dividends on all outstanding shares of Series C preferred stock for the most recently completed dividend period have been or are contemporaneously declared and paid (or have been declared and a sum sufficient for payment has been set aside for the benefit of the holders of the Series C preferred stock as of the applicable record date).
Liquidation Rights.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of the Series C preferred stock will be entitled to receive for each share of Series C preferred stock, out of our assets proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock payment of an amount equal to the sum of (1) the $1,000 liquidation preference amount per share and (2) the amount of any accrued and unpaid dividends on the Series C preferred stock.
For purposes of the liquidation rights of the Series C preferred stock, neither a merger nor consolidation of us with another entity nor a sale, lease or exchange of all or substantially all of our assets will constitute a liquidation, dissolution or winding up of our affairs.
Redemption and Repurchases.   The Series C preferred stock may be redeemed at any time at our option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of its federal banking regulator.
To exercise the optional redemption right, we must give notice of the redemption to the holders of record of the Series C preferred stock, not less than 30 days and not more than 60 days before the date of redemption. In the case of a partial redemption of the Series C preferred stock, the shares to be redeemed will be selected either pro rata or in such other manner as our board of directors or a committee of the board of directors determines to be fair and equitable, provided that shares representing at least 25% of the aggregate liquidation amount of the Series C preferred stock are redeemed.
Shares of Series C preferred stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series C preferred stock.
Conversion.   Holders of the Series C preferred stock have no right to exchange or convert their shares into any other securities.
Warrants
In connection with previous offerings, we issued 945,789 Units to subscribers. Each Unit issued in these previous offerings represented one share of common stock and one non-transferable warrant. Each warrant allows a holder to purchase 0.3221 shares of common stock at an exercise price of $14.00 per share. Pursuant to the terms of the warrants, on June 23, 2010 our board of directors amended the exercise period for the warrants to extend from October 1, 2014 through December 1, 2014. None of the warrants may be exercised prior to October 1, 2014.
Anti-Takeover Effect of Governing Documents and Applicable Law
Provisions of Governing Documents.   Certain provisions of our certificate of incorporation and bylaws highlighted below may have anti-takeover effects and may delay, prevent or make more difficult unsolicited tender offers or takeover attempts that a shareholder may consider to be in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management. Among other things, our articles of incorporation and bylaws:
•
  prohibit shareholder action by written consent in lieu of a meeting;

•
  enable our board of directors to issue “blank check” preferred stock up to the authorized amount, with such preferences, limitations and relative rights, including voting rights, as may be determined from time to time by our board of directors;
•
  provide for the limitation of liability and indemnification of our officers and directors;
•
  require a 60% vote of our shareholders to repeal the sections of our certificate of incorporation addressing limitation of liability and indemnification of our officers and directors;
•
  enable our board of directors to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at the meeting;
•
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and
•
  establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of our board of directors.
The amendment of certain provisions of our certificate of incorporation, including, without limitation, provisions governing certain business combinations, special meetings of shareholders, director liability, removal of directors, nominations for directors, action by shareholders, approval for certain acquisitions and offers to acquire voting stock and consideration for merger consolidation or other offers must be approved by the affirmative vote of the holders of not less than sixty percent (60%) of the issued and outstanding shares of our capital stock entitled to vote thereon. If there is an action involving an “interested shareholder,” the affirmative vote of not less than sixty percent (60%) of the issued and outstanding shares of our capital stock entitled to vote thereon other than shares held by the “interested shareholder” is required.
Our Bylaws may be altered, amended, added to or repealed either by the affirmative vote of the holders of a majority of stock entitled to vote thereon or by the affirmative vote of a majority of our board of directors. However, the affirmative vote of sixty percent (60%) of the issued and outstanding shares entitled to vote thereon is required to amend certain bylaw provisions, including those dealing with shareholder’s meetings (including annual meetings), shareholder nomination of director candidates, removal of directors and filling of vacancies on our board of directors. If there is an “interested shareholder,” the sixty percent (60%) vote must include the affirmative vote of the issued and outstanding shares entitled to vote thereon held by shareholders other than the interested shareholder.
Provisions of applicable law.   The corporate laws and regulations applicable to us enable our board of directors to issue, from time to time and at its discretion, but subject to the rules of any applicable securities exchange, any authorized but unissued shares of our common stock or preferred stock. The ability of our board of directors to issue authorized but unissued shares of our common stock or preferred stock at its sole discretion may enable our board of directors to sell shares to individuals or groups who the board of directors perceives as friendly with management, which may make more difficult unsolicited attempts to obtain control of our organization. In addition, the ability of our board of directors to issue authorized but unissued shares of our capital stock at its sole discretion could deprive the shareholders of opportunities to sell their shares of common stock or preferred stock for prices higher than prevailing market prices.
Although our bylaws do not give our board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to our shareholders and us.
Under Connecticut banking law, no person may acquire beneficial ownership of ten percent or more of any class of voting securities of a Connecticut chartered bank, or any bank holding company of such a bank, without prior notification of, and lack of disapproval by the Connecticut Banking Department. The

Connecticut Banking Department will disapprove the acquisition if the bank has been in existence for less than five years, or if a holding company, if the subsidiary banks of which have been in existence for less than five years, unless the Connecticut Banking Department waives this five year restriction, or if the acquisition would result in the acquirer controlling 30% or more of the total amount of deposits in insured depository institutions in Connecticut. Similar restrictions apply to any person who holds 10% or more of any such class and desires to increase its holdings to 25% or more of such class.
The prior approval of the Federal Reserve Board under the Change in Bank Control Act of 1978 is required before any person could acquire “control” of the Company. “Control” is presumed to exist where the acquiring party will have voting control of at least ten percent of our common stock and if (1) we have a class of voting securities registered under Section 12 of the 1934 Act or (2) the acquiring party would be the largest holder of a class of voting securities of the Company immediately after the transaction.
The prior approval of the Federal Reserve Board under the Bank Holding Company Act of 1956 is required before any bank holding company could acquire five percent or more of our common stock and before any other company could acquire “control” of us. Under Federal Reserve Board policy, an investor can own up to 24.9% of our outstanding voting shares and obtain a board seat on our board of directors without being deemed to have acquired “control” of us. In addition, an investor can own up to 33% of our total equity (as opposed to 24.9%) without being deemed to have acquired “control,” provided that the investment does not include ownership of 15% or more of any class of voting securities.
Listing and Trading
Prior to this offer, our common stock was quoted on the OTCBB under the symbol “BWFG”. We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “BWFG.” See “Price Range of Our Common Stock.”
Transfer Agent and Registration
Upon completion of this offering, the transfer agent and registrar for our common stock will be Registrar and Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALE
Actual or anticipated sales of substantial amounts of our common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) could cause the market price of our common stock to decline significantly and make it more difficult for us to raise additional capital through a future sale of equity or equity-related securities at a time and on the terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our common stock as well as our ability to raise equity capital in the future.
Upon completion of this offering, we will have           shares of common stock issued and outstanding (             shares if the underwriters exercise in full their purchase option). In addition,           shares of our common stock are issuable upon the exercise of outstanding options and 304,640 shares of our common stock are issuable upon the exercise of warrants.
Of these shares, the           shares sold in this offering (or           shares, if the underwriters exercise their option in full) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining           outstanding shares will be deemed “restricted securities” under the Securities Act and may be sold in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption.
Lock-Up Agreements
Our executive officers and directors and certain other shareholders, who will own in the aggregate approximately           shares of our common stock after the offering, have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the completion of the offering. These lock-up restrictions may be extended in specified circumstances and are subject to certain exceptions. For additional information, see “Underwriting — Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.
Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144.
Rule 144
All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% shareholders and certain other related persons. Upon completion of the offering, we expect that approximately          % of our outstanding common stock (         % of our outstanding common stock if the underwriters exercise in full their purchase option) will be held by “affiliates.”
Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately           shares of our common stock immediately after this offering (assuming the underwriters do not elect to exercise their purchase option), or the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice, the availability of current public information about us and the filing of a form in certain circumstances.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.
Stock Incentive Plan
We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our equity incentive plans. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF COMMON STOCK
The following is a summary of certain material U.S. federal income tax consequences relevant to non-U.S. holders (as defined below) of the ownership and disposition of our common stock. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto and is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date of this Prospectus. These authorities may be changed, possibly with retroactive effective, so as to result in U.S. federal income tax consequences different from those set forth below.
We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.
This summary does not consider state or local tax consequences, or the tax consequences arising under the laws of any non-U.S. jurisdiction. This summary also does not consider the potential application of Medicare contribution tax or any tax considerations under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
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  banks, insurance companies, or other financial institutions;
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  persons subject to the alternative minimum tax;
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  tax-exempt organizations;
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  controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;
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  dealers in securities or currencies;
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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
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  persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
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  certain former citizens or long-term residents of the United States;
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  persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;
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  persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or
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  persons deemed to sell our common stock under the constructive sale provisions of the Code.
In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their own tax advisors.
You are urged to consult your own tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership, and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined
For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:
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  a partnership or entity classified as a partnership for U.S. federal-tax purposes;
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  an individual citizen or resident of the United States (for tax purposes);
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  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;
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  an estate whose income is subject to U.S. federal income tax regardless of its source; or
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  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.
Distributions
Distributions with respect to our common stock will be treated as dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.
Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the U.S. and your country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other applicable version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may seek a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold the stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.
Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable version of IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.
Gain on Disposition of Common Stock
Subject to the discussion below regarding foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:
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  the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States), in which case the special rules below apply;
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  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during a taxable year in which the sale or disposition occurs and certain other conditions are met, in which case the special rules described below apply; or

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  our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.
We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.
If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale. The amount of the gain subject to tax may be offset by U.S. source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.
U.S. Federal Estate Tax
Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty between the U.S. and the decedent’s country of residence provides otherwise.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.
Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or other applicable version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund, or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Foreign Accounts
A U.S. federal withholding tax of 30% may apply to dividends on, and the gross proceeds of a disposition of, our common stock, paid to certain foreign financial institutions (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). A U.S. federal withholding tax of 30% may also generally apply to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity (or certifying that it does not have any “substantial U.S. owners”). The withholding provisions described above generally apply to dividends paid on our common stock after June 30, 2014, and to the gross proceeds from the sale or other disposition of our common stock after December 31, 2016. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of these foreign account rules on their investment in our common stock.
Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING
We are offering the shares of our common stock described in this prospectus through several underwriters for whom Sandler O’Neill & Partners, L.P. is acting as representative. We have entered into an underwriting agreement dated          , with Sandler O’Neill & Partners, L.P., as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Sandler O’Neill & Partners, L.P.
Total
Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to approval of certain legal matters by their counsel and to certain other conditions, including the listing of our common stock on Nasdaq.
In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically.
Commission and Discounts
Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the underwriters.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option to purchase an additional           shares:

		Per Share		No Exercise		Full Exercise
Public offering price	$		$		$
Underwriting discount	$		$		$
Proceeds to us, before expenses	$		$		$
In addition to the underwriting discount, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, including marketing, syndication and travel expenses, and will pay the fees and expenses of the underwriters in connection with the directed share program and the reasonable fees and disbursements of counsel for the underwriters in connection with this offering and the directed share program, in each case regardless of whether this offering is consummated. These reimbursements and payments are estimated to be approximately $          and will not exceed $         . In addition to these amounts and the underwriting discount, we estimate the expenses of this offering to be approximately $          and are payable by us.
Option to Purchase Additional Shares
We have granted the underwriters an option to buy up to           additional shares of our common stock, at the public offering price less underwriting discounts. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected in the table above.

Lock-Up Agreements
Our executive officers and directors, and certain other persons, have entered into lock-up agreements with the underwriters. Under these agreements, each of these persons may not, without the prior written approval of the representatives, subject to limited exceptions:
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  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing; or
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  enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise
These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. At any time and without public notice, the representative may, in their sole discretion, release all or some of the securities from these lock-up agreements.
These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
These restrictions also apply to any issuer-directed “friends and family” shares of our common stock that any executive officer or director may purchase in the offering, including those described below under “Directed Share Program.”
Pricing of the Offering
Prior to this offering, the market for our common stock has been illiquid and the stock did not trade frequently. The initial public offering price was negotiated between the representatives of the underwriters and us. In addition to prevailing market conditions, among the factors considered in determining the initial public offering price of the common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the completion of the offering.
We have applied to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “BWFG.”
Indemnification and Contribution
We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.
Price Stabilization, Short Positions and Penalty Bids
To facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including:
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  stabilizing transactions;
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  short sales; and
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  purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ purchase option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.
Passive Market Making
In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters of their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to        shares of common stock offered by this prospectus for sale to our directors, officers, employees, business associates and related persons. Reserved shares purchased by our directors and officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.
Affiliations
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received, or may receive, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.
Mark Fitzgibbon, a member of our board of directors, is a principal and director of research with the representative. Please see “Certain Relationships and Related Transactions — Sandler O’Neill & Partners, L.P.”
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:
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  to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
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  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
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  to fewer than 100 natural or legal persons or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or
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  in any other circumstances which do not require the publication by us of a prospectus under Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State; and “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom
Each underwriter has represented and agreed that:
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  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and
•
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS
The validity of our common stock offered by this prospectus and other certain legal matters will be passed upon for us by Hinckley, Allen & Snyder LLP, Hartford, Connecticut. Certain matters will be passed upon for the underwriters by DLA Piper LLP (US), Washington, D.C.
EXPERTS
The consolidated financial statements of Bankwell Financial Group, Inc., (f/k/a BNC Financial Group, Inc.) and subsidiaries as of December 31, 2012 and 2011 and for the years then ended and the financial statements of The Wilton Bank as of December 31, 2012 and 2011 and for the years then ended, have been included herein in reliance on the reports of Whittlesley & Hadley P.C., independent registered public accounting firm, appearing elsewhere herein given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s Internet website at www.sec.gov.
Upon closing of this offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent registered public accounting firm.
We also maintain an Internet website at www.mybankwell.com. Information on, or accessible through, our website is not part of this prospectus.

Index to Financial Statements

Index to Financial Statements of Bankwell Financial Group, Inc.	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of June 30, 2013 (unaudited) and December 31, 2012 and 2011	F-3
Consolidated Statements of Income for the Six Months Ended June 30, 2013 and 2012 (unaudited) and the Years Ended December 31, 2012 and 2011	F-4
Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2013 and 2012 (unaudited) and the Years Ended December 31, 2012 and 2011	F-5
Consolidated Statements of Stockholders’ Equity for the Six Months Ended June 30, 2013 (unaudited) and the Years Ended December 31, 2012 and 2011	F-6
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2013 and 2012 (unaudited) and the Years Ended December 31, 2012 and 2011	F-7
Notes to Consolidated Financial Statements	F-8
Index to Financial Statements of The Wilton Bank
Report of Independent Registered Public Accounting Firm	F-46
Statements of Financial Condition as of June 30, 2013 (unaudited) and December 31, 2012 and 2011	F-47
Statements of Income for the Six Months Ended June 30, 2013 and 2012 (unaudited) and the Years Ended December 31, 2012 and 2011	F-48
Statements of Comprehensive Income for the Six Months Ended June 30, 2013 and 2012 (unaudited) and the Years Ended December 31, 2012 and 2011	F-49
Statements of Changes in Shareholders’ Equity for the Six Months Ended June 30, 2013 (unaudited) and the Years Ended December 31, 2012 and 2011	F-50
Statements of Cash Flows for the Six Months Ended June 30, 2013 and 2012 (unaudited) and the Years Ended December 31, 2012 and 2011	F-51
Notes to Financial Statements	F-52
All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

Report of Independent Auditors To The Board of Directors and Stockholders BNC Financial Group, Inc. New Canaan, Connecticut
Report on the Financial Statements
We have audited the accompanying consolidated balance sheets of BNC Financial Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of BNC Financial Group, Inc. and subsidiaries at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Hartford, Connecticut
March 27, 2013

Consolidated Balance Sheets
June 30, 2013 (Unaudited) and December 31, 2012 and 2011
(Dollars in thousands, except share data)

	June 30, 2013	December 31,
		2012	2011
	(Unaudited)
ASSETS
Cash and due from banks (Note 3)	$38,610	$28,927	$7,091
Held to maturity investment securities, at amortized cost (Note 4)	5,251	5,354	5,901
Available for sale investment securities, at fair value (Notes 4 and 13)	29,441	41,058	89,071
Loans held for sale	—	—	1,172
Loans receivable (net of allowance for loan losses of $8,224 at June 30, 2013 and $7,941 and $6,425 at December 31, 2012 and 2011, respectively) (Notes 5 and 16)	565,488	520,792	362,087
Foreclosed real estate	26	962	—
Accrued interest receivable	2,185	2,109	2,315
Federal Home Loan Bank stock, at cost (Note 9)	4,577	4,442	3,408
Leasehold improvements and equipment, net (Note 6)	2,334	2,518	2,446
Deferred income taxes, net (Note 10)	3,448	2,798	2,468
Other assets	2,892	2,828	1,396
Total assets	$654,252	$611,788	$477,355
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits (Notes 7 and 16)
Noninterest bearing deposits	$95,244	$78,120	$74,735
Interest bearing deposits	424,010	383,981	292,380
Total deposits	519,254	462,101	367,115

Advances from the Federal Home Loan Bank (Note 9)	69,000	91,000	58,000
Accrued expenses and other liabilities	5,439	7,153	3,052
Total liabilities	593,693	560,254	428,167
Commitments and contingencies (Note 8)
Stockholders’ equity (Notes 2, 12 and 15)
Preferred stock, senior noncumulative perpetual, Series C, no par; 10,980 shares issued and outstanding at June 30, 2013 and December 31, 2012 and 2011, respectively; liquidation value of $1,000 per share	10,980	10,980	10,980
Common stock, no par value; 10,000,000, 10,000,000 and 5,000,000 shares authorized, 3,387,653, 2,846,700 and 2,758,200 shares issued and 3,338,153, 2,797,200 and 2,758,200 shares outstanding at June 30, 2013 and December 31, 2012 and 2011, respectively.	45,667	38,117	37,554
Retained earnings (accumulated deficit)	3,351	926	(156)
Accumulated other comprehensive income – net unrealized gains on available for sale securities, net of taxes	561	1,511	810
Total stockholders’ equity	60,559	51,534	49,188
Total liabilities and stockholders’ equity	$654,252	$611,788	$477,355
See notes to consolidated financial statements.

Consolidated Statements of Income
For the Six Months Ended June 30, 2013 and 2012 (Unaudited) and the Years Ended
December 31, 2012 and 2011
(Dollars in thousands, except per share amounts)

	June 30,		December 31,
	2013	2012	2012	2011
	(Unaudited)
Interest income
Interest and fees on loans	$12,871	$10,398	$22,329	$17,621
Interest and dividends on securities	685	1,215	2,033	2,919
Interest on cash and cash equivalents	21	12	35	47
Total interest income	13,577	11,625	24,397	20,587
Interest expense
Interest expense on deposits	953	1,119	2,367	2,023
Interest on Federal Home Loan Bank advances	291	373	825	847
Total interest expense	1,244	1,492	3,192	2,870
Net interest income	12,333	10,133	21,205	17,717
Provision for loan losses	442	1,190	1,821	1,049
Net interest income after provision for loan losses	11,891	8,943	19,384	16,668
Noninterest income
Gains and fees from sales and referrals of loans	765	18	18	547
Net gain (loss) on sale of available for sale securities	648	(19)	(18)	250
Service charges and fees	205	169	345	337
Gain on sale of foreclosed real estate	66	—	—	—
Other	124	—	—	—
Total noninterest income	1,808	168	345	1,134
Noninterest expense
Salaries and employee benefits	5,240	4,547	9,426	8,506
Occupancy and equipment	1,560	1,390	2,941	2,383
Professional services	854	367	1,546	715
Data processing	505	467	1,202	865
Marketing	398	150	333	342
Director fees	278	192	366	288
FDIC insurance	230	208	365	472
Foreclosed real estate	4	38	9	—
Other	660	618	1,670	1,030
	9,729	7,977	17,858	14,601
Income before income tax expense	3,970	1,134	1,871	3,201
Income tax expense	1,490	434	657	997
Net income	$2,480	$700	$1,214	$2,204
Preferred stock dividends	(55)	(55)	(132)	(206)
Net income attributable to common stockholders	$2,425	$645	$1,082	$1,998
Earnings per common share – basic	$0.73	$0.23	$0.39	$0.72
Earnings per common share – diluted	0.69	0.23	0.38	0.71
See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
For the Six Months Ended June 30, 2013 and 2012 (Unaudited) and the Years Ended
December 31, 2012 and 2011
(In thousands)

	June 30,		December 31,
	2013	2012	2012	2011
	(Unaudited)
Net income	$2,480	$700	$1,214	$2,204
Net unrealized holding (loss) gain on available for sale securities during the period	(907)	735	1,130	1,272
Reclassification adjustment for (gain) loss realized in income	(648)	19	18	(250)
Net change in unrealized (loss) gain	(1,555)	754	1,148	1,022
Tax effect	605	(295)	(447)	(397)
Other comprehensive income (loss)	(950)	459	701	625
Total comprehensive income	$1,530	$1,159	$1,915	$2,829
See notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity
For the Six Months Ended June 30, 2013 (Unaudited) and the Years Ended
December 31, 2012 and 2011
(In thousands)

	Preferred Stock	Common Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2011	$5,037	$37,286	$(2,154)	$185	$40,354
Net income	—	—	2,204	—	2,204
Other comprehensive income, net of tax	—	—	—	625	625
Issuance of Series C preferred stock	10,980	—	—	—	10,980
Redemption of Series A preferred stock	(4,797)	—	—	—	(4,797)
Redemption of Series B preferred stock	(240)	—	—	—	(240)
Preferred stock dividends	—	—	(206)	—	(206)
Stock based compensation expense	—	250	—	—	250
Capital from exercise of stock options	—	18	—	—	18
Balance at December 31, 2011	10,980	37,554	(156)	810	49,188
Net income	—	—	1,214	—	1,214
Other comprehensive income, net of tax	—	—	—	701	701
Preferred stock dividends	—	—	(132)	—	(132)
Stock based compensation expense	—	563	—	—	563
Balance at December 31, 2012	10,980	38,117	926	1,511	51,534
Net income	—	—	2,480	—	2,480
Other comprehensive loss, net of tax	—	—	—	(950)	(950)
Preferred stock dividends	—	—	(55)	—	(55)
Stock based compensation expense	—	138	—	—	138
Capital from exercise of stock options	—	87	—	—	87
Capital from private placement	—	7,325	—	—	7,325
Balance at June 30, 2013 (unaudited)	$10,980	$45,667	$3,351	$561	$60,559
See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2013 and 2012 (Unaudited) and the Years Ended
December 31, 2012 and 2011
(In thousands)

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
Cash flows from operating activities
Net income	$2,480	$700	$1,214	$2,204
Adjustments to reconcile net income to net cash provided by operating activities:
Net accretion of premiums and discounts on investment securities	52	68	130	126
Provision for loan losses	442	1,190	1,821	1,049
Provision (benefit) for deferred taxes	(45)	(351)	(777)	(404)
Net (gain) loss on sales of available for sale securities	(648)	19	18	(250)
Depreciation and amortization	303	245	612	541
Loan principal sold	(26,032)	—	(575)	(46,035)
Proceeds from sales of loans	26,764	1,190	1,765	48,823
Net gain on sales of loans	(732)	(18)	(18)	(547)
Equity-based compensation	138	297	563	250
Gain on sale of foreclosed real estate	(66)	—	—	—
Net change in:
Deferred loan fees	189	244	539	344
Accrued interest receivable	(75)	252	206	(745)
Other assets	(63)	(1,708)	(1,432)	274
Accrued expenses and other liabilities	(1,717)	(460)	4,101	835
Net cash provided by operating activities	990	1,668	8,167	6,465
Cash flows from investing activities
Proceeds from principal repayments on available for sale securities	465	554	1,103	1,143
Proceeds from principal repayments on held to maturity securities	103	164	480	233
Net proceeds from sales and calls of available for sale securities	10,194	38,927	54,973	31,979
Purchases of available for sale securities	—	—	(6,997)	(69,026)
Net increase in loans	(45,327)	(83,900)	(162,026)	(80,704)
Purchases of leasehold improvements and equipment	(119)	(85)	(684)	(96)
Purchase of Federal Home Loan Bank stock	(134)	(26)	(1,034)	(84)
Proceeds from sale of foreclosed real estate	1,001	—	—	—
Net cash used by investing activities	(33,817)	(44,366)	(114,185)	(116,555)
Cash flows from financing activities
Net change in time certificates of deposit	40,096	(932)	(230)	(1,265)
Net change in other deposits	17,057	48,384	95,216	59,243
Net proceeds from (repayments of) FHLB advances	(22,000)	3,000	33,000	14,000
Issuance of Series C preferred stock	—	—	—	10,980
Redemption of Series A preferred stock	—	—	—	(4,797)
Redemption of Series B preferred stock	—	—	—	(240)
Proceeds from issuance of common stock	7,325	—	—	—
Exercise of options	87	—	—	18
Dividends paid on preferred stock	(55)	(55)	(132)	(206)
Net cash provided by financing activities	42,510	50,397	127,854	77,733
Net increase (decrease) in cash and cash equivalents	9,683	7,699	21,836	(32,357)
Cash and cash equivalents:
Beginning of year	28,927	7,091	7,091	39,448
End of period	$38,610	$14,790	$28,927	$7,091
Supplemental disclosures of cash flows information:
Cash paid for:
Interest	$1,255	$1,516	$3,208	$2,952
Income taxes	1,059	1,330	1,984	866
Noncash investing and financing activities
Loans transferred to foreclosed real estate	—	307	962	—
See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011
1.
  Nature of Operations and Summary of Significant Accounting Policies
BNC Financial Group, Inc. (the “Company”) is a federally-chartered bank holding company located in New Canaan, Connecticut. The Company operates two subsidiaries, The Bank of New Canaan (“BNC”) and The Bank of Fairfield (“TBF”), collectively referred to as “the Banks”. BNC operates a branch located in Stamford, Connecticut under the name Stamford First Bank (“SFB”).
The Banks are state charted commercial banks whose deposits are insured under the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation. The Banks provide a full range of banking services to commercial and consumer customers, primarily concentrated in the Fairfield County region of Connecticut. The Banks operate branch locations in New Canaan, Stamford and Fairfield, Connecticut.
Basis of consolidated financial statement presentation
The consolidated financial statements as of and for the years ending December 31, 2012 and 2011 have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and general practices within the banking industry. Such policies have been followed on a consistent basis.
The accompanying consolidated interim financial statements are unaudited and have been prepared in accordance with GAAP for interim financial information. These interim consolidated financial statements reflect, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position and the results of its operations and its cash flows at the dates and for the periods presented.
Management has evaluated subsequent events for potential recognition or disclosure in the consolidated financial statements through November 1, 2013, the date upon which the Company’s consolidated financial statements were available to be issued. No subsequent events were identified that would have required a change to the consolidated financial statements or disclosure in the notes to the consolidated financial statements, other than as disclosed in Note 17, Subsequent Events.
Use of estimates
In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenue and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to deferred taxes, the fair values of financial instruments and the determination of the allowance for loan losses. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions.
Principles of consolidation
The consolidated financial statements include the accounts of the Company and the Banks. All significant intercompany accounts and transactions have been eliminated in consolidation.
Significant concentrations of credit risk
Most of the Company’s activities are with customers located within Fairfield County and the surrounding region of Connecticut, and declines in property values in these areas could significantly impact the Company. The Company has significant concentrations in commercial real estate and interest-only residential mortgage loans. Management does not believe they present any special risk. The Company does not have any significant concentrations in any one industry or customer.
Cash and cash equivalents and statement of cash flows
Cash and due from banks and federal funds sold are recognized as cash equivalents in the consolidated statements of cash flows. Federal funds sold generally mature in one day. For purposes of reporting cash flows, all highly liquid debt instruments purchased with an original maturity of three months or less are

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

considered to be cash equivalents. Cash flows from loans and deposits are reported net. The balances of cash and due from banks and federal funds sold, at times, may exceed federally insured limits. The Company has not experienced any losses from such concentrations.
Investment securities
Management determines the appropriate classifications of investment securities at the date individual investment securities are acquired, and the appropriateness of such classifications is reaffirmed at each balance sheet date. The Company’s investment securities are categorized as either available for sale or held to maturity. Held to maturity investments are carried at amortized cost; available for sale securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss) as a separate component of capital, net of estimated income taxes.
Fair value is determined by applying the valuation framework in accordance with GAAP, which specifies a hierarchy of valuation techniques based on whether the inputs to those techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.
Investment securities are reviewed regularly for other-than-temporary impairment. For debt securities, other-than-temporary impairment is deemed to exist if the present value of the expected future cash flows is less than the amortized cost basis of the security. The credit loss component of an other-than-temporary impairment write-down is recorded in earnings, while the remaining portion of the impairment loss is recognized in other comprehensive income (loss), provided the Company does not intend to sell the underlying debt security and it is more likely than not that the Company will not be required to sell the debt security prior to recovery.
In determining whether a credit loss exists and the period over which the fair value of the debt security is expected to recover, management considers the following factors: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, any external credit ratings, the level of excess cash flows generated from the underlying collateral supporting the principal and interest payments of the debt securities, the level of credit enhancement provided by the structure and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
The sale of a held to maturity security within three months of its maturity date or after collection of at least 85% of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure.
Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains or losses on the sales of securities are recognized at trade date utilizing the specific identification method.
Federal Home Loan Bank stock
Federal Home Loan Bank of Boston (“FHLB”) stock is a non-marketable equity security that is carried at cost and evaluated for impairment.
Loans held for sale
Loans held for sale are those loans which management has the intent to sell in the foreseeable future, and are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized by a valuation allowance through a charge to noninterest income. Realized gains and losses on the sale of loans are recognized on the settlement date and are determined by the difference between the sale proceeds and the carrying value of the loans.
Loans may be sold with servicing rights released or retained. At the time of the sale, management determines the value of any retained servicing rights, which represents the present value of the differential between the contractual servicing fee and adequate compensation, defined as the fee a sub-servicer would

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

require to assume the role of servicer, after considering the estimated effects of prepayments. If material, a portion of the gain on the sale of the loan is recognized as due to the value of the servicing rights, and a servicing asset is recorded.
At December 31, 2012, there had been no loan sales to date where servicing rights had been retained.
Loans receivable
Loans receivable that management has the ability and intent to hold for the foreseeable future or until maturity or payoff are stated at their current unpaid principal balances, net of the allowance for loan losses, net deferred loan origination fees and unamortized loan premiums.
A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as a reduction in interest rate or deferral of interest or principal payments, due to the borrower’s financial condition.
Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are recorded as adjustments to the allowance for loan losses. A loan is considered impaired when it is probable that all contractual principal or interest payments due will not be collected in accordance with the terms of the loan agreement.
Management reviews all nonaccrual loans, other loans past due 90 days or more, and restructured loans for impairment. In most cases, loan payments that are past due less than 90 days are considered minor collection delays and the related loans are not considered to be impaired. Consumer installment loans are considered to be pools of small balance homogeneous loans, which are collectively evaluated for impairment.
Allowance for loan losses
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance for loan losses when management believes the non-collectability of a loan balance is confirmed. Subsequent recoveries, if any are credited to the allowance for loan losses.
The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.
The allowance for loan losses consists of specific and general components. The specific component relates to impaired loans that are classified as doubtful, substandard or special mention. For these loans, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors, and includes unallocated components maintained to cover uncertainties that could affect management’s estimation of probable losses, and reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies have the authority to require additions to the allowance or charge-offs based on the agencies’ judgments about information available to them at the time of their examination.
Interest and fees on loans
Interest on loans is accrued and included in income based on contractual rates applied to principal amounts outstanding. Accrual of interest is discontinued when loan payments are 90 days or more past due, based on contractual terms, or when, in the judgment of management, collectability of the loan or loan interest becomes uncertain. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Subsequent recognition of income occurs only to the extent payment is received subject to management’s assessment of the collectability of the remaining interest and principal. A nonaccrual loan is restored to accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt.
Loan origination fees, net of direct loan origination costs, are deferred and amortized as an adjustment to the loan’s yield generally over the contractual life of the loan, utilizing the interest method.
Foreclosed real estate
Assets acquired through deed in lieu or loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.
Leasehold improvements and equipment
Leasehold improvements and equipment are stated at cost, net of accumulated depreciation and amortization. Leasehold improvements are capitalized and amortized over the shorter of the terms of the related leases or the estimated economic lives of the improvements. Depreciation and amortization is charged to operations using the straight-line method over the estimated useful lives of the related assets which range from 3 to 30 years. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized.
Income taxes
The Company accounts for certain income and expense items differently for financial reporting purposes than for income tax purposes. Provisions for deferred taxes are being made in recognition of these temporary differences. The Company examines its financial statements, income tax provision and federal and state income tax returns and analyzes its tax positions, including permanent and temporary differences, as well as the major components of income and expense to determine whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. It is the Company’s policy to recognize interest and penalties related to unrecognized tax liabilities within income tax expense in the consolidated statements of income.
Related party transactions
The Company’s directors, officers and their affiliates have been customers of and have had transactions with the Banks, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposits accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, and on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. See Note 16.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Stock compensation
Stock-based compensation expense is measured as of the grant date, based on the fair value of the award, and is recognized as an expense over the employee requisite service period.
Earnings per share
Basic earnings per share (“EPS”) is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings.
Comprehensive income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the stockholders’ equity section of the balance sheets, such items, along with net income, are components of comprehensive income.
Fair values of financial instruments
The following methods and assumptions were used by management in estimating the fair value of its financial instruments:
Cash and due from banks, federal funds sold, accrued interest receivable and mortgagors’ escrow accounts:   The carrying amount is a reasonable estimate of fair value.
Investment securities:   Fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The fair value of securities is further classified in accordance with the framework specified in GAAP as discussed in Note 14.
FHLB stock:   The carrying value of FHLB stock approximates fair value based on the most recent redemption provisions of the FHLB, which occurred during the first quarter of 2012.
Loans held for sale:   The fair value is based upon prevailing market prices.
Loans receivable:   For variable rate loans which reprice frequently and have no significant change in credit risk, fair values are based on carrying values. The fair value of fixed rate loans are estimated by discounting the future cash flows using the year end rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
Deposits:   The fair value of demand deposits, regular savings and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit and other time deposits is estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits of similar remaining maturities to a schedule of aggregated expected maturities on such deposits.
Advances from the FHLB:   The fair value of the advances is estimated using a discounted cash flow calculation that applies current FHLB interest rates for advances of similar maturity to a schedule of maturities of such advances.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Recent accounting pronouncements
The following section includes changes in accounting principles and potential effects of new accounting guidance and pronouncements.
Accounting Standards Update No. 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”)
This Update states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in ASU 2013-11 are effective for nonpublic entities for fiscal years, and interim periods within those years, beginning after December 15, 2014, with early adoption permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. Management does not expect the implementation of this update to have a material effect on the Company’s consolidated financial statements.
Accounting Standards Update No. 2013-10, Derivatives and Hedging (Topic 815), Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes (“ASU No. 2013-10”)
This Update permits the Fed Funds Effective Swap Rate (OIS) to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to UST and LIBOR. The amendments also remove the restriction on using different benchmark rates for similar hedges. Prior to the amendments in this ASU, only U.S. Treasury and the LIBOR swap rates were considered benchmark interest rates. Including the Fed Funds Effective Swap Rate (OIS) as an acceptable U.S. benchmark interest rate in addition to U.S. Treasury and LIBOR rates provides a more comprehensive spectrum of interest rates to be utilized as the designated benchmark interest rate risk component under the hedge accounting guidance. The amendments in ASU 2013-10 are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. Management does not expect the implementation of this update to have a material effect on the Company’s consolidated financial statements.
Accounting Standards Update No. 2013-02 — Other Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”)
In February 2013, the FASB issued ASU 2013-02, to supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011). The amendments require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments in ASU 2013-02 are effective prospectively for nonpublic entities for reporting periods beginning after December 15, 2013. Management does not expect the implementation of this update to have a material effect on the Company’s consolidated financial statements.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Accounting Standards Update No. 2012-04 — Technical Corrections and Improvements (“ASU 2012-04”)
In October 2012, the FASB issued ASU 2012-04, to clarify the Codification, correct unintended application of guidance, and/or make minor improvements which the FASB did not expect to have a significant effect on current accounting practice. Specifically, this ASU includes technical corrections and improvements as well as conforming amendments related to fair value measurements. The technical corrections and improvements as well as conforming amendments related to fair value measurements are comprised  of:  (1) source literature amendments; (2) guidance clarification and reference corrections; and (3) relocated guidance. The conforming amendments related to fair value measurements do not introduce any new fair value measurements, but rather conform terminology to eliminate inconsistencies and clarify certain guidance in various topics of the codification to fully reflect the fair value measurement and disclosure requirements of ASC 820. Certain amendments and corrections in ASU 2012-04 do not have transition guidance and are effective upon issuance. The remaining amendments in ASU 2012-04 are effective for nonpublic entities for fiscal periods beginning after December 15, 2013. Management does not expect the implementation of this update to have a material effect on the Company’s consolidated financial statements.
Accounting Standards Update No. 2011-11 — Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”)
In December 2011, the FASB issued ASU 2011-11, enhancing disclosures about offsetting assets and liabilities by requiring improved information about financial instruments and derivative instruments that are either: (1) offset in accordance with certain rights to setoff conditions prescribed by current accounting guidance; or (2) subject to an enforceable master netting agreement or similar agreement, irrespective of whether they are offset in accordance to current accounting guidance. The amendments in ASU  No. 2011-11 are effective for annual reporting periods beginning on or after January 1, 2013. This information will enable users of an entity’s financial statements to evaluate the effects or potential effects of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. Management does not expect the implementation of this update to have a material effect on the Company’s consolidated financial statements.
Reclassification
Certain prior year amounts have been reclassified to conform with the current year financial statement presentation. These reclassifications only changed the reporting categories but did not affect the results of operations or financial position.
2.
  Preferred and Common Stock
Preferred stock
On February 27, 2009, the Company entered into a Letter Agreement, which includes a Securities Purchase Agreement (together, the “Purchase Agreement”), with the United States Department of the Treasury  (the “Treasury”) pursuant to which the Company issued and sold to the Treasury (i) 4,797 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par (the “Series A Preferred Stock”), having a liquidation preference of $1,000 per preferred share, for a total purchase price of $4,797,000 and (ii) a warrant (the “Warrant”) to purchase 240 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B, no par (the “Series B Preferred Stock”), with a liquidation preference of $1,000 per preferred share, at an exercise price of $.01. The Warrant had a ten-year term and was immediately exercisable. Immediately following the issuance of the Series A Preferred Stock and the Warrant, the Treasury exercised its rights under the Warrant to acquire 240 shares of the Series B Preferred Stock through a cashless exercise.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The Series A Preferred Stock and Series B Preferred Stock were fully redeemed by the Company on August 4, 2011  (see below). The Series A Preferred Stock paid cumulative dividends at a rate of 5% per 360-day year for the first five years and thereafter at a rate of 9% per 360-day year. The Series A Preferred Stock was non-voting. The Series B Preferred Stock paid cumulative dividends at a rate of 9% per 360-day year. The Series B Preferred Stock generally had the same rights and privileges as the Series A Preferred Stock.
The Company allocated the $4,797,000 in proceeds received from the Treasury between Series A Preferred Stock and Series B Preferred Stock, assuming that the Preferred Stock would be replaced with a qualifying equity offering and the Preferred Stock would therefore be redeemed at the end of five years. The allocation was recorded assuming a discount rate of 12% on the cash flows of each instrument. The allocation of the proceeds was $4,505,822 for Series A Preferred Stock and $291,178 for Series B Preferred Stock, for total proceeds of $4,797,000.
The Series A Preferred Stock and the Series B Preferred Stock were fully amortized and accreted during the year ended December 31, 2009.
In 2011, the Company elected to participate in Treasury’s Small Business Lending Fund Program (“SBLF”). The SBLF is a $30 billion fund established under the Small Business Jobs Act of 2010 to encourage lending to small businesses by providing Tier 1 capital to qualified community banks with assets of less than $10 billion. The SBLF funding will expand the Company’s ability to lend to small businesses, which will in turn help stimulate the economy and promote job growth.
On August 4, 2011, the Treasury approved the Company’s request to redeem the Series A Preferred Stock and Series B Preferred Stock through participation in the SBLF. The Company sold 10,980 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series C, no par (the “Series C Preferred Stock”), having a liquidation preference of $1,000 per preferred share, to the Treasury and simultaneously repurchased all of its Series A Preferred Stock and Series B Preferred Stock sold to the Treasury in 2009. The transaction resulted in net capital proceeds to the Company of $5.9 million, of which at least 90% was invested in the Banks as Tier 1 Capital.
The Series C Preferred stock pays noncumulative dividends. The dividend rate on the Series C Preferred Stock for the initial ten quarterly dividend periods, commencing with the period ended September 30, 2011 and ending with the period ended December 31, 2013, is determined each quarter based on the increase in the Banks’ Qualified Small Business Lending over a baseline amount. The Company has paid dividends at a rate of 1.0% since issuance. For the eleventh quarterly dividend payment through four and one-half years after its issuance, the dividend rate on the Series C Preferred Stock will be fixed at the rate in effect at the end of the ninth quarterly dividend period and after four and one-half years from its issuance the dividend rate will be fixed at 9.0% per annum.
The Series C Preferred Stock has no maturity date and ranks senior to the Company’s common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company. The Series C Preferred Stock is non-voting, other than voting rights on matters that could adversely affect the Series C Preferred Stock, and is redeemable at any time by the Company, subject to the approval of its federal banking regulator. The redemption price is the aggregate liquidation preference of the SBLF Preferred Stock plus accrued but unpaid dividends and pro rata portion of any lending incentive fee. All redemptions must be in an amount at least equal to 25% of the number of originally issued shares of SBLF Preferred Stock, or 100% of the then-outstanding shares if less than 25% of the number of shares originally issued.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Common stock
On March 23, 2007, BNC completed an offering begun in October, 2006, and raised a total of $15.52 million ($15.42 million, net of expenses). The purpose of the offering was to capitalize the Company and through it, capitalize TBF during its de novo period, and allow for the continued growth of BNC.
On July 10, 2007, BNC began a Private Placement for the sale of Units similar to those offered in the secondary offering. The purpose of the Private Placement was to attract investors from the Town of Fairfield who would be willing to support TBF during its de novo period. The Private Placement raised a total of $1,670,000 ($1.64 million, net of expenses). The net proceeds of these funds were added to the Company’s capital in the first quarter of 2008.
For both the 2006 Secondary Offering and the 2007 Private Placement, the Company issued 945,789 units and received $17,191,202 in total capital ($17.06 million, net of expenses).
On December 20, 2010, the Company completed a Private Placement for the sale of its common stock. The purpose of the offering was to raise additional capital for future growth. The Company issued 300,321 shares and received $4,204,634 in total capital ($4.16 million, net of expenses).
The Company is in the process of completing a Private Placement for the sale of its common stock, which began in the fourth quarter of 2012, for the purpose of raising additional capital for future growth. On January 11, 2013, the Company issued 527,513 shares and received $7,324,477 in total capital (7.32 million, net of expenses). The Private Placement remains open, and management anticipates that additional capital will be raised. See Note 17.
Dividends
The Company’s stockholders are entitled to dividends when and if declared by the board of directors out of funds legally available. Connecticut law prohibits the Company from paying cash dividends except from its net profits, which are defined by state statutes.
The payment of dividends are subject to additional restrictions in connection with preferred stock issued under TARP, which were repurchased in August 2011, and the Treasury Department’s SBLF, which were issued in August 2011.
For the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012 and 2011, the Company declared and paid cash dividends on preferred stock of $54,900, $54,900, $131,760, and $205,634, respectively. For the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012 and 2011, the Company did not declare or pay dividends on its common stock. The Company did not repurchase any of its common stock during 2013, 2012 or 2011.
3.
  Restrictions on Cash and Due from Banks
BNC and TBF are required to maintain $125,000 and $25,000, respectively, in the Federal Reserve Bank for clearing purposes.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

4.
  Investment Securities
The amortized cost, gross unrealized gains and losses and fair values of available for sale and held to maturity securities at June 30, 2013 were as follows:

	June 30, 2013
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(In thousands)
Available for sale securities:
U.S. Government and agency obligations
Due from five through ten years	$5,997	$—	$(246)	$5,751
State agency and municipal obligations
Due from five through ten years	2,945	158	—	3,103
Due after ten years	8,994	491	—	9,485
	11,939	649	—	12,588
Corporate bonds
Due from one through five years	9,192	427	(12)	9,607
Mortgage backed securities	1,394	101	—	1,495
Total available for sale securities	$28,522	$1,177	$(258)	$29,441
Held to maturity securities:
State agency and municipal obligations
Due after ten years	$3,870	$—	$—	$3,870
Corporate bonds
Due from five through ten years	1,000	—	(25)	975
Mortgage backed securities	381	40	—	421
Total held to maturity securities	$5,251	$40	$(25)	$5,266

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The amortized cost, gross unrealized gains and losses and fair values of available for sale and held to maturity securities at December 31, 2012 were as follows:

	December 31, 2012
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(In thousands)
Available for sale securities:
U.S. Government and agency obligations
Due from five through ten years	$5,997	$16	$(8)	$6,005
State agency and municipal obligations
Due from five through ten years	3,631	286	—	3,917
Due after ten years	13,405	1,209	—	14,614
	17,036	1,495	—	18,531
Corporate bonds
Due from one through five years	11,612	657	(14)	12,255
Due from five through ten years	2,069	232	—	2,301
	13,681	889	(14)	14,556
Mortgage backed securities	1,872	94	—	1,966
Total available for sale securities	$38,586	$2,494	$(22)	$41,058
Held to maturity securities:
State agency and municipal obligations
Due after ten years	$3,903	$—	$—	$3,903
Corporate bonds
Due from five through ten years	1,000	—	(96)	904
Mortgage backed securities	451	34	—	485
Total held to maturity securities	$5,354	$34	$(96)	$5,292

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The amortized cost, gross unrealized gains and losses and fair value of available for sale securities at December 31, 2011 were as follows:

	December 31, 2011
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(In thousands)
Available for sale securities:
U.S. Government and agency obligations
Due from five through ten years	$12,276	$59	$—	$12,335
Due after ten years	29,322	98	(6)	29,414
	41,598	157	(6)	41,749
State agency and municipal obligations
Due from five through ten years	1,771	131	—	1,902
Due after ten years	16,058	1,238	—	17,296
	17,829	1,369	—	19,198
Corporate bonds
Due from one through five years	15,061	117	(439)	14,739
Due from five through ten years	8,313	125	(204)	8,234
Due after ten years	1,991	17	—	2,008
	25,365	259	(643)	24,981
Mortgage backed securities	2,955	188	—	3,143
Total available for sale securities	$87,747	$1,973	$(649)	$89,071
Held to maturity securities:
State agency and municipal obligations
Due after ten years	$3,962	$—	$—	$3,962
Corporate bonds
Due from five through ten years	1,000	—	(157)	843
Mortgage backed securities	939	60	—	999
Total held to maturity securities	$5,901	$60	$(157)	$5,804

At June 30, 2013 and December 31, 2012 and 2011, mortgage backed securities held by the Company were issued by U.S. Government Sponsored Entities (“GSE”).
For the six months ended June 30, 2013 and 2012, gross gains of $647,824 and $76,325 were realized on sales of investment securities, respectively. For the years ended December 31, 2012 and 2011, gross gains of $76,325 and $249,700 were realized on sales of investment securities, respectively. For the six months ended June 30, 2013 and 2012, gross losses on the sale of investment securities were $0 and $94,869, respectively. For the years ended December 31, 2012 and 2011, gross losses on the sale of investment securities were $94,869 and $0, respectively.
At June 30, 2013 and December 31, 2012 and 2011, securities with approximate fair values of $4,790,000, $5,002,000 and $4,330,000, respectively, were pledged as collateral for public deposits.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The following is a summary of the fair value and related unrealized losses of temporarily impaired investment securities, aggregated by investment category and length of time that individual securities had been in a continuous unrealized loss position at June 30, 2013 and December 31, 2012 and 2011:

	Length of Time in Continuous Unrealized Loss Position
	Less Than 12 Months		12 Months or More		Total
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
	(In thousands)
June 30, 2013
U.S. Government and agency obligations	$5,997	$(246)	$—	$—	$5,997	$(246)
Corporate bonds	1,000	(1)	2,000	(36)	3,000	(37)
Total investment securities	$6,997	$(247)	$2,000	$(36)	$8,997	$(283)

December 31, 2012
U.S. Government and agency obligations	$1,991	$(8)	$—	$—	$1,991	$(8)
Corporate bonds	—	—	1,889	(110)	1,889	(110)
Total investment securities	$1,991	$(8)	$1,889	$(110)	$3,880	$(118)

December 31, 2011
U.S. Government and agency obligations	$3,324	$(6)	$—	$—	$3,324	$(6)
Corporate bonds	13,660	(589)	1,789	(211)	15,449	(800)
Total investment securities	$16,984	$(595)	$1,789	$(211)	$18,773	$(806)

At June 30, 2013 and December 31, 2012 and 2011, there were 9, 4 and 21 individual investment securities, respectively, in which the fair value of the security was less than the amortized cost of the security. Management believes the unrealized losses are temporary and are the result of recent market conditions, and determined that there has been no deterioration in credit quality subsequent to purchase.
The U.S. Government and agency obligations owned are either direct obligations of the U.S. Government or are issued by one of the stockholder-owned corporations chartered by the U.S. Government. The Company’s corporate bonds are all rated above investment grade. The U.S. Government and agency obligations and the corporate bonds have experienced declines due to general market conditions. Management determined that there has been no deterioration in credit quality subsequent to purchase and believes that unrealized losses are temporary, resulting from recent market conditions.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

5.
  Loans Receivable and Allowance for Loan Losses
A summary of the loan portfolio at June 30, 2013 and December 31, 2012 and 2011 was as follows:

	June 30, 2013	December 31,
(In thousands)		2012	2011
Real estate loans:
Residential	$159,746	$144,288	$104,754
Commercial	301,642	281,890	173,951
Construction	35,027	33,148	40,422
Home equity	10,642	11,030	14,815
	507,057	470,356	333,942
Commercial business	68,104	59,637	35,041
Consumer	61	57	311
Total loans	575,222	530,050	369,294

Allowance for loan losses	(8,224)	(7,941)	(6,425)
Deferred loan origination fees, net	(1,527)	(1,338)	(825)
Unamortized loan premiums	17	21	43
Loans receivable, net	$565,488	$520,792	$362,087
Lending activities are conducted principally in the Fairfield County region of Connecticut, and consist of residential and commercial real estate loans, commercial business loans and a variety of consumer loans. Loans may also be granted for the construction of residential homes and commercial properties. All residential and commercial mortgage loans are collateralized by first or second mortgages on real estate.
Risk management
The Company has established credit policies applicable to each type of lending activity in which it engages. The Company evaluates the creditworthiness of each customer and, in most cases, extends credit of up to 80% of the market value of the collateral at the date of the credit extension, depending on the borrowers’ creditworthiness and the type of collateral. The market value of collateral is monitored on an ongoing basis and additional collateral is obtained when warranted. Real estate is the primary form of collateral. Other important forms of collateral are time deposits and marketable securities. While collateral provides assurance as a secondary source of repayment, the Company ordinarily requires the primary source of repayment to be based on the borrower’s ability to generate continuing cash flows. The Company’s policy for collateral requires that, generally, the amount of the loan may not exceed 90% of the original appraised value of the property. Private mortgage insurance is required for that portion of the residential loan in excess of 80% of the appraised value of the property.
Credit quality of loans and the allowance for loan losses
Management segregates the loan portfolio into portfolio segments which is defined as the level at which the Company develops and documents a systematic method for determining its allowance for loan losses. The portfolio segments are segregated based on loan types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The Company’s loan portfolio is segregated into the following portfolio segments:
Residential Real Estate:   This portfolio segment consists of the origination of first mortgage loans secured by one-to four-family owner occupied residential properties and residential construction loans to individuals to finance the construction of residential dwellings for personal use located in our market area.
Commercial Real Estate:   This portfolio segment includes loans secured by commercial real estate, non-owner occupied one-to four-family and multi-family dwellings for property owners and businesses in our market area. Loans secured by commercial real estate generally have larger loan balances and more credit risk than owner occupied one-to four-family mortgage loans.
Construction:   This portfolio segment includes commercial construction loans for commercial development projects, including condominiums, apartment buildings, and single family subdivisions as well as office buildings, retail and other income producing properties and land loans, which are loans made with land as security. Construction and land development financing generally involves greater credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, the Company may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project proves to be inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment. Construction loans also expose the Company to the risks that improvements will not be completed on time in accordance with specifications and projected costs and that repayment will depend on the successful operation or sale of the properties, which may cause some borrowers to be unable to continue with debt service which exposes the Company to greater risk of non-payment and loss.
Home Equity Loans:   This portfolio segment primarily includes home equity loans and home equity lines of credit secured by owner occupied one-to four-family residential properties. Loans of this type are written at a maximum of 75% of the appraised value of the property and the Company requires a second lien position on the property. These loans can be affected by economic conditions and the values of the underlying properties.
Commercial Business Loans:   This portfolio segment includes commercial business loans secured by assignments of corporate assets and personal guarantees of the business owners. Commercial business loans generally have higher interest rates and shorter terms than other loans, but they also may involve higher average balances, increased difficulty of loan monitoring and a higher risk of default since their repayment generally depends on the successful operation of the borrower’s business.
Consumer Loans:    This portfolio segment includes loans secured by passbook or certificate accounts, or automobiles, as well as unsecured personal loans and overdraft lines of credit. This type of loan entails greater risk than residential mortgage loans, particularly in the case of loans that are unsecured or secured by assets that depreciate rapidly.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Allowance for loan losses
The following tables set forth the balance of the allowance for loan losses at June 30, 2013 and December 31, 2012 and 2011, by portfolio segment, disaggregated by impairment methodology, which is then further segregated by amounts evaluated for impairment collectively and individually:

	Allowance for Loan Losses
	Residential Real Estate	Commercial Real Estate	Construction	Home Equity	Commercial Business	Consumer	Unallocated	Total
	(In thousands)
June 30, 2013
Beginning balance	$1,230	$3,842	$929	$220	$1,718	$2	$—	$7,941
Charge-offs	—	(166)	—	—	—	(3)	—	(169)
Recoveries	—	—	—	—	—	10	—	10
Provisions	96	(4)	84	(7)	48	82	143	442
Ending balance	$1,326	$3,672	$1,013	$213	$1,766	$91	$143	$8,224
Ending loan balances individually evaluated for impairment	$1,037	$—	$—	$—	$1,434	$—	$—	$2,471
Ending loan balances collectively evaluated for impairment	$158,709	$301,642	$35,027	$10,642	$66,670	$61	$—	$572,751
December 31, 2012
Beginning balance	$1,290	$2,519	$1,007	$274	$1,317	$11	$7	$6,425
Charge-offs	(261)	—	(60)	—	—	(5)	—	(326)
Recoveries	—	—	—	—	—	21	—	21
Provisions	201	1,323	(18)	(54)	401	(25)	(7)	1,821
Ending balance	$1,230	$3,842	$929	$220	$1,718	$2	$—	$7,941
Ending loan balances individually evaluated for impairment	$2,137	$1,817	$—	$—	$194	$—	$—	$4,148
Ending loan balances collectively evaluated for impairment	$142,151	$280,073	$33,148	$11,030	$59,443	$57	$—	$525,902
December 31, 2011
Beginning balance	$1,053	$1,806	$951	$313	$744	$20	$553	$5,440
Charge-offs	—	—	(84)	—	—	—	—	(84)
Recoveries	—	—	—	—	—	20	—	20
Provisions	237	713	140	(39)	573	(29)	(546)	1,049
Ending balance	$1,290	$2,519	$1,007	$274	$1,317	$11	$7	$6,425
Ending loan balances individually evaluated for impairment	$2,166	$2,807	$1,175	$90	$260	$—	$—	$6,498
Ending loan balances collectively evaluated for impairment	$102,588	$171,144	$39,247	$14,725	$34,781	$311	$—	$362,796
The allowance for loan losses allocated to each portfolio segment is not necessarily indicative of future losses in any particular portfolio segment and does not restrict the use of the allowance to absorb losses in other portfolio segments.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Credit quality indicators
The Company’s policies provide for the classification of loans into the following categories: pass, special mention, substandard, doubtful and loss. Consistent with regulatory guidelines, loans that are considered to be of lesser quality are classified as substandard, doubtful, or loss assets. A loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans include those loans characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Loans classified as loss are those considered uncollectible and of such little value that their continuance as loans is not warranted. Loans that do not expose the Company to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve close attention, are designated as special mention.
When loans are classified as special mention, substandard or doubtful, the Company disaggregates these loans and allocates a portion of the related general loss allowances to such loans as the Company deems prudent. Determinations as to the classification of loans and the amount of loss allowances are subject to review by the Company’s regulators, which can require the Company to establish additional loss allowances. The Company regularly reviews its loan portfolio to determine whether any loans require classification in accordance with applicable regulations.
The following tables are a summary of the loan portfolio quality indicators by portfolio segment at June 30, 2013 and December 31, 2012 and 2011:

	Commercial Credit Quality Indicators
	At June 30, 2013			At December 31, 2012
	Commercial Real Estate	Construction	Commercial Business	Commercial Real Estate	Construction	Commercial Business
	(In thousands)
Grade:
Pass	$301,399	$35,027	$66,052	$279,824	$33,148	$58,320
Special Mention	243	—	618	249	—	1,123
Substandard	—	—	1,434	1,817	—	194
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—
Total	$301,642	$35,027	$68,104	$281,890	$33,148	$59,637

	Commercial Credit Quality Indicators
	At December 31, 2011
	Commercial Real Estate	Construction	Commercial Business
	(In thousands)
Grade:
Pass	$171,120	$39,247	$34,403
Special Mention	24	—	378
Substandard	2,807	1,175	260
Doubtful	—	—	—
Loss	—	—	—
Total	$173,951	$40,422	$35,041

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

	Residential and Consumer Credit Quality Indicators
	At June 30, 2013			At December 31, 2012
	Residential Real Estate	Home Equity	Consumer	Residential Real Estate	Home Equity	Consumer
	(In thousands)
Grade:
Pass	$157,271	$10,310	$61	$142,151	$11,030	$57
Special Mention	2,475	332	—	—	—	—
Substandard	—	—	—	2,137	—	—
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—
Total	$159,746	$10,642	$61	$144,288	$11,030	$57

	Residential and Consumer Credit Quality Indicators
	At December 31, 2011
	Residential Real Estate	Home Equity	Consumer
	(In thousands)
Grade:
Pass	$101,987	$14,628	$311
Special Mention	601	97	—
Substandard	2,166	90	—
Doubtful	—	—	—
Loss	—	—	—
Total	$104,754	$14,815	$311
Loan portfolio aging analysis
When a loan is 15 days past due, the Company sends the borrower a late notice. The Company also contacts the borrower by phone if the delinquency is not corrected promptly after the notice has been sent. When the loan is 30 days past due, the Company mails the borrower a letter reminding the borrower of the delinquency, and attempts to contact the borrower personally to determine the reason for the delinquency and ensure the borrower understands the terms of the loan. If necessary, subsequent delinquency notices are issued and the account will be monitored on a regular basis thereafter. By the 90th day of delinquency, the Company will send the borrower a final demand for payment and may recommend foreclosure. A summary report of all loans 30 days or more past due is provided to the board of directors of the Company each month. Loans greater than 90 days past due are put on nonaccrual status. A nonaccrual loan is restored to accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The following tables set forth certain information with respect to our loan portfolio delinquencies by portfolio segment and amount as of June 30, 2013 and December 31, 2012 and 2011:

	As of June 30, 2013
	31 – 60 Days Past Due	61 – 90 Days Past Due	Greater Than 90 Days (Nonaccrual)	Total Past Due	Current	Carrying Amount > 90 Days and Accruing
	(In thousands)
Real estate loans:
Residential real estate	$—	$241	$1,037	$1,278	$158,468	$—
Commercial real estate	—	—	—	—	301,642	—
Construction	—	—	—	—	35,027	—
Home equity	—	—	—	—	10,642	—
Commercial business	250	—	560	810	67,294	—
Consumer	—	—	—	—	61	—
Total	$250	$241	$1,597	$2,088	$573,134	$—

	As of December 31, 2012
	31 – 60 Days Past Due	61 – 90 Days Past Due	Greater Than 90 Days (Nonaccrual)	Total Past Due	Current	Carrying Amount > 90 Days and Accruing
	(In thousands)
Real estate loans:
Residential real estate	$—	$—	$2,137	$2,137	$142,151	$—
Commercial real estate	—	—	1,817	1,817	280,073	—
Construction	—	—	—	—	33,148	—
Home equity	—	—	—	—	11,030	—
Commercial business	40	—	—	40	59,597	—
Consumer	—	—	—	—	57	—
Total	$40	$—	$3,954	$3,994	$526,056	$—

	As of December 31, 2011
	31 – 60 Days Past Due	61 – 90 Days Past Due	Greater Than 90 Days (Nonaccrual)	Total Past Due	Current	Carrying Amount > 90 Days and Accruing
	(In thousands)
Real estate loans:
Residential real estate	$—	$—	$2,166	$2,166	$102,588	$—
Commercial real estate	—	—	307	307	173,644	—
Construction	—	—	1,175	1,175	39,247	—
Home equity	—	—	90	90	14,725	—
Commercial business	—	—	—	—	35,041	—
Consumer	—	—	—	—	311	—
Total	$—	$—	$3,738	$3,738	$365,556	$—

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Loans on nonaccrual status
The following is a summary of nonaccrual loans by portfolio segment as of June 30, 2013 and December 31, 2012 and 2011:

	June 30, 2013	December 31,
		2012	2011
	(In thousands)
Residential real estate	$1,037	$2,137	$2,166
Commercial real estate	—	1,817	307
Construction	—	—	1,175
Home equity	—	—	90
Commercial business	560	—	—
Total	$1,597	$3,954	$3,738
The amount of income that was contractually due but not recognized on nonaccrual loans totaled $82,561, $104,228, $275,552 and $133,192 for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011, respectively. The amount of actual interest income recognized on these loans was $30,820, $43,869, $112,681 and $75,571 for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011, respectively.
At June 30, 2013 and December 31, 2012 and 2011, there were no commitments to lend additional funds to any borrower on nonaccrual status.
Impaired loans
An impaired loan generally is one for which it is probable, based on current information, that the Company will not collect all the amounts due under the contractual terms of the loan. Loans are individually evaluated for impairment. When the Company classifies a problem loan as impaired, it provides a specific valuation allowance for that portion of the asset that is deemed uncollectible.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The following table summarizes impaired loans as of June 30, 2013:

	As of and for the Six Months Ended June 30, 2013
	Carrying Amount	Unpaid Principal Balance	Associated Allowance	Average Carrying Amount	Interest Income Recognized
	(In thousands)
Impaired loans without a valuation allowance:
Total impaired loans without a valuation allowance	$—	$—	$—	$—	$—
Impaired loans with a valuation allowance:
Residential real estate	$1,901	$1,901	$52	$—	$22
Commercial real estate	190	190	10	—	6
Home equity	247	247	10	—	4
Commercial business	1,244	1,244	45	—	19
Total impaired loans with a valuation allowance	$3,582	$3,582	$117	$—	$51
Total impaired loans	$3,582	$3,582	$117	$—	$51
The following table summarizes impaired loans as of December 31, 2012:

	As of and for the Year Ended December 31, 2012
	Carrying Amount	Unpaid Principal Balance	Associated Allowance	Average Carrying Amount	Interest Income Recognized
	(In thousands)
Impaired loans without a valuation allowance:
Commercial real estate	$2,137	$2,137	$—	$2,273	$47
Impaired loans with a valuation allowance:
Commercial real estate	$1,817	$1,817	$249	$2,461	$44
Commercial business	194	194	9	198	14
Total impaired loans with a valuation allowance	$2,011	$2,011	$258	$2,659	$58
Total impaired loans	$4,148	$4,148	$258	$4,932	$105
The following table summarizes impaired loans as of December 31, 2011:

	As of and for the Year Ended December 31, 2011
	Carrying Amount	Unpaid Principal Balance	Associated Allowance	Average Carrying Amount	Interest Income Recognized
	(In thousands)
Impaired loans without a valuation allowance:
Commercial real estate	$307	$307	$—	$310	$16
Home equity loans	90	90	—	90	1
Commercial business	203	203	—	206	15
Total impaired loans without a valuation allowance	$600	$600	$—	$606	$32
Impaired loans with a valuation allowance:
Residential real estate	$2,166	$2,166	$275	$2,166	$58
Commercial real estate	2,500	2,500	222	2,520	178
Construction	1,175	1,557	164	1,248	—
Commercial business	57	57	2	65	4
Total impaired loans with a valuation allowance	$5,898	$6,280	$663	$5,999	$240
Total impaired loans	$6,498	$6,880	$663	$6,605	$272

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Troubled debt restructurings (TDRs)
The following table presents loans whose terms were modified under TDRs as of June 30, 2013 and December 31, 2012 and 2011:

	June 30, 2013	December 31,
		2012	2011
	(In thousands)
Residential real estate	$864	$864	$—
Commercial real estate	190	194	203
Home equity	246	—	—
Commercial business	684	794	57
Total	$1,984	$1,852	$260
TDRs included in nonperforming loans and leases	$—	$—	$—
TDRs in compliance with modified terms	1,984	1,852	260
All TDRs at June 30, 2013 and December 31, 2012 and 2011 were performing under their modified terms and therefore, were on accrual status.
6.
  Leasehold Improvements and Equipment
At June 30, 2013 and December 31, 2012 and 2011, leasehold improvements and equipment consisted of the following:

	June 30, 2013	December 31,
		2012	2011
	(In thousands)
Leasehold improvements	$3,193	$3,187	$3,034
Furniture and fixtures	738	661	414
Equipment	1,811	1,775	1,491
	5,742	5,623	4,939
Accumulated depreciation and amortization	(3,408)	(3,105)	(2,493)
Leasehold improvements and equipment, net	$2,334	$2,518	$2,446
For the six months ended June 30, 2013 and 2012, depreciation and amortization expense related to leasehold improvements and equipment totaled $302,975 and $245,066, respectively, compared with $612,085 and $541,255 for the years ended December 31, 2012, and 2011, respectively.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

7.
  Deposits
At June 30, 2013 and December 31, 2012 and 2011, deposits consisted of the following:

	June 30, 2013	December 31,
		2012	2011
	(In thousands)
Noninterest bearing demand deposit accounts	$95,244	$78,120	$74,735
Interest bearing accounts:
NOW and money market	147,212	127,812	110,238
Savings	116,654	136,121	61,864
Time certificates of deposit	160,144	120,048	120,278
Total interest bearing accounts	424,010	383,981	292,380
Total deposits	$519,254	$462,101	$367,115
Contractual maturities of time certificates of deposit as of June 30, 2013 and December 31, 2012 are summarized below:

	June 30, 2013	December 31, 2012
	(In thousands)
2013	$27,629	$97,401
2014	114,477	12,480
2015	8,290	4,054
2016	5,148	3,018
2017	3,120	3,095
Thereafter	1,480	—
	$160,144	$120,048
Time certificates of deposit in denominations of $100,000 or more were approximately $125,726,000 at June 30, 2013, and $91,665,000, and $90,115,000 at December 31, 2012 and 2011, respectively. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), signed into law on July 21, 2010, permanently raised the maximum deposit insurance amount to $250,000, retroactive to January 1, 2008. The aggregate amount of individual certificate accounts with balances of $250,000 or more were approximately $28,546,000 at June 30, 2013 and $21,903,000 and $26,822,000 at December 31, 2012 and 2011, respectively.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The following table summarizes interest expense by account type for the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012 and 2011:

	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011
	(In thousands)
NOW and money market	$224	$348	$657	$550
Savings	294	328	846	527
Time certificates of deposit	435	443	864	946
Total interest expense on deposits	$953	$1,119	$2,367	$2,023
8.
  Commitments and Contingencies
Leases
The Company leases corporate office space, as well as its two main office locations, three branch locations and certain equipment under operating lease agreements which expire at various dates through 2020. In addition to rental payments, the leases require payment of property taxes and certain common area maintenance fees. At June 30, 2013 and December 31, 2012 and 2011, future minimum rental commitments under the terms of these leases by year were as follows:

Period Ending December 31,	June 30, 2013	December 31, 2012
	(In thousands)
2013	$927	$1,359
2014	1,718	1,169
2015	1,714	1,162
2016	1,196	637
2017	1,165	549
Thereafter	5,104	515
	$11,824	$5,391
Total rental expense approximated $758,000 and $595,000 for the six months ended June 30, 2013 and 2012, respectively, and $1,303,000 and $1,155,000 for the years ended December 31, 2012 and 2011, respectively.
Legal matters
The Company is involved in various legal proceedings which have arisen in the normal course of business. Management believes that resolution of these matters will not have a material effect on the Company’s financial condition or results of operations.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Employment agreements
The Company and its subsidiaries have entered into employment agreements with certain executive officers. The agreements have different terms and provide each executive with a base salary, annual cash bonuses and other benefits as determined by the Compensation Committee and approved by the board of directors.
Off-balance sheet instruments
In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements. The contractual amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.
The contractual amounts of commitments to extend credit represents the amounts of potential accounting loss should the contract be fully drawn upon, the customer’s default, and the value of any existing collateral becomes worthless. Management uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments and evaluates each customer’s creditworthiness on a case-by-case basis. Management believes that they control the credit risk of these financial instruments through credit approvals, credit limits, monitoring procedures and the receipt of collateral as deemed necessary.
Financial instruments whose contract amounts represented credit risk at June 30, 2013 and December 31, 2012 and 2011 were as follows:

	June 30, 2013	December 31,
		2012	2011
	(In thousands)
Commitments to extend credit:
Loan commitments	$50,107	$39,339	$22,035
Undisbursed construction loans	49,195	54,705	65,247
Unused home equity lines of credit	8,329	10,714	13,541
	$107,631	$104,758	$100,823
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Since these commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counter party. Collateral held varies, but may include residential and commercial property, deposits and securities.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

9.
  Federal Home Loan Bank Advances and Other Borrowings
The following is a summary of FHLB advances with maturity dates and weighted average rates at June 30, 2013, and December 31, 2012 and 2011:

	June 30, 2013		December 31,
			2012		2011
(Dollars in thousands)	Amount Due	Weighted Average Rate	Amount Due	Weighted Average Rate	Amount Due	Weighted Average Rate
Year of Maturity:
2012	$—	—%	$—	—%	$38,000	0.54%
2013	40,000	0.44	67,000	0.86	16,000	2.95
2014	7,000	1.13	2,000	3.24	2,000	3.24
2015	2,000	2.75	2,000	2.75	2,000	2.75
2017	20,000	0.99	20,000	0.99	—	—
Total advances	$69,000	0.74%	$91,000	0.98%	$58,000	1.38%
The Banks have additional borrowing capacity at the FHLB, in excess of outstanding advances, up to a certain percentage of the value of their respective qualified collateral, as defined in the FHLB Statement of Products Policy, at the time of the borrowing. In accordance with agreements with the FHLB, the qualified collateral must be free and clear of liens, pledges and encumbrances. There were no additional borrowings at June 30, 2013 and December 31, 2012 and 2011.
Additionally, BNC has access to a pre-approved secured line of credit of $450,000 with the FHLB, none of which was outstanding at June 30, 2013, nor at December 31, 2012 and 2011.
BNC and TBF have unsecured lines of credit of $2,000,000 and $500,000, respectively, with Bankers’ Bank Northeast, none of which was outstanding at June 30, 2013, nor at December 31, 2012 and 2011.
Federal Home Loan Bank Stock
As members of the FHLB, BNC and TBF are required to maintain investments in their capital stock. BNC owned 38,706, 36,387 and 26,953 shares at June 30, 2013 and December 31, 2012 and 2011, respectively. TBF owned 7,060, 8,035 and 7,129 shares at June 30, 2013 and December 31, 2012 and 2011, respectively. There is no ready market or quoted market values for the stock. The shares have a par value of $100 and are carried on the consolidated balance sheets at cost, as the stock is only redeemable at par subject to the redemption practices of the FHLB.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

10.
  Income Taxes
At June 30, 2013 and December 31, 2012 and 2011, the components of deferred tax assets and liabilities were as follows:

	June 30, 2013	December 31,
		2012	2011
	(In thousands)
Deferred tax assets:
Allowance for loan losses	$3,203	$3,093	$2,503
Restricted stock options	115	76	76
State net operating loss carryforwards	288	236	200
Start-up costs	253	266	291
Premises and equipment	—	—	—
Deferred Fees	595	521	321
Gross deferred tax assets	4,454	4,192	3,391
Valuation allowance	(293)	(182)	(246)
Deferred tax receivable, net of valuation allowance	4,161	4,010	3,145
Deferred tax liabilities:
Depreciation	259	151	106
Tax bad debt reserve	96	98	55
Unrealized gain on available for sale securities	358	963	516
Gross deferred tax liabilities	713	1,212	677
Net deferred tax asset	$3,448	$2,798	$2,468
At December 31, 2012, there were net operating loss carry forwards of approximately $4,034,638 for state tax purposes that were available to reduce future state taxable income. A valuation allowance against deferred tax assets is required if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2012, management recorded a valuation allowance against the deferred tax benefits of the state operating loss carry forwards and other state deferred tax assets for the bank holding company.
During 2011, TBF generated sustainable, taxable income. As a result, management reduced the valuation allowance on the deferred state tax assets for TBF by approximately 50%, or $133,000. During 2012, management determined TBF would be able to realize all of its deferred state tax assets and reduced the remaining valuation allowance of approximately $138,000 to zero.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

A reconciliation of the anticipated income tax expense (benefit), computed by applying the statutory federal income tax rate of 34% to the income (loss) before income taxes, to the amount reported in the consolidated statements of income for the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010 was as follows:

	June 30,		December 31,
	2013	2012	2012	2011
	(In thousands)
Income tax expense at statutory federal rate	$1,350	$386	$636	$1,089
State tax expense, net of federal tax effect	143	56	161	150
Restricted stock options	14	101	191	85
Non-deductible expenses	3	3	8	5
Municipal interest income	(133)	(143)	(281)	(271)
Other	2	(57)	6	9
Income tax expense before change in valuation allowance	1,379	346	721	1,067
Change in valuation allowance	111	88	(64)	(70)
Income tax expense	$1,490	$434	$657	$997

Management regularly analyzes their tax positions and at December 31, 2012, does not believe that the Company has taken any tax positions where future deductibility is not certain. As of December 31, 2012, the Company is subject to unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2009 through 2011.
11.
  401(k) Profit Sharing Plan
The Company’s employees are eligible to participate in The BNC Financial Group, Inc. and its Subsidiaries and Affiliates 401(k) Plan (the “401k Plan”). The 401k Plan covers substantially all employees who are  21 years of age. Under the terms of the 401k Plan, participants can contribute up to a certain percentage of their compensation, subject to federal limitations. The Company matches eligible contributions and may make discretionary matching and/or profit sharing contributions. Participants are immediately vested in their contributions and become fully vested in the Company’s contributions after completing six years of service. The Company contributed $64,093 and $67,761 to the 401k Plan during the six months ended June 30, 2013 and 2012, respectively, and $101,701 and $103,099 during the years ended December 31, 2012 and 2011, respectively.
12.
  Stockholders’ Equity
On December 14, 2007, the Company and BNC completed the consummation of the Plan of Reorganization of BNC into a holding company structure. As a result of the reorganization, all of the outstanding common stock shares, units (shares with attached warrants), and options of BNC were exchanged for an equal number of common stock shares, units and options of the Company.
The Company has three Stock Option and Equity award plans (shown below) which are collectively referred to as the “Plan”.
On June 25, 2003, the Company’s stockholders approved The Bank of New Canaan Bank Management, Director and Founder Stock Option Plan under which both incentive and non qualified common stock options may be granted. There are 152,200 shares of common stock reserved for issuance under this plan.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

On July 26, 2006, the Company’s stockholders approved The 2006 Bank of New Canaan Stock Option Plan under which both incentive and non qualified common stock options may be granted. There are 47,800 shares of common stock reserved for issuance under this plan.
On June 27, 2007, the Company’s stockholders approved The 2007 Bank of New Canaan Stock Option and Equity Award Plan under which both incentive and non qualified common stock options and other equity awards may be granted. There are 165,244 shares of common stock reserved for issuance under this plan.
In 2011, the Company’s shareholders approved the 2011 BNC Financial Group, Inc. Stock Option and Equity Award Plan. The plan includes consideration of grants from prior plans and imposes an overall cap on dilution to shareholders of 15% of the Company’s issued and outstanding shares as of January 1, 2011. There were 45,000 shares of common stock reserved for issuance under this plan.
During 2012, the Company awarded three grants totaling 49,500 shares of restricted stock. The grants vest over one to five years and are subject to certain performance goals. These shares were granted at a price of $15.00 per share. During 2011, the Company awarded three grants totaling 15,000 shares of restricted stock. The grants vest over two to five years and are subject to certain performance goals. These shares were granted at a price of $15.00 per share. In 2008, the Company awarded two grants totaling 48,000 shares of restricted stock, at a grant price of $16.92, which were fully vested at December 31, 2012. The Company’s restricted stock expense for the six months ended June 30, 2013 and 2012 was $95,500 and $255,545 respectively, and $481,061 and $173,861, for the year ended December 31, 2012 and 2011, respectively.
As discussed in Note 1, the Company accounts for stock options based on the fair value at the date of grant over the vesting period of such awards on a straight line basis. Option expense recorded by the Company during the six months ended June 30, 2013 and 2012 was $41,165 and $41,165, respectively. During the years ended December 31, 2012, and 2011, the Company recorded expense related to options granted under the various plans of approximately $82,329, and $76,329, respectively.
The fair value of options granted during the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012 and 2011 were estimated at the grant date using the minimum value option-pricing model with the following weighted-average assumptions for the grants:

	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011
Weighted average expected lives, in years	7.5	7.5	7.5	7.5
Risk-free interest rate	1.81%	1.81%	1.81%	2.83%
Expected stock price volatility	35.00%	35.00%	35.00%	34.84%
Expected annual forfeiture rate	6.00%	6.00%	6.00%	10.76%

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

A summary of the status of outstanding stock options at June 30, 2013, December 31, 2012 and 2011, and changes during the periods then ended, were as follows:

	June 30, 2013		December 31,
			2012		2011
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	272,358	$14.60	277,558	$14.60	273,628	$14.58
Granted	—	—	9,650	15.00	10,000	15.00
Forfeited	—	—	(14,850)	13.13	(4,070)	16.20
Exercised	(8,540)	10.00	—	—	(2,000)	10.00
Options outstanding at end of period	263,818	14.84	272,358	14.69	277,558	14.60
Options exercisable at end of period	237,682	13.24	255,237	14.39	239,632	15.21
Weighted-average fair value of options granted during the period		N/A		$6.54		$5.81
Warrants
As discussed in Note 2, BNC’s October 26, 2006 Stock Offering and the July 10, 2007 Private Placement (the “Offerings”) call for the issuance of Units. Each Unit issued pursuant to the Offerings represented one share of common stock and one non-transferable Warrant. The Warrants were exercisable at any time from and including October 1, 2009 and prior to or on November 30, 2009, unless extended or accelerated by the board of directors in their discretion. The board of directors has extended the exercise period to October 1, 2014 through December 1, 2014. Each Warrant allows a holder to purchase .3221 shares of Common Stock at an exercise price of $14.00 per share. None of the warrants have been exercised as of June 30, 2013. Assuming that all of the Warrants issued are exercised in full during the exercise period, the Company would receive $4,264,941 in gross capital and issue 304,640 shares of common stock. A total of 945,789 units were sold generating gross capital of $17,191,202.
Earnings per share
The following is a reconciliation of earnings available to common stockholders for the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012 and 2011:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2013	2012	2012	2011
	(In thousands, except per share data)
Net income	$2,480	$700	$1,214	$2,204
Preferred stock dividends and net accretion	(55)	(55)	(132)	(206)
Net income available to common shareholders	$2,425	$645	$1,082	$1,998
Weighted average shares outstanding, basic	3,332	2,758	2,768	2,757
Weighted average shares outstanding, diluted	3,493	2,862	2,865	2,811
Net earnings per common share:
Basic earnings per common share	$0.73	$0.23	$0.39	$0.72
Diluted earnings per common share	0.69	0.23	0.38	0.71

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

13.
  Fair Value of Financial Instruments
GAAP requires disclosure of fair value information about financial instruments, whether or not recognized in the statements of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.
Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at either June 30, 2013 or December 31, 2012 or 2011. The estimated fair value amounts have been measured as of the respective period-ends, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.
The carrying values and fair values of the Company’s financial instruments at June 30, 2013 and December 31, 2012 and 2011 were as follows:

	June 30, 2013		December 31,
			2012		2011
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)
Financial Assets:
Cash and due from banks	$38,610	$38,610	$28,927	$28,927	$7,091	$7,091
Available for sale securities	29,441	29,441	41,058	41,058	89,071	89,071
Held to maturity securities	5,251	5,266	5,354	5,292	5,901	5,804
Loans held for sale	—	—	—	—	1,172	1,172
Loans receivable, net	565,488	562,632	520,792	528,199	362,087	380,079
Accrued interest receivable	2,185	2,185	2,109	2,109	2,315	2,315
FHLB stock	4,577	4,577	4,442	4,442	3,408	3,408
Financial Liabilities:
Demand deposits	95,244	95,244	78,120	78,120	74,735	74,735
NOW and money market	147,212	147,212	127,812	127,812	110,238	110,238
Savings	116,654	116,654	136,121	136,121	61,864	61,864
Time deposits	160,144	160,961	120,048	121,029	120,278	120,709
Advances from the FHLB	69,000	69,041	91,000	91,407	58,000	58,454

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

14.
  Fair Value Measurements
The Company is required to account for certain assets at fair value on a recurring or non-recurring basis. As discussed in Note 1, the Company determines fair value in accordance with GAAP, which defines fair value and establishes a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair values:
Level 1 —
  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2 —
  Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 —
  Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
Valuation techniques based on unobservable inputs are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that may appropriately reflect market and credit risks. Changes in these judgments often have a material impact on the fair value estimates. In addition, since these estimates are as of a specific point in time they are susceptible to material near-term changes.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Financial instruments measured at fair value on a recurring basis
The following tables detail the financial instruments carried at fair value on a recurring basis at June 30, 2013 and December 31, 2012 and 2011, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value. The Company had no transfers into or out of Levels 1, 2 or 3 during the six months ended June 30, 2013 or the years ended December 31, 2012 and 2011.

	Carrying Value
	Level 1	Level 2	Level 3
	(In thousands)
June 30, 2013:
Available-for-sale investment securities:
U.S. Government and agency obligations	$—	$5,751	$—
State agency and municipal obligations	—	12,588	—
Corporate bonds	—	9,607	—
Mortgage backed securities	—	1,495	—

December 31, 2012:
Available-for-sale investment securities:
U.S. Government and agency obligations	$—	$6,005	$—
State agency and municipal obligations	—	18,531	—
Corporate bonds	—	14,556	—
Mortgage backed securities	—	1,966	—

December 31, 2011:
Available-for-sale investment securities:
U.S. Government and agency obligations	$—	$41,749	$—
State agency and municipal obligations	—	19,198	—
Corporate bonds	—	24,981	—
Mortgage backed securities	—	3,143	—
Available for sale investment securities:   The fair value of the Company’s investment securities are estimated by using pricing models or quoted prices of securities with similar characteristics (i.e. matrix pricing) and are classified within Level 2 of the valuation hierarchy at June 30, 2013 and December 31, 2012 and 2011.
Financial instruments measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a non-recurring basis in accordance with generally accepted accounting principles. These include assets that are measured at the-lower-of-cost-or-market that were recognized at fair value below cost at the end of the period as well as assets that are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The following table details the financial instruments carried at fair value on a nonrecurring basis at June 30, 2013 and December 31, 2012 and 2011, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

	Carrying Value
	Level 1	Level 2	Level 3
	(In thousands)
June 30, 2013:
Impaired loans	$—	$—	$3,582
Foreclosed real estate	—	—	26

December 31, 2012:
Impaired loans	$—	$—	$4,148
Foreclosed real estate	—	—	962

December 31, 2011:
Impaired loans	$—	$—	$6,498

The following table presents information about quantitative inputs and assumptions for Level 3 financial instruments carried at fair value on a nonrecurring basis at June 30, 2013 and December 31, 2012:

(In thousands)	Fair Value	Valuation Methodology	Unobservable Input	Range
June 30, 2013:
Impaired loans	$3,582	Appraisals	Discount for dated appraisals	3.9% to 16.5%
		Discounted cash flows	Discount rate	3.9% to 16.5%
Foreclosed real estate	$26	Appraisals	Discount for dated appraisals	6.0% to 10.0%

December 31, 2012:
Impaired loans	$4,148	Appraisals	Discount for dated appraisals	3.9% to 16.5%
		Discounted cash flows	Discount rate	3.9% to 16.5%
Foreclosed real estate	$962	Appraisals	Discount for dated appraisals	6.0% to 10.0%
Impaired loans:   Loans are generally not recorded at fair value on a recurring basis. Periodically, the Company records nonrecurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Nonrecurring adjustments also include certain impairment amounts for collateral-dependent loans calculated in accordance with ASC 310-10 when establishing the allowance for credit losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. Collateral is typically valued using appraisals or other indications of value based on recent comparable sales of similar properties or other assumptions. Estimates of fair value based on collateral are generally based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Foreclosed real estate:   The Company classifies property acquired through foreclosure or acceptance of deed-in-lieu of foreclosure as foreclosed real estate and repossessed assets in its financial statements. Upon foreclosure, the property securing the loan is written down to fair value less selling costs. The write-down is based upon differences between the appraised value and the book value. Appraisals are based on observable market data such as comparable sales, however assumptions made in determining comparability are unobservable and therefore these assets are classified as Level 3 within the valuation hierarchy.
15.
  Regulatory Matters
The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets, as defined by regulation. Management believes, as of June 30, 2013, the Banks meet all capital adequacy requirements to which they are subject.
As of June 30, 2013, the Banks were well capitalized under the regulatory framework for prompt corrective action, as shown in the following schedules. There are no conditions or events since then that management believes have changed the individual Bank’s category.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The capital amounts and ratios for BNC at June 30, 2013 and December 31, 2012 and 2011, were as follows:

	Actual Capital		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
June 30, 2013
Total Capital to Risk-Weighted Assets	$41,749	10.56%	$31,633	8.00%	$39,541	10.00%
Tier I Capital to Risk-Weighted Assets	36,793	9.31%	15,816	4.00%	23,725	6.00%
Tier I Capital to Average Assets	36,793	7.65%	19,230	4.00%	24,037	5.00%

December 31, 2012
Total Capital to Risk-Weighted Assets	$38,849	10.34%	$30,048	8.00%	$37,560	10.00%
Tier I Capital to Risk-Weighted Assets	34,138	9.09%	15,024	4.00%	22,536	6.00%
Tier I Capital to Average Assets	34,138	7.88%	17,325	4.00%	21,656	5.00%

December 31, 2011
Total Capital to Risk-Weighted Assets	$34,930	12.33%	$22,666	8.00%	$28,332	10.00%
Tier I Capital to Risk-Weighted Assets	31,373	11.07%	11,333	4.00%	16,999	6.00%
Tier I Capital to Average Assets	31,373	8.71%	14,411	4.00%	18,013	5.00%
The capital amounts and ratios for TBF at June 30, 2013 and December 31, 2012 and 2011, were as follows:

	Actual Capital		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
June 30, 2013
Total Capital to Risk-Weighted Assets	$15,512	11.56%	$10,731	8.00%	$13,413	10.00%
Tier I Capital to Risk-Weighted Assets	13,829	10.31%	5,365	4.00%	8,048	6.00%
Tier I Capital to Average Assets	13,829	8.41%	6,577	4.00%	8,221	5.00%

December 31, 2012
Total Capital to Risk-Weighted Assets	$14,809	12.05%	$9,829	8.00%	$12,287	10.00%
Tier I Capital to Risk-Weighted Assets	13,268	10.80%	4,915	4.00%	7,372	6.00%
Tier I Capital to Average Assets	13,268	8.39%	6,327	4.00%	7,909	5.00%

December 31, 2011
Total Capital to Risk-Weighted Assets	$13,927	14.91%	$7,471	8.00%	$9,339	10.00%
Tier I Capital to Risk-Weighted Assets	12,754	13.66%	3,736	4.00%	5,603	6.00%
Tier I Capital to Average Assets	12,754	11.30%	4,516	4.00%	5,645	5.00%

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Restrictions on dividends
The ability of the Company to pay dividends depends, in part, on the ability of the Banks to pay dividends to the Company. In accordance with State of Connecticut Banking Rules and Regulations, regulatory approval is required to pay dividends in excess of the individual Bank’s earnings retained in the current year plus retained earnings from the previous two years. At June 30, 2013, and December 31, 2012, no dividends could be declared by the Banks without prior regulatory approval. The Banks are also prohibited from paying dividends that would reduce its capital ratios below minimum regulatory requirements.
16.
  Related Party Transactions
In the normal course of business, the Company may grant loans to executive officers, directors and members of their immediate families, as defined, and to entities in which these individuals have more than a 10% equity ownership. Such loans are transacted at terms including interest rates, similar to those available to unrelated customers. Changes in loans outstanding to such related parties during the six months ended June 30, 2013, and the years ending December 31, 2012 and 2011 were as follows:

	June 30, 2013	December 31,
		2012	2011
		(In thousands)
Balance, beginning of year	$5,260	$5,098	$5,315
Additional loans	1,518	3,769	218
Repayments	(181)	(3,607)	(435)
Balance, end of year	$6,597	$5,260	$5,098
Related party deposits aggregated approximately $27,396,000, $26,961,000, and $21,628,000 at June 30, 2013 and December 31, 2012, and 2011, respectively.
During the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012 and 2011, the Company paid approximately $70,000, $40,000, $94,000 and $117,000, respectively, to related parties for services provided to the Company. The payments were primarily for consulting and legal services.
The Company leases space and provides certain administrative services to the Banks, which the Company is compensated for. Additionally, BNCFG provides the operations and support for BNC and TBF’s banking activities, which BNCFG is compensated for. All related intercompany accounts and transactions have been eliminated in consolidation.
17.
  Subsequent Events
On September 9, 2013, in accordance with regulatory approval, The Bank of Fairfield merged with and into The Bank of New Canaan. Simultaneous with the merger, BNC Financial Group, Inc.’s name changed to Bankwell Financial Group, Inc., and The Bank of New Canaan’s name changed to Bankwell Bank.
In June 2013, the Company entered into a definitive merger agreement to acquire The Wilton Bank (“WB”), a state chartered commercial bank located in Wilton, Connecticut. The WB acquisition was completed on November 5, 2013.

Notes to Consolidated Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The Company has received approval from its regulators to establish a branch location in Norwalk, Connecticut, which is expected to open in the first quarter of 2014.
On September 30, 2013 the Company sold 370,000 shares of its common stock to an institutional investor in a private placement. The price was $16.75 per share. The purchaser executed an agreement that, among other things, provides it with “pre-emptive” rights for a period of three years. This entitles the investor to be afforded the opportunity to acquire from the Company, for the same price and on the same terms as such Company securities are offered, in the aggregate up to the amount of such securities required to enable the investor group to maintain its ownership percentage of Company stock (measured immediately prior to such offering).

INDEPENDENT AUDITOR’S REPORT To the Board of Directors The Wilton Bank Wilton, Connecticut
Report on the Financial Statements
We have audited the accompanying statements of financial condition of The Wilton Bank as of December 31, 2012 and 2011, and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of The Wilton Bank as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.
Emphasis of Matter
As described in Note 13 of these financial statements, at December 31, 2012 the Bank’s Tier 1 capital was not in compliance with the terms of its Consent Agreement. The Bank has submitted, and subsequent to December 31, 2012 its banking regulators have accepted, the updated Capital Plan. Our opinion is not modified with respect to this matter.
Hartford, Connecticut
March 19, 2013

STATEMENTS OF FINANCIAL CONDITION
June 30, 2013 (Unaudited) and December 31, 2012 and 2011

	June 30, 2013	December 31,
		2012	2011
	(Unaudited)
ASSETS
Cash and due from banks (Note 2)	$32,494,748	$28,374,762	$21,482,956
Certificates of deposit	5,250,000	5,750,000	4,000,000
Held-to-maturity securities (fair values of $1,021,250, $1,029,380 and $2,511,560 at June 30, 2013 and December 31, 2012 and 2011, respectively) (Note 3)	1,026,696	1,032,219	2,499,457
Loans receivable (net of allowance for loan losses of $876,886, $1,112,932 and $1,304,722 at June 30, 2013 and December 31, 2012 and 2011, respectively) (Note 4)	28,810,906	32,495,420	39,960,305
Accrued interest receivable	91,020	107,858	119,088
Foreclosed real estate	2,550,589	3,269,863	2,868,547
Federal Home Loan Bank of Boston stock, at cost (Note 8)	257,600	391,500	530,800
Premises and equipment, net (Note 5)	4,340,764	4,391,976	4,496,950
Other assets	357,582	309,929	454,293
Total assets	$75,179,905	$76,123,527	$76,412,396
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits (Note 6)
Noninterest bearing deposits	$16,031,260	$14,085,959	$15,533,054
Interest bearing deposits	51,866,769	53,795,219	50,914,503
Total deposits	67,898,029	67,881,178	66,447,557

Accrued expenses and other liabilities	215,439	211,743	192,906
Total liabilities	68,113,468	68,092,921	66,640,463
Commitments and contingencies (Notes 7, 13 and 15)	—	—	—
Shareholders’ equity (Notes 11 and 12)
Common stock, par value $5; 1,000,000 shares authorized; 481,245 shares issued	2,406,225	2,406,225	2,406,225
Additional paid-in capital	2,868,421	2,868,421	2,868,421
Less: Treasury stock at cost, 108,260 shares	(5,548,243)	(5,548,243)	(5,548,243)
Retained earnings	7,340,034	8,304,203	10,045,530
Total shareholders’ equity	7,066,437	8,030,606	9,771,933
Total liabilities and shareholders’ equity	$75,179,905	$76,123,527	$76,412,396
The accompanying notes are an integral part of the financial statements.

STATEMENTS OF INCOME
For the Six Months Ended June 30, 2013 and 2012 (Unaudited) and the Years Ended
December 31, 2012 and 2011

	June 30,		December 31,
	2013	2012	2012	2011
	(Unaudited)
Interest income
Interest and fees on loans	$843,966	$964,249	$1,806,030	$1,879,845
Interest on securities	1,352	9,506	13,941	62,246
Other	77,090	65,300	133,895	92,096
Total interest income	922,408	1,039,055	1,953,866	2,034,187
Interest expense
Interest on deposits	72,512	90,660	177,227	243,842
Total interest expense	72,512	90,660	177,227	243,842
Net interest income	849,896	948,395	1,776,639	1,790,345
Provision for loan losses (Note 4)	—	—	—	900,000
Net interest income after provision for loan losses	849,896	948,395	1,776,639	890,345
Noninterest income
Service charges and fees	43,570	49,435	100,537	93,250
Recovery from legal settlement	—	—	—	795,698
Other	85,387	85,512	177,396	171,594
Total noninterest income	128,957	134,947	277,933	1,060,542
Noninterest expenses
Salaries and employee benefits (Note 10)	831,093	828,040	1,623,925	1,757,499
Loss and expenses on foreclosed real estate, net	243,393	203,694	494,832	334,998
Professional services	201,705	160,483	393,663	397,000
Occupancy and equipment	169,986	169,723	338,792	327,248
Insurance	105,824	99,428	201,223	202,863
Data processing	93,812	81,009	160,986	151,420
FDIC deposit insurance	75,085	79,407	153,848	177,569
Non-accrual loan expenses, net of recoveries	2,109	(30,060)	(21,642)	55,805
Other	220,015	233,836	450,272	465,433
Total noninterest expenses	1,943,022	1,825,560	3,795,899	3,869,835
Loss before income taxes	(964,169)	(742,218)	(1,741,327)	(1,918,948)
Provision (benefit) for income taxes (Note 9)	—	—	—	1,350,771
Net loss	$(964,169)	$(742,218)	$(1,741,327)	$(3,269,719)
Basic loss per share (Note 11)	$(2.59)	$(1.99)	$(4.67)	$(8.77)
Diluted loss per share (Note 11)	$(2.59)	$(1.99)	$(4.67)	$(8.77)
Dividends per share	$—	$—	$—	$—
The accompanying notes are an integral part of the financial statements.

STATEMENTS OF COMPREHENSIVE INCOME
For the Six Months Ended June 30, 2013 and 2012 (Unaudited) and the Years Ended
December 31, 2012 and 2011

	June 30,		December 31,
	2013	2012	2012	2011
	(Unaudited)
Net loss	$(964,169)	$(742,218)	$(1,741,327)	$(3,269,719)
Other comprehensive losses:
Unrealized holding losses on securities available-for-sale	—	—	—	(3,705)
Income tax benefit related to items of other comprehensive loss	—	—	—	1,445
Total other comprehensive loss net of income tax benefit	—	—	—	(2,260)
Comprehensive loss	$(964,169)	$(742,218)	$(1,741,327)	$(3,271,979)
The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Six Months Ended June 30, 2013 (Unaudited) and the Years Ended
December 31, 2012 and 2011

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance January 1, 2011	372,985	$2,406,225	$2,868,421	$13,315,249	$(5,548,243)	$2,260	$13,043,912
Net loss	—	—	—	(3,269,719)	—	—	(3,269,719)
Unrealized holding loss on available-for-sale securities	—	—	—	—	—	(2,260)	(2,260)
Balance December 31, 2011	372,985	2,406,225	2,868,421	10,045,530	(5,548,243)	—	9,771,933
Net loss	—	—	—	(1,741,327)	—	—	(1,741,327)
Balance December 31, 2012	372,985	2,406,225	2,868,421	8,304,203	(5,548,243)	—	8,030,606
Net loss	—	—	—	(964,169)	—	—	(964,169)
Balance June 30, 2013	372,985	$2,406,225	$2,868,421	$7,340,034	$(5,548,243)	$—	$7,066,437
The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2013 and 2012 (Unaudited) and the Years Ended
December 31, 2012 and 2011

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
Cash flows from operating activities
Net loss	$(964,169)	$(742,218)	$(1,741,327)	$(3,269,719)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Amortization and accretion of premiums and discounts on investments, net	5,523	(5)	377	32,713
Provision for loan losses	—	—	—	900,000
Net loss on sale and provision for foreclosed real estate losses	129,606	33,018	218,316	280,731
Depreciation and amortization	57,616	62,204	122,142	126,553
Deferred income taxes	—	—	—	1,332,472
Changes in assets and liabilities:
Change in deferred loan fees	422	(15,261)	(17,501)	(10,156)
Decrease in accrued interest receivable	16,838	16,395	11,230	43,972
Decrease (increase) in other assets	(47,653)	(69,823)	144,364	808,708
Increase (decrease) in accrued expenses and other liabilities	3,696	(9,941)	18,836	(66,060)
Net cash (used) provided by operating activities	(798,121)	(725,631)	(1,243,563)	179,214
Cash flows from investing activities
Net (purchases) redemptions of certificates of deposit	500,000	(1,000,000)	(1,750,000)	(3,000,000)
Proceeds from maturities of held-to-maturity securities	—	1,500,000	2,500,000	4,500,000
Proceeds from maturities of available-for-sale securities	—	—	—	1,000,000
Purchases of held-to-maturity securities	—	—	(1,033,139)	—
Net decrease in loans receivable	2,470,511	2,572,228	6,001,400	5,672,962
Proceeds from sales of foreclosed real estate	1,803,249	800,000	861,354	—
Purchases of furniture and equipment	(6,404)	(3,886)	(17,168)	(12,771)
Redemption of FHLBB Stock	133,900	139,300	139,300	—
Net cash provided by investing activities	4,901,256	4,007,642	6,701,747	8,160,191
Cash flows from financing activities
Net increase (decrease) in demand, savings and money market deposits	1,447,000	(2,625,775)	1,289,165	(1,760,853)
Net increase (decrease) in time certificates of deposit	(1,430,149)	369,886	144,457	(2,773,951)
Net cash provided (used) in financing activities	16,851	(2,255,889)	1,433,622	(4,534,804)
Net increase in cash and cash equivalents	4,119,986	1,026,122	6,891,806	3,804,601
Cash and cash equivalents
Beginning of the year	28,374,762	21,482,956	21,482,956	17,678,355
End of the year	$32,494,748	$22,509,078	$28,374,762	$21,482,956
Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$84,745	$108,599	$180,109	$276,487
Income taxes	—	—	—	—
Noncash investing and financing activities
Transfer of loans to foreclosed real estate	1,485,000	1,480,986	1,480,986	1,435,180
The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011
1.
  Nature of Operations and Summary of Significant Accounting Policies
The Wilton Bank (the “Bank”) is a state chartered commercial bank located in Wilton, Connecticut, whose deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”). The Bank provides a full range of banking services to commercial and consumer customers, primarily located within its community and the surrounding area. The Bank is subject to competition from other financial institutions throughout the region. The Bank is also subject to the regulations of certain federal and state regulatory agencies and undergoes periodic examinations by those regulatory authorities.
Significant group concentrations of credit risk
Most of the Bank’s activities are with customers primarily located in Wilton, Connecticut and the surrounding area. The Bank does not have any significant concentrations to any one customer, however, it does have a significant concentration in construction and development loans.
Basis of presentation
The accounting and reporting policies of the Bank conform to generally accepted accounting principles in the United States of America (“GAAP”) and to general practices within the banking industry. Such policies have been followed on a consistent basis.
In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenue and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and the valuation of deferred tax assets.
The accompanying interim financial statements are unaudited and have been prepared in accordance with GAAP for interim financial information. These interim consolidated financial statements reflect, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position and the results of its operations and its cash flows at the dates and for the periods presented.
Beginning in 2007 and continuing in 2012, softening real estate markets, and generally weak economic conditions have led to declines in collateral values and stress on the cash flows of borrowers. As a result of the Bank’s lending concentrations in construction and development loans, the Bank’s loan portfolio was severely affected. These adverse economic conditions could continue into 2013 placing further stress on the Bank’s borrowers, resulting in increases in charge-offs, delinquencies and non-performing loans, and in some instances, lower valuations for the Bank’s impaired loans and other real estate owned. These could impact significant estimates such as the allowance for loan losses and the valuation of other real estate owned.
Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through November 1, 2013, the date upon which the Bank’s financial statements were available to be issued. No subsequent events were identified that would require a change to the financial statements or disclosure in notes to the financial statements, other than as noted in Note 13, Regulatory Matters, and Note 18, Subsequent Events.
Cash and cash equivalents and statement of cash flows
Cash and due from banks, and federal funds sold are recognized as cash equivalents in the statements of cash flows. Federal funds sold generally mature in one day. For purposes of reporting cash flows, the Bank considers all highly liquid debt instruments purchased with an original maturity of three months or

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

less to be cash equivalents. Cash flows from loans and deposits are reported net. The Bank maintains amounts due from banks and federal funds sold which, at times, may exceed federally insured limits. The Bank has not experienced any losses from such concentrations.
Investment securities
Management determines the appropriate classification of investment securities at the date individual securities are acquired, and the appropriateness of such classification is reassessed at each balance sheet date. Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and are recorded at amortized cost. The Bank does not engage in trading activities. Securities not classified as held-to-maturity are classified as available-for-sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of taxes. At June 30, 2013 and December 31, 2012 and 2011, all investment securities were classified as held-to-maturity.
In estimating other-than-temporary impairment, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. If the Bank does not have the intent to sell a debt security prior to recovery and (b) it is more-likely-than-not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When the Bank does not intend to sell the security, and it is more-likely-than-not the Bank will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.
The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections discounted at the applicable original yield of the security.
Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.
Loans receivable and allowance for loan losses
Loans receivable are stated at their current unpaid principal balances, net of the allowance for loan losses and net deferred loan origination fees and costs. The Bank has the ability and intent to hold its loans receivable for the foreseeable future or until maturity or payoff.
A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as a reduction in interest rate or deferral of interest or principal payments, due to the borrower’s financial condition.
Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are recorded as adjustments to the allowance for loan losses. A loan is impaired when it is probable the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.
Management considers all nonaccrual loans, other loans past due 90 days or more, and restructured loans to be impaired. In most cases, loan payments that are past due less than 90 days are considered minor collection delays and the related loans are not considered to be impaired.

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.
The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
The allowance for loan losses consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers all loans not considered impaired, segregated generally by loan type, with separate categories for loans that are classified as doubtful, past due and non-accrual, and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.
The majority of the Bank’s loans are collateralized by real estate, primarily located within Wilton, Connecticut and the surrounding area. Accordingly, the collateral value of a substantial portion of the Bank’s loan portfolio and real estate acquired through foreclosure is susceptible to changes in market conditions.
At June 30, 2013 and December 31, 2012 and 2011, management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.
Interest and fees on loans
Interest on loans is accrued and included in operating income based on contractual rates applied to principal amounts outstanding. Recognition of income on the accrual basis is discontinued when there is sufficient question as to the collectability of the interest. In these cases, the interest previously accrued to income is reversed. These loans are accounted for on either the cash-basis or the principal recapture method until qualifying for return to accrual status. Under the principal recapture method, loans which are deemed to be impaired and for which the collection of the entire principal balance is in doubt, any payments received from the borrower or operation of the collateral is applied only to principal and no income is recognized. A nonaccrual loan is restored to accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt.
Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized on a level-yield basis as an adjustment to the related loan yield over its contractual life. Unamortized net fees are recognized upon early repayment of the loans.
Troubled debt restructurings
A modified loan is considered a troubled debt restructuring (“TDR”) when two conditions are met: 1) the borrower is experiencing financial difficulties and 2) the modification constitutes a concession. Modified terms are dependent upon the financial position and needs of the individual borrower.
If a performing loan is restructured into a TDR, it remains in performing status. If a non-performing loan is restructured into a TDR, it continues to be carried in non-accrual status. Initially, all TDRs are reported as impaired. Impaired and TDR classifications may be removed if the borrower demonstrates compliance with the modified terms for a minimum of six months and through one fiscal year-end and the restructuring agreement specifies a market rate of interest equal to that which would be provided to a borrower with similar credit at the time of restructuring.

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Foreclosed real estate
Real estate properties acquired through loan foreclosure and other partial or total satisfaction of problem loans are carried at the lower of fair value less estimated costs of disposal or the related loan balance at the date of foreclosure.
Valuations are periodically performed by management and a valuation allowance is established if the carrying value of a property subsequently exceeds its fair value less estimated disposal costs. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs in the carrying value are charged to expense and included in foreclosed real estate expense. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Upon disposition, gains and losses, to the extent they exceed the corresponding valuation allowance, are reflected in the statement of income.
Federal Home Loan Bank stock
Federal Home Loan Bank of Boston (“FHLBB”) stock is a non-marketable equity security that is carried at cost and evaluated for impairment when deemed necessary.
Premises and equipment
Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is charged to operations using the straight-line method over the estimated useful lives of the related assets which range from 3 to 39 years. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized.
Impairment of long-lived assets
Long-lived assets, including premises and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is indicated by that review, the asset is written down to its estimated fair value through a charge to noninterest expense.
Fair value of financial instruments
The Bank used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:
Cash and cash equivalents — The carrying amounts reported in the statements of financial condition approximate fair value.
Held-to-maturity securities — Held-to-maturity securities are carried at amortized cost. Fair value is determined using quoted market prices, where available.
Loans receivable — For variable rate loans that reprice frequently and without significant change in credit risk, fair values are based on carrying values. The fair value of other loans is estimated by discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of nonaccrual loans was estimated using the estimated fair values of the underlying collateral.
Accrued income receivable — The carrying value of accrued income receivable approximates fair value.
Deposits — The fair values of noninterest bearing demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for time certificates of deposit are estimated using a discounted cash flow technique that applies interest rates currently being offered to a schedule of aggregated expected monthly maturities on time deposits.
Mortgagors’ escrow accounts — The carrying value of escrow accounts approximates fair value.

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Income taxes
The Bank recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and loss carryforwards.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
The Bank is required to make a determination of an inventory of tax positions (federal and state) for which the sustainability of the position, based upon the technical merits, is uncertain. The Bank regularly evaluates all tax positions taken and the likelihood of those positions being sustained. If management is highly confident that the position will be allowed and there is a greater than 50% likelihood that the full amount of the tax position will be ultimately realized, the Bank recognizes the full benefit associated with the tax position. It is the Bank’s policy to recognize interest and penalties related to unrecognized tax liabilities within income tax expense in the statements of income.
Related party transactions
Directors and officers of the Bank and their affiliates have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. However, the Bank precludes these individuals from entering into lending transactions with the Bank except for overdraft protection with a maximum line of credit of $5,000. Management believes that all deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, and on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of management, the transactions with related parties did not involve more than normal risks of collectability or favored treatment or terms, or present other unfavorable features.
Earnings (loss) per share
Basic earnings (loss) per share represents income available (loss allocable) to common stockholders and is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding. Diluted earnings (loss) per share reflects additional shares of common stock that would have been outstanding if dilutive potential shares of common stock had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential shares of common stock that may be issued by the Bank relate solely to outstanding stock options, and are determined using the treasury stock method.
Stock-based compensation
Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee requisite service period.
Accounting standards update
The following section includes changes in accounting principles and potential effects of new accounting pronouncements.
In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented as a liability and should not be combined with deferred tax assets. The amendments in ASU 2013-11 are effective for nonpublic entities for fiscal years, and interim periods within those years, beginning after December 15, 2014, with early adoption permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. Management does not expect the implementation of this update to have a material effect on the Bank’s financial statements.
In February 2013, FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires the Bank to present information about reclassification adjustments from accumulated other comprehensive income to be presented in a single note or on the face of the financial statements. The guidance is effective for the Bank as of December 31, 2013. The adoption of this guidance is not expected to have a material impact on the Bank’s financial statements.
In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which requires that all non-owner changes in equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance was effective for the Bank as of December 31, 2012, and has been applied retrospectively. The adoption of this guidance did not have a material impact on the Bank’s financial statements.
Reclassification
Certain reclassifications have been made to 2011 amounts to conform to the 2012 reporting presentation. These reclassifications only changed the reporting categories but did not affect our results of operations or financial position.
2.
  Restrictions on Cash and Due from Banks
The Bank is required to maintain reserves against its respective transaction accounts and nonpersonal time deposits. At June 30, 2013 and December 31, 2012, the Bank was required to have cash and liquid assets of approximately $479,000 and $349,000 respectively to meet these requirements.
3.
  Investment Securities
The amortized cost, gross unrealized gains, gross unrealized losses and approximate fair value of held-to-maturity securities at June 30, 2013 and December 31, 2012 and 2011 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2013
U.S. Government agency obligations Due from one through five years	$1,026,696	$—	$(5,446)	$1,021,250
December 31, 2012
U.S. Government agency obligations Due from one through five years	$1,032,219	$—	$(2,839)	$1,029,380
December 31, 2011
U.S. Government agency obligations Due within one year	$2,499,457	$12,103	$—	$2,511,560

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The following is a summary of the fair value and related unrealized losses aggregated by investment category and length of time that individual securities had been in a continuous unrealized loss position at June 30, 2013 and December 31, 2012:

	Length of Time in Continuous Unrealized Loss Position
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
June 30, 2013
U.S. Government agency obligations	$1,021,250	$(5,446)	$—	$—	$1,021,250	$(5,446)
December 31, 2012
U.S. Government agency obligations	$1,029,380	$(2,839)	$—	$—	$1,029,380	$(2,839)
At December 31, 2011, the Bank had no individual securities where the market value was less than the cost of the security.
There were no sales of investment securities for the six months ended June 30, 2013 and 2012, or for the years ended December 31, 2012 and 2011.
Securities with a carrying value of $510,625, $514,260 and $2,499,457 for the six months ended June 30, 2013 and years ended December 31, 2012 and 2011, respectively, were pledged to secure public deposits.
4.
  Loans Receivable and Allowance for Loan Losses
A summary of the Bank’s loan portfolio at June 30, 2013 and December 31, 2012 and 2011 was as follows:

	June 30, 2013	December 31,
		2012	2011
	(Unaudited)
Loans secured by real estate
Construction, development and land loans	$10,648,578	$11,346,434	$18,203,921
Loans secured by residential properties	7,274,092	7,951,006	8,129,238
Loans secured by non-residential properties	8,436,453	10,298,415	10,683,970
Commercial and industrial loans	2,298,251	2,692,095	3,598,419
Consumer, personal and other loans	1,075,258	1,367,672	714,249
Total loans	29,732,632	33,655,622	41,329,797
Deferred loan origination fees	(44,840)	(47,270)	(64,770)
Allowance for loan losses	(876,886)	(1,112,932)	(1,304,722)
Loans receivable, net	$28,810,906	$32,495,420	$39,960,305
Risk management
The Bank engages in various loan types in order to meet the needs of the communities in which it operates. Primary loan types are construction, commercial property, commercial loans, and personal and other loans.
Credit quality of loans and the allowance for loan losses
Management segregates the loan portfolio into portfolio segments which are defined as the level at which the Bank develops and documents a systematic method for determining its allowance for loan losses.

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The portfolio segments are segregated based on loan types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate.
The Bank’s loan portfolio is segregated into the following portfolio segments:
Construction, development and land loans.   This portfolio segment includes commercial construction loans for commercial development projects, including condominiums and small single family subdivisions as well as office buildings, retail and other income producing properties and land loans, which are loans made with land as security. Construction and land development financing generally involves greater credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, the Bank may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project proves to be inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment. Construction loans also expose the Bank to the risks that improvements will not be completed on time in accordance with specifications and projected costs and that repayment will depend on the successful operation or sale of the properties, which may cause some borrowers to be unable to continue with debt service which exposes the Bank to greater risk of non-payment and loss.
Loans secured by residential properties.   This portfolio segment consists of the origination of first mortgage loans secured by one-to-four family owner and non-owner occupied residential properties, multi-family dwellings, home equity loans and home equity lines of credit.
Loans secured by non-residential properties.   This portfolio segment includes loans secured by commercial real estate for property owners and businesses in our market area. Loans secured by commercial real estate generally have larger loan balances and more credit risk than owner occupied one-to four-family mortgage loans.
Commercial and industrial.   This portfolio segment includes commercial business loans secured by assignments of corporate assets and personal guarantees of the business owners. Commercial business loans generally have higher interest rates and shorter terms than other loans, but they also may involve higher average balances, increased difficulty of loan monitoring and a higher risk of default since their repayment generally depends on the successful operation of the borrower’s business.
Consumer, personal and other loans.   This portfolio segment includes loans secured by passbook or certificate accounts, marketable securities or automobiles, as well as unsecured personal loans and overdraft lines of credit.

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Allowance for loan losses
The following tables set forth the balance of the allowance for loan losses at June 30, 2013 and December 31, 2012 and 2011, by portfolio segment, disaggregated by impairment methodology, which is then further segregated by amounts evaluated for impairment collectively and individually:

	Allowance for Loan Losses
(In thousands)	Construction, Development and Land Loans	Loans Secured by Residential Properties	Loans Secured by Non- Residential Properties	Commercial and Industrial Loans	Consumer, Personal and Other Loans	Unallocated	Total
June 30, 2013 (Unaudited)
Beginning balance	$283	$103	$250	$114	$36	$327	$1,113
Charge-offs	(225)	—	—	(87)	—	—	(312)
Recoveries	—	75	—	—	1	—	76
Provisions	149	(96)	(85)	148	(17)	(99)	—
Ending balance	$207	$82	$165	$175	$20	$228	$877
Ending loan balances individually evaluated for impairment	$3,923	$1,415	$504	$676	$336	—	$6,854
Ending loan balances collectively evaluated for impairment	$6,726	$5,859	$7,933	$1,622	$739	$—	$22,879
December 31, 2012
Beginning balance	$475	$244	$268	$187	$29	$102	$1,305
Charge-offs	(89)	(24)	—	(80)	—	—	(193)
Recoveries	—	—	—	1	—	—	1
Provisions	(103)	(117)	(18)	6	7	225	—
Ending balance	$283	$103	$250	$114	$36	$327	$1,113
Ending loan balances individually evaluated for impairment	$5,615	$1,735	$531	$448	$359	—	$8,688
Ending loan balances collectively evaluated for impairment	$5,732	$6,216	$9,767	$2,244	$1,009	$—	$24,968
December 31, 2011
Beginning balance	$617	$338	$234	$739	$59	$47	$2,034
Charge-offs	(1,191)	(55)	—	(388)	—	—	(1,634)
Recoveries	1	—	—	3	1	—	5
Provisions	1,048	(39)	34	(167)	(31)	55	900
Ending balance	$475	$244	$268	$187	$29	$102	$1,305
Ending loan balances individually evaluated for impairment	$11,023	$1,550	$613	$357	$6	$—	$13,549
Ending loan balances collectively evaluated for impairment	$7,181	$6,579	$10,071	$3,241	$709	$—	$27,781
The allowance for loan losses allocated to each portfolio segment is not necessarily indicative of future losses in any particular portfolio segment and does not restrict the use of the allowance to absorb losses in other portfolio segments.
Credit quality indicators
The Bank’s policies provide for the classification of loans into the following categories: pass, watch, special mention, substandard, doubtful and loss. Consistent with regulatory guidelines, loans that are considered to be of lesser quality are classified as substandard, doubtful, or loss. A loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans include those loans characterized by the distinct possibility

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

that the Bank will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Loans (or portions of loans) classified as loss are those considered uncollectible and of such little value that there continuance as loans is not warranted. Loans that do not expose the Bank to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve close attention, are designated as watch and special mention.
When loans are classified as special mention, substandard or doubtful, the Bank allocates a portion of the related general loss allowances to such loans as the Bank deems prudent. The Bank regularly reviews its loan portfolio to determine whether any loans require classification in accordance with applicable regulations.
The following table is a summary of the loan portfolio quality indicators by portfolio segment at June 30, 2013 and as of December 31, 2012 and 2011:

(In thousands)	Construction, Development and Land Loans	Loans Secured by Residential Properties	Secured by Non- Residential Properties	Commercial and Industrial Loans	Consumer, Personal and Other Loans
June 30, 2013 (Unaudited)
Grade:
Pass	$5,879	$5,026	$7,350	$1,406	$428
Watch	23	743	583	117	311
Special mention	—	—	—	—	261
Substandard	4,747	1,505	504	775	75
Doubtful	—	—	—	—	—
Loss	—	—	—	—	—
	$10,649	$7,274	$8,437	$2,298	$1,075
December 31, 2012
Grade:
Pass	$4,912	$5,444	$9,179	$1,582	$920
Watch	25	577	588	25	69
Special mention	—	—	—	1,085	278
Substandard	6,410	1,930	531	—	101
Doubtful	—	—	—	—	—
Loss	—	—	—	—	—
	$11,347	$7,951	$10,298	$2,692	$1,368
December 31, 2011
Grade:
Pass	$5,181	$5,643	$10,018	$2,632	$589
Watch	—	—	—	92	77
Special mention	2,000	128	—	93	—
Substandard	10,779	2,358	666	782	48
Doubtful	244	—	—	—	—
Loss	—	—	—	—	—
	$18,204	$8,129	$10,684	$3,599	$714

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Loan portfolio aging analysis
When a loan is 10 days past due, the Bank sends the borrower a late notice. The Bank also contacts the borrower by phone if the delinquency is not corrected promptly after the notice has been sent. When the loan is 30 days past due, the Bank may mail the borrower a letter reminding the borrower of the delinquency. By the 90th day of delinquency, if there is no payment arrangement or workout plan in place, the Bank may send the borrower a final demand for payment.
The following tables set forth certain information with respect to our loan portfolio delinquencies by portfolio segment and amount as of June 30, 2013 and December 31, 2012 and 2011:

(In thousands)	31 – 60 Days Past Due	61 – 90 Days Past Due	Greater > Than 90 Days and Nonaccrual Status	Total Past Due Loans	Total Current Loans	Loans > 90 Days and Accruing
June 30, 2013 (Unaudited)
Construction, development and land loans	$—	$—	$3,697	$3,697	$6,952	$—
Loans secured by residential properties	—	—	1,415	1,415	5,859	—
Loans secured by non-residential properties	—	—	504	504	7,933	—
Commercial and industrial loans	—	—	578	578	1,720	—
Consumer, personal and other loans	81	—	—	81	994	—
Total	$81	$—	$6,194	$6,275	$23,458	$—
December 31, 2012
Construction, development and land loans	$—	$—	$2,248	$2,248	$9,099	$—
Loans secured by residential properties	—	—	748	748	7,203	—
Loans secured by non-residential properties	—	—	—	—	10,298	—
Commercial and industrial loans	75	—	300	375	2,317	—
Consumer, personal and other loans	75	—	—	75	1,293	—
Total	$150	$—	$3,296	$3,446	$30,210	$—
December 31, 2011
Construction, development and land loans	$—	$1,400	$3,736	$5,136	$13,068	$—
Loans secured by residential properties	—	—	718	718	7,411	—
Loans secured by non-residential properties	53	103	—	156	10,528	—
Commercial and industrial loans	300	—	—	300	3,299	—
Consumer, personal and other loans	—	—	—	—	714	—
Total	$353	$1,503	$4,454	$6,310	$35,020	$—
Loans on nonaccrual status
Loans on nonaccrual status may be accounted for on either the cash basis method or the principal recapture method until qualifying for return to accrual status. As of December 31, 2011, all loans on nonaccrual status were accounted for on the principal recapture method. During 2012, one of these loans was transferred to the cash basis method.

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The following table is a summary of nonaccrual loans by portfolio segment as of June 30, 2013 and December 31, 2012 and 2011:

	June 30, 2013	December 31,
		2012	2011
(In thousands)	(Unaudited)
Construction, development and land loans	$3,697	$5,387	$10,540
Loans secured by residential properties	1,415	1,083	1,550
Loans secured by non-residential properties	504	453	520
Commercial and industrial loans	578	348	357
Consumer, personal and other loans	—	—	—
Total	$6,194	$7,271	$12,967
Included in nonaccrual loans at June 30, 2013 and December 31, 2012 are approximately $3,860,000 and $3,975,000, respectively, of loans which are performing in accordance with their contractual terms, however, these loans have not been returned to accrual status because they have not yet met necessary performance standards.
The amount of income that was contractually due but not recognized on nonperforming loans totaled $189,095 and $278,081 for the six months ended June 30, 2013 and 2012, and $357,905 and $686,633 for the years ended December 31, 2012 and 2011, respectively.
Impaired loans
An impaired loan generally is one for which it is probable, based on current information, that the Bank will not collect all the amounts due under the contractual terms of the loan. Loans are individually evaluated for impairment. When the Bank classifies a problem asset as impaired, it provides a specific reserve for that portion of the asset that is deemed uncollectible.
The following table is a summary of impaired loans by portfolio segment as of June 30, 2013 and December 31, 2012 and 2011:

(In thousands)	Carrying Amount	Unpaid Principal Balance	Associated Allowance	Average Carrying Amount	Interest Income Recognized
June 30, 2013 (Unaudited)
Impaired loans with no specific allowance recorded:
Construction, development and land loans	$3,923	$4,475	$—	$3,963	$6
Loans secured by residential properties	1,415	1,585	—	1,439	8
Loans secured by non-residential properties	504	664	—	517	—
Commercial and industrial loans	442	769	—	446	3
Consumer, personal and other loans	335	335	—	343	14
Total impaired loans with no specific allowance recorded	$6,619	$7,828	$—	$6,708	$31
Impaired loans with an allowance recorded:
Construction, development and land loans	$—	$—	$—	$—	$—
Loans secured by residential properties	—	—	—	—	—
Loans secured by non-residential properties	—	—	—	—	—
Commercial and industrial loans	234	—	117	239	2
Consumer, personal and other loans	1	1	1	6	—
Total impaired loans with an allowance recorded	$235	$1	$118	$245	$2
Total impaired loans	$6,854	$7,829	$118	$6,953	$33

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

(In thousands)	Carrying Amount	Unpaid Principal Balance	Associated Allowance	Average Carrying Amount	Interest Income Recognized
December 31, 2012
Impaired loans with no specific allowance recorded:
Construction, development and land loans	$4,266	$4,769	$—	$5,987	$82
Loans secured by residential properties	1,735	1,879	—	1,761	49
Loans secured by non-residential properties	531	668	—	570	7
Commercial and industrial loans	448	921	—	360	—
Consumer, personal and other loans	353	353	—	369	28
Total impaired loans with no specific allowance recorded	$7,333	$8,590	$—	$9,047	$166
Impaired loans with an allowance recorded:
Construction, development and land loans	$1,349	$1,972	$49	$1,349	$—
Loans secured by residential properties	—	—	—	—	—
Loans secured by non-residential properties	—	—	—	—	—
Commercial and industrial loans	—	—	—	—	—
Consumer, personal and other loans	6	6	6	6	1
Total impaired loans with an allowance recorded	$1,355	$1,978	$55	$1,355	$1
Total impaired loans	$8,688	$10,568	$55	$10,402	$167
December 31, 2011
Impaired loans with no specific allowance recorded:
Construction, development and land loans	$10,779	$11,249	$—	$11,175	$25
Loans secured by residential properties	1,550	1,655	—	1,574	—
Loans secured by non-residential properties	613	700	—	656	8
Commercial and industrial loans	357	437	—	768	—
Consumer, personal and other loans	—	—	—	—	—
Total impaired loans with no specific allowance recorded	$13,299	$14,041	$—	$14,173	$33
Impaired loans with an allowance recorded:
Construction, development and land loans	$244	$244	$122	$244	$—
Loans secured by residential properties	—	—	—	—	—
Loans secured by non-residential properties	—	—	—	—	—
Commercial and industrial loans	—	—	—	—	—
Consumer, personal and other loans	6	6	6	6	1
Total impaired loans with an allowance recorded	$250	$250	$128	$250	$1
Total impaired loans	$13,549	$14,291	$128	$14,423	$34

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Troubled debt restructurings
The following table presents loans whose terms were modified under TDRs as of June 30, 2013 and December 31, 2012 and 2011:

	June 30, 2013	December 31,
		2012	2011
(In thousands)	(Unaudited)
Construction, development and land loans	$3,300	$3,373	$7,287
Loans secured by residential properties	1,351	1,395	786
Loans secured by non-residential properties	505	531	511
Commercial and industrial loans	223	148	57
Consumer, personal and other loans	261	278	—
Total TDRs	$5,640	$5,725	$8,641
TDRs included in nonperforming loans and leases	$4,974	$4,388	$8,065
TDRs in compliance with modified terms	$666	$1,337	$576
At December 31, 2012, the Bank had a $1,000,000 commitment to lend additional funds to a borrower with a loan which has been modified as a TDR. The new loan is a construction loan secured by a first mortgage, with a loan-to-value ratio of approximately 80%.
5.   Premises and Equipment
At June 30, 2013 and December 31, 2012 and 2011, premises and equipment consisted of the following:

	June 30, 2013	December 31,
		2012	2011
	(Unaudited)
Land and buildings	$4,994,694	$4,990,319	$4,980,967
Furniture and equipment	511,846	509,818	502,002
Less accumulated depreciation and amortization	(1,165,776)	(1,108,161)	(986,019)
Total premises and equipment	$4,340,764	$4,391,976	$4,496,950
For the six months ended June 30, 2013 and 2012, depreciation and amortization expense totaled $57,616 and $62,204, respectively, compared with $122,142 and $126,553 for the years ended December 31, 2012 and 2011.
6.   Deposits
Deposits consisted of the following at June 30, 2013 and December 31, 2012 and 2011:

	2013	2012	2011
	(Unaudited)
Noninterest bearing demand deposits	$16,031,260	$14,085,959	$15,533,054
Interest bearing accounts:
NOW, money market and savings	40,982,604	41,480,905	38,744,647
Time certificates of deposit	10,884,165	12,314,314	12,169,856
Total interest bearing	51,866,769	53,795,219	50,914,503
Total deposits	$67,898,029	$67,881,178	$66,447,557

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Time certificates of deposit in denominations of $100,000 or more were approximately $6,498,000 at June 30, 2013, and $7,425,000 and $7,140,000 as of December 31, 2012 and 2011, respectively. Interest expense related to such deposits was $18,330 and $22,959 at June 30, 2013 and 2012, and $45,622 and $66,894 for 2012 and 2011, respectively.
The Dodd-Frank Wall Street Reform and Consumer Protection Act signed into law in 2010, permanently raised the maximum deposit insurance amount to $250,000. At June 30, 2013, and December 31, 2012 and 2011, time certificates of deposit in denominations of $250,000 or more were approximately $3,257,000, $4,230,000 and $3,209,000, respectively.
Contractual maturities of time certificates of deposit as of June 30, 2013 and December 31, 2012, were as follows:

	June 30, 2013	December 31, 2012
	(Unaudited)
Less than one year	$10,034,812	$11,196,559
One year to two years	514,830	867,382
Two years to three years	182,112	184,867
Three years to five years	152,411	65,506
Total time certificates of deposit	$10,884,165	$12,314,314
7.   Commitments and Contingencies
Leases
The Bank leases excess office space to a tenant under a noncancelable operating lease, which was renewed in February, 2013. For the six months ended June 30, 2013 and 2012, rental income under noncancelable leases were $55,050 and $55,006, respectively, compared with $113,756 and $108,121 for the years ended December 31, 2012 and 2011.
At June 30, 2013 and December 31, 2012, future minimum lease payments receivable are as follows:

	June 30, 2013	December 31, 2012
	(Unaudited)
2013	$41,986	$83,972
2014	6,998	6,998
	$48,984	$90,970
Legal matters
The Bank is involved in legal matters which have arisen in the normal course of business. Management believes that the resolution of these matters will not have a material effect on the Bank’s financial condition or results of operations.
8.   Federal Home Loan Bank of Boston Stock and Advances
As a member of the FHLBB, the Bank is required to maintain an investment in capital stock of the FHLBB, as collateral, in an amount equal to a percentage of certain loans outstanding and contracts secured by real estate, including mortgage-backed securities, and advances outstanding with the FHLBB. No ready market exists for FHLBB stock and it has no quoted market value. For disclosure purposes, market value equals cost since the Bank can redeem the stock with FHLBB at cost.

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Additionally, at June 30, 2013 and December 31, 2012 the Bank has access to a pre-approved secured line of credit with the FHLBB of $450,000 and the ability to borrow up to a certain percentage of the value of the Bank’s qualified collateral, as defined in the FHLBB Statement of Products Policy, at the time of the borrowing. In accordance with an agreement with the FHLBB, the qualified collateral must be free and clear of liens, pledges and encumbrances. There were no advances outstanding at June 30, 2013 and December 31, 2012 and 2011.
9.   Income Taxes
The components of the provision (benefit) for income taxes for the six months ended June 30, 2013 and 2012, and the years ended December 31, 2012 and 2011 were as follows:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
Current provision	$—	$—	$—	$18,299
Deferred provision	(374,499)	(288,172)	(601,928)	(737,840)
Total provision (benefit) for taxes before change in valuation allowance	(374,499)	(288,172)	(601,928)	(719,541)
Change in valuation allowance	374,499	288,172	601,928	2,070,312
Total provision (benefit) for income taxes	$—	$—	$—	$1,350,771
A reconciliation of the anticipated income tax provision (computed by applying the statutory federal income tax rate of 34% to income before income taxes) to the amount reported in the statement of operations for the six months ended June 30, 2013 and 2012, and the years ended December 31, 2012 and 2011 is as follows:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
Benefit for income taxes at statutory federal rate	$(327,817)	$(252,354)	$(592,501)	$(652,442)
State taxes, net of federal benefit	(47,196)	(36,332)	(73,837)	(95,704)
Valuation allowance on deferred tax assets	374,499	288,172	601,928	2,070,312
Non-deductible expenses	514	514	1,028	1,946
Other	—	—	63,382	26,659
Total provision (benefit) for income taxes	$—	$—	$—	$1,350,771
Deferred income taxes reflect the impact of “temporary differences” between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The Bank records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not, that some or all of the benefit related to the deferred tax assets will not be realized. The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. Management has reviewed the deferred tax position of the Bank at December 31, 2012. The deferred tax position has been affected by several significant transactions in the past three years, including increased provisions for loan losses, and the increasing levels of non-accrual loans.
The Bank has approximately $5,929,000 of federal net operating losses available to be carried forward at December 31, 2012. The ability to use these losses will begin to expire in 2030. The Bank also has approximately $10,729,000 of net operating losses available to be carried forward for State of Connecticut income tax purposes. Under Connecticut tax law, corporations are not allowed to carry net operating losses

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

incurred back to open tax years, but instead must carry the losses forward to apply against future taxable income, for up to 12 years. These losses will begin to expire in 2021. Due to the magnitude of the tax losses, management has concluded that it is not more-likely-than-not that the Bank will be unable to realize its deferred tax assets related to net operating losses. The Bank has established a valuation allowance equal to 100%, or $3.0 million, against these deferred tax assets at June 30, 2013 and December 31, 2012. If, in the future, the Bank generates taxable income on a sustained basis sufficient to support the state deferred tax assets, management’s conclusion regarding the need for a deferred tax asset valuation allowance could change, resulting in the reversal of all or a portion of the deferred tax asset valuation allowance.
At December 31, 2012 and 2011, the components of deferred taxes were as follows:

	December 31,
	2012	2011
Deferred tax assets:
Allowance for loan losses	$177,885	$251,759
Deferred loan fees	19,473	25,228
Net operating loss carryforwards	2,464,815	2,166,140
Nonaccrual interest	404,312	121,337
Other	23,921	21,169
Gross deferred tax asset	3,090,406	2,585,633
Valuation allowance	(3,026,565)	(2,424,637)
Deferred tax asset, net of valuation allowance	63,841	160,996
Deferred tax liabilities:
Premises and equipment	(11,236)	(27,283)
Prepaid expenses	(52,605)	(133,713)
Deferred tax liability	(63,841)	(160,996)
Net deferred taxes	$—	$—
Retained earnings at December 31, 2012 includes a contingency allowance for loan losses of $27,000, which represents the tax allowance balance existing at December 31, 1987, and is maintained in accordance with provisions of the Internal Revenue Code applicable to savings banks. It is not anticipated that the Bank will incur a federal income tax liability related to the reduction of this allowance and accordingly, deferred income taxes of $10,700 has not been recognized as of December 31, 2012.
As of December 31, 2012, the Bank is subject to unexpired statutes of limitation for examination of its tax returns for U.S Federal and Connecticut income taxes for the years 2012, 2011 and 2010. An examination of the Bank’s 2009 federal income tax return resulted in no changes.
10.   401(k) Profit Sharing Plan
The Bank’s employees are eligible to participate in The Wilton Bank, Inc. 401(k) Plan (the “Plan”). The Plan covers substantially all employees who are 21 years of age and have completed one year of service in which the employee worked a minimum of 1,000 hours. Under the terms of the Plan, participants can contribute up to a certain percentage of their compensation, subject to federal limitations. The Bank may make discretionary matching and/or profit sharing contributions. Participants are immediately vested in their contributions and become fully vested in Bank contributions after completing six years of service. The Bank contributed $29,373 and $28,904 for the six months ended June 30, 2013 and 2012, and $58,249 and $62,685 to the Plan during 2012 and 2011, respectively.

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

11.
  Earnings Per Share
The following is information about the computation of earnings (loss) per share for the six months ended June 30, 2013 and 2012, and the years ended December 31, 2012 and 2011:

	Net Loss	Shares	Per Share Amount
June 30, 2013 (Unaudited)
Basic loss per share attributable to common shareholders	$(964,169)	372,985	$(2.59)
Effect of dilutive securities	—	—	—
Diluted loss per share attributable to common shareholders	$(964,169)	372,985	$(2.59)
June 30, 2012 (Unaudited)
Basic loss per share attributable to common shareholders	$(742,218)	372,985	$(1.99)
Effect of dilutive securities	—	—	—
Diluted loss per share attributable to common shareholders	$(742,218)	372,985	$(1.99)
December 31, 2012
Basic loss per share attributable to common shareholders	$(1,741,327)	372,985	$(4.67)
Effect of dilutive securities	—	—	—
Diluted loss per share attributable to common shareholders	$(1,741,327)	372,985	$(4.67)
December 31, 2011
Basic loss per share attributable to common shareholders	$(3,269,719)	372,985	$(8.77)
Effect of dilutive securities	—	—	—
Diluted loss per share attributable to common shareholders	$(3,269,719)	372,985	$(8.77)
12.
  Stock Options
The Bank has adopted two stock option plans, the 1995 Director Stock Plan (the “Director Plan”) and the 1995 Employee Stock Option Plan (the “Employee Plan”) under which an aggregate of 110,000 shares of the Bank’s common stock were reserved for issuance upon the exercise of both incentive options and non-qualified options granted under these plans.
Under both plans, the exercise price of each option is the fair value of the Bank’s common stock on the date of the option grant. Options are exercisable for ten years from the date of grant. The Bank recognizes compensation cost relating to option transactions in the financial statements with measurement based upon the fair value of the equity instruments issued. For the six months ended June 30, 2013 and 2012, and years ended December 31, 2012 and 2010, no awards were granted and no compensation expense was recognized for stock options.
At June 30, 2013 and December 31, 2012, there were no options available for future grants under the Director Plan or the Employee Plan.

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

A summary of the status of stock options at June 30, 2013, and December 31, 2012 and 2011, and changes during the years then ended is as follows:

	June 30, 2013		December 31,
	(Unaudited)		2012		2011
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	200	$56.05	200	$56.05	400	$48.29
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Terminated	—	—	—	—	(200)	40.54
Outstanding and exercisable at end of year	200	56.05	200	56.05	200	56.05
At June 30, 2013, and December 31, 2012 and 2011, the exercise prices on outstanding options ranged from $54.25 to $57.85. The remaining contractual lives for the options outstanding at December 31, 2012 ranged from 1.13 years to 1.53 years, with a weighted-average remaining contractual life of 1.34 years.
13.
  Regulatory Matters
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. The Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
In July 2010, the Bank agreed to the issuance of a formal, written Consent Agreement with the FDIC and the State of Connecticut Department of Banking (“DOB”). Under the terms of the Consent Agreement, the Bank is required to maintain its Tier 1 capital ratio at least equal to 12% to total assets, Tier 1 risk-based capital at least equal to 12% of total risk-weighted assets, and total risk-based capital at least equal to 15% of total risk-weighted assets. In addition, the Bank must report quarterly to the board of directors and to the FDIC and DOB on the Bank’s progress in complying with the Consent Agreement. The Consent Agreement also requires the Bank to review, adopt and implement a number of policies and programs related to credit and operational issues. It further provides for certain asset growth restrictions for a limited period of time together with the reduction of the Bank’s risk position in certain loans which are classified as substandard, or doubtful, and a restriction on the extension of credit to borrowers whose loans are so criticized. Failure to comply with the Consent Agreement and the minimum capital requirements specified above may subject the Bank to further regulatory actions.
At June 30, 2013 and December 31, 2012, the Bank was not in compliance with the Consent Agreement’s minimum 12% Tier 1 Capital requirement. However, the Bank was in compliance with the two risk-based capital requirements as described above, as well as other requirements in the Consent Agreement. The Bank submitted an updated Capital Plan to the FDIC and DOB. The Capital Plan describes actions the Bank will take to return the Tier 1 capital to the minimum required under the Consent Agreement. Subsequent to the 2012 fiscal year-end, the Capital Plan was accepted by the Bank’s regulators.
Restrictions on dividends
While the Consent Agreement is in effect, the Bank may not pay dividends or any other form of payment representing a reduction in capital without the prior written approval of the FDIC and the DOB. In addition to the Consent Agreement, certain other restrictions exist regarding the ability of the Bank to pay dividends. State of Connecticut Banking Rules and Regulations require regulatory approval to pay

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

dividends in excess of the Bank’s earnings retained in the current year plus retained earnings from the previous two years. The Bank had an accumulated deficit for the three-year period ended December 31, 2012, and therefore is restricted from paying dividends. The Bank is also prohibited from paying dividends that would reduce its capital ratios below minimum regulatory requirements. The Bank suspended its dividend in March, 2010.
The Bank’s actual capital amounts and ratios at June 30, 2013, and December 31, 2012 and 2011 were as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2013 (Unaudited)
Total Capital to Risk-Weighted Assets	$7,577	18.72%	$3,238	8.00%	$4,048	10.00%
Tier 1 Capital to Risk-Weighted Assets	7,066	17.46%	1,619	4.00%	2,429	6.00%
Tier 1 Capital to Average Assets	7,066	9.50%	2,974	4.00%	3,718	5.00%
December 31, 2012
Total Capital to Risk-Weighted Assets	$8,583	19.70%	$3,486	8.00%	$4,357	10.00%
Tier 1 Capital to Risk-Weighted Assets	8,031	18.43%	1,743	4.00%	2,614	6.00%
Tier 1 Capital to Average Assets	8,031	10.81%	2,970	4.00%	3,713	5.00%
December 31, 2011
Total Capital to Risk-Weighted Assets	$10,429	20.09%	$4,153	8.00%	$5,192	10.00%
Tier 1 Capital to Risk-Weighted Assets	9,772	18.82%	2,077	4.00%	3,115	6.00%
Tier 1 Capital to Average Assets	9,772	12.97%	3,014	4.00%	3,768	5.00%
14.
  Related Party Transactions
The Bank currently precludes Directors and Officers of the Bank and their affiliates from entering into lending transactions with the Bank except for overdraft protection with a maximum line of credit of $5,000. Amounts outstanding under such lines of credit were $643, $878 and $523 at June 30, 2013, December 31, 2012 and 2011, respectively.
Related party deposits aggregated approximately $1,638,000, $1,788,000 and $1,330,000 at June 30, 2013, December 31, 2012 and 2011, respectively.
The Bank rents storage space on a month-to-month basis from an individual who is a director of the Bank. Expense related to this rental approximated $2,800 for the six months ended June 30, 2013 and $5,600 for the years ended December 31, 2012 and 2011.
15.
  Financial Instruments with Off-Balance Sheet Risk
In the normal course of business, the Bank is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements. The contractual amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.
The contractual amounts of commitments to extend credit represents the amounts of potential accounting loss should: the contract be fully drawn upon; the customer default; and; the value of any existing collateral becomes worthless. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments and evaluates each customer’s creditworthiness on a case-by-case basis. Management believes that the Bank controls the credit risk of these financial instruments through credit approvals, credit limits, monitoring procedures and the receipt of collateral as deemed necessary.

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Financial instruments whose contract amounts represent credit risk are as follows at June 30, 2013, and December 31, 2012 and 2011:

	June 30, 2013	December 31,
		2012	2011
(In thousands)	(Unaudited)
Commitments to extend credit:
Undisbursed home equity lines of credit	$3,723	$3,037	$3,636
Undisbursed loans secured by real estate	3,458	2,830	3,418
Future loan commitments	2,134	2,710	377
Undisbursed commercial lines of credit	2,185	1,912	2,718
Overdraft protection lines	585	596	632
	$12,085	$11,085	$10,781
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Since these commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower.
16.
  Fair Values of Financial Instruments
GAAP requires disclosure of fair value information for financial instruments, whether or not recognized in the statements of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments are excluded from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.
The information presented should not be interpreted as an estimate of the fair value of the entire Bank since a fair value calculation is only required for a limited portion of the Bank’s assets. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Bank’s disclosures and those of other banks may not be meaningful.
As of June 30, 2013, and December 31, 2012 and 2011, the carrying amounts and fair values of the Bank’s financial instruments were:

	June 30, 2013		December 31,
	(Unaudited)		2012		2011
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Financial assets:
Cash and due from banks	$32,494,748	$32,494,748	$28,374,762	$28,374,762	$21,482,956	$21,482,956
Certificates of deposit	5,250,000	5,250,000	5,750,000	5,750,000	4,000,000	4,000,000
Held-to-maturity securities	1,026,696	1,021,250	1,032,219	1,029,380	2,499,457	2,511,560
Loans receivable, net	28,810,906	28,586,000	32,495,420	32,554,000	39,960,305	39,299,000
FHLBB stock	257,600	257,600	391,500	391,500	530,800	530,800
Accrued interest receivable	91,020	91,020	107,858	107,858	119,088	119,088
Financial liabilities:
Demand deposits	16,031,260	16,031,260	14,085,959	14,085,959	15,533,054	15,533,054
NOW, money market and savings deposits	40,982,604	40,982,604	41,480,905	41,480,905	38,744,647	38,744,647
Time deposits	10,884,165	10,891,000	12,314,314	12,324,000	12,169,856	12,191,000
Accrued interest payable	17,345	17,345	39,935	39,935	42,815	42,815

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

17.
  Fair Value Measurements
The Bank uses fair value measurements to record certain assets at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value is best determined using quoted market prices. However, in certain instances, there are no quoted market prices for certain assets or liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the asset or liability.
Fair value measurements focus on exit prices in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there had been a significant decrease in the volume and level of activity for the asset or liability, a change in the valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.
The Bank’s fair value measurements are classified into a fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three categories within the hierarchy are as follows:
Level 1 —
  Quoted prices in active markets for identical assets or liabilities.
Level 2 —
  Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; and model-based valuation techniques for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 —
  Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
Valuation techniques based on unobservable inputs are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that may appropriately reflect market and credit risks. Changes in these judgments often have a material impact on the fair value estimates. In addition, since these estimates are as of a specific point in time, they are susceptible to material near-term changes. The fair values disclosed do not reflect any premium or discount that could result from the sale of a large volume of a particular financial instrument, nor do they reflect the possible tax ramifications or estimated transaction costs.
At June 30, 2013, December 31, 2012 and 2011, the Bank had no financial instruments measured at fair value on a recurring basis.
The Bank uses fair value measurements to record certain financial instruments at fair value on a nonrecurring basis. These nonrecurring fair value adjustments typically involve the application of lower-of-cost-or market value accounting or write-downs of individual assets.
The Bank used the following methods and significant assumptions to estimate the fair value of its financial instruments which are carried at fair value on a nonrecurring basis in the financial statements:
Impaired loans and foreclosed real estate are carried at fair value on a nonrecurring basis. Collateral dependent loans and foreclosed real estate are considered Level 3, as the fair value is based on an appraisal and the adjustments to comparable sales made by the appraiser are unobservable. Non-collateral dependent loans are measured using a discounted cash flow technique and are also considered Level 3, as the inputs are the Bank’s own assumptions.

Notes to Financial Statements
June 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

At June 30, 2013, and December 31, 2012 and 2011, financial instruments measured at fair value on a nonrecurring basis were as follows:

	Carrying Value
	Level 1	Level 2	Level 3	Total
June 30, 2013 (Unaudited)
Assets measured at fair value on a non-recurring basis:
Impaired loans	$—	$—	$6,854,000	$6,854,000
Foreclosed real estate	—	—	2,550,589	2,550,589
December 31, 2012
Assets measured at fair value on a non-recurring basis:
Impaired loans	$—	$—	$8,688,307	$8,688,307
Foreclosed real estate	—	—	3,269,863	3,269,863
December 31, 2011
Assets measured at fair value on a non-recurring basis:
Impaired loans	$—	$—	$13,549,406	$13,549,406
Foreclosed real estate	—	—	2,868,547	2,868,547
The following table presents the valuation methodology and unobservable inputs for Level 3 financial instruments measured at fair value on a nonrecurring basis as of June 30, 2013 and December 31, 2012:

	Fair Value	Valuation Methodology	Unobservable Input	Range (Weighted Average)
June 30, 2013 (Unaudited)
Impaired loans	$6,854,000	Appraisals	Discount for dated appraisals and selling costs	6.75% – 40.0%
Foreclosed real estate	$2,550,589	Appraisals	Discount for dated appraisals and selling costs	7.3% – 10.0%
December 31, 2012
Impaired loans	$8,688,307	Appraisals	Discount for dated appraisals and selling costs	6.75% – 40.0%
Foreclosed real estate	$3,269,863	Appraisals	Discount for dated appraisals and selling costs	7.3% – 10.0%
18.
  Subsequent Events
In June 2013, the Bank entered into a definitive merger agreement (the “Agreement”) with Bankwell Financial Group, Inc., (“BFG”), under which BFG will acquire The Wilton Bank. On September 30, 2013 the shareholders of The Wilton Bank approved the Agreement. The acquisition by BFG was completed on November 5, 2013.

Shares

Common Stock
PROSPECTUS
, 2013
SANDLER O’NEILL + PARTNERS, L.P.
The date of the prospectus is          , 2013.
Through and including          , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, are estimates.

SEC registration fee	$	*
FINRA filing fee		8,000
Nasdaq filing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting expenses		*
Miscellaneous expenses		*
Total	$	*

*
  To be filed by amendment.
Item 14.   Indemnification of Directors and Officers.
Section 33-779 of the Connecticut General Statutes, or CGS, provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Section 33-770 to 33-778, inclusive of the CGS.
Pursuant to Section 33-771 to Section 33-776, a corporation may indemnify a director, officer, employee, or agent who is a party to a proceeding against liability incurred in connection with the proceeding if the individual meets a certain standard of conduct. The corporation may indemnify the individual if: (1)(A) the director conducted himself in good faith; (B) the individual reasonably believed (i) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation; and (ii) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and (C) in the case of any criminal proceeding, the individual had no reasonable cause to believe his conduct was unlawful; or (2) the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the certificate of incorporation as authorized by Section 33-636(b)(5). Under Section 33-775, the determination of and the authorization for indemnification are made by the (a) board of directors; (b) special legal counsel; (c) shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify.
Where a director, officer, employee, or agent of the corporation has been wholly successful on the merits, Section 33-772 with Section 33-776 provides that a corporation shall indemnify the individual against reasonable expenses incurred by the individual in connection with a proceeding to which the individual was a party.
Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was a named party.
Section 33-773 permits a corporation to pay expenses incurred by the indemnified party in defending an action, suit or proceeding in advance of final disposition if approved by the board of directors or shareholders and accompanied by (1) a signed written affirmation that the director in good faith believes he complied with the standard of conduct in 33-771(a) and (2) an undertaking by the indemnified party to repay such amounts if it later determined that he is not entitled to indemnification. Also, Section 33-774 requires the company to indemnify the director or advance expenses if ordered by the court. Section 33-777 also authorizes Connecticut corporation to buy liability insurance on behalf of any director, officer, agent or employee.

Section 33-778 permits a corporation by a provision in its certificate of incorporation or bylaws or in a resolution adopted by its shareholder or directors to obligate itself to provide indemnification in accordance with these provisions or advance funds to pay or reimburse expenses.
Consistent with the laws of the State of Connecticut, Article VI of our bylaws incorporates Section 33-770 to 33-778 of the CGS by reference and provides that we shall indemnify the directors, officers, employees and agents of the Company to the maximum extent permitted and/or required by the Certificate of Incorporation or applicable law. The indemnification payments shall not exceed the amount permissible under applicable state or federal law, including but not limited to the limitations on indemnification imposed by Section 18(k) of the Federal Deposit Insurance Act and the regulation issued thereunder by the Federal Deposit Insurance Corporation.
In addition, Article IX of our Certificate of Incorporation provides that a Director’s personal liability to the Corporation for monetary damages for a breach of duty is limited to the amount of the compensation received by the Director for serving the Corporation during the year of the violation if the breach did not (1) involve a knowing and culpable violation of law by the Director, (2) enable the Director or an associate, as defined in subdivision (3) of Section 33-843 or any similar successor provision of the Connecticut General Statutes to receive an improper personal economic gain, (3) show a lack of good faith and a conscious disregard for the duty of the Director to the Corporation under circumstances in which the Director was aware that his conduct or omission created an unjustifiable risk of serious injury to the Corporation, (4) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the Director’s duty to the Corporation, or (5) create liability under Section 33-757 as amended, or Section 36a-58 of the Connecticut General Statutes. This provision shall not limit or preclude the liability of a person who is or was a Director for any act or omission occurring prior to the effective date hereof.
Item 15.   Recent Sales of Unregistered Securities.
Within the past three years, we have engaged in the following transaction that were not registered under the Securities Act.
In December 2010, we completed a private offering of 300,321 shares of our common stock to accredited and sophisticated investors generating gross proceeds of $4,204,634. In August 2011, we issued 10,980 shares of our Series C preferred stock in connection with our participation in the Department of the Treasury’s Small Business Lending Fund program generating gross proceeds of $10,980,000. In January 2013, we completed a private placement of 527,513 shares of our common stock to accredited and sophisticated investors generating gross proceeds of $7,385,182. In September 2013, we completed a private placement of 370,000 shares of our common stock to one accredited, institutional investor generating gross proceeds of $6,197,500.
The offers and sales of securities in these offerings were made in reliance upon exemptions from federal securities registration under Section 4(2) of the Securities Act, including the safe harbors established in Regulation D for transactions by an issuer not involving a public offering.
The net proceeds from the private offerings described above were used to fund organic and strategic growth, except for the proceeds from the offering of our Series C preferred stock, which were used to redeem our Series A preferred stock and Series B preferred stock.
Item 16.   Exhibits and Financial Statement Schedules.
(a)
  Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.
(b)
  Financial Statement Schedules: None.
Item 17.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The registrant hereby further undertakes that:
(1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(2)
  For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the County of Fairfield, State of Connecticut on November 12, 2013.
BANKWELL FINANCIAL GROUP, INC.
By:
  /s/ Peyton R. Patterson

  Peyton R. Patterson
  President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature & Title	Date
/s/ Peyton R. Patterson Peyton R. Patterson Chief Executive Officer and President (Principal Executive Officer)	November 12, 2013
/s/ Ernest J. Verrico, Sr. Ernest J. Verrico, Sr. Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)	November 12, 2013
/s/ Frederick R. Afragola Frederick R. Afragola Director	November 12, 2013
/s/ George P. Bauer George P. Bauer Director	November 12, 2013
/s/ Richard E. Castiglioni Richard E. Castiglioni Director	November 12, 2013
/s/ Eric J. Dale Eric J. Dale Director	November 12, 2013
Blake S. Drexler Blake S. Drexler Director	November 12, 2013
/s/ James A. Fieber James A. Fieber Director	November 12, 2013
/s/ Mark Fitzgibbon Mark Fitzgibbon Director	November 12, 2013

Signature & Title	Date
/s/ William J. Fitzpatrick III William J. Fitzpatrick III Director	November 12, 2013
/s/ Merrill J. Forgotson Merrill J. Forgotson Director	November 12, 2013
/s/ Hugh Halsell Hugh Halsell Director	November 12, 2013
/s/ Daniel S. Jones Daniel S. Jones Director	November 12, 2013
/s/ Carl R. Kuehner III Carl R. Kuehner III Director	November 12, 2013
/s/ Todd Lampert Todd Lampert Director	November 12, 2013
/s/ Victor S. Liss Victor S. Liss Director	November 12, 2013
/s/ T. Brock Saxe T. Brock Saxe Director	November 12, 2013

EXHIBIT INDEX

Number	Description
Exhibit 1.1	Form of Underwriting Agreement+
Exhibit 3.1	Certificate of Incorporation as amended to date
Exhibit 3.2	Amended and Restated Bylaws
Exhibit 4.1	Specimen Common Stock Certificate+
Exhibit 5.1	Form of Opinion of Hinckley, Allen & Snyder LLP
Exhibit 10.1	Employment Agreement of Peyton R. Patterson dated April 16, 2012
Exhibit 10.2	Employment Agreement of Gail E.D. Brathwaite dated April 1, 2013
Exhibit 10.3	Employment Agreement of Ernest J. Verrico, Sr. dated April 23, 2013
Exhibit 10.4	Employment Agreement of Heidi S. DeWyngaert dated January 30, 2013
Exhibit 10.5	2002 Bank Management, Director and Founder Stock Option Plan
Exhibit 10.6	2006 Bank of New Canaan Stock Option Plan
Exhibit 10.7	2007 Bank of New Canaan Stock and Equity Award Plan
Exhibit 10.8	2011 BNC Financial Group, Inc. Stock Option and Equity Award Plan
Exhibit 10.9	2012 BNC Financial Group, Inc. Stock Plan
Exhibit 10.10	Amendment to 2012 BNC Financial Group, Inc. Stock Plan
Exhibit 10.11	BNC Financial Group, Inc. and Affiliates Deferred Compensation Plan for Directors, as adopted on January 23, 2008
Exhibit 10.12	Small Business Lending Fund Securities Purchase Agreement with the Secretary of the Treasury dated August 4, 2011
Exhibit 10.13	Agreement and Plan of Merger by and among BNC Financial Group, Inc., The Bank of New Canaan and The Wilton Bank dated as of June 14, 2013
Exhibit 10.14	Securities Purchase Agreement dated September 30, 2013
Exhibit 21.1	Subsidiaries of the Registrant
Exhibit 23.1	Consent of Hinckley, Allen & Snyder LLP (contained in Exhibit 5.1)
Exhibit 23.2	Consent of Whittlesey & Hadley, P.C.
Exhibit 24.1	Power of Attorney

•
  Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.
+
  To be filed by amendment.